Confidential Draft Submission No. 2 as confidentially submitted to the Securities and Exchange Commission on August 30, 2013.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ESSENT GROUP LTD.
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6351 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
(441) 297-9901
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Mark A. Casale
President and Chief Executive Officer
Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
(441) 297-9901
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Michael Groll Alexander M. Dye Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Mary Lourdes Gibbons Senior Vice President, Chief Legal Officer and Assistant Secretary Essent Group Ltd. Clarendon House 2 Church Street Hamilton HM 11, Bermuda (441) 297-9901	Richard B. Aftanas Dwight S. Yoo Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date hereof.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Shares, $0.01 par value per share	$	$

(1)
Includes offering price of shares which the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2013

Shares

Common Shares

          This is the initial public offering of common shares of Essent Group Ltd. We are offering             common shares to be sold in the offering. [The selling shareholders identified in this prospectus are offering an additional             common shares. We will not receive any proceeds from the sale of shares by the selling shareholders.] No public market currently exists for our common shares. The estimated initial public offering price is between $             and $             per share.

          We intend to apply to list our common shares on the                                        under the symbol "               ".

          We are an "emerging growth company" as defined under applicable Federal securities laws and may utilize reduced public company reporting requirements. Investing in our common shares involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Essent Group Ltd.	$	$
[Proceeds, before expenses, to selling shareholders]	$	$

          The underwriters also may purchase up to             additional shares from [us] [and] [from the selling shareholders] at the initial offering price less the underwriting discounts and commissions.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the shares to purchasers on or about                          , 2013.

Goldman, Sachs & Co.	J.P. Morgan

                                        , 2013

          You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. Neither this prospectus nor any free writing prospectus is an offer to sell anywhere or to anyone where or to whom we are not permitted to offer or to sell securities under applicable law. The information in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable.

          For investors outside the United States:    Neither we[, the selling shareholders,] nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

ii

TRADEMARKS

          We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the "®" or "™" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

MARKET, INDUSTRY AND OTHER DATA

          This prospectus includes market and industry data and forecasts that we have developed from independent research firms, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Our internal data, estimates and forecasts are based on information obtained from our investors, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Except as otherwise indicated, "market share" as used in this prospectus is measured by our share of total new insurance written, or NIW, in the private mortgage insurance industry, and excludes NIW under the Home Affordable Refinance Program, or HARP, which we refer to as HARP NIW.

iii

PROSPECTUS SUMMARY

          The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common shares. You should read this entire prospectus, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements, before making an investment decision. Unless the context otherwise indicates or requires, the terms "we," "our," "us," "Essent," and the "Company," as used in this prospectus, refer to Essent Group Ltd. and its directly and indirectly owned subsidiaries, including our primary operating subsidiary, Essent Guaranty, Inc., as a combined entity, except where otherwise stated or where it is clear that the terms mean only Essent Group Ltd. exclusive of its subsidiaries. For your reference, we have included a glossary beginning on page 184 of selected insurance, mortgage finance and related terms.

Overview

          We are an established and growing private mortgage insurance company. We were formed to serve the U.S. housing finance industry at a time when the demands of the financial crisis and a rapidly changing business environment created the need for a new, privately funded mortgage insurance company. Since writing our first policy in May 2010, we have grown to an estimated 11.3% market share based on new insurance written, or NIW, for the three months ended March 31, 2013, up from 8.6% and 3.9% for the years ended December 31, 2012 and 2011, respectively. We believe that our growth has been driven largely by the unique opportunity we offer lenders to partner with a well-capitalized mortgage insurer, unencumbered by legacy business, that provides fair and transparent claims payment practices, and consistency and speed of service.

          Private mortgage insurance plays a critical role in the U.S. housing finance system. Essent and other private mortgage insurers provide credit protection to lenders and mortgage investors by covering a portion of the unpaid principal balance of a mortgage in the event of a default. In doing so, we provide private capital to mitigate mortgage credit risk, allowing lenders to make additional mortgage financing available to prospective homeowners.

          Private mortgage insurance helps extend affordable home ownership by facilitating the sale of low down payment loans into the secondary market. Two U.S. Federal government-sponsored enterprises, Fannie Mae and Freddie Mac, which we refer to collectively as the GSEs, purchase residential mortgages from banks and other lenders and guaranty mortgage-backed securities that are offered to investors in the secondary mortgage market. The GSEs are restricted by their charters from purchasing or guaranteeing low down payment loans, defined as loans with less than a 20% down payment, that are not covered by certain credit protections. Private mortgage insurance satisfies the GSEs' credit protection requirements for low down payment loans, supporting a robust secondary mortgage market in the United States.

          In 2010, Essent became the first private mortgage insurer to be approved by the GSEs since 1995, and is licensed to write coverage in all 50 states and the District of Columbia. We have master policy relationships with approximately 800 customers as of June 30, 2013, including 21 of the 25 largest mortgage originators in the United States for the first quarter of 2013. We believe that our customers account for nearly 70% of the annual new insurance written in the private mortgage insurance market. We have a fully functioning, scalable and flexible mortgage insurance platform and a highly experienced, talented team of 259 employees, including 52 in business development and sales and 71 in underwriting. Our holding company is domiciled in Bermuda and our U.S. insurance business is headquartered in Radnor, Pennsylvania. We operate additional underwriting and service centers in Winston-Salem, North Carolina and Irvine, California. For the six months ended June 30, 2013 and the year ended December 31, 2012, we generated new insurance written of $10.2 billion and $11.2 billion, respectively, and as of June 30, 2013, we had over $22.5 billion of insurance in force.

Market Opportunities

          Mortgage insurance is offered by both private companies and government agencies. The economic and housing market downturn that precipitated the financial crisis in 2008 had a profound impact on the private mortgage insurance industry. Incumbent mortgage insurers sustained significant financial losses and depleted capital levels, which resulted in strained relationships with banks and other lenders. Since 2007, three private mortgage insurers have ceased writing new business. To stabilize the disruption in the housing market resulting from the financial crisis, the Federal government, among other things, significantly expanded its role in the mortgage insurance market, but is now scaling back. We expect that, as the U.S. housing market continues to recover, the demand for private capital to insure mortgage risk and to facilitate secondary market loan sales will grow. As a mortgage insurer with a growing number of customers and a strong balance sheet unencumbered by legacy, pre-crisis exposures, we believe that Essent is uniquely positioned to benefit from a number of important market trends.

  •
  Improving fundamentals of the housing market.  The U.S. housing market continues to recover from the financial crisis, with purchase money mortgage originations increasing, the rate of household formation growing, new housing starts and home sales increasing, mortgage foreclosure activity declining, and home prices increasing across most of the country from depressed levels. We believe that recent data supports continued optimism in housing market fundamentals:

  •
  Purchase mortgage originations were $503 billion in 2012, and are expected to grow by 22.3% to $615 billion in 2013, per the Mortgage Bankers Association as of July 25, 2013.

  •
  Household formation was 1.0 million in 2012, compared to a financial crisis low of 0.4 million in 2008, per the U.S. Department of Commerce.

  •
  The S&P Case-Shiller 20 City Index of residential housing prices has increased for five consecutive quarters through March 31, 2013, and rose an aggregate 12% for the twelve months ended April 30, 2013.

  •
  The monthly supply of new homes for sale as of April 30, 2013 declined to 3.9 months, representing one of the lowest levels since October 2004, per the U.S. Census and the National Association of Realtors.

  •
  The National Association of Realtors' Housing Affordability Index increased 71.0% from July 2006 to May 2013 and, as of May 31, 2013, was 37.4% higher than it was on average from 1993 to 2007.

    We believe that these strong fundamentals will lead to greater housing market activity, and support growth and profitability in the private mortgage insurance sector.

  •
  High credit quality of new mortgage originations.  The credit quality of a mortgage loan is driven primarily by the credit profile of the borrower, as well as the type and value of the housing collateral supporting the loan. Borrowers with strong credit profiles are generally less likely to become delinquent with payments or to default on their mortgage loans. Following the financial crisis, mortgage lenders have significantly tightened their underwriting standards, generally limiting the availability of loans to borrowers with high FICO scores and low ratios of debt to income who can fully document their income and assets. From 2010 through 2012, the average borrower FICO score on all mortgage loans originated in the

    United States and sold to the GSEs was 762, compared to 729 for the period from 2005 through 2007. Banks have largely stopped offering loans with certain characteristics that generated high levels of defaults and losses during the financial crisis, including interest only and negative amortization loans. We believe that prudent underwriting standards, higher credit quality borrowers, and lower mortgage default experience will translate into fewer claims for the mortgage insurance industry on policies written in the post-crisis period.

    Although we expect that credit standards will ease somewhat over time, we believe that regulatory reforms that have been, or are expected to be, implemented as a result of the financial crisis will create incentives for mortgage lenders to originate loans using prudent underwriting standards and result in a more stable housing market and housing finance system.

  •
  Growing demand for private mortgage insurance.  Mortgage insurance is provided by both private companies, such as Essent, and government agencies, such as the FHA and the VA. In 2012, $547 billion, or 31.3%, of the $1.75 trillion aggregate mortgage originations were covered by mortgage insurance. Prior to the financial crisis, private insurers accounted for a majority of the insured mortgage origination market. From 1993-2007, private insurers covered, on average, 62% of total insured mortgage volume. During the financial crisis, government agencies began to insure an increasing percentage of the market as incumbent private insurers dealt with financial losses, depleted capital positions and declining ratings. By 2009, government agencies accounted for 85% of total insured mortgage origination volume, with the FHA accounting for 71% of the aggregate insured mortgage market. Private mortgage insurers have since regained an increasing share of the insured mortgage market, steadily rising from 16% in 2010 to 23% in 2011 to 32% in 2012. These gains have been driven in part by multiple increases in the FHA's mortgage insurance premium rates and upfront fees since 2010, as well as the inflow of private capital into the sector to support new entrants like Essent and to recapitalize incumbent private mortgage insurers. The private mortgage insurance industry benefits from both a larger origination market and increased private mortgage insurance penetration. We believe that private mortgage insurance will continue to increase its share of the insured mortgage market in the coming years.

    We also believe that additional growth opportunities will emerge for private mortgage insurers as Federal regulators seek to reduce U.S. taxpayer exposure to the mortgage markets by transferring mortgage risk from the GSEs to the private market. Federal regulators have established a goal for each of the GSEs to transfer credit risk on $30 billion of mortgages to the private market in 2013. We expect that similar, and potentially expanded, goals will be established in future periods.

  •
  Significant barriers to entry.  The private mortgage insurance industry has significant barriers to entry due to the substantial capital necessary to fund operations and satisfy GSE requirements, the need for a customer-integrated operating platform capable of issuing and servicing mortgage insurance policies, the competitive positions and established customer relationships of existing mortgage insurance providers, and the need to obtain and maintain insurance licenses in all 50 states and the District of Columbia. Additionally, the resource commitment required by customers, and larger lenders in particular, to connect to a new mortgage insurance platform is significant, and absent a critical need, such as the capital constraints in the mortgage insurance industry during the financial crisis, they have historically been reluctant to make such an investment.

    We were formed and built the foundation of our business during a unique window when the severe dislocation in the private mortgage insurance industry caused by the financial crisis created a need for a newly capitalized mortgage insurer and allowed us to quickly establish relationships with lenders. We believe that the improving financial conditions of mortgage insurance industry participants and housing markets will make it more difficult for new parties to enter the marketplace going forward.

Our Strengths

          We believe that we are well positioned to play a leading role in the private mortgage insurance industry, and that we have a number of competitive strengths that will allow us to capitalize on attractive market opportunities and to develop and grow our business in a prudent manner.

  •
  High growth company levered to an improving U.S. residential housing market.  We believe that continued improvements in the U.S. residential housing market, more disciplined mortgage underwriting standards and increasing demand for private mortgage insurance solutions will continue to provide opportunities for Essent to deliver substantial growth. We believe these underlying housing market trends, combined with the expansion of our market share within the private mortgage insurance industry, have led, and will continue to lead, to attractive growth characteristics for Essent.

  •
  We grew our net premiums earned from $1.4 million for the three months ended June 30, 2011 to $7.9 million for the three months ended June 30, 2012, and to $27.5 million for the three months ended June 30, 2013, representing compound annual growth of 350% since June 30, 2011.

  •
  In addition, we increased our NIW from $561 million for the three months ended June 30, 2011 to $2.2 billion for the three months ended June 30, 2012, and to $5.9 billion for the three months ended June 30, 2013, representing compound annual growth of 224% since June 30, 2011.

  •
  We achieved profitability in the fourth quarter of 2012 and have been profitable every quarter since. Our pre-tax income for the three months ended June 30, 2013 was $13.4 million, an increase of $12.0 million over the three months ended December 31, 2012.

  •
  Given the expected persistency of our book and lower volumes written earlier in our history, we expect to generate meaningful growth in our net premiums earned even without a year-over-year increase in annual NIW production.

  •
  Growing number of lender relationships based on a customer-centric approach.  We compete and establish our growing market presence through a customer-centric approach that is built on the reliability and transparency of our coverage. Through our Clarity of Coverage® master policy terms, responsive customer service, and consistent and timely underwriting process, we seek to serve our customers' needs in an efficient and differentiated manner.

  •
  We have master policy relationships with approximately 800 customers as of June 30, 2013, including 21 of the 25 largest mortgage originators in the United States for the first quarter of 2013. Since January 1, 2012, we added 545 new customers to our platform. We believe our customers account for nearly 70% of the annual new insurance written in the private mortgage insurance market.

  •
  We believe that our Clarity of Coverage master policy terms have been embraced by lenders as a means to ensure fair and transparent claims payment practices, differentiating Essent in the market.

    •
    We incent our sales and business development staff to focus on building long-term, high quality customer relationships. We have a non-commission-based structure for our sales and business development staff that includes an equity ownership program, which we believe aligns their efforts with our long-term corporate objectives, including providing better customer service and better risk selection.

  •
  Increasing share of new business that is expected to generate attractive returns.  We believe that the mortgage insurance we have written to date is high quality and attractively priced. We have successfully increased our market share every quarter since our formation, growing from 3.9% for the year ended December 31, 2011 to 8.6% for the year ended December 31, 2012 to 11.3% for the three months ended March 31, 2013. We expect that our growing market presence will allow us to continue to capture an increasing share of attractively priced business going forward.

  •
  Our entire book of business is comprised of 2010 and later vintages, and as a result we believe our book should generate attractive returns.

  •
  We target an aggregate, after-tax return on capital of [    •    ]-[    •    ]% for our portfolio, assuming, among other things, a risk to capital ratio of 16.0:1 and no financial leverage.

  •
  Conservative balance sheet with strong financial position and disciplined risk management philosophy.    We believe that our strong financial position has been a critical component in gaining the confidence of our customers and growing our business. We are not encumbered by a high risk, legacy book of business written during the credit bubble of the pre-2009 period. We have established risk management controls throughout our organization that we believe will support our continued financial strength. Risk management is deeply incorporated into our business decisions and processes, including customer and policy acquisition, underwriting and credit approval, ongoing portfolio monitoring, loss reserving and claims management, investment allocation and capital management.

  •
  As of June 30, 2013, 94% of our in force book of business covered mortgages where borrowers had a FICO score of 700 or better, and 99% covered mortgages written with LTVs of 95% or lower, in each case at origination.

  •
  We have the highest domestic financial strength rating in the private mortgage insurance industry by Standard & Poor's at "BBB+" (Stable) and the second highest by Moody's at "Baa3" (Positive).

  •
  As of June 30, 2013, we had no financial leverage on our balance sheet, and our insurance companies had combined statutory capital of $356.2 million and a risk to capital ratio of 15.0:1. 100% of our investment assets were held in cash or investment grade fixed income securities, and over 52% of our fixed income portfolio was rated "Aaa" by Moody's.

  •
  As of June 30, 2013, we had 90 policies reported to be in default, which reflected less than one-tenth of one percent of our aggregate policies in force.

  •
  Scalable mortgage insurance franchise capable of supporting significant future growth.  We have invested significant resources in building our business for the long-term and creating a scalable franchise capable of supporting our future growth with limited incremental investment. We have proactively built our business to support our anticipated growth and believe we have the right team composition, management expertise, platform and organizational structure to drive improved operating efficiencies, earnings growth and higher return on equity.

    •
    In 2009, we acquired a fully functioning, scalable and flexible mortgage insurance platform, which we have continued to develop and enhance, making it easier for our customers to do business with us. We wrote approximately 25,000 new policies in the second quarter of 2013 and serviced approximately 100,000 policies in force as of June 30, 2013.

    •
    We believe we have demonstrated an ability to attract and retain qualified employees, growing our headcount from 157 as of year-end 2011 to 259 as of June 30, 2013.

  •
  Experienced and execution-oriented management team with a focus on long-term value creation.  Our senior management team has extensive experience in the mortgage and mortgage insurance industry, with many having prior experience with commercial and mortgage banks and the GSEs. In forming and building Essent, our management team has drawn on their collective experience to design processes, operating philosophies and compensation structures that support our goal of creating a leading mortgage insurer in the United States.

  •
  Our senior management team has an average of over 20 years of relevant industry experience, bringing together a broad range of critical customer development, risk management and operating skills that we believe are necessary for our long-term success.

  •
  Our senior management team has closely aligned interests as meaningful owners of Essent through a combination of a long-term incentive plan, annual stock awards and voluntary share purchases.

Our Strategy

          Our goal is to be a leading private mortgage insurer in the United States through our focus on long-term customer relationships, integrated risk management, financial strength and profitability. We see a significant opportunity to continue expanding our market presence and to deliver disciplined growth. We intend to pursue strategies that leverage our competitive strengths to produce attractive earnings growth and risk-adjusted returns.

  •
  Expand and diversify our customer base.    We believe that our growth has been and will continue to be driven by the opportunity we offer lenders to partner with a well-capitalized mortgage insurer, unencumbered by legacy business, that provides fair and transparent claims payment practices and consistency and speed of service. We intend to increase our share of our existing customers' business, and to enter into a growing number of relationships with new customers, by pursuing a core set of initiatives that involve increasing our marketing efforts to raise our brand awareness, broadening our customer outreach efforts through targeted additions to our sales force, bolstering the number of third-party front-end systems through which we can connect to customers, and maintaining high quality underwriting and customer service capabilities.

  •
  Manage expenses to maximize operating leverage.    We have a fully functioning, scalable and flexible mortgage insurance platform that we believe can support significant growth with limited incremental investment. We believe that the scalability of our platform and our focus on controlling staffing, operating, capital and other expenses will allow us to deliver enhanced earnings over time. We believe that the benefits of an efficient expense structure extend beyond bottom line financial results, and provide us with greater flexibility to forego unattractive business that does not meet our targeted risk-return objectives.

  •
  Protect our balance sheet by writing high quality mortgage insurance and prudently managing risk.    We intend to continue targeting high quality mortgage insurance and prudently managing the risks that we assume in our business in order to remain a well-capitalized counterparty for our customers. Our Chief Risk Officer reports directly to our Chief Executive Officer and leads a team that is responsible for implementing our risk management framework. Risk management is a significant focus of our business, including customer and policy acquisitions, underwriting and credit approvals, ongoing portfolio monitoring, loss reserving and claims management, investment portfolio allocation and capitalization decisions. We utilize an economic capital framework to evaluate risk-adjusted returns. We also perform stress tests on our portfolio to analyze how our book of business may perform under adverse scenarios. We believe that our economic capital framework and stress testing analysis helps to inform our optimal capitalization targets, allowing us to prudently manage and protect our balance sheet.

  •
  Promote the role and benefits of private mortgage insurance by actively engaging with policymakers, regulators and industry participants.    We believe that a strong, viable private mortgage insurance market is a critical component of the U.S. housing finance system. Mortgage insurance provides private capital to mitigate mortgage credit risk within the system, supports increased levels of homeownership, offers liquidity and process efficiencies for lenders, and provides consumers with lower-cost products and increased choice of mortgage and homeownership options. We meet frequently with policymakers, regulatory agencies, including state insurance and banking regulators and the FHFA, the GSEs, our customers and other industry participants to promote the role and value of private mortgage insurance and exchange views on the U.S. housing finance system. We intend to continue to promote legislative and regulatory policies that support a viable and competitive private mortgage insurance industry and a well-functioning U.S. housing finance system.

  •
  Pursue new opportunities to source mortgage insurance business.    Following the financial crisis and placement of the GSEs under the conservatorship of the FHFA in 2008, regulators have sought to develop strategies and programs to reduce U.S. taxpayer exposure to the mortgage markets and to transfer mortgage credit risk to the private market. We believe that this policy direction will continue, and may lead to additional opportunities for the mortgage insurance industry, and Essent in particular. We have actively pursued the currently proposed GSE risk sharing programs, and intend to analyze future risk sharing transactions as they arise.

  •
  Opportunistically leverage our Bermuda structure to create incremental value for shareholders.    We expect to be opportunistic in evaluating ways to leverage our Bermuda holding company structure and our reinsurer, Essent Reinsurance Ltd., or Essent Re, to enhance shareholder value. We expect to hire a small number of additional employees at Essent Re to help us selectively evaluate MI reinsurance opportunities. We believe MI reinsurance that is written in a similarly diligent and controlled manner as our existing book of business can be additive to the Essent franchise.

Summary Risk Factors

          Investing in our shares involves substantial risk. The risks described under the heading "Risk Factors" immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

  •
  Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market, changes to the charters of the GSEs or changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns.

  •
  The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

  •
  Our revenues, profitability and returns would decline if we lose a significant customer.

  •
  Our business prospects and operating results could be adversely impacted by legislative or regulatory initiatives or changes such as the implementation of the Dodd-Frank Act, including if, and to the extent that, the Consumer Financial Protection Bureau's final rule defining a qualified mortgage or risk retention requirements and the associated definition of qualified residential mortgages reduce the size of the origination market, reduce the amount of low down payment loans or create incentives to use government-supported mortgage insurance programs.

  •
  A downturn in the U.S. economy or a decline in the value of borrowers' homes from their value at the time their loans close may result in more homeowners defaulting and could increase our losses.

  •
  If the volume of low down payment home mortgage originations declines as a result of macroeconomic conditions or otherwise, the amount of insurance that we write could decline and reduce our revenues.

  •
  An increase in the rate of home price appreciation may cause the loan-to-value ratios of mortgages that we insure to decrease, potentially resulting in cancellations of our MI policies and/or increasing refinancing activity, which could negatively impact our revenues.

  •
  We expect our claims to increase as our portfolio matures and our reserves may not reflect accurate estimates of our actual losses, each of which would adversely affect our business.

  •
  The security of our information technology systems may be compromised and confidential information, including non-public personal information that we maintain, could be improperly disclosed.

          You should carefully consider all of the information included in this prospectus, including matters set forth under the headings "Risk Factors" and "Forward Looking Statements," before deciding to invest in our common shares.

Corporate and Other Information

          Essent Group Ltd. was organized as a limited liability company under the laws of Bermuda on July 1, 2008. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our website address is www.                          . We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

          We were founded by an experienced management team who saw a need for a new mortgage insurance company funded by private capital and unencumbered by legacy exposures, and were supported by a group of highly experienced, strategic and financial investors, including affiliates of Pine Brook Road Partners, The Goldman Sachs Group, Inc., an affiliate of Global Atlantic Financial Group, Valorina LLC, which is majority owned by an entity that is managed by Soros Fund Management LLC, Aldermanbury Investments Limited, an affiliate of J.P. Morgan, an affiliate of PartnerRe Principal Finance Inc., RenaissanceRe Ventures Ltd., funds or accounts managed by Wellington Management Company, LLP, and affiliates of HSBC, who collectively committed approximately $600 million in capital to fund our operations. We have drawn in the aggregate approximately $438 million of the available committed capital.

          Our primary wholly owned insurance subsidiary, Essent Guaranty, Inc., received its certificate of authority from the Pennsylvania Insurance Department in July 2009, and subsequently received licenses to issue mortgage insurance in all 50 states and the District of Columbia. In December 2009, we acquired our mortgage insurance platform from a former mortgage insurance industry participant. In February 2010, we became the first mortgage insurer approved by the GSEs since 1995.

          EssentTM and Clarity of Coverage® and their corresponding logos appearing in this prospectus are owned by us or one of our subsidiaries. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

          We qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act. As an emerging growth company, we have elected to take advantage of the reduced disclosure requirements available to emerging growth companies under the JOBS Act about our executive compensation arrangements and the presentation of selected financial data for periods prior to the earliest audited period presented in this prospectus and an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

          As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common shares less attractive as a result of our elections, which may result in a less active trading market for our common shares and more volatility in our stock price.

          We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

The Offering

Common shares offered by us	shares
[Common shares offered by selling shareholders	shares]
Total common shares offered	shares
Option to purchase additional common shares	The underwriters have a 30-day option to purchase an additional common shares from [us] [and] [the selling shareholders].
Common shares to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes, which may include capital contributions to support the growth of our insurance subsidiaries. [We will not receive any proceeds from the sale of shares by the selling shareholders.] See "Use of Proceeds."

Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to invest in our common shares.
Dividend policy	We do not currently expect to pay dividends on our common shares for the foreseeable future.
Proposed trading symbol

          Unless we indicate otherwise, the information in this prospectus:

  •
  gives effect to the issuance of             common shares in this offering;

  •
  assumes no exercise by the underwriters of their option to purchase additional shares;

  •
  assumes that the initial public offering price of our common shares will be $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

  •
  gives effect to the       for       split of our shares that was effected on                           ;

  •
  assumes the conversion of all of our outstanding Class A common shares into             common shares;

  •
  assumes the conversion of all of our outstanding Class B-2 common shares that are eligible to vest under the 2009 Restricted Share Plan, as amended (the "restricted share plan"), into             common shares and the forfeiture of any remaining Class B-2 common shares that are not eligible to vest in accordance with the restricted share plan; and

  •
  assumes our bye-laws have been amended to create a single class of common shares to be offered and sold in the offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables set forth our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated financial and other data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

          The summary consolidated financial and other data as of and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. We believe our unaudited condensed consolidated financial statements included elsewhere in this prospectus have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and results of operations for such periods. The summary consolidated financial and other data as of and for the six months ended June 30, 2013 and 2012 are not necessarily indicative of the results expected as of and for the year ended December 31, 2013 or for any future period.

          The information set forth under "Insurance company capital" below has been derived from the annual and quarterly statements of our insurance subsidiaries filed with the Pennsylvania Insurance Department. The accompanying data has been prepared in conformity with accounting practices prescribed or permitted by the Pennsylvania Insurance Department. Such practices vary from accounting principles generally accepted in the United States ("GAAP").

          The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Six Months Ended June 30,
					Year Ended December 31,
Selected income statement data (in thousands, except per-share amounts)
	2013			2012	2012		2011	2010
Net premiums written		$78,296		$22,731		$72,668	$17,865	$219
Increase in unearned premium		(29,551)		(9,216)		(30,875)	(9,686)	(9)

Net premiums earned		$48,745		$13,515		$41,793	$8,179	$210

Total revenues		$52,595		$16,767		$48,716	$14,388	$6,300
Total losses and expenses		31,829		29,596		62,592	48,838	33,928
Income tax benefit		(10,011)		(307)		(333)	(895)	(54)

Net income (loss)		$30,777		$(12,522)		$(13,543)	$(33,555)	$(27,574)

Earnings (loss) per share(1):
Basic:
Class A		$0.90		$(0.48)		$(0.49)	$(1.39)	$(1.24)
Class B-2		—		(0.01)		—	N/A	N/A
Diluted:
Class A		$0.89		$(0.48)		$(0.49)	$(1.39)	$(1.24)
Class B-2		—		(0.01)		—	N/A	N/A
Weighted average common shares outstanding:
Basic:
Class A		34,313		25,923		27,445	24,151	22,205
Class B-2		1,577		285		557	—	—
Diluted:
Class A		34,459		25,923		27,445	24,151	22,205
Class B-2		6,549		285		557	—	—
Pro forma earnings (loss) per share(2)
Basic	$	[•	]		$	[• ]
Diluted		[•	]			[• ]
Pro forma weighted average common shares outstanding
Basic		[•	]			[• ]
Diluted		[•	]			[• ]

	As of June 30,		As of December 31,
Balance sheet data (in thousands)
	2013	2012	2012	2011	2010
Total investments	$297,805	$172,033	$247,414	$171,091	$161,725
Cash	129,166	21,338	22,315	18,501	15,511
Total assets	461,210	213,984	283,332	210,066	193,589
Reserve for losses and LAE	2,548	702	1,499	57	—
Unearned premium reserve	70,121	18,910	40,570	9,695	9
Amounts due under Asset Purchase Agreement	7,400	12,274	9,841	14,703	2,485
Total stockholders' equity	371,234	170,055	219,123	176,061	183,493
Total liabilities and stockholders' equity	$461,210	$213,984	$283,332	$210,066	$193,589

Selected additional data
($ in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
New insurance written	$10,216,683	$3,621,424	$11,241,161	$3,229,720	$245,898
Loss ratio(3)	2.7%	4.8%	3.5%	0.7%	0.0%
Expense ratio(4)	62.6%	214.2%	146.3%	596.4%	16,156.2%

Combined ratio	65.3%	219.0%	149.8%	597.1%	16,156.2%

	As of June 30,		As of December 31,
Insurance portfolio:	2013	2012	2012	2011	2010
Insurance in force	$22,576,300	$6,768,666	$13,628,980	$3,376,708	$244,968
Risk in force	$5,348,917	$1,596,691	$3,221,631	$777,460	$53,561
Policies in force	98,818	30,049	59,764	15,135	1,204
Loans in default	90	21	56	3	—
Percentage of loans in default	0.09%	0.07%	0.09%	0.02%	—
Insurance company capital:
Combined statutory capital(5)	$356,169	$150,125	$203,611	$150,851	$165,144
Risk to capital ratios:
Essent Guaranty, Inc.	14.9:1	10.2:1	15.8:1	5.0:1	0.3:1
Essent Guaranty of PA, Inc.	17.0:1	22.5:1	16.2:1	10.4:1	0.6:1
Combined(6)	15.0:1	10.6:1	15.8:1	5.2:1	0.3:1

(1)
Our Class A common shares have a stated dividend; however, our Class B-2 common shares do not have a stated dividend rate. Accordingly, earnings (loss) per common share has been calculated using the "two-class" method which provides that earnings and losses be allocated to each class of common shares according to dividends declared and their respective participation rights. Because the Class A common shares accrue a 10% cumulative dividend and the Class B-2 common shares have no stated dividend rate and any dividends paid on Class B-2 common shares would be discretionary, all earnings in 2013 have been allocated to the Class A common shares for purposes of computing earnings per share. In 2012, the net loss was allocated to the Class A common shares and vested Class B-2 common shares based on contributed capital. In 2011 and 2010, the entire net loss was allocated to the Class A common shares as no Class B-2 common shares had vested.

(2)
Pro forma per share data assumes (i) the conversion of all of our Class A common shares and all of our Class B-2 common shares eligible to vest under our restricted share plan into a single class of common shares and forfeiture of any Class B-2 common shares that are not eligible for vesting under our restricted share plan and (ii) the             for             share split effective as of                          , as if such events occurred on January 1, 2012. Pro forma basic earnings (loss) per share consists of net income (loss) divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted earnings (loss) per share consists of net income (loss) divided by the pro forma diluted weighted average common shares outstanding.

(3)
Loss ratio is calculated by dividing the provision for loss and loss adjustment expenses by net premiums earned.

(4)
Expense ratio is calculated by dividing other underwriting and operating expenses by net premiums earned.

(5)
Combined statutory capital equals sum of statutory capital of Essent Guaranty, Inc. plus Essent Guaranty of PA, Inc., after eliminating the impact of intercompany transactions.

(6)
The combined risk to capital ratio equals the sum of the net risk in force of Essent Guaranty, Inc. and Essent Guaranty of PA, Inc. divided by the combined statutory capital.

RISK FACTORS

          Investing in our common shares involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common shares could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business

Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private MI specifically, could reduce our revenues or adversely affect our profitability and returns.

          Since 2008, the Federal government has assumed an expanded role in many key aspects of the U.S. housing finance system. In particular, the Department of the Treasury and the FHFA placed the GSEs into conservatorship in September 2008, putting regulatory and operational control of the GSEs under the auspices of the FHFA. Although we believe the FHFA's conservatorship was intended to be temporary, the GSEs have remained in conservatorship for nearly five years. During that time, there have been a wide-ranging set of GSE and secondary market reform advocacy proposals put forward, including nearly complete privatization of the mortgage market and elimination of the role of the GSEs, recapitalization of the GSEs and a set of alternatives that would combine a Federal role with private capital, some of which eliminate the GSEs and others which envision an ongoing role for the GSEs. Since 2011, a number of comprehensive GSE/secondary market legislative reform bills have also been introduced or announced, differing widely with regard to the future role of the GSEs, the overall structure of the secondary market and the role of the Federal government within the mortgage market. As a result of the uncertainty regarding resolution of the conservatorship of the GSEs and the proper structure of any new secondary mortgage market, as well as the Federal government's recently increased role within the housing market, we cannot predict how or when the role of the GSEs may change. In addition, the size, complexity and centrality of the GSEs to the current housing finance system and the importance of housing to the nation's economy make the transition to any new housing finance system difficult and present risks to market participants, including to us.

          The charters of the GSEs currently require certain credit enhancement for low down payment mortgage loans in order for such loans to be eligible for purchase or guarantee by the GSEs, and lenders historically have relied on mortgage insurance to a significant degree in order to satisfy these credit enhancement requirements. Because the overwhelming majority of our current and expected future business is the provision of mortgage insurance on loans sold to the GSEs, if the charters of the GSEs are amended to change or eliminate the acceptability of private mortgage insurance in their purchasing practices, then our volume of new business and our revenue may decline significantly.

          Changes to the statutory requirements of the FHFA's conservatorship of the GSEs, the elimination of the GSEs or the replacement of the GSEs with any successor entities or structures, or changes to the GSE charters would require Federal legislative action, which makes predicting the timing or substance of such changes difficult. As a result, it is uncertain what role the GSEs, the FHFA, the government and private capital, including private mortgage insurance, will play in the U.S. housing finance system in the future or the impact and timing of any such changes on the market and our business.

Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of MI or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns.

          Changes in the business practices of the GSEs, which can be implemented by the GSEs at the FHFA's direction, could negatively impact our operating results and financial performance, including changes to:

  •
  the level of coverage when private mortgage insurance is used to satisfy the GSEs' charter requirements on low down payment mortgages;

  •
  the overall level of guaranty fees or the amount of loan level delivery fees that the GSEs assess on loans that require mortgage insurance;

  •
  the GSEs influence in the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection;

  •
  the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the volume and quality of the risk insured by the mortgage insurer;

  •
  the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law;

  •
  programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs;

  •
  the extent to which the GSEs establish requirements for mortgage insurers' rescission practices or rescission settlement practices with lenders;

  •
  the size of loans that are eligible for purchase or guaranty by the GSEs, which if reduced or otherwise limited may reduce the overall level of business and the number of low down payment loans with mortgage insurance that the GSEs purchase or guaranty; and

  •
  requirements for a mortgage insurer to become and remain an approved eligible insurer for the GSEs, including, among other items, minimum capital adequacy targets and the terms that the GSEs require to be included in mortgage insurance master policies for loans that they purchase or guaranty.

          The GSEs have proposed minimum standards for mortgage insurer master policies, including standards relating to limitations of a mortgage insurer's rescission rights. The new minimum standards are expected to be implemented in 2014. These standards require us to make changes to our master policy, some of which will not be favorable to us and which could result in us paying more claims than required under our current master policy or could otherwise increase our operating costs. The imposition of standardized master policies may also make it more difficult for us to distinguish ourselves from our competitors on the basis of coverage terms.

          In addition, each of the GSEs maintains eligibility requirements for mortgage insurers. See "Certain Regulatory Considerations — GSE Qualified Mortgage Insurer Requirements." The GSEs are currently developing revisions to their respective eligibility standards for approved mortgage insurers. Although the GSEs have not publicly commented on the substance of such new eligibility requirements for mortgage insurers, we expect those rules to include a new capital adequacy framework with minimum capital requirements. Any changes in these eligibility requirements may negatively impact our ability to write mortgage insurance at our current levels, generate the returns we anticipate from our business or otherwise participate in the private mortgage insurance market at all. Such changes may also make us less competitive with our competitors and with providers of alternatives to mortgage insurance if we must increase our premiums in order to maintain our target returns.

The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

          We compete for business with alternatives to private mortgage insurance, consisting primarily of government-supported mortgage insurance programs as well as home purchase or refinancing alternatives that do not use any form of mortgage insurance.

          Government-supported mortgage insurance programs include, but are not limited to:

  •
  Federal mortgage insurance programs, including those offered by the FHA and VA; and

  •
  state-supported mortgage insurance funds, including, but not limited to, those funds supported by the states of California and New York.

          Alternatives to mortgage insurance include, but are not limited to:

  •
  lenders and other investors holding mortgages in their portfolios and self-insuring;

  •
  investors using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement;

  •
  mortgage sellers retaining at least a 10% participation in a loan or mortgage sellers agreeing to repurchase or replace a loan upon an event of default; and

  •
  lenders originating mortgages using "piggyback structures" which avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

          Any of these alternatives to private MI could reduce or eliminate the demand for our product, cause us to lose business or limit our ability to attract the business that we would prefer to insure. In particular, there has been substantial competition from government-sponsored mortgage insurance programs in the wake of the recent financial crisis. Government-supported mortgage insurance programs are not subject to the same capital requirements, risk tolerance or business objectives that we and other private mortgage insurance companies are, and therefore, generally have greater financial flexibility in setting their pricing, guidelines and capacity, which could put us at a competitive disadvantage. In addition, loans insured under FHA and other Federal government-supported mortgage insurance programs are eligible for securitization in Ginnie Mae securities, which may be viewed by investors as more desirable than Fannie Mae and Freddie Mac securities due to the explicit backing of Ginnie Mae securities by the full faith and credit of the U.S. Federal government.

          Consequently, if the FHA or other government-supported mortgage insurance programs maintain or increase their share of the mortgage insurance market, our business and industry could be affected. Factors that could cause the FHA or other government-supported mortgage insurance programs to maintain or increase their share of the mortgage insurance market include:

  •
  a reduction in the premiums charged for government mortgage insurance or a loosening of underwriting guidelines;

  •
  past and potential future capital constraints in the private mortgage insurance industry;

  •
  increases in premium rates or tightening of underwriting guidelines by private mortgage insurers based on past loan performance or other risk concerns;

  •
  increased levels of loss mitigation activity by private mortgage insurers on older vintage portfolios when compared to the more limited loss mitigation activities of government insurance programs;

  •
  imposition of additional loan level delivery fees by the GSEs on loans that require mortgage insurance;

  •
  increases in GSE guaranty fees and the difference in the spread between Fannie Mae MBS and Ginnie Mae MBS;

  •
  the perceived operational ease of using government insurance compared to the products of private mortgage insurers;

  •
  differences in the enforcement of program requirements by the FHA relative to the enforcement of policy terms by private entities; and

  •
  the implementation of new regulations under the Dodd-Frank Act (particularly the Qualified Mortgage and Qualified Residential Mortgage rules) and the Basel III Rules, which may be more favorable to the FHA than to private mortgage insurers (see "— Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") final rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs", "— The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM")" and "— The implementation of the Basel III Capital Accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance").

          In addition, in the event that a government-supported mortgage insurance program in one of our markets reduces prices significantly or alters the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of political, social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our business, financial condition and operating results.

The implementation of the Basel III Capital Accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance.

          In 1988, the Basel Committee on Banking Supervision, which we refer to as the "Basel Committee", developed the Basel Capital Accord, which we refer to as "Basel I", which set out international benchmarks for assessing banks' capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I, which we refer to as "Basel II", which, among other things, governs the capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. In July 2013, the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation approved publication of final regulatory capital rules, which we refer to as the "Basel III Rules", which govern almost all U.S. banking organizations regardless of size or business model. The Basel III Rules revise and enhance the Federal banking agencies' general risk-based capital, advanced approaches and leverage rules. The Basel III Rules will become effective on January 1, 2014, with a mandatory compliance date of January 1, 2015 for banking organizations other than advanced approaches banking organizations that are not savings and loans holding companies. On

January 1, 2014, most banking organizations would be required to begin a multi-year transition period to the full implementation of the new capital framework.

          The Federal banking agencies' previously proposed Basel III rule would have made extensive changes to the capital requirements for residential mortgages, including eliminating capital recognition for certain low down payment mortgages covered by mortgage insurance. The Federal banking agencies decided to retain in the Basel III Rules the treatment for residential mortgage exposures that is currently set forth in the general risk-based capital rules and the treatment of mortgage insurance. In addition, with regard to the separate Basel III Rules applicable to general credit risk mitigation for banking exposures, insurance companies engaged predominantly in the business of providing credit protection, such as private mortgage insurance companies, are not eligible guarantors.

          If implementation of the Basel III Rules increases the capital requirements of banking organizations with respect to the residential mortgages we insure, it could adversely affect the size of the portfolio lending market, which in turn would reduce the demand for our mortgage insurance. If the Federal banking agencies revise the Basel III Rules to reduce or eliminate the capital benefit banks receive from insuring low down payment loans with private mortgage insurance, or if our bank customers believe that such adverse changes may occur at some time in the future, our current and future business may be adversely affected. Furthermore, if mortgage insurance companies do not meet the requirements to be an eligible guarantor for purposes of general credit mitigation, our future business prospects may be adversely affected.

Our revenues, profitability and returns would decline if we lose a significant customer.

          Our mortgage insurance business depends on our relationships with our customers, and in particular, our relationships with our largest lending customers. Our top ten customers generated 51.0% of our new insurance written, or NIW, during the six-month period ended June 30, 2013, compared to 60.4%, 84.9% and 99.6% for the years ended December 31, 2012, 2011 and 2010, respectively. For the six months ended June 30, 2013, one customer represented 16.8% of our NIW. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.

          Our master policies do not, and by law cannot, require our customers to do business with us. Under the terms of our master policy, our customers, or the parties they designate to service the loans we insure, have the unilateral right to cancel our insurance coverage at any time for any loan that we insure. Upon cancellation of coverage, subject to the type of coverage, we may be required to refund unearned premiums, if any.

          In addition, the economic downturn and challenging market conditions of the recent past adversely affected the financial condition of a number of our largest customers. If the U.S. economy enters into another recessionary period, these customers could again become subject to serious financial constraints that may jeopardize the viability of their business plans or their access to additional capital, forcing them to consider alternatives such as bankruptcy or consolidation with others in the industry. Other factors, such as rising interest rates, which could reduce mortgage origination volumes generally, rising costs associated with regulatory compliance and the relative cost of capital, may also result in consolidation among our customers. In the event our customers consolidate, they may revisit their relationships with individual mortgage insurers, such as us, which could result in a loss of customers or a reduction in our business. The loss of business from a significant customer could have a material adverse effect on the amount of new business we are able to write, and consequently, our revenue, and we can provide no assurance that any loss of business from a significant customer would be replaced from other new or existing lending customers.

Intense competition within the private mortgage insurance industry could result in the loss of customers, lower premiums, wider credit guidelines and other changes which could lower our revenues or raise our costs.

          The private mortgage insurance industry is intensely competitive, with seven private mortgage insurers currently approved and eligible to write business for the GSEs. We compete with other private mortgage insurers on the basis of pricing, terms and conditions, underwriting guidelines, loss mitigation practices, financial strength, reputation, customer relationships, service and other factors. One or more private mortgage insurers may seek increased market share from government-supported insurance programs, such as those sponsored by the FHA, or from other private mortgage insurers by reducing pricing, loosening their underwriting guidelines or relaxing their risk management practices, which could, in turn, improve their competitive position in the industry and negatively impact our level of NIW. A decline in industry NIW might result in increased competition as certain private mortgage insurance companies may seek to maintain their NIW levels within a smaller market. In addition, the perceived increase in the credit quality of loans that currently are being insured, the relative financial strength of the existing mortgage insurance companies and the possibility of the private mortgage insurance market acquiring a greater share of the overall mortgage insurance market may encourage new entrants into the private mortgage insurance industry, which could further increase competition in our business.

          We believe that our financial strength has been a reason that some customers have done business with us. However, this competitive advantage may be mitigated if our competitors continue to improve their capital positions, profitability and financial strength ratings, or if we incur losses which weaken our financial position. Our customers may choose to diversify the mortgage insurers with which they do business due to weakness in our relative financial strength or other reasons, which could negatively affect our level of NIW and our market share.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

          Our ability to write new business depends, among other things, on the origination volume of low down payment mortgages that require mortgage insurance. Factors that affect the volume of low down payment mortgage originations include:

  •
  the level of home mortgage interest rates and the deductibility of mortgage interest and mortgage insurance for income tax purposes;

  •
  the health of the domestic economy as well as conditions in regional and local economies;

  •
  housing affordability;

  •
  population trends, including the rate of household formation;

  •
  the rate of home price appreciation, which in times of significant refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance;

  •
  government housing policies encouraging loans to borrowers that may need low down payment financing, such as first-time homebuyers;

  •
  the extent to which the guaranty fees, loan-level price adjustments, credit underwriting guidelines and other business terms provided by the GSEs affect lenders' willingness to extend credit for low down payment mortgages;

  •
  requirements for ability-to-pay determinations prior to extending credit as discussed below; and

  •
  restrictions on mortgage credit due to more stringent underwriting standards and the risk-retention requirements for securitized mortgage loans affecting lenders as discussed below.

          If the volume of low down payment loan originations declines, then our ability to write new policies may suffer, and our revenue and results of operations may be negatively impacted.

Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") final rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs.

          The Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products and services under Federal law, including residential mortgages, and generally requires creditors to make a reasonable, good faith determination of a consumer's ability-to-repay any consumer credit transaction secured by a dwelling prior to effecting such transaction. The CFPB is authorized to issue the regulations governing a good faith determination; Dodd-Frank, however, provides a statutory presumption of eligibility of loans that satisfy the QM definition. The CFPB has issued a final rule defining what constitutes a QM, which we refer to as the "QM Rule," that will take effect on January 10, 2014. Under the rule, a loan is deemed to be a QM if, among other factors:

  •
  the term of the loan is less than or equal to 30 years;

  •
  there are no negative amortization, interest only or balloon features;

  •
  the lender properly documents the loan in accordance with the requirements;

  •
  the total "points and fees" do not exceed certain thresholds, generally 3% of the total loan amount; and

  •
  the total debt-to-income ratio of the borrower does not exceed 43%.

          The QM Rule provides a "safe harbor" for QM loans with annual percentage rates, or APRs, below the threshold of 150 basis points over the Average Prime Offer Rate, or APOR, and a "rebuttable presumption" for QM loans with an APR above that threshold.

          The Dodd-Frank Act separately granted statutory authority to HUD (for FHA-insured loans), the VA (for VA-guaranteed loans) and certain other government agency insurance programs to develop their own definitions of a qualified mortgage in consultation with CFPB. We believe that HUD is considering adopting a separate definition of a qualified mortgage for loans insured by the FHA, although we do not know the extent of the differences. To the extent that these government agencies adopt their own definitions of a qualified mortgage and those definitions are more favorable to lenders and mortgage holders than those applicable to the market in which we operate, our business may be adversely affected.

          The QM Rule also provides for a second temporary category with more flexible requirements if the loan is eligible to be (i) purchased or guaranteed by the GSEs while they are in conservatorship, which represents the overwhelming majority of our business, or (ii) insured by the FHA, the VA, the Department of Agriculture or the Rural Housing Service. The second temporary category still requires that loans satisfy certain criteria, including the requirement that the loans are fully amortizing, have terms of 30 years or less and have points and fees representing 3% or less of the total loan amount. This temporary QM category expires on January, 10, 2021, or earlier if the Federal agencies issue their own qualified mortgage rules or, with respect to GSEs, if the FHFA's conservatorship ends.

          Failure to comply with the ability-to-repay requirement exposes a lender to substantial potential liability. As a result, we believe that the QM regulations may cause changes in the lending standards and origination practices of our customers. Under the QM Rule, mortgage insurance premiums that are payable by the consumer at or prior to consummation of the loan may be included in the calculation of points and fees, including our borrower-paid single premium products. To the extent the use of private mortgage insurance causes a loan not to meet the definition of a QM, the volume of loans originated with mortgage insurance may decline or cause a change in the mix of premium plans and therefore our profitability. However, it is difficult to predict with any certainty how lenders' origination practices will change as a result of the QM rule and whether any such changes would have a negative impact on the MI industry. Our business prospects and operating results could be adversely impacted if the QM regulations reduce the size of the origination market, reduce the willingness of lenders to extend low-down payment credit, favor alternatives to private mortgage insurance such as government mortgage insurance programs or change the mix of our business in ways that may be unfavorable to us.

The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM").

          The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of QRM. In March 2011, Federal regulators issued a set of proposed rules that outlined the risk retention requirements and defined the conditions necessary to satisfy the QRM definition. In response to public comments to such proposed rule, Federal regulators issued a revised proposed risk retention rule, including QRM definitions, on August 28, 2013. The new proposed rule generally defines QRM as a mortgage meeting the requirements of a QM (see "— Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") final rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs.") The regulators also proposed an alternative QRM definition, "QM-plus," which utilizes certain QM criteria but also incorporates a maximum LTV standard of 70% and certain other restrictions selected to reduce the risk of default. Neither of the revised proposed definitions of QRM incorporate the use of private mortgage insurance. Because of the capital support provided by the U.S. Government to the GSEs, the GSEs satisfy the proposed risk retention requirements of the Dodd-Frank Act while they are in conservatorship and sellers of loans to the GSEs are not otherwise subject to risk retention requirements. The public comments for the new proposed rule are due on October 30, 2013. The final timing of the adoption of any risk retention regulation and the definition of QRM remains uncertain.

          If the final QRM rule does not give consideration to mortgage insurance in computing LTV and a large down payment is necessary for a loan to qualify as a QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. In addition, changes in the final regulations regarding treatment of GSE-guaranteed mortgage loans, or changes in the conservatorship or capital support provided to the GSEs by the U.S. Government, could impact the manner in which the risk-retention rules apply to GSE securitizations, originators who sell loans to GSEs and our business. The impact of these rules on the use of private MI depends on, among other things, (i) the final definition of QRM, (ii) under the proposed definition, the extent to which the presence of private mortgage insurance may adversely affect the ability of a loan to qualify as a QM and therefore as a QRM, (iii) under the QM-plus definition or any other final definition with an LTV requirement, the level of the final LTV requirement and the extent to which credit would be given for the use of MI, if any, in satisfying the LTV requirement, (iv) if, in the future, sellers of loans to the GSEs become subject to risk-retention requirements, and (v) the degree to which originators or issuers subject to risk retention requirements would see it as beneficial to utilize MI on non-QRM loans to mitigate their retained credit exposure.

We expect our claims to increase as our portfolio matures.

          We believe, based upon our experience and industry data, that claims incidence for mortgage insurance is generally highest in the third through sixth years after loan origination. Although the claims experience on new insurance written by us in the years ended December 31, 2010, 2011 and 2012 has been favorable to date, we expect incurred losses and claims to increase as a greater amount of this book of insurance reaches its anticipated period of highest claim frequency. The actual default rate and the average reserve per default that we experience as our portfolio matures is difficult to predict and is dependent on the specific characteristics of our current in-force book (including the credit score of the borrower, the loan to value ratio of the mortgage, geographic concentrations, etc.), as well as the profile of new business we write in the future. In addition, the default rate and the average reserve per default will be affected by future macroeconomic factors such as housing prices, interest rates and employment. Incurred losses and claims could be further increased in the future in the event of general economic weakness or decreases in housing values. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial conditions.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

          In accordance with industry practice and statutory accounting rules applicable to insurance companies, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred in connection with defaults that have not yet been reported. We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not account for the impact of future losses that could occur from loans that are not yet delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as defaults occur.

A downturn in the U.S. economy, a decline in the value of borrowers' homes from their value at the time their loans close and natural disasters, acts of terrorism or other catastrophic events may result in more homeowners defaulting and could increase our losses.

          Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as increasing unemployment and whether the home of a borrower who defaults on his or her mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. Deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can decrease the willingness of borrowers with sufficient resources to make mortgage payments when the mortgage balance exceeds the value of the home. Housing values may decline even absent deterioration in economic conditions due to declines in demand for homes, which may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors, such as the phase-out of the mortgage interest deduction, reductions or elimination in the deductibility of mortgage insurance premiums or changes in the tax treatment of residential property. The residential mortgage market in the United States has for some time experienced a variety of worsening economic conditions and housing values that have recently begun to stabilize but may not continue to do so. If our loss projections are inaccurate, our loss payments could materially exceed our expectations resulting in an adverse effect on our financial position and operating results. If economic conditions, such as employment and home prices, are less favorable than we expect, our premiums and underwriting standards may prove inadequate to shield us from a material increase in losses. In addition, natural disasters such as floods and tornadoes, acts of terrorism or other catastrophic events could result in increased claims against policies that we have written due to the impact that such events may have on the employment and income of borrowers and the value of affected homes, resulting in defaults on and claims under our policies. We cannot assure you that any strategies we may employ to mitigate the impact on us of such events, including limitations under our master policy on the payment of claims in certain circumstances where a property is damaged, the dispersal of our risk by geography and the potential use of third party reinsurance structures, will be successful.

Our success depends, in part, on our ability to manage risks in our investment portfolio.

          Our investment portfolio consists primarily of investment-grade debt obligations. Our investments are subject to fluctuations in value as a result of broad changes in market conditions as well as risks inherent in particular securities. Changing market conditions could materially impact the future valuation of securities in our investment portfolio, which may cause us to impair, in the future, some portion of the value of those securities and which could have a significant adverse effect on our liquidity, financial condition and operating results.

          Income from our investment portfolio is a source of cash flow to support our operations and make claim payments. If we, or our investment advisors, improperly structure our investments to meet those future liabilities or we have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity, we may be unable to meet those obligations. Our investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. If interest rates rise above the rates on our fixed income securities, the market value of our investment portfolio would decrease. Any significant decrease in the value of our investment portfolio would adversely impact our financial condition.

          In addition, compared to historical averages, interest rates and investment yields on highly rated investments have generally been low during the period in which we purchased the securities in our portfolio, which limits the investment income we can generate. We depend on our investments as a source of revenue, and a prolonged period of low investment yields would have an adverse impact on our revenues and could adversely affect our operating results.

          We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. Our investment objectives may not be achieved. Although our portfolio consists predominately of investment grade fixed income securities and complies with applicable regulatory requirements, the success of our investment activity and the value of our portfolio is affected by general economic conditions, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets and the level and volatility of interest rates.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and cause a decline in our revenue.

          Generally, in each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. A lower level of persistency could reduce our future revenues. Our annual persistency rate was 80.1% at June 30, 2013, compared to 94% at December 31, 2011. The factors affecting the persistency of our insurance portfolio include:

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  the level of current mortgage interest rates compared to the mortgage interest rates on the insurance in force, which affects the incentives of borrowers we have insured to refinance;

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  the amount of equity in a home, as homeowners with more equity in their homes can generally more readily move to a new residence or refinance their existing mortgage;

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  the rate at which homeowners sell their existing homes and move to new locations, generally referred to as housing turnover, with more rapid economic growth and stronger job markets tending to increase housing turnover;

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  the mortgage insurance cancellation policies of mortgage investors along with the current values of the homes underlying the mortgages in the insurance in force; and

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  the cancellation of borrower-paid mortgage insurance mandated by law based on the amortization schedule of the loan, which generally occurs sooner the lower the note rate of the insured loan.

          Mortgage interest rates reached historic lows in the first half of 2013 and have begun to rise largely in response to potential changes in monetary policy by the Federal Reserve. Some portion of our insured portfolio may still be able to refinance at the current level of mortgage rates, which may reduce our future revenues. If interest rates continue to rise, persistency is likely to increase, which may extend the average life of our insured portfolio and result in higher levels of future claims as more loans remain outstanding.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and, as a result, any inadequacy could materially affect our financial condition and results of operations.

          Our mortgage insurance premium rates may not be adequate to cover future losses. We set premiums at the time a policy is issued based on a number of factors, including our expectations regarding likely mortgage performance over the expected life of the coverage. These expectations may prove to be incorrect. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. Should we wish to increase our premium rates, any such change would be prospectively applied to new policies written, and the changes would be subject to approval by state regulatory agencies, which may delay or limit our ability to increase our premium rates.

Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.

          In our mortgage insurance business, we enter into agreements with our customers that commit us to insure loans made by them using pre-established underwriting guidelines. Once we accept a customer into our delegated underwriting program, we generally insure a loan originated by that customer without re-confirming the customer followed our specified underwriting guidelines. Under this program, a customer could commit us to insure a material number of loans with unacceptable risk profiles before we discover the problem and terminate that customer's delegated underwriting authority or pursue other rights that may be available to us, such as our rights to rescind coverage or deny claims, which rights are limited by the terms of our master policy.

We face risks associated with our contract underwriting business.

          We provide contract underwriting services for certain of our customers, including on loans for which we are not providing mortgage insurance. For substantially all of the existing loans that were originated through our contract underwriting services, we have agreed that if we make a material error in providing these services and the error leads to a loss for the customer, the customer may, subject to certain conditions and limitations, claim a remedy. Accordingly, we have assumed some credit risk in connection with providing these services. We also face regulatory and litigation risk in providing these services.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that may be volatile, ultimate losses may be substantially different than our loss reserves.

          We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date. Although we have not rescinded or denied any claims to date, our master policy provides us the right to rescind or deny claims under certain circumstances. Our reserve calculations do not currently include any estimate for claim rescissions, but we may be required to do so at some later time to ensure that our reserves meet the requirements of U.S. generally accepted accounting principles.

          The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as current rates or trends in unemployment, housing price appreciation and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated, which may adversely impact our financial condition and operating results. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

A downgrade in our financial strength ratings may adversely affect the amount of business that we write.

          Financial strength ratings, which various ratings organizations publish as a measure of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintain confidence in our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition and results of operations in many ways, including: (i) increased scrutiny of us and our financial condition by our customers, potentially resulting in a decrease in the amount of new insurance policies that we write; (ii) requiring us to reduce the premiums that we charge for mortgage insurance in order to remain competitive; and (iii) adversely affecting our ability to obtain reinsurance or to obtain reasonable pricing on reinsurance. A ratings downgrade could also increase our cost of capital and limit our access to the capital markets.

          In addition, if the GSEs renew their historical focus on financial strength or other third party credit ratings as components of their eligibility requirements for private mortgage insurers and do not set such requirements at a level that we can satisfy, or if as a result of a downgrade we would no longer comply with such rating requirements, our revenues and results of operations would be materially adversely affected. See "—Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of MI or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns" and "Certain Regulatory Considerations—GSE Qualified Mortgage Insurer Requirements."

We rely on our senior management team and our business could be harmed if we are unable to retain qualified personnel.

          Our success depends, in part, on the skills, working relationships and continued services of our senior management team, in particular our chief executive officer, vice chairman, chief risk officer, chief financial officer and chief legal officer. We have employment agreements with our senior management team. We have not yet experienced the departure of any key personnel; however, such departures in the future could adversely affect the conduct of our business. In such an event, we would be required to obtain other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our share price may affect our ability to retain our key personnel or attract replacements should key personnel depart.

If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase.

          We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require our policyholders and their servicers to timely submit premium and monthly insurance in force and default reports and utilize commercially reasonable efforts to limit and mitigate loss when a loan is in default. If one or more servicers were to experience adverse effects to its business, such servicers could experience delays in their reporting and premium payment requirements. Without reliable, consistent third-party servicing, our insurance subsidiaries may be unable to correctly record new loans as they are underwritten, receive and process payments on insured loans and/or properly recognize and establish loss reserves on loans when a default exists or occurs but is not reported to us. In addition, if these servicers fail to limit and mitigate losses when appropriate, our losses may unexpectedly increase. Significant failures by large servicers or disruptions in the servicing of mortgage loans covered by our insurance policies would adversely impact our business, financial condition and operating results.

          Furthermore, we have delegated to the GSEs, who have in turn delegated to most of their servicers, authority to accept modifications, short sales and deeds-in-lieu of foreclosure on loans we insure. Servicers are required to operate under protocols established by the GSEs in accepting these loss mitigation alternatives. We are dependent upon servicers in making these decisions and mitigating our exposure to losses. In some cases, loss mitigation decisions favorable to the GSEs may not be favorable to us, and may increase the incidence of paid claims. Inappropriate delegation protocols or failure of servicers to service in accordance with the protocols may increase the magnitude of our losses and have an adverse effect on our business, financial condition and operating results. Our delegation of loss mitigation decisions to the GSEs is subject to cancellation but exercise of our cancellation rights may have an adverse impact on our relationship with the GSEs and lenders.

Our information technology systems may become outmoded, be temporarily interrupted or fail thereby causing us to fail to meet our customers' demands.

          Our business is highly dependent on the effective operation of our information technology systems, which are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, security breaches, catastrophic events and errors in usage. Although we have disaster recovery and business continuity plans in place, we may not be able to adequately execute these plans in a timely fashion. Additionally, we may not satisfy our customers' requirements if we fail to invest sufficient resources in, or otherwise are unable to maintain and upgrade our information technology systems. Because we rely on our information technology systems for many critical functions, including connecting with our customers, if such systems were to fail or become outmoded, we may experience a significant disruption in our operations and in the business we receive, which could negatively affect our operating results, financial condition and profitability.

The security of our information technology systems may be compromised and confidential information, including non-public personal information that we maintain, could be improperly disclosed.

          Our information technology systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks. As part of our business, we maintain large amounts of confidential information, including non-public personal information on consumers and our employees. Breaches in security could result in the loss or misuse of this information, which could, in turn, result in potential regulatory actions or litigation, including material claims for damages, interruption to our operations, damage to our reputation or otherwise have a material adverse effect on our business, financial condition and operating results. Although we believe we have appropriate information security policies and systems in place in order to prevent unauthorized use or disclosure of confidential information, including non-public personal information, there can be no assurance that such use or disclosure will not occur.

Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively impact our liquidity and potentially require us to raise more capital.

          Essent Group Ltd. serves as the holding company for our insurance and other subsidiaries and does not have any significant operations of its own. As a result, its principal source of funds is income from our investment portfolio, dividends and other distributions from our insurance and other subsidiaries, including permitted payments under our expense-sharing arrangements, and funds that may be raised from time to time in the capital markets. Our dividend income is limited to upstream dividend payments from our insurance and other subsidiaries, which may be restricted by applicable state insurance laws. Under Pennsylvania law, our insurance subsidiaries may pay ordinary dividends without prior approval of the Pennsylvania Insurance Commissioner (the "Commissioner"), but are not permitted to pay extraordinary dividends without the prior approval of the Commissioner. An extraordinary dividend is a dividend or distribution which, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of (i) ten percent of our surplus as shown in our last annual statement on file with the Commissioner, or (ii) our net income for the period covered by such statement, but shall not include pro rata distributions of any class of our own securities. Moreover, under Pennsylvania law, dividends and other distributions may only be paid out of unassigned surplus unless approved by the Commissioner. Our primary operating subsidiary, Essent Guaranty, Inc., had negative unassigned surplus of $102.2 million as of June 30, 2013, and as a result we would not have been permitted to pay ordinary dividends from Essent Guaranty, Inc. as of that date. In addition, Essent Guaranty of PA, Inc. had negative unassigned surplus of $1.2 million as of June 30, 2013, and as a result we would not have been permitted to pay ordinary dividends from Essent Guaranty of PA, Inc. as of that date. As a result of these dividend limitations, we likely will not receive dividend income from our subsidiaries for several years and, as a result, Essent Group Ltd. may have limited liquidity and may be required to raise additional capital.

We may need additional capital to fund our operations or expand our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could negatively affect our results of operations and future growth.

          We may require incremental capital to support our growth and comply with regulatory requirements. As a condition to its approval from Freddie Mac, Essent Guaranty is required to maintain a risk-to-capital ratio of no greater than 20.0:1 until December 31, 2013. Historically, we have relied upon capital commitments from our existing investors to meet capital requirements and to fund our operations. Our ability to call such capital commitments will expire following this offering and to the extent we require capital in the future, we may need to obtain financing from the capital markets or other third party sources of financing. Potential investors or lenders may be unable to provide us with financing that is attractive to us. Our access to such financing will depend, in part, on:

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  general market conditions;

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  the market's perception of our growth potential;

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  our debt levels, if any;

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  our expected results of operations;

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  our cash flow; and

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  the market price of our common shares.

          Our principal capital demands include funds for (i) the expansion of our business, (ii) the payment of certain corporate operating expenses, (iii) capital support for our subsidiaries, and (iv) Federal, state and local taxes. We may need to provide additional capital support to our insurance subsidiaries if required pursuant to insurance laws and regulations or by the GSEs. If we were unable to meet our obligations, our insurance subsidiaries could lose GSE approval or be required to cease writing business in one or more states, which would adversely impact our business, financial condition and operating results.

Our success will depend on our ability to maintain and enhance effective operating procedures and internal controls.

          Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, failure to appropriately transition new hires or external events. We continue to enhance our operating procedures and internal controls to effectively support our business and our regulatory and reporting requirements. Our management does not expect that our disclosure controls or our internal controls will prevent all potential errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met. Any ineffectiveness in our controls or procedures could have a material adverse effect on our business.

          We have a risk management framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will operate within our risk management framework, nor can there can be any assurance that our risk management framework will result in accurately identifying all risks and accurately limiting our exposures based on our assessments. Moreover, risk management is expected to be a new and important focus of regulatory examinations of companies under supervision. There can be no assurance that our risk management framework and documentation will meet the expectations of such regulators.

The mortgage insurance industry is, and as a participant in that industry we are, subject to litigation and regulatory risk generally.

          The MI industry faces litigation risk in the ordinary course of operations, including the risk of class action lawsuits and administrative enforcement by Federal and state agencies. Litigation relating to capital markets transactions and securities-related matters in general has increased and is expected to continue to increase as a result of the recent financial crisis. Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers have been involved in class action litigation alleging violations of Section 8 of the Real Estate Settlement Procedures Act of 1974, or RESPA, and the Fair Credit Reporting Act, or FCRA. Section 8 of RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of MI business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of MI business services. Violations of the referral fee limitations of RESPA may be enforced by the CFPB, HUD, Department of Justice, state attorneys general and state insurance commissioners, as well as by private litigants in class actions. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of MI, including the provision of contract underwriting services. In addition to these private lawsuits, other private mortgage insurance companies have received civil investigative demands from the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. We received such an inquiry from the CFPB in January 2012; however, we do not currently have nor have we ever had any captive reinsurance arrangements. In April 2013, the United States District Court for the Southern District of Florida approved consent orders issued by the CFPB against four other private mortgage insurers relating to captive reinsurance. Under the settlements as approved, the mortgage insurers will end the challenged practices, pay monetary penalties, and be subject to monitoring by the CFPB and required to make reports to the CFPB in order to ensure their compliance with the provisions of the orders. Although we did not participate in the practices that were the subject of the CFPB investigation, the private mortgage insurance industry and our insurance subsidiaries are, and likely will continue to be, subject to substantial Federal and state regulation, which has increased in recent years as a result of the deterioration of the housing and mortgage markets in the United States. Increased Federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

Our operating insurance and reinsurance subsidiaries are subject to regulation in various jurisdictions, and material changes in the regulation of their operations could adversely affect us.

          Our insurance and reinsurance subsidiaries are subject to government regulation in each of the jurisdictions in which they are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which may include trade and claim practices, accounting methods, premium rates, marketing practices, claims practices, advertising, policy forms, and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders. Moreover, insurance laws and regulations, among other things:

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  establish solvency requirements, including minimum reserves and capital and surplus requirements;

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  limit the amount of dividends, tax distributions, intercompany loans and other payments our insurance subsidiaries can make without prior regulatory approval; and

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  impose restrictions on the amount and type of investments we may hold.

          The NAIC examines existing state insurance laws and regulations in the United States. During 2012, the NAIC established a Mortgage Guaranty Insurance Working Group, which we refer to as the "MGIWG", to determine and make recommendations to the NAIC's Financial Condition Committee regarding what, if any, changes are deemed necessary to the solvency regulation of mortgage guaranty insurers. On June 24, 2013, the MGIWG approved submission of a request to the NAIC's Executive Committee to revise the Mortgage Guaranty Insurance Model Act. If the NAIC were to adopt a revised Mortgage Guaranty Insurance Model Act, it may result in state legislatures enacting and implementing the revised provisions. We cannot predict the effect that any NAIC recommendations or proposed or future legislation or rule-making in the United States or elsewhere may have on our financial condition or operations.

          Our Bermuda insurance and reinsurance subsidiary, Essent Re, conducts its business from its offices in Bermuda and is not licensed or admitted to do business in any jurisdiction except Bermuda. We do not believe that Essent Re is subject to the insurance laws of any state in the United States. However, recent scrutiny of the insurance and reinsurance industry in the United States and other countries could subject Essent Re to additional regulation in the future that may make it unprofitable or illegal to operate a reinsurance business through our Bermuda subsidiary.

If our Bermuda principal operating subsidiary becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or if there is a change in Bermuda law or regulations or the application of Bermuda law or regulations, there could be a significant and negative impact on our business.

          Essent Re is a registered Bermuda Class 3A Insurer pursuant to Section 4 of the Insurance Act 1978. As such, it is subject to regulation and supervision in Bermuda. Bermuda insurance statutes and the regulations, and policies of the Bermuda Monetary Authority (the "BMA"), require Essent Re to, among other things:

  •
  maintain a minimum level of capital and surplus;

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  maintain an enhanced capital requirement, general and business solvency margins and a minimum liquidity ratio;

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  restrict dividends and distributions;

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  obtain prior approval regarding the ownership and transfer of shares;

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  maintain a principal office and appoint and maintain a principal representative in Bermuda;

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  file annual financial statements, an annual statutory financial return and an annual capital and solvency return; and

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  allow for the performance of certain periodic examinations of Essent Re and its financial condition.

          These statutes and regulations may restrict Essent Re's ability to write insurance and reinsurance policies, distribute funds and pursue its investment strategy. We do not presently intend for Essent Re to be admitted to do business in the United States, U.K. or any jurisdiction other than Bermuda. However, we cannot assure you that insurance regulators in the United States, U.K. or elsewhere will not review the activities of Essent Re or its subsidiaries or agents and assert that Essent Re is subject to such jurisdiction's licensing requirements.

          Generally, Bermuda insurance statutes and regulations applicable to Essent Re are less restrictive than those that would be applicable if they were governed by the laws of any states in the United States. If in the future Essent Re becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that Essent Re would be in compliance with such laws or that complying with such laws would not have a significant and negative effect on our business.

          The process of obtaining licenses is very time consuming and costly, and Essent Re may not be able to become licensed in jurisdictions other than Bermuda should we choose to do so. The modification of the conduct of our business that would result if we were required or chose to become licensed in certain jurisdictions could significantly and negatively affect our financial condition and results of operations. In addition, our inability to comply with insurance statutes and regulations could significantly and adversely affect our financial condition and results of operations by limiting our ability to conduct business as well as subject us to penalties and fines.

          Because Essent Re is a Bermuda company, it is subject to changes in Bermuda law and regulation that may have an adverse impact on our operations, including through the imposition of tax liability or increased regulatory supervision. In addition, Essent Re will be exposed to any changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including the U.K. As a result of the delay in implementation of Solvency II Directive 2009/138/EC ("Solvency II"), it is unclear when the European Commission will take a final decision on whether or not it will recognize the solvency regime in Bermuda to be equivalent to that laid down in Solvency II. While we cannot predict the future impact on our operations of changes in the laws and regulation to which we are or may become subject, any such changes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to banking regulations that may limit our business activities.

          The Goldman Sachs Group, affiliates of which will own approximately         % of the voting and economic interests in our business immediately following consummation of this offering (assuming no exercise by the underwriters of their option to purchase additional shares), is a bank holding company and regulated as a financial holding company under the Bank Holding Company Act of 1956, as amended, or the BHC Act. The BHC Act imposes regulations and requirements on The Goldman Sachs Group and on any company that is deemed to be controlled by The Goldman Sachs Group under the BHC Act and the regulations of the Board of Governors of the Federal Reserve System, or the Federal Reserve. Due to the size of its voting and economic interests, we are deemed to be controlled by The Goldman Sachs Group, and are therefore considered to be a non-bank subsidiary of The Goldman Sachs Group under the BHC Act and so we are subject to the supervision and regulation of the Federal Reserve and to certain banking laws, regulations and orders that apply to The Goldman Sachs Group. We will remain subject to this regulatory regime until The Goldman Sachs Group is no longer deemed to control us for purposes of the BHC Act, which we do not generally have the ability to control and which will not occur until The Goldman Sachs Group has significantly reduced its voting and economic interest in us.

          As a controlled non-bank subsidiary of The Goldman Sachs Group, we are restricted from engaging in activities that are not permissible under the BHC Act, or the rules and regulations promulgated thereunder. Permitted activities for a financial holding company or any controlled non-bank subsidiary generally include activities that the Federal Reserve has previously determined to be closely related to banking, financial in nature, or incidental or complementary to financial activities, including insurance underwriting and selling insurance as agent or broker such as our activity of offering private mortgage insurance and reinsurance coverage for single-family mortgage loans. Further, as a result of being subject to regulation and supervision by the Federal Reserve, we may be required to obtain the prior approval of the Federal Reserve before engaging in certain new activities or businesses, whether organically or by acquisition. The Federal Reserve could exercise its power to restrict us from engaging in any activity that, in the Federal Reserve's opinion, is unauthorized or constitutes an unsafe or unsound business practice. To the extent that these regulations impose limitations on our business, we could be at a competitive disadvantage because some of our competitors are not subject to these limitations.

          As a subsidiary of a bank holding company, we are subject to examination by the Federal Reserve and required to provide information and reports for use by the Federal Reserve under the BHC Act. In addition, we are subject to the examination authority of, and may be required to submit reports to, the CFPB because we are an affiliate of Goldman Sachs Bank USA, which is an insured depository institution with more than $10 billion in assets. Further, the Dodd-Frank Act and related financial regulatory reform calls for the issuance of numerous regulations designed to increase and strengthen the regulation of bank holding companies, including The Goldman Sachs Group and its affiliates. We cannot predict the impact of regulatory changes on our business with certainty.

          Because of The Goldman Sachs Group's status as a bank holding company, we have agreed to certain restrictions on our activities imposed by The Goldman Sachs Group that are intended to facilitate compliance with the BHC Act and that may impose certain obligations on the Company. For a discussion of these restrictions, see "Certain Relationships and Related Party Transactions—BHC Act Agreement." Furthermore, additional restrictions placed on The Goldman Sachs Group as a result of supervisory or enforcement actions may restrict us or our activities in certain circumstances, even if these actions are unrelated to our conduct or business.

          For further discussion of the applicability of banking regulation to our business and the risks presented by such regulation, see "Certain Regulatory Considerations—Banking Regulation."

Risks Relating to Taxes

          In addition to the risk factors discussed below, we advise you to read "Certain Tax Considerations—Taxation of the Company and Subsidiaries—Bermuda" and "—United States", and consult your own tax advisor regarding the tax consequences to your investment in our common shares.

We and our non-U.S. subsidiaries may become subject to U.S. Federal income and branch profits taxation.

          Essent Group Ltd. and Essent Re intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, thus, will not be required to pay U.S. Federal income and branch profits taxes (other than U.S. excise taxes on insurance and reinsurance premium and withholding taxes on certain U.S. source investment income) on their income. However, because there is uncertainty as to the activities which constitute being engaged in a trade or business in the United States, there can be no assurances that the U.S. Internal Revenue Service ("IRS") will not contend successfully that Essent Group Ltd. or its non-U.S. subsidiaries are engaged in a trade or business in the United States. In addition, Section 845 of the Internal Revenue Code of 1986, as amended (the "Code"), was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance contract between related parties to reflect the proper "amount, source or character" for each item (in contrast to prior law, which only covered "source and character"). If, in future periods, we were to generate income from our Bermuda operations, then any U.S. Federal income and branch profits taxes levied upon earnings from such operations could materially adversely affect our shareholders' equity and earnings.

          A recently reintroduced legislative proposal would treat certain foreign corporations as U.S. corporations if such corporation is primarily managed and controlled within the United States. There can be no assurance that the proposal would not apply to Essent Group Ltd.

          Congress has been considering legislation intended to eliminate certain perceived tax advantages of Bermuda and other non-U.S. insurance companies and U.S. insurance companies having Bermuda and other non-U.S. affiliates, including perceived tax benefits resulting principally from reinsurance between or among U.S. insurance companies and their Bermuda affiliates.

          A legislative proposal in the House of Representatives as well as a prior Senate Finance Committee staff discussion draft and other prior proposals would limit deductions for premiums ceded to affiliated non-U.S. reinsurers above certain levels. The Administration's Fiscal Year 2014 Revenue Proposals contain a similar but more restrictive provision that would deny deductions for all premiums ceded to affiliated non-U.S. reinsurers, offset by an exclusion for any ceding commissions received or reinsurance recovered from such affiliates. Two legislative proposals (H.R. 3157 and S. 1963) introduced during the 112th Congress appeared to adopt the provision contained in the Administration's Fiscal Year 2013 Revenue Proposals. Enactment of such legislation or proposal as well as other changes in U.S. tax laws, regulations and interpretations thereof to address these issues could adversely affect us to the extent we generate income from our Bermuda operations.

The Federal Insurance Excise Tax may apply on a cascading basis.

          The IRS, in Revenue Ruling 2008-15, formally announced its position that the Federal Insurance Excise Tax (the "FET") is applicable (at a 1% rate on premiums) to all reinsurance cessions or retrocessions of risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers where the underlying risks are either (i) risks of a U.S. entity or individual located wholly or partly within the United States, or (ii) risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States ("U.S. Situs Risks"), even if the FET has been paid on prior cessions of the same risks. The legal and jurisdictional basis for the IRS' position is unclear. Although certain U.S. income tax treaties provide for an exemption from the FET, including the "cascading" FET, the U.S. income tax treaty with Bermuda does not provide for such an exemption. We expect, pursuant to Revenue Ruling 2008-15, that the FET could be applicable with respect to (i) risks ceded to Essent Re from a non-U.S. insurance company, or (ii) risks ceded by Essent Re to a non-U.S. insurance company that does not have a FET treaty exemption.

Holders of 10% or more of our common shares may be subject to U.S. income taxation under the "controlled foreign corporation" ("CFC") rules.

          If you are a "10% U.S. Shareholder" (defined as a U.S. Person (as defined in "Certain Tax Considerations") who owns (directly, indirectly through non-U.S. entities or "constructively" (as defined below)) at least 10% of the total combined voting power of all classes of stock entitled to vote) of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year and you own shares in the non-U.S corporation directly or indirectly through non-U.S. entities on the last day of the non-U.S. corporation's taxable year on which it is a CFC, you must include in your gross income for U.S. Federal income tax purposes your pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. "Subpart F income" of a non-U.S. insurance corporation typically includes "foreign personal holding company income" (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A non-U.S. corporation is considered a CFC if "10% U.S. Shareholders" own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code, (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation, or the total value of all stock of that non-U.S. corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. corporation earning insurance income in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to some country risks written by certain insurance companies, not applicable here) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

          We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. Person who owns our common shares directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power of all classes of shares of the Company or Essent Re. See "— Provisions in our bye-laws may reduce or increase the voting rights of our shares." It is possible, however, that the IRS could successfully challenge the effectiveness of these provisions.

U.S. Persons who hold our shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of our "related party insurance income" ("RPII").

          If the RPII (determined on a gross basis) of Essent Re were to equal or exceed 20% of Essent Re's gross insurance income in any taxable year and direct or indirect policyholders (and persons related to those policyholders) own directly or indirectly through entities 20% or more of the voting power or value of the Company, then a U.S. Person who owns any shares of Essent Re (directly or indirectly through non-U.S. entities) on the last day of the taxable year on which it is an RPII CFC would be required to include in its income for U.S. Federal income tax purposes such person's pro rata share of Essent Re's RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case your investment could be materially adversely affected. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by a non-U.S. insurance subsidiary (generally, premium and related investment income from the indirect or direct insurance or reinsurance of any direct or indirect U.S. holder of shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the company. We do not expect gross RPII of Essent Re to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future, but we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control.

U.S. Persons who dispose of our shares may be subject to U.S. Federal income taxation at the rates applicable to dividends on a portion of such disposition.

          Section 1248 of the Code in conjunction with the RPII rules provides that if a U.S. Person disposes of shares in a non-U.S. corporation that earns insurance income in which U.S. Persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect policyholders and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as a dividend to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our shares because the Company will not itself be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain.

U.S. Persons who hold our shares will be subject to adverse tax consequences if we are considered to be a passive foreign investment company ("PFIC") for U.S. Federal income tax purposes.

          If we are considered a PFIC for U.S. Federal income tax purposes, a U.S. Person who owns any of our shares could be subject to adverse tax consequences, including becoming subject to a greater tax liability than might otherwise apply and to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if we were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares that might otherwise be available under U.S. Federal income tax laws. We believe that we are not, have not been, and currently do not expect to become, a PFIC for U.S. Federal income tax purposes. We cannot assure you, however, that we will not be deemed a PFIC by the IRS. If we were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. Federal income taxation. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. Federal income taxation.

U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.

          A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of the insurance income of any of our non-U.S. insurance subsidiaries is allocated to the organization, which generally would be the case if any of our non-U.S. insurance subsidiaries is a CFC and the tax-exempt shareholder is a 10% U.S. Shareholder or there is RPII, certain exceptions do not apply and the tax-exempt organization owns any of our shares. Although we do not believe that any U.S. Persons should be allocated such insurance income, we cannot be certain that this will be the case. U.S. tax-exempt investors are advised to consult their own tax advisors.

Scope of application of recently enacted legislation is uncertain.

          The Foreign Account Tax Compliance Act ("FATCA") provisions of the Hiring Incentives to Restore Employment Act of 2010 and regulations issued thereunder require certain foreign financial institutions ("FFIs") (which may include us) to enter into an agreement with the IRS to disclose to the IRS the name, address, tax identification number, and other specified information of certain U.S. and non-U.S. persons who own a direct or indirect interest in the FFI and to withhold on account holders that fail to provide such information, or otherwise be subject to a 30% withholding tax with respect to (i) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition of property that can produce U.S. source interest or dividends ("withholdable payments"), and (ii) "passthru payments" (generally, withholdable payments and payments that are attributable to withholdable payments) made by FFIs. Such requirements may be modified by an applicable intergovernmental agreement ("IGA"). If an IGA is entered into between Bermuda and the United States, the Company may be required to comply with implementing legislation instead of the rules described above. Further, if we are not characterized as an FFI, it may be characterized as a passive non-financial foreign entity, in which case it would appear to be subject to such 30% withholding tax on certain payments unless it either provides information to withholding agents with respect to its "substantial U.S. owners" or makes certain certifications. The regulations issued under FATCA and subsequent guidance issued by the IRS indicate that this withholding tax will not be imposed with respect to payments of income made prior to July 1, 2014, and with respect to payments of proceeds from the sale of property prior to January 1, 2017. The regulations also indicate that premiums received under any reinsurance contract outstanding on July 1, 2014, will not be subject to withholding under FATCA.

          We may be subject to the requirements imposed on FFIs or passive non-financial foreign entities under FATCA and will use reasonable efforts to avoid the imposition of a withholding tax under FATCA, which may include entering into an agreement with the IRS.

Potential foreign bank account reporting and reporting of "Specified Foreign Financial Assets."

          U.S. Persons holding our common shares should consider their possible obligation to file an IRS Form TD F 90-22.1 — Foreign Bank and Financial Accounts Report — with respect to their shares. Additionally, such U.S. and non-U.S. persons should consider their possible obligations to annually report certain information with respect to us with their U.S. Federal income tax returns. Shareholders should consult their tax advisors with respect to these or any other reporting requirement which may apply with respect to their ownership of our common shares.

Reduced tax rates for qualified dividend income may not be available in the future.

          We believe that the dividends paid on the common shares should qualify as "qualified dividend income" if, as is intended, the common shares are approved for listing on a national securities exchange. Qualified dividend income received by non-corporate U.S. Persons (as defined in "Certain Tax Considerations") is generally eligible for long-term capital gain rates. There has been proposed legislation before the U.S. Senate and House of Representatives that would exclude shareholders of certain foreign corporations from this advantageous tax treatment. If such legislation were to become law, non-corporate U.S. Persons would no longer qualify for the reduced tax rate on the dividends paid by us.

Risks Relating to this Offering and Our Common Shares

There is no public market for our common shares and a market may never develop, which could cause our common shares to trade at a discount and make it difficult for holders of our common shares to sell their shares.

          Prior to this offering, there has been no established trading market for our common shares, and there can be no assurance that an active trading market for our common shares will develop, or if one develops, be maintained. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore that price may not be indicative of the market price of our common shares after this offering. Accordingly, no assurance can be given as to the ability of our shareholders to sell their common shares or the price that our shareholders may obtain for their common shares. In addition, the market price of our common shares may fluctuate significantly. Some of the factors that could negatively affect the market price of our common shares include:

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  actual or anticipated variations in our quarterly operating results;

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  changes in our earnings estimates or publication of research reports about us or the real estate industry;

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  changes in market valuations of similar companies;

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  any indebtedness we incur in the future;

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  changes in credit markets and interest rates;

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  changes in government policies, laws and regulations;

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  changes impacting Fannie Mae, Freddie Mac or Ginnie Mae;

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  additions to or departures of our key management personnel;

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  actions by shareholders;

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  speculation in the press or investment community;

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  strategic actions by us or our competitors;

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  changes in our credit ratings;

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  general market and economic conditions;

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  our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts; and

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  price and volume fluctuations in the stock market generally.

          The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares.

Future sales of shares by existing shareholders could cause our share price to decline.

          Sales of substantial amounts of our common shares in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common shares to decline. Based on shares outstanding as of                          , upon completion of this offering, we will have                      outstanding common shares (or                      outstanding common shares, assuming full exercise of the underwriters' option to purchase additional shares). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by "affiliates", as that term is defined in Rule 144 under the Securities Act. The remaining                      common shares outstanding as of                          will be

restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into among the underwriters and shareholders holding approximately                      common shares. Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the representatives of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See "Underwriting." Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the common shares to be issued under our equity compensation plans and, as a result, all common shares acquired upon exercise of options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. A total of                      common shares are reserved for issuance under our share incentive plans.

          We, our executive officers and shareholders holding approximately                      common shares [,  including                      shares held by the selling shareholders], have agreed to a "lock-up," meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period,                       common shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the common shares that may be sold into the public market in the future. In addition, certain of our significant shareholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, holders of approximately                      shares, or         %, of our common shares will have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. Once we register the shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements.

          In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, and litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common shares to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

          The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our shares would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

We are an "emerging growth company," and any decision on our part to comply only with certain reduced disclosure requirements applicable to emerging growth companies could make our common shares less attractive to investors.

          We are an "emerging growth company," as defined in the JOBS Act, and, for as long as we continue to be an "emerging growth company," we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, shareholder approval of any golden parachute payments not previously approved and an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

          We could remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if, among other things, the market value of common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

          We cannot predict whether investors will find our common shares less attractive if we choose to rely on one or more of these exemptions. If some investors find our common shares less attractive as a result of any decisions to reduce future disclosure, there may be a less active trading market for our common shares and our share price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

          We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of                          and the Sarbanes-Oxley Act of 2002, which will impose significant compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors' fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

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  prepare and file periodic reports, and distribute other shareholder communications, in compliance with the Federal securities laws and                          rules;

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  define and expand the roles and the duties of our board of directors and its committees;

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  institute more comprehensive compliance, investor relations and internal audit functions; and

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  evaluate and maintain our system of internal controls over financial reporting, and report on management's assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

          In particular, upon completion of this offering, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 unless we choose to utilize the exemption from such attestation requirement available to "emerging growth companies." As described above, we expect to qualify as an emerging growth company upon completion of this offering and could potentially qualify as an emerging growth company until 2018. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, to maintain disclosure controls and procedures and internal controls over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common shares. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We have broad discretion to use our net proceeds from this offering and our investment of those proceeds may not yield favorable returns.

          Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common shares to decline.

We do not intend to pay dividends on our common shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.

          We do not intend to declare and pay dividends on our share capital for the foreseeable future. We currently intend to retain all our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common shares for the foreseeable future and the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares. Furthermore, our subsidiaries are restricted by state insurance laws and regulations from declaring dividends to us. See "— Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively affect our liquidity and potentially require us to raise more capital."

Holders of our shares may have difficulty effecting service of process on us or enforcing judgments against us in the United States.

          We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Certain of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

          The Companies Act 1981 of Bermuda (the "Companies Act"), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act and our bye-laws which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

          Interested Directors:    Bermuda law provides that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board. Under Delaware law such transaction would not be voidable if:

  •
  the material facts as to such interested director's relationship or interests were disclosed or were known to the board of directors and the board of directors had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

  •
  such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction were specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

  •
  the transaction were fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

          Business Combinations with Large Shareholders or Affiliates.    As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including mergers, asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, without obtaining prior approval from our board of directors or from our shareholders. If we were a Delaware company, we would need prior approval from our board of directors or a supermajority of our shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

          Shareholders' Suits.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, a court would consider acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The prevailing party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

          Indemnification of Directors.    We may indemnify our directors or officers or any person appointed to any committee by the board of directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

We may repurchase your common shares without your consent.

          Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders if our board of directors reasonably determines, in good faith, that failure to exercise our option would result in such adverse consequences or treatment.

Provisions in our bye-laws may reduce or increase the voting rights of our shares.

          In general, and except as provided under our bye-laws and as provided below, the common shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder are treated as "controlled shares" (as determined pursuant to sections 957 and 958 of the Code) of any U.S. Person (as that term is defined in "Certain Tax Considerations") (that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by our issued shares, the voting rights with respect to the controlled shares owned by such U.S. Person will be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in our bye-laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. In addition, our board of directors may limit a shareholder's voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid certain material adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any direct or indirect shareholder or its affiliates. "Controlled shares" include, among other things, all shares that a U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among our other shareholders whose shares were not "controlled shares" of the 9.5% U.S. Shareholder so long as such reallocation does not cause any person to become a 9.5% U.S. Shareholder.

          Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

          We are authorized under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated under the bye-laws. If any holder fails to respond to this request or submits incomplete or inaccurate information, we may, in our sole discretion, eliminate the shareholder's voting rights.

There are regulatory limitations on the ownership and transfer of our common shares.

          Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issues and transfers of shares of a Bermuda exempted company. However, the BMA has pursuant to its statement of June 1, 2005 given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes                      . This general permission would cease to apply if the Company were to cease to be so listed. Bermuda insurance law requires that any person who becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of an insurance or reinsurance company or its parent company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

          The insurance holding company laws and regulations of the Commonwealth of Pennsylvania, the state in which our insurance subsidiaries are domiciled, require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, prior written approval must be obtained from the Pennsylvania Insurance Department. The state insurance regulators are required to consider various factors, including the financial strength of the acquirer, the integrity and management experience of the acquirer's board of directors and executive officers, and the acquirer's plans for the future operations of the reinsurer or insurer. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10 percent or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of Essent's common shares.

          Except in connection with the settlement of trades or transactions entered into through the facilities of the                          , our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide the information required under our bye-laws. If any such shareholder or proposed acquirer does not provide such information, or if the board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, the board of directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related. Although these restrictions on transfer will not interfere with the settlement of trades on the                           , we may decline to register transfers in accordance with our bye-laws and board of directors resolutions after a settlement has taken place.

Future offerings of debt or equity securities, which may rank senior to our common shares, may restrict our operating flexibility and adversely affect the market price of our common shares.

          If we decide to issue debt securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may adversely affect the market price of our common shares. Any such debt or preference equity securities will rank senior to our common shares and will also have priority with respect to any distributions upon a liquidation, dissolution or similar event, which could result in the loss of all or a portion of your investment. Our decision to issue such securities will depend on market conditions and other factors beyond our control, and we cannot predict or estimate the amount, timing or nature of our future offerings.

Purchasing our common shares through this offering will result in an immediate and substantial dilution of your investment.

          The initial public offering price of our common shares is substantially higher than the net tangible book value per share of our common shares. Therefore, if you purchase our common shares in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common shares and the net tangible book value per share of our common shares after this offering. See "Dilution."

          Furthermore, if we raise additional capital by issuing new equity securities at a lower price than the initial public offering price, your interest will be further diluted, which may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common shares at a lower price than the initial public offering price which will also dilute the interests of our shareholders.

FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Certain Regulatory Considerations." These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, international expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus.

          Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

  •
  changes in or to GSEs, whether through Federal legislation, restructurings or a shift in business practices;

  •
  failure to continue to meet the mortgage insurer eligibility requirements for GSEs;

  •
  competition for our customers;

  •
  lenders or investors seeking alternatives to private mortgage insurance;

  •
  increase in the number of loans insured through Federal government mortgage insurance programs, including those offered by FHA;

  •
  decline in NIW and franchise value due to loss of a significant customer;

  •
  decline in the volume of low down payment mortgage originations;

  •
  the definition of "Qualified Mortgage" reducing the size of the mortgage origination market or creating incentives to use government mortgage insurance programs;

  •
  the definition of "Qualified Residential Mortgage" reducing the number of low down payment loans or lenders and investors seeking alternatives to private mortgage insurance;

  •
  the implementation of the Basel III Capital accord may discourage the use of private mortgage insurance;

  •
  decrease in the length of time our insurance policies are in force;

  •
  uncertainty of loss reserve estimates;

  •
  deteriorating economic conditions;

  •
  management of risk in our investment portfolio;

  •
  fluctuations in interest rates;

  •
  inadequacy of the premiums we charge to compensate for our losses incurred;

  •
  dependence on management team and qualified personnel;

  •
  disturbance to our information technology systems;

  •
  change in our customers' capital requirements discouraging the use of mortgage insurance;

  •
  declines in the value of borrowers' homes;

  •
  limited availability of capital;

  •
  unanticipated claims arise under and risks associated with our contract underwriting program;

  •
  industry practice that loss reserves are established only upon a loan default;

  •
  disruption in mortgage loan servicing;

  •
  risk of future legal proceedings;

  •
  customers' technological demands;

  •
  our non-U.S. operations becoming subject to U.S. Federal income taxation;

  •
  becoming considered a passive foreign investment company for U.S. Federal income tax purposes;

  •
  scope of recently enacted legislation is uncertain;

  •
  potential inability of our insurance subsidiaries to pay dividends; and

  •
  other risks and factors listed under "Risk Factors" and elsewhere in this prospectus.

          In light of these risks, uncertainties and other factors, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

 USE OF PROCEEDS

          Based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $              million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $              million. See "Underwriting."

          [We will not receive any of the proceeds from the common shares to be sold by the selling shareholders in this offering.]

          We intend to use the net proceeds we receive from this offering for general corporate purposes, which may include capital contributions to support the growth of our insurance subsidiaries. We will have broad discretion over the way that we use the net proceeds of this offering received by us. See "Risk Factors — We have broad discretion to use our net proceeds from this offering and our investment of those proceeds may not yield favorable returns."

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $             , assuming estimated offering expenses payable by us. An increase or decrease of                  shares in the number of common shares offered by us would increase or decrease the total consideration paid to us by new investors and the total consideration paid to us by all shareholders by $              million, assuming the initial public offering price of $             per share (the midpoint of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will vary based on the actual public offering price and other terms of this offering determined at pricing.

 DIVIDEND POLICY

          We do not currently expect to declare or pay dividends on our common shares for the foreseeable future. Instead, we intend to retain earnings to finance the growth and development of our business and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. In addition, the ability of our insurance subsidiaries to pay dividends to Essent Group Ltd. is limited by state insurance laws. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and "Risk Factors — Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively impact our liquidity and potentially require us to raise more capital." In addition, under the Companies Act, we may only declare or pay a dividend if, among other matters, there are reasonable grounds for believing that we are, and would after the payment be, able to pay our respective liabilities as they become due and that the realizable value of our assets will, and after the payment would, exceed our liabilities.

 CAPITALIZATION

          The following table sets forth our capitalization as of June 30, 2013:

  •
  on an actual basis;

  •
  on an adjusted basis to reflect (i)  the             for             share split effective on                           , (ii) the conversion of all of our Class A common shares and Class B-2 common shares eligible to vest under our restricted share plan into a single class of common shares (and the forfeiture of any Class B-2 common shares not eligible for vesting under our restricted share plan), and (iii) the sale by us of                  common shares in this offering, at an assumed public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus).

          You should read this table in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
($ in thousands)	Actual	As Adjusted(1)
Cash	$129,166	$

Equity
Class A common shares, $0.01 par value per share(2)	$474		—
Class B-1 common shares, $0.01 par value per share(3)	—		—
Class B-2 common shares, $0.01 par value per share(4)	92		—
Common shares, $0.01 par value per share(5)	—
Additional paid-in capital	473,378
Accumulated other comprehensive income	(1,639)
Accumulated deficit	(66,735)
Treasury stock, at cost	(34,336)

Total stockholders' equity	371,234

Total capitalization	$371,234

(1)
Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our total stockholders' equity and total capitalization by $              million (assuming no exercise of the underwriters' option to purchase additional shares).

(2)
75,500,000 shares authorized 47,433,451 shares issued (including treasury shares) and 44,052,083 shares outstanding, including 432,576 unvested shares, actual; no shares authorized and no shares issued and outstanding, as adjusted.

(3)
84,769,663 shares authorized and no shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted.

(4)
9,269,663 shares authorized 9,226,165 shares issued (including treasury shares) and 9,224,591 shares outstanding, including 6,555,898 unvested shares, actual; no shares authorized and no shares issued and outstanding, as adjusted.

(5)
Upon consummation of this offering and after giving effect to our             for             share split effective on                          , our Class A common shares will convert into             common shares (including                  unvested common shares), our Class B-2 common shares eligible for vesting under our restricted share plan, will convert into             common shares (including                  unvested common shares) and our Class B-2 common shares that are not eligible for vesting will be forfeited under our restricted share plan.

 DILUTION

          If you invest in our common shares, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common shares and the pro forma net tangible book value per share of our common shares immediately after this offering.

          Our net book value as of June 30, 2013 was $              million, or $             per common share, not taking into account the conversion of all of our outstanding Class A common shares and Class B-2 common shares eligible for vesting under our restricted share plan, the forfeiture of any Class B-2 common shares not eligible for vesting under our restricted share plan and the                          for                           share split effective as of                          in connection with this offering, and our historical net tangible book value per share was $             . Historical net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of common shares outstanding at June 30, 2013. Pro forma net tangible book value per share as of June 30, 2013 was             after giving effect to the conversion of all of our outstanding Class A common shares and Class B-2 common shares eligible for vesting under our restricted share plan into a single class of common shares, the forfeiture of any Class B-2 common shares not eligible for vesting under our restricted share plan and the             for             share split effective as of             .

          After giving effect to the conversion of all of our outstanding Class A common shares and Class B-2 common shares eligible for vesting under our restricted share plan into a single class of common shares, the forfeiture of any Class B-2 common shares not eligible for vesting under our restricted share plan and the             for             share split effective as of             and the sale of our common shares sold by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2013 would have been $              million, or $             per share. This represents an immediate increase in net tangible book value per share of $             to the existing shareholders and dilution in net tangible book value per share of $             to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2013	$
Increase in net tangible book value per share attributable to new investors in this offering	$
Pro forma net tangible book value per share after this offering		$

Dilution of net tangible book value per share to new investors		$

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease total consideration paid by new investors and total consideration paid by all shareholders by $              million, assuming that the number of common shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of              million shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all shareholders by $              million, assuming the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table summarizes, as of June 30, 2013, the total number of common shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

[The foregoing table does not reflect proceeds to be realized by the selling shareholders in connection with the sales by them in this offering.]

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables set forth our historical consolidated financial data as of and for the periods indicated. The selected consolidated financial and other data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results.

          The selected consolidated financial and other data as of and for the six months ended June 30, 2013 and 2012 has been derived from our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. We believe our unaudited condensed consolidated financial statements included elsewhere in this prospectus have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the consolidated financial position and results of operations for such periods. The selected consolidated financial and other data as of and for the six months ended June 30, 2013 and 2012 are not necessarily indicative of the results expected as of and for the year ended December 31, 2013 or for any future period.

          The information set forth under "Insurance company capital" below has been derived from the annual and quarterly statements of our insurance subsidiaries filed with the Pennsylvania Insurance Department. The accompanying data has been prepared in conformity with accounting practices prescribed or permitted by the Pennsylvania Insurance Department. Such practices vary from GAAP.

          The following data should be read together with our consolidated financial statements and the related notes thereto, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

	Six Months Ended June 30,
					Year Ended December 31,
Summary of operations (in thousands, except per-share amounts)
	2013			2012	2012		2011	2010
Revenues:
Net premiums written		$78,296		$22,731		$72,668	$17,865	$219
Increase in unearned premiums		(29,551)		(9,216)		(30,875)	(9,686)	(9)

Net premiums earned		48,745		13,515		41,793	8,179	210
Net investment income		1,744		998		2,269	1,169	214
Realized investment gains, net		93		104		143	364	13
Other income		2,013		2,150		4,511	4,676	5,863

Total revenues		52,595		16,767		48,716	14,388	6,300

Losses and expenses:
Provision for losses and LAE		1,310		646		1,466	57	—
Other underwriting and operating expenses		30,519		28,950		61,126	48,781	33,928

Total losses and expenses		31,829		29,596		62,592	48,838	33,928

Income (loss) before income taxes		20,766		(12,829)		(13,876)	(34,450)	(27,628)
Income tax benefit		(10,011)		(307)		(333)	(895)	(54)

Net income (loss)		$30,777		$(12,522)		$(13,543)	$(33,555)	$(27,574)

Earnings (loss) per share(1):
Basic:
Class A		$0.90		$(0.48)		$(0.49)	$(1.39)	$(1.24)
Class B-2		—		(0.01)		—	N/A	N/A
Diluted:
Class A		$0.89		$(0.48)		$(0.49)	$(1.39)	$(1.24)
Class B-2		—		(0.01)		—	N/A	N/A
Weighted average common shares outstanding:
Basic:
Class A		34,313		25,923		27,445	24,151	22,205
Class B-2		1,577		285		557	—	—
Diluted:
Class A		34,459		25,923		27,445	24,151	22,205
Class B-2		6,549		285		557	—	—
Pro forma earnings (loss) per share(2)
Basic	$	[•	]		$	[• ]
Diluted		[•	]			[• ]
Pro forma weighted average common shares outstanding
Basic		[•	]			[• ]
Diluted		[•	]			[• ]

	As of June 30,		As of December 31,
Balance sheet data (in thousands)
	2013	2012	2012	2011	2010
Total investments	$297,805	$172,033	$247,414	$171,091	$161,725
Cash	129,166	21,338	22,315	18,501	15,511
Total assets	461,210	213,984	283,332	210,066	193,589
Reserve for losses and LAE	2,548	702	1,499	57	—
Unearned premium reserve	70,121	18,910	40,570	9,695	9
Amounts due under Asset Purchase Agreement	7,400	12,274	9,841	14,703	2,485
Total stockholders' equity	$371,234	$170,055	$219,123	$176,061	$183,493

Selected additional data ($ in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
New insurance written	$10,216,683	$3,621,424	$11,241,161	$3,229,720	$245,898
Loss ratio(3)	2.7%	4.8%	3.5%	0.7%	0.0%
Expense ratio(4)	62.6%	214.2%	146.3%	596.4%	16,156.2%

Combined ratio	65.3%	219.0%	149.8%	597.1%	16,156.2%

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010
Insurance portfolio:
Insurance in force	$22,576,300	$6,768,666	$13,628,980	$3,376,708	$244,968
Risk in force	$5,348,917	$1,596,691	$3,221,631	$777,460	$53,561
Policies in force	98,818	30,049	59,764	15,135	1,204
Loans in default	90	21	56	3	—
Percentage of loans in default	0.09%	0.07%	0.09%	0.02%	—
Insurance company capital:
Combined statutory capital(5)	$356,169	$150,125	$203,611	$150,851	$165,144
Risk to capital ratios:
Essent Guaranty, Inc.	14.9:1	10.2:1	15.8:1	5.0:1	0.3:1
Essent Guaranty of PA, Inc.	17.0:1	22.5:1	16.2:1	10.4:1	0.6:1
Combined(6)	15.0:1	10.6:1	15.8:1	5.2:1	0.3:1

(1)
Our Class A common shares have a stated dividend; however, our Class B-2 common shares do not have a stated dividend rate. Accordingly, earnings (loss) per common share has been calculated using the "two-class" method which provides that earnings and losses be allocated to each class of common shares according to dividends declared and their respective participation rights. Because the Class A common shares accrue a 10% cumulative dividend, the Class B-2 common shares have no stated dividend rate and any dividends paid on Class B-2 common shares would be discretionary, all earnings in 2013 have been allocated to the Class A Common shares for purposes of computing earnings per share. In 2012, the net loss was allocated to the Class A common shares and vested Class B-2 common shares based on contributed capital. In 2011 and 2010, the entire net loss was allocated to the Class A common shares as no Class B-2 common shares had vested.

(2)
Pro forma per share data assumes (i) the conversion of all of our Class A common shares and all of our vesting eligible Class B-2 common shares into a single class of common shares (and the forfeiture of any Class B-2 common shares that are not eligible for vesting) and (ii)  the             for              share split effective as of                          , as if such events occurred on January 1, 2012. Pro forma basic earnings (loss) per share consists of net income (loss) divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted earnings (loss) per share consists of net income (loss) divided by the pro forma diluted weighted average common shares outstanding.

(3)
Loss ratio is calculated by dividing the provision for loss and loss adjustment expenses by net premiums earned.

(4)
Expense ratio is calculated by dividing other underwriting and operating expenses by net premiums earned.

(5)
Combined statutory capital equals sum of statutory capital of Essent Guaranty, Inc. plus Essent Guaranty of PA, Inc., after eliminating the impact of intercompany transactions.

(6)
The combined risk to capital ratio equals the sum of the net risk in force of Essent Guaranty, Inc. and Essent Guaranty of PA, Inc. divided by combined statutory capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors." We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the U.S. Securities and Exchange Commission.

Overview

          We are an established and growing private mortgage insurance company. We were formed to serve the U.S. housing finance industry at a time when the demands of the financial crisis and a rapidly changing business environment created the need for a new, privately funded mortgage insurance company. Since writing our first policy in May 2010, we have grown to an estimated 11.3% market share for the three months ended March 31, 2013, up from 8.6% and 3.9% for the years ended December 31, 2012 and 2011, respectively. We believe that our growth has been driven largely by the unique opportunity we offer lenders to partner with a well-capitalized mortgage insurer, unencumbered by legacy business, that provides fair and transparent claims payment practices, and consistency and speed of service.

          In 2010, Essent became the first private mortgage insurer to be approved by the GSEs since 1995, and is licensed to write coverage in all 50 states and the District of Columbia. We have master policy relationships with approximately 800 customers as of June 30, 2013, including 21 of the 25 largest mortgage originators in the United States for the first quarter of 2013. We believe that our customers account for nearly 70% of the annual new insurance written in the private mortgage insurance market. We have a fully functioning, scalable and flexible mortgage insurance platform, which we acquired from Triad Guaranty Inc. and its wholly-owned subsidiary, Triad Guaranty Insurance Corporation (collectively, "Triad"), in exchange for up to $30 million in cash and the assumption of certain contractual obligations. Our holding company is domiciled in Bermuda and our U.S. insurance business is headquartered in Radnor, Pennsylvania. We operate additional underwriting and service centers in Winston-Salem, North Carolina and Irvine, California. We have a highly experienced, talented team with 259 employees, including 52 in business development and sales and 71 in underwriting. For the six months ended June 30, 2013 and the year ended December 31, 2012, we generated new insurance written of $10.2 billion and $11.2 billion, respectively, and as of June 30, 2013, we had over $22.5 billion of insurance in force.

Legislative and Regulatory Developments

          Our results are significantly impacted by, and our future success may be affected by, legislative and regulatory developments affecting the housing finance industry. Key regulatory and legislative developments that may affect us include:

  Housing Finance and GSE Reform

          The overwhelming majority of our current and expected future business is the provision of mortgage insurance on loans sold to the GSEs. Therefore, changes to the business practices of the GSEs or any regulation relating to the GSEs may impact our business and our results of operations. The FHFA is the regulator and conservator of the GSEs with authority to control and direct their operations. The FHFA has, and is likely to continue, to direct changes to the business operations of the GSEs in ways that affect the MI industry. In addition, it is likely that Federal legislation will be necessary to resolve the conservatorship of the GSEs, and such legislation could materially affect the role and charter of the GSEs and the operation of the housing finance system. In 2011, the U.S. Department of the Treasury recommended options for winding down the GSEs and using a combination of Federal housing policy changes to contract the government's footprint in housing finance and restore a larger role for private capital. Since 2011, Members of Congress have introduced several bills intended to reform the secondary market and the role of the GSEs, although no comprehensive housing finance or GSE reform legislation has been enacted to date. See "Certain Regulatory Considerations — Federal Laws and Regulations — Housing Financing Reform", "Risk Factors — Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private MI specifically, could reduce our revenues or adversely affect our profitability and returns", and "Risk Factors — Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of MI or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns."

  Dodd-Frank Act

          Various regulatory agencies have produced, and are now in the process of developing additional, new rules under the Dodd-Frank Act that are expected to have a significant impact on the housing finance industry, including the QM definition and the risk retention requirement and related QRM definition.

  QM Definition

          Under the Dodd-Frank Act, the CFPB is authorized to issue regulations governing a loan originator's determination that, at the time a loan is originated, the consumer has a reasonable ability to repay the loan. The Dodd-Frank Act provides a statutory presumption that a borrower will have the ability to repay a loan if the loan has characteristics satisfying the QM definition. The CFPB has issued a final rule defining what constitutes a QM that will take effect on January 10, 2014. Under the QM Rule, a loan is deemed to be a QM if it has certain loan features, satisfies extensive documentation requirements and meets limitations on fees and points and APRs. The QM Rule also provides for a second temporary category with more flexible requirements if the loan is eligible to be purchased or guaranteed by the GSEs while they are in conservatorship, which is the overwhelming majority of our business. This second temporary category still requires that loans satisfy certain criteria, including the requirement that the points and fees represent 3% or less of the total loan amount.

          Failure to comply with the ability-to-repay requirement exposes a lender to substantial potential liability. As a result, we believe that the QM regulations may cause changes in the lending standards and origination practices of our customers. Such changes may include a further tightening of mortgage origination practices and lending standards, which may further improve the credit quality of new mortgages, but may also result in a reduction of the overall volume of mortgage originations. To the extent the use of private mortgage insurance causes a loan not to meet the definition of a QM, the volume of loans originated with mortgage insurance may decline. In addition, the impact of the mortgage insurance premiums on the calculation of points and fees for purposes of QM may influence the use of MI, as well as our mix of premium plans and therefore our profitability. See "— Factors Affecting Our Results of Operations — Persistency and Business Mix." Finally, to the extent that government agencies that offer mortgage insurance adopt their own definitions of a qualified mortgage and those definitions are more favorable to lenders than those applicable in the market we operate in, our business may be adversely affected. See "Certain

Regulatory Considerations — Federal Regulation — Dodd-Frank Act — Qualified Residential Mortgage Regulations — Risk Retention Requirements" and "Risk Factors — Our Business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFCB") final rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs."

  Risk Retention Requirements and QRM Definition

          The Dodd-Frank Act provides for an originator or issuer risk-retention requirement on securitized mortgage loans that do not meet the definition of a QRM. Federal regulators issued the proposed risk-retention rule in March 2011, and in response to public comment on such proposed rule, issued a revised proposed-risk retention rule on August 28, 2013, including a definition of QRM that generally defines QRM as a mortgage meeting the requirements of QM (see "Certain Regulatory Considerations — Federal Regulations — Dodd-Frank Act — Qualified Mortgage Regulations—Ability to Repay Requirements"). In addition, the regulators also requested public comments on an alternative definition that, among other things, incorporates a maximum LTV standard of 70% and certain other restrictions selected to reduce the risk of default. Neither of the revised proposed definitions of QRM incorporate the use of private mortgage insurance. Under the proposed rule, the GSEs satisfy the risk retention requirements of the Dodd-Frank Act while they are in conservatorship. The proposed rule is now subject to public comment and final rules have yet to be issued. The final timing of the adoption of any risk retention regulation and the definition of QRM remains uncertain.

          Issuers may prefer not to retain risk and may therefore have a strong incentive to originate loans that meet the definition of a QRM. If the final rule gives consideration to private mortgage insurance in the definition of QRM, issuers may benefit from the use of private mortgage insurance for mortgage securitizations subject to the risk retention requirements. However, if the final QRM rule does not give consideration to MI in the definition of QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for MI and our business. In addition, changes in the final regulations regarding treatment of GSE-guaranteed mortgage loans, could impact our business. The ultimate impact of these rules on the use of MI depends on, among other things, (i) the final definition of QRM, (ii) under the proposed definition, the extent to which the presence of private mortgage insurance may adversely affect the ability of a loan to qualify as a QM and therefore as a QRM, (iii) under the QM-plus definition or any other final definition with an LTV requirement, the level of the final LTV requirement and the extent to which credit would be given for the use of MI, if any, in satisfying the LTV requirement, (iv) if, in the future, sellers of loans to the GSEs become subject to risk-retention requirements, and (v) the degree to which originators or issuers subject to risk retention requirements would see it as beneficial to utilize MI on non-QRM loans to mitigate their retained credit exposure. See "Certain Regulatory Considerations — Federal Regulation — Dodd-Frank Act — Qualified Residential Mortgage Regulations — Risk Retention Requirements" and "Risk Factors — The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM")."

  Basel III

          In July 2013, the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation approved publication of final regulatory capital rules, which we refer to as the "Basel III Rules", governing almost all U.S. banking organizations regardless of size or business model. The Basel III Rules revise and enhance the Federal banking agencies' general risk-based capital, advanced approaches and leverage rules. The Basel III Rules will become effective on January 1, 2014, with a mandatory compliance date of January 1, 2015 for banking organizations other than advanced approaches banking organizations that are not savings and loan holding companies.

          The Federal banking agencies previously issued proposed rules that would have made extensive changes to the capital requirements for residential mortgages, including eliminating capital recognition for certain low down payment mortgages covered by mortgage insurance. After consideration of extensive comments with regard to the proposed capital rules for residential mortgages, the Federal banking agencies decided to retain in the Basel III Rules the treatment for residential mortgage exposures that is currently set forth in the general risk-based capital rules and the treatment of mortgage insurance.

          The Basel III Rules continue to afford FHA-insured loans a lower risk-weighting than low down payment loans insured with private MI, and Ginnie Mae mortgage-backed securities are afforded a lower risk weighting than Fannie Mae and Freddie Mac mortgage-backed securities. Therefore, with respect to capital requirements, FHA-insured loans will continue to have a competitive advantage over loans insured by private mortgage insurance and then sold to and securitized by the GSEs.

          In addition, with regard to the separate Basel III Rules applicable to general credit risk mitigation for banking exposures, insurance companies engaged predominantly in the business of providing credit protection, such as private mortgage insurance companies, are not eligible guarantors.

          If implementation of the Basel III Rules increases the capital requirements of banking organizations with respect to the residential mortgages we insure, it could adversely affect the size of the portfolio lending market, which in turn would reduce the demand for our mortgage insurance, but may create incentives for banks to originate and sell loans to the GSEs which could expand demand for mortgage insurance. If the Federal banking agencies revise the Basel III Rules to reduce or eliminate the capital benefit banks receive from insuring low down payment loans with private mortgage insurance, or if our bank customers believe that such adverse changes may occur at some time in the future, our current and future business may be adversely affected. Furthermore, if mortgage insurance companies do not meet the requirements to be an eligible guarantor for purposes of general credit mitigation, our future business prospects may be adversely affected. "Risk Factors — The implementation of the Basel III capital accord, or other changes to our customers capital adequacy requirements and the Basel III guidelines may discourage the use of mortgage insurance."

  FHA Reform

          The FHA is our primary competitor outside of the private mortgage insurance industry and the FHA's role in the mortgage insurance industry is also significantly dependent upon regulatory developments. The U.S. Congress is considering reforms of the housing finance market, which includes consideration of the future mission, size and structure of the FHA, which is part of HUD. In HUD's annual report to Congress on the financial status of the FHA Mutual Mortgage Insurance Fund, or MMIF, dated November 16, 2012, the capital reserve ratio of the MMIF turned to a negative 1.44%, below the congressionally mandated required minimum level of 2%. In part as a result of this capital shortfall, Congress is considering legislation to reform the FHA. If FHA reform were to raise FHA premiums, tighten FHA credit guidelines, make other changes which make lender use of FHA less attractive, or implement credit risk sharing between FHA and private mortgage insurers, these changes may be beneficial to our business. However, there can be no assurance that any FHA reform legislation will be enacted into law, and what provisions may be contained in any final legislation, if any. Therefore, the future impact on our business is uncertain. See "Certain Regulatory Considerations — Federal Regulation — FHA Reform" and "Risk Factors — The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to private mortgage insurance."

Factors Affecting Our Results of Operations

  Net Premiums Written and Earned

          Premiums are based on insurance in force, or IIF, during all or a portion of a period. A change in the average IIF during a period causes premiums to increase or decrease as compared to prior periods. Average premiums rates in effect during a given period will also cause premiums to differ when compared to earlier periods. IIF at the end of a reporting period is a function of the IIF at the beginning of such reporting period plus NIW less policy cancellations (including claims paid) during the period. As a result, premiums are generally influenced by:

  •
  NIW, is the aggregate principal amount of the new mortgages that are insured during a period. Many factors affect NIW, including, among others, the volume of low down payment home mortgage originations and the competition to provide credit enhancement on those mortgages;

  •
  Cancellations of our insurance policies, which are impacted by payments on mortgages, home price appreciation, or refinancings, which in turn are affected by mortgage interest rates. Cancellations are also impacted by the levels of rescissions and claim payments;

  •
  Premium rates, which represent the amount of the premium due as a percentage of IIF. Premium rates are based on the risk characteristics of the loans insured, the percentage of coverage on the loans, competition from other mortgage insurers and general industry conditions; and

  •
  Premiums ceded or assumed under reinsurance arrangements. To date, we have not entered in to any reinsurance contracts.

          Premiums are paid either on a monthly installment basis ("monthly premiums"), in a single payment at origination ("single premiums"), or in some cases as an annual premium. For monthly premiums, we receive a monthly premium payment which is recorded as net premiums earned in the month the coverage is provided. Net premiums written may be in excess of net premiums earned due to single premium policies. For single premiums, we receive a single premium payment at origination, which is recorded as "unearned premium" and earned over the estimated life of the policy, which ranges from 36 to 156 months depending on the term of the underlying mortgage and loan-to-value ratio at date of origination. If single premium policies are cancelled due to repayment of the underlying loan and the premium is non-refundable, the remaining unearned premium balance is immediately recognized as earned premium revenue. Substantially all of our single premium policies in force as of June 30, 2013 were non-refundable. Premiums collected on an annual basis are recognized as net premiums earned on a straight line basis over the year of coverage. For the six months ended June 30, 2013, monthly and single premium policies comprised 80.3% and 19.7% of our NIW, respectively.

  Persistency and Business Mix

          The percentage of IIF that remains on our books after any 12-month period is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, higher persistency rates can have a significant impact on our profitability. The persistency rate on our portfolio was 80.1% at June 30, 2013. Generally, higher prepayment speeds lead to lower persistency.

          Prepayment speeds and the relative mix of business between single premium policies and monthly premium policies also impact our profitability. Our premium rates include certain assumptions regarding repayment or prepayment speeds of the mortgages. Because premiums are paid at origination on single premium policies, assuming all other factors remain constant, if loans are prepaid earlier than expected, our profitability on these loans is likely to increase and, if loans are repaid slower than expected, our profitability on these loans is likely to decrease. By contrast, if monthly premium loans are repaid earlier than anticipated, our premium earned with respect to those loans and therefore our profitability declines. Currently, the expected return on single premium policies is less than the expected return on monthly policies.

  Net Investment Income

          Our investment portfolio was comprised entirely of investment grade fixed income securities and money market investments, as of June 30, 2013. The principal factors that influence investment income are the size of the investment portfolio and the yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of our investment portfolio is mainly a function of capital contributions and cash generated from or used in operations which is impacted by net premiums received, investment earnings, net claim payments and expenses. Realized gains and losses are a function of the difference between the amount received on the sale of a security and the security's amortized cost, as well as any "other than temporary" impairments recognized in earnings. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

  Other Income

          In connection with the acquisition of our mortgage insurance platform, we entered into a services agreement with Triad to provide certain information technology maintenance and development and customer support-related services. In return for these services, we receive a fee which is recorded in other income. From the period from December 1, 2009 to November 30, 2010, this fee was based on a fixed amount. Effective December 1, 2010, the fee is adjusted monthly based on the number of Triad's MI policies in force and, accordingly, will decrease over time as Triad's existing policies are cancelled. The services agreement provides for a minimum monthly fee of $150,000 for the duration of the services agreement. The services agreement expires on November 30, 2014 and provides for two subsequent five year renewals at Triad's option. See note 6 to our audited consolidated financial statements.

          Other income also includes revenues associated with contract underwriting services. The level of contract underwriting revenue is dependent upon the number of customers who have engaged us for this service and the number of loans underwritten for these customers.

  Provision for Losses and Loss Adjustment Expenses

          The provision for losses and loss adjustment expenses reflect the current expense that is recorded within a particular period to reflect actual and estimated loss payments that we believe will ultimately be made as a result of insured loans that are in default.

          Losses incurred are generally affected by:

  •
  the overall state of the economy, which broadly affects the likelihood that borrowers may default on their loans and have the ability to cure such defaults;

  •
  changes in housing values, which affect our ability to mitigate our losses through the sale of properties with loans in default as well as borrower willingness to continue to make mortgage payments when the value of the home is below or perceived to be below the mortgage balance;

  •
  the product mix of IIF, with loans having higher risk characteristics generally resulting in higher defaults and claims;

  •
  the size of loans insured, with higher average loan amounts tending to increase losses incurred;

  •
  the loan-to-value ratio, with higher average loan-to-value ratios tending to increase losses incurred;

  •
  the percentage of coverage on insured loans, with deeper average coverage tending to increase losses incurred;

  •
  credit quality of borrowers, including higher debt-to-income ratios and lower FICO scores, which tend to increase incurred losses;

  •
  the rate at which we rescind policies. Because of tighter underwriting standards generally in the mortgage lending industry and terms set forth in our Clarity of Coverage master policy endorsement, we expect that our level of rescission activity will be lower than recent rescission activity seen in the MI industry; and

  •
  the distribution of claims over the life of a book. The average age of our insurance portfolio is young with 90% of our IIF as of June 30, 2013 having been originated since January 1, 2012. As a result, based on historical industry performance, we expect the number of defaults and claims we experience, as well as our provision for losses and loss adjustment expenses, to increase as our portfolio seasons. See "— Mortgage Insurance Earnings and Cash Flow Cycle" below.

          We establish loss reserves for delinquent loans when we are notified that a borrower has missed at least two consecutive monthly payments ("Case Reserves"), as well as estimated reserves for defaults that may have occurred but not yet been reported to us ("IBNR Reserves"). We also establish reserves for the associated loss adjustment expenses ("LAE"), consisting of the estimated cost of the claims administration process, including legal and other fees. Using both internal and external information, we establish our reserves based on the likelihood that a default will reach claim status and estimated claim severity. See "— Critical Accounting Policies" for further information.

          We believe, based upon our experience and industry data, that claims incidence for mortgage insurance is generally highest in the third through sixth years after loan origination. As of June 30, 2013, 45% of our IIF relates to business written during the first six months of 2013 and substantially all of our policies in force are less than three years old. Although the claims experience on new insurance written by us to date has been favorable to date, we expect incurred losses and claims to increase as a greater amount of this book of insurance reaches its anticipated period of highest claim frequency. The actual default rate and the average reserve per default that we experience as our portfolio matures is difficult to predict and is dependent on the specific characteristics of our current in-force book (including the credit score of the borrower, the loan to value ratio of the mortgage, geographic concentrations, etc.), as well as the profile of new business we write in the future. In addition, the default rate and the average reserve per default will be affected by future macroeconomic factors such as housing prices, interest rates and employment.

  Other Underwriting and Operating Expenses

          Our other underwriting and operating expenses include components that are substantially fixed, as well as expenses that generally increase or decrease in line with the level of NIW.

          Our most significant expense is compensation and benefits for our employees, which represented 65% of other underwriting and operating expenses for the six months ended June 30, 2013 and 52%, 49% and 51% of other underwriting and operating expenses for the years ended December 31, 2012, 2011 and 2010, respectively. Compensation and benefits expense has steadily increased each period since 2010 as we have increased our staffing from 68 employees at January 1, 2010 to 259 at June 30, 2013, primarily in our business development and operations functions to support the growth of our business. From January 1, 2010 to June 30, 2013, we grew our sales organization from 2 employees to 52 employees, which contributed to the growth of our active customers and NIW, and also expanded our underwriting and customer service teams from 9 employees to 96 to support this new business.

          Depreciation and amortization expense represented 4% of other underwriting and operating expenses for the six months ended June 30, 2013 and 25%, 28% and 20% of other underwriting and operating expenses for the years ended December 31, 2012, 2011 and 2010, respectively. A significant portion of the depreciation expense recorded during these periods related to the assets acquired from Triad for $30 million in cash and the assumption of certain contractual obligations. The purchase price of the assets acquired from Triad was allocated primarily to acquired technology (94%) and workforce-in-place (4%) and is being amortized to expense on a straight-line basis over 36 months and 48 months, respectively, from the date of acquisition. The acquired technology component of the purchase price was fully depreciated as of November 30, 2012 and, accordingly, depreciation and amortization expense will decline in 2013 compared to prior periods.

          Underwriting and other expenses also include legal, consulting, other professional fees, premium taxes, travel, entertainment, marketing, licensing, supplies, hardware, software, rent, utilities and other expenses.

          We anticipate that as we continue to add customers and increase our IIF, our expenses will also continue to increase. In addition, as a result of the increase in our IIF, we expect that our net premiums earned will grow faster than our underwriting and other expenses resulting in a decline in our expense ratio. Subsequent to completion of the offering, we expect to incur incremental costs related to being a public company, including certain operating and compensation expenses.

  Income Taxes

          Income taxes are incurred based on the amount of earnings or losses generated in the jurisdictions in which we operate and the applicable tax rates and regulations in those jurisdictions. To date, substantially all of our business activity has been conducted in the United States where we are subject to corporate level Federal income taxes. Our U.S. insurance subsidiaries are generally not subject to income taxes in the states in which we operate; however, our non-insurance subsidiaries are subject to state income taxes. In lieu of state income taxes, our insurance subsidiaries pay premium taxes that are recorded in other underwriting and operating expenses. The amount of income tax expense or benefit recorded in future periods will be dependent on the jurisdictions in which we operate and the tax laws and regulations in effect.

          Essent Group Ltd. and its wholly owned subsidiary, Essent Re, are domiciled in Bermuda, which does not have a corporate income tax. To date, these entities have incurred expenses and generated limited amounts of investment income.

          Since inception and prior to June 30, 2013, we recorded a valuation allowance against deferred tax assets, and as such, we generally did not record a benefit associated with the losses incurred in prior periods or other income tax benefits. The income tax provision or benefit recognized in prior periods related to changes in our valuation allowance associated with changes in deferred tax liabilities resulting from the increase or decrease in the unrealized gain on our investment portfolio. At June 30, 2013, after weighing all the evidence, we concluded that it is more likely than not that our deferred tax assets will be realized. As a result, we have released the valuation allowance on our deferred tax assets as of June 30, 2013, except for amounts that will be released against income before income taxes for the remainder of the year. The release of the valuation allowance resulted in the recognition of $10.0 million as a benefit for Federal income taxes in the second quarter of 2013. Starting in 2014, we expect that our effective tax rate will approach the statutory tax rate.

  Mortgage Insurance Earnings and Cash Flow Cycle

          In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern generally occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and increasing losses.

Key Performance Indicators

  Insurance In Force

          As discussed above, premiums we collect and earn are generated based on our IIF, which is a function of our NIW and cancellations. From May 2010, when we first began writing policies, through June 30, 2013, we have increased our NIW. We have also grown the number of customers who have approved us to provide mortgage insurance over this period, as well as increased our share of NIW from certain customers over time. The following table includes a summary of the change in our IIF for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010. In addition, this table includes our RIF at the end of each period and the number of customers that purchased MI during each respective period.

	Six Months Ended June 30,		Year Ended December 31,
($ thousands)	2013	2012	2012	2011	2010
IIF, beginning of period	$13,628,980	$3,376,708	$3,376,708	$244,968	$—
NIW	10,216,683	3,621,424	11,241,161	3,229,720	245,898
Cancellations	(1,269,363)	(229,466)	(988,889)	(97,980)	(930)

IIF, end of period	$22,576,300	$6,768,666	$13,628,980	$3,376,708	$244,968

Average IIF during the period	$17,753,344	$4,858,954	$7,581,042	$1,397,224	$64,264
RIF, end of period	$5,348,917	$1,596,691	$3,221,631	$777,460	$53,561
Number of Customers generating NIW during the period	557	262	463	134	13

          Our cancellation activity is relatively low because the average age of our insurance portfolio is young. Following is a summary of our IIF at June 30, 2013 by vintage:

($ in thousands)	$	%
2013 (through June 30)	$10,085,910	45%
2012	10,287,399	45
2011	2,071,477	9
2010	131,514	1

	$22,576,300	100%

  Average Premium Rate

          Our average premium rate is dependent on a number of factors, including: (1) the risk characteristics and average coverage on the mortgages we insure; (2) the mix of monthly premiums compared to single premiums in our portfolio; (3) cancellations of non-refundable single premiums during the period; and (4) changes to our pricing.

          The following table outlines our average premium rate, which reflects net premium earned as a percentage of average IIF, calculated on an annualized basis for interim periods, for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
($ thousands)	2013	2012	2012	2011	2010
Net premiums earned	$48,745	$13,515	$41,793	$8,179	$210
Average IIF during the period	$17,753,344	$4,858,954	$7,581,042	$1,397,224	$64,264
Average premium rate	0.55%	0.56%	0.55%	0.59%	0.56%

  Persistency Rate

          The measure for assessing the impact of policy cancellations on IIF is our persistency rate, defined as the percentage of IIF that remains on our books after any twelve-month period. See additional discussion regarding the impact of the persistency rate on our performance in "— Factors Affecting Our Results of Operations — Persistency and Business Mix."

  Risk to Capital

          The risk to capital ratio is frequently used as a measure of capital adequacy in the mortgage insurance industry and is calculated as a ratio of net risk in force to statutory capital. Net risk in force represents total risk in force net of reinsurance ceded and net of exposures on policies for which loss reserves have been established. Statutory capital is computed based on accounting practices prescribed or permitted by the Pennsylvania Insurance Department. See additional discussion in "— Liquidity and Capital Resources — Risk to Capital."

          As of June 30, 2013, our combined net risk in force was $5.3 billion and our combined statutory capital was $356.2 million resulting in a risk to capital ratio of 15.0 to 1. The amount of capital required varies in each jurisdiction in which we operate; however, generally, the maximum permitted risk to capital ratio is 25.0 to 1. As a condition to its approval from Freddie Mac, until December 31, 2013 Essent Guaranty is required to maintain a risk-to-capital ratio of no greater than 20.0:1. State insurance regulators and the GSEs are currently examining their respective capital rules to determine whether, in light of the recent financial crisis, changes are needed to more accurately assess mortgage insurers' ability to withstand stressful economic conditions. As a result, the capital metrics under which they assess and measure capital adequacy may change in the future. Independent of the state regulator and GSE capital requirements, management continually assesses the risk of our insurance portfolio and current market and economic conditions to determine the appropriate levels of capital to support our business.

Results of Operations

          The following table sets forth our results of operations for the periods indicated:

	Six Months Ended June 30,
			Year Ended December 31,
Summary of Operations ($ in thousands)
	2013	2012	2012	2011	2010
Revenues:
Net premiums written	$78,296	$22,731	$72,668	$17,865	$219
Increase in unearned premiums	(29,551)	(9,216)	(30,875)	(9,686)	(9)

Net premiums earned	48,745	13,515	41,793	8,179	210
Net investment income	1,744	998	2,269	1,169	214
Realized investment gains, net	93	104	143	364	13
Other income	2,013	2,150	4,511	4,676	5,863

Total revenues	52,595	16,767	48,716	14,388	6,300

Losses and expenses:
Provision for losses and LAE	1,310	646	1,466	57	—
Other underwriting and operating expenses	30,519	28,950	61,126	48,781	33,928

Total losses and expenses	31,829	29,596	62,592	48,838	33,928

Income (loss) before income taxes	20,766	(12,829)	(13,876)	(34,450)	(27,628)
Income tax benefit	(10,011)	(307)	(333)	(895)	(54)

Net income (loss)	$30,777	$(12,522)	$(13,543)	$(33,555)	$(27,574)

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

          For the six months ended June 30, 2013, we reported net income of $30.8 million, compared to a net loss of $12.5 million for the six months ended June 30, 2012. The increase in our operating results in the first six months of 2013 over the same period in 2012 was primarily due to an increase in net premiums earned associated with the growth of our IIF and an increase in net investment income as well as the income tax benefit recorded due to the reversal of our valuation allowance against deferred tax assets, partially offset by increases in other underwriting and operating expenses and the provision for losses and loss adjustment expenses.

  Net Premiums Written and Earned

          Net premiums written and earned increased in the six months ended June 30, 2013 by 244% and 261%, respectively, compared to the six months ended June 30, 2012 primarily due to the increase in our average IIF from $4.9 billion in the first half of 2012 to $17.8 billion in the first half of 2013.

          In the six months ended June 30, 2013, unearned premiums increased by $29.6 million as a result of net premiums written on single premium policies of $36.5 million which was partially offset by $6.9 million of unearned premium that was recognized in earnings during the period. In the six months ended June 30, 2012, unearned premiums increased by $9.2 million as a result of net premiums written on single premium policies of $10.6 million partially offset by $1.4 million of unearned premium that was recognized in earnings during the period.

  Net Investment Income

          Our net investment income was derived from the following sources for the period indicated:

	Six Months Ended June 30,
($ in thousands)	2013	2012
Fixed maturities	$2,024	$1,163
Short-term investments	4	10

Gross investment income	2,028	1,173
Investment expenses	(284)	(175)

Net investment income	$1,744	$998

          The increase in net investment income to $1.7 million for the six months ended June 30, 2013 as compared to $1.0 million for the six months ended June 30, 2012 is primarily due to an increase in the size of our investment portfolio as a result of capital contributions from our investors and cash flows generated from operations. The average cash and investment portfolio balance was $325.9 million and $189.7 million during the six months ended June 30, 2013 and 2012, respectively. The pre-tax investment income yield was 1.2% in each of the six month periods ended June 30, 2013 and 2012. The pre-tax investment income yields are calculated based on amortized cost. See "— Liquidity and Capital Resources" for further details of our investment portfolio.

  Other Income

          Other income includes fees earned for information technology and customer support services provided to Triad and contract underwriting revenues. The decline in other income for the six months ended June 30, 2013 compared to the same period in 2012 is primarily due to a reduction in the number of Triad's MI policies in force. This fee will continue to decrease over time as Triad's existing policies are cancelled. Contract underwriting revenue increased to $0.4 million in the six months ended June 30, 2013 from $0.2 million in the first six months ended June 30, 2012 primarily due to an increase in the number of customers using the service.

  Provision for Losses and Loss Adjustment Expenses

          The increase in the provision for losses and LAE was primarily due to an increase in the number of insured loans in default partially offset by previously identified defaults that cured and paid claims.

          The following table presents a roll forward of insured loans in default for the periods indicated:

	Six Months Ended June 30,
	2013	2012
Beginning default inventory	56	3
Plus: new defaults	135	33
Less: cures	(95)	(15)
Less: claims paid	(6)	—

Ending default inventory	90	21

          The increase in the number of defaults at June 30, 2013 compared to June 30, 2012 is primarily due to an increase in our IIF and policies in force and a marginal increase in the default rate driven by an increase in the average age of the insurance portfolio.

          The following table includes additional information about our loans in default as of the dates indicated:

	As of June 30,
	2013	2012
Case reserves (in thousands)	$2,315	$655
Ending default inventory	90	21
Average reserve per default	$25,725	$31,202
Default rate	0.09%	0.07%
Claims received included in ending default inventory	3	—

          The decrease in the average reserve per default is primarily due to changes in the composition (such as mark-to-market loan to value ratios, risk in force, and number of months past due) of the underlying loans in default. The primary factor contributing to the decrease in the average reserve per default from June 30, 2012 to June 30, 2013 is a decrease in the average RIF of the default inventory.

          The following tables provide a reconciliation of the beginning and ending reserve balances for losses and LAE and a detail of reserves and defaulted RIF by the number of missed payments and pending claims.

	As of June 30,
($ in thousands)	2013	2012
Reserve for losses and LAE at beginning of year	$1,499	$57
Add provision for losses and LAE occurring in:
Current year	1,435	703
Prior years	(125)	(57)

Incurred losses during the current period	1,310	646

Deduct payments for losses and LAE occurring in:
Current year	4	1
Prior years	257	—

Loss and LAE payments during the current period	261	1

Reserve for losses and LAE at end of period	$2,548	$702

	As of June 30, 2013
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of RIF
Missed payments:
Three payments or less	49	55%	$740	32%	$2,559	29%
Four to eleven payments	34	38	1,154	50	1,762	66
Twelve or more payments	4	4	215	9	287	75
Pending claims	3	3	206	9	196	105

Total	90	100%	$2,315	100%	$4,804	48%

IBNR			174
LAE and other			59

Total reserves			$2,548

	As of June 30, 2012
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of RIF
Missed payments:
Three payments or less	10	48%	$220	34%	$630	35%
Four to eleven payments	9	43	413	63	526	78
Twelve or more payments	2	9	22	3	41	54
Pending claims	—	—	—	—	—	—

Total	21	100%	$655	100%	$1,197	55%

IBNR			33
LAE and other			14

Total reserves			$702

          During the six-month period ended June 30, 2013, the provision for losses and LAE was $1.3 million, comprised of $1.4 million of current year loss development partially offset by $0.1 million of favorable prior years' loss development. During the six-month period ended June 30, 2012, the provision for losses and LAE was $0.6 million, comprised of $0.7 million of current year loss development partially offset by favorable prior years' loss development of $0.1 million. In both periods, the favorable prior years' loss development is the result of a re-estimation of amounts ultimately to be paid on prior year defaults in the default inventory.

          During the six-month period ended June 30, 2013, we paid 6 claims for a total amount of $0.2 million. We paid no claims during the six months ended June 30, 2012.

  Other Underwriting and Operating Expenses

          Following are the components of our other underwriting and operating expenses for the periods indicated:

	Six Months Ended June 30,
	2013		2012
($ in thousands)	$	%	$	%
Compensation and benefits	$19,990	65%	$15,328	53%
Depreciation and amortization	1,105	4	8,005	28
Other	9,424	31	5,617	19

	$30,519	100%	$28,950	100%

Number of employees at end of period	259		184

          Other underwriting and operating expenses increased to $30.5 million in the six months ended June 30, 2013 as compared to $29.0 million in the six months ended June 30, 2012. The significant factors contributing to the change in other underwriting and operating expenses are:

  •
  Compensation and benefits increased primarily due to the increase in our work force to 259 at June 30, 2013 from 184 at June 30, 2012. Additional employees were hired to support the growth in our business, particularly in our sales organization, as well as our underwriting and customer service teams. Compensation and benefits is composed of cash compensation, including salaries, wages and bonus, stock compensation expense, benefits and payroll taxes.

  •
  Depreciation and amortization expense decreased in 2013 compared to 2012 as the substantial majority of the assets acquired from Triad were fully depreciated as of November 30, 2012. Depreciation expense associated with these assets during the six months ended June 30, 2012 was $6.6 million.

  •
  Other expenses, including premium taxes, travel, marketing, hardware, software, rent and other facilities expenses, increased as a result of the expansion of our business.

  Income Taxes

          Our subsidiaries in the United States file a consolidated U.S. Federal income tax return. Our income tax benefit was $10.0 million and $0.3 million for the six months ended June 30, 2013 and 2012, respectively. Our effective tax rate was (48.2)% and (2.4)% for the six months ended June 30, 2013 and 2012, respectively. Since inception and prior to June 30, 2013, we had evaluated the realizability of our deferred tax assets on a quarterly basis and concluded that it was more likely than not that some portion or all of the deferred tax asset would not be realized and provided a valuation allowance against the deferred tax assets. Accordingly, we did not record a benefit associated with the losses incurred in prior periods or for other income tax benefits. The income tax provision or benefit recognized in prior periods related to changes in our valuation allowance associated with changes in deferred tax liabilities relating to the change in the unrealized gain on our investment portfolio. At June 30, 2013, we concluded that it is more likely than not that our deferred tax assets will be realized. As a result, we have released the valuation allowance on our deferred tax assets as of June 30, 2013 except for amounts that will be reversed as an income tax benefit over the remainder of the year in accordance with Accounting Standard Codification ("ASC") 740-270. The release of the valuation allowance resulted in the recognition of $10.0 million as a benefit for income taxes in the second quarter of 2013.

          The positive evidence that weighed in favor of releasing the allowance as of June 30, 2013 and ultimately outweighed the negative evidence against releasing the allowance was the following:

  •
  the substantial growth in our IIF which has driven the increase in net premiums earned experienced in 2012 and through June 30, 2013;

  •
  our increasing level of profitability in the fourth quarter of 2012 and the first two quarters of 2013 and our expectations regarding the sustainability of these profits;

  •
  our expectation that we will be in a three-year cumulative income position in 2013;

  •
  the strong credit profile of the loans we have insured since we began to issue MI policies in 2010;

  •
  the size of our IIF and our contractual rights for future premiums from this book of business;

  •
  our taxable income for 2012 and our expectations regarding the likelihood of future taxable income; and

  •
  our current net operating loss carryforwards will be fully utilized in 2013

          Our determination of the amount of deferred tax asset valuation allowance to reverse as of June 30, 2013 was based on the guidance in ASC 740-270 regarding accounting for income taxes in interim periods. This guidance distinguishes between amounts that are recognized through the use of an estimated annual effective tax rate applied to year-to-date operating results and specific events that are discretely recognized as they occur. Under ASC 740-270, the tax benefit of an operating loss carryforward from prior years shall be included in the effective tax rate computation if the tax benefit is expected to be realized as a result of ordinary income in the current year. Otherwise, the tax benefit shall be recognized in each interim period to the extent that income in the period and for the year to date is available to offset the operating loss carryforward or, in the case of a change in judgment about realizability of the related deferred tax asset in future years, the effect shall be recognized in the interim period in which the change occurs. We estimated our pretax income for the year to determine the amount of tax benefit that was expected to be realized from ordinary income in 2013 and that amount was used to reduce tax expense from continuing operations to zero. The remainder of the tax benefit resulted from a change in estimate of future years' income and was recognized as a discrete benefit in the six months ended June 30, 2013. At June 30, 2013, the remaining valuation allowance was $11.4 million and we expect that it will be reversed as an income tax benefit throughout the remaining quarters of 2013 until that amount is reduced to zero as of December 31, 2013. The timing of the reduction of this remaining valuation allowance will be determined by the timing of our estimated income recognition for 2013.

          Income before income taxes recorded in the remainder of 2013 may be greater or less than our current estimate. If income before income taxes recorded for the remainder of 2013 is greater than our current estimate, we will recognize a provision for income taxes in subsequent periods of 2013. Conversely, if income before income taxes recorded for the remainder of 2013 is lower than our current estimate, we will recognize an additional benefit for income taxes in subsequent periods of 2013. Starting in 2014, we expect that our effective tax rate will approach the statutory tax rate.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

          For the years ended December 31, 2012 and 2011, we reported net losses of $13.5 million and $33.6 million, respectively. The reduction in our net loss in 2012 compared to 2011 was primarily due to an increase in net premiums earned and net investment income, partially offset by increases in other underwriting and operating expenses and the provision for losses and LAE.

  Net Premiums Written and Earned

          Net premiums written and earned increased in the year ended December 31, 2012 by 307% and 411%, respectively, compared to the year ended December 31, 2011 primarily due to the increase in our average IIF to $7.6 billion for the year ended December 31, 2012 from $1.4 billion for the year ended December 31, 2011. The favorable impact of the increase in IIF on net premium earned was partially offset by a reduction in the average premium rate from 0.59% in 2011 to 0.55% in 2012.

          During the year ended December 31, 2012, unearned premiums increased to $30.9 million as a result of net premiums written on single premium policies of $35.7 million partially offset by $4.8 million of unearned premium that was recognized in earnings during the year. During the year ended December 31, 2011, unearned premiums increased by $9.7 million as a result of net premiums written on single premium policies of $10.3 million partially offset by $0.6 million of unearned premium that was recognized during the year.

  Net Investment Income

          The components of net investment income were derived from the following sources:

	Year Ended December 31,
($ in thousands)	2012	2011
Fixed maturities	$2,632	$1,447
Short-term investments	14	92

Gross investment income	2,646	1,539
Investment expenses	(377)	(370)

Net investment income	$2,269	$1,169

          The increase in net investment income during the year ended December 31, 2012 as compared to the year ended December 31, 2011 is primarily due to an increase in the size of our investment portfolio as a result of capital contributions from our investors and cash flows generated from operations, as well as an increase in the pre-tax investment income yield. The average cash and investment portfolio balance was $214.0 million and $179.2 million in 2012 and 2011, respectively. The pre-tax investment income yield increased from 0.86% in 2011 to 1.2% in 2012. The increase in the pre-tax investment income is primarily due to a decrease in the portion of the portfolio invested in U.S. Treasury and Agency bonds and an increase in the allocation to higher yielding investment grade corporate, municipal and asset backed securities and an extension of the portfolio duration from 2.3 years at December 31, 2011 to 3.1 years at December 31, 2012.

  Other Income

          Other income includes fees earned for information technology and customer support services provided to Triad and contract underwriting revenues. The decline in other income is primarily due to the decline in service fee income from Triad of $4.7 million in 2011 to $3.8 million in 2012 as a result of a reduction in Triad's MI policies in force. This fee will continue to decline in future periods as Triad's existing policies are cancelled. Offsetting the decrease in service fee income from Triad is a increase in contract underwriting revenue to $0.7 million in the year ended December 31, 2012 from less than $0.1 million in the year ended December 31, 2011 primarily due to an increase in the number of customers using the service.

  Provision for Losses and Loss Adjustment Expenses

          The provision for loss and LAE increased from $0.1 million in 2011 to $1.5 million in 2012 because of an increase in the number of new insured loans in default partially offset by previously identified defaults that cured.

          The following table presents a roll forward of insured loans in default for the periods indicated:

	Year Ended December 31,
	2012	2011
Beginning default inventory	3	—
Plus: new defaults	117	6
Less: cures	(63)	(3)
Less: claims paid	(1)	—

Ending default inventory	56	3

          The increase in the number of defaults at December 31, 2012 compared to December 31, 2011 is primarily due to an increase in our IIF and policies in force and an increase in the average age of the insurance portfolio.

          The following tables include additional information about our loans in default as of the dates indicated:

	As of December 31,
	2012	2011
Case reserves (in thousands)	$1,393	$56
Ending default inventory	56	3
Average direct reserve per default	$24,860	$18,515
Default rate	0.09%	0.02%
Claims received included in ending default inventory	3	—

          The increase in the average reserve per default is primarily due to changes in the composition (such as mark-to-market loan to value ratios, risk in force, and number of months past due) of the underlying loans in default. The primary factor contributing to the increase in the average reserve per default from December 31, 2011 to December 31, 2012 is an increase in the average RIF of the default inventory.

          The following tables provide a reconciliation of the beginning and ending reserve balances for losses and LAE and a detail of reserves and defaulted RIF by the number of missed payments and pending claims.

	As of December 31,
($ in thousands)	2012	2011
Reserve for losses and LAE at beginning of year	$57	$—
Add provision for losses and LAE occurring in:
Current year	1,523	57
Prior years	(57)	—

Incurred losses during the current year	1,466	57

Deduct payments for losses and LAE occurring in:
Current year	24	—
Prior years	—	—

Loss and LAE payments during the current year	24	—

Reserve for losses and LAE at end of year	$1,499	$57

	As of December 31, 2012
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of RIF
Missed payments:
Three payments or less	30	54%	$391	28%	$1,335	29%
Four to eleven payments	19	34	689	49	948	73
Twelve or more payments	4	7	132	10	184	72
Pending claims	3	5	181	13	168	108

Total	56	100%	$1,393	100%	$2,635	53%

IBNR			70
LAE and other			36

Total reserves			$1,499

	As of December 31, 2011
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of RIF
Missed payments:
Three payments or less	1	33%	$56	100%	$56	100%
Four to eleven payments	2	67	—	—	96	—
Twelve or more payments	—	—	—	—	—	—
Pending claims	—	—	—	—	—	—

Total	3	100.0%	$56	100%	$152	36%

IBNR			—
LAE and other			1

Total reserves			$57

          During the year ended December 31, 2012, the provision for losses and LAE was $1.5 million, comprised of $1.6 million of current year loss development partially offset by $0.1 million of favorable prior years' loss development, as a result of a re-estimation of amounts to be paid on prior year defaults in the default inventory. During the year ended December 31, 2011, net losses incurred were $0.1 million, comprised solely of current year loss development. Given the small number of defaults in 2011, management established case reserves based upon a specific review of each loan in default and considering factors such as subsequent performance and policy deductibles.

          During the year ended December 31, 2012, we paid one claim for approximately $18,000. We paid no claims during 2011.

  Other Underwriting and Operating Expenses

          Following are the components of our other underwriting and operating expenses for the periods indicated:

	Year Ended December 31,
	2012		2011
($ in thousands)	$	%	$	%
Compensation and benefits	$31,624	52%	$24,011	49%
Depreciation and amortization	15,156	25	13,591	28
Other	14,346	23	11,179	23

	$61,126	100%	$48,781	100%

Number of employees at end of period	209		157

          Other underwriting and operating expenses increased to $61.1 million during the year ended December 31, 2012 as compared to $48.8 million for the year ended December 31, 2011. The significant factors contributing to the change in other underwriting and operating expenses are:

  •
  Compensation and benefits increased due to the increase in our work force to 209 at December 31, 2012 from 157 employees at December 31, 2011. Additional employees were hired to support the growth in our business, particularly in our sales organization, as well as our underwriting and customer service teams. Compensation and benefits is composed of cash compensation, including salaries, wages and bonus, stock compensation expense, benefits and payroll taxes.

  •
  Depreciation and amortization expense increased in 2012 compared to 2011 primarily due to an increase in the depreciation on the assets acquired from Triad as well as depreciation and amortization for additional property and equipment acquired.

  •
  Other expenses, including premium taxes, travel, marketing, hardware, software, rent and other facilities expenses, increased as a result of the expansion of our business.

  Income Taxes

          Our subsidiaries in the United States file a consolidated U.S. Federal income tax return. Our income tax benefit was $0.3 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively. Our effective tax rate was (2.4)% and (2.6)% for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, and the years then ended, we had a full valuation allowance recorded against deferred tax assets.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

          For the years ended December 31, 2011 and 2010, we reported net losses of $33.6 million and $27.6 million, respectively. The increase in our net loss in 2011 compared to 2010 was primarily due to an increase in other underwriting and operating expenses and a reduction in other income, partially offset by increases in net premiums earned and net investment income.

  Net Premiums Written and Earned

          Net premiums written and earned increased in the year ended December 31, 2011 to $17.9 million and $8.2 million, respectively, compared to net written and earned premiums of $0.2 million during the year ended December 31, 2010 primarily due to the increase in our average IIF to $1.4 billion for the year ended December 31, 2011 from $64.3 million for the year ended December 31, 2010.

          The increase in the unearned premium reserve in 2011 over 2010 is due to net premium written on single premium policies during the year ended December 31, 2011 of $10.3 million partially offset by $0.6 million of unearned premium that was recognized during the period.

  Net Investment Income

          The components of net investment income were derived from the following sources:

	Year Ended December 31,
($ in thousands)	2011	2010
Fixed maturities	$1,447	$210
Short-term investments	92	270

Gross investment income	1,539	480
Investment expenses	(370)	(266)

Net investment income	$1,169	$214

          The increase in net investment income during the year ended December 31, 2011 as compared to the year ended December 31, 2010 is primarily due to the change in the mix of fixed income investments and an extension of the duration of the portfolio. As of December 31, 2010, the average cash and investment portfolio was composed of U.S. Treasury and Agency bonds and Agency MBS with a duration of 1.0 year. During 2011, we added investment grade corporate securities to the portfolio and increased the duration to 2.3 years, which resulted in an increase in the pre-tax investment income yield from 0.27% during 2010 to 0.86% in 2011. The average investment portfolio balance was $179.2 million and $181.0 million in 2011 and 2010, respectively.

  Other Income

          Other income principally includes fees earned for information technology and customer support services provided to Triad. Other income declined from $5.9 million in 2010 to $4.7 million in 2011 primarily due to the reduction in Triad's MI policies in force. Prior to December 1, 2010, the fee received was based on a fixed amount. Subsequent to December 1, 2010, the fee is adjusted monthly based on the number of Triad's MI policies in force and, accordingly, will decrease over time as Triad's existing policies are cancelled.

  Provision for Losses and Loss Adjustment Expenses

          During 2011, we incurred 6 defaults, 3 of which subsequently cured, resulting in 3 defaults in inventory as of December 31, 2011 and a reserve for losses and loss adjustment expenses of $0.1 million. As of December 31, 2010, we had no loans in default. The increase in the number of defaults at December 31, 2011 is primarily due to an increase in our IIF and policies in force and an increase in the average age of the insurance portfolio. The average reserve per default at December 31, 2011 was $18,515.

	As of December 31, 2011
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of RIF
Missed payments:
Three payments or less	1	33%	$56	100%	$56	100%
Four to eleven payments	2	67	—	—	96	—
Twelve or more payments	—	—	—	—	—	—
Pending claims	—	—	—	—	—	—

Total	3	100%	$56	100%	$152	36%

IBNR			—
LAE and other			1

Total reserves			$57

          During the year ended December 31, 2011, the provision for losses and LAE was $0.1 million, representing current year loss development as there were no loans in default in 2010 and, accordingly, no provision for losses and LAE was recorded during that period. Given the small number of defaults, management established case reserves based upon a specific review of each loan in default and considering factors such as subsequent performance and policy deductibles.

          We paid no claims during 2011 or 2010.

  Other Underwriting and Operating Expenses

          Other underwriting and operating expenses increased to $48.8 million during the year ended December 31, 2011 as compared to $33.9 million in the year ended December 31, 2010.

	Year Ended December 31,
	2011		2010
($ in thousands)	$	%	$	%
Compensation and benefits	$24,011	49%	$17,337	51%
Depreciation and amortization	13,591	28	6,636	20
Other	11,179	23	9,955	29

	$48,781	100%	$33,928	100%

Number of employees at end of period	157		103

          The significant factors contributing to the change in other underwriting and operating expenses are:

  •
  Compensation and benefits increased due to the increase in our work force to 157 at December 31, 2011 from 103 at December 31, 2010. Additional employees were hired to support the growth in our business, particularly in our sales organization, as well as our underwriting and customer service teams. Compensation and benefits is composed of cash compensation, including salaries, wages and bonus, stock compensation expense, benefits and payroll taxes.

  •
  Depreciation expense increased in 2011 compared to 2010 primarily due to the acquisition of the assets from Triad. On the date of acquisition, December 1, 2009, we recorded the purchase price associated with the fixed payments of $15 million and began to amortize these assets over 36 months. Effective March 31, 2011, we determined it was probable that we would pay the contingent payments and recorded the additional purchase price of $15 million and began amortization of this portion of the purchase price over the remaining depreciable life of 20 months. See note 6 to our audited consolidated financial statements.

  •
  Other expenses, including premium taxes, travel, marketing, hardware, software, rent and other facilities expenses increased as a result of the expansion of our business, partially offset by a reduction in legal and consulting fees.

  Income Taxes

          The Company's subsidiaries in the United States file a consolidated U.S. Federal income tax return. The Company's income tax benefit was $0.9 million and $0.1 million for the years ended December 31, 2011 and 2010, respectively. Our effective tax rate was (2.6)% and (0.2)% for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, and the years then ended, we had a full valuation allowance recorded against our deferred tax assets.

Liquidity and Capital Resources

  Overview

          Our sources of funds consist primarily of:

  •
  our investment portfolio and interest income on the portfolio;

  •
  net premiums that we will receive from our existing IIF as well as policies that we write in the future; and

  •
  capital contributions.

          Our obligations consist primarily of:

  •
  claim payments under our policies; and

  •
  the other costs and operating expenses of our business.

          As of June 30, 2013, we had substantial liquidity in addition to our investment portfolio, with $129.2 million of cash. Our cash position increased during the six months ended June 30, 2013 primarily as a result of $125 million in capital contributions received from our investors.

          As of June 30, 2013, our principal source of additional funding was equity contributions from our investors. Our current investors committed, subject to certain conditions, to make equity contributions to Essent in the amount of approximately $600.3 million. As of June 30, 2013, $438.3 million of this equity commitment had been drawn. The obligation of the current investors to make equity contributions to the Company will not continue following consummation of this offering. See "Certain Relationships and Related Party Transactions."

          Management believes that the Company has sufficient liquidity available both at the holding company and in its insurance and other operating subsidiaries to meet its operating cash needs and obligations and committed capital expenditures for the next 12 months.

          While the Company and all of its subsidiaries are expected to have sufficient liquidity to meet all their expected obligations, additional capital may be required to meet any new capital requirements that are adopted by regulatory authorities or the GSEs, or to provide additional capital related to the growth of our risk in force in our insurance portfolio, or to fund new business initiatives.

          At the operating subsidiary level, liquidity could be impacted by any one of the following factors:

  •
  significant decline in the value of our investments;

  •
  inability to sell investment assets to provide cash to fund operating needs;

  •
  decline in expected revenues generated from operations;

  •
  increase in expected claim payments related to our IIF; or

  •
  increase in operating expenses.

          Our insurance subsidiaries are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which it is authorized to operate and the GSEs. Under the insurance laws of the Commonwealth of Pennsylvania, the insurance subsidiaries may pay dividends during any twelve-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also requires that dividends and other distributions be paid out of positive unassigned surplus without prior approval. The insurance subsidiaries currently have negative unassigned surplus and therefore would require prior approval by the Pennsylvania Insurance Commissioner to make any dividend payment or other distributions in 2013. At June 30, 2013, our insurance subsidiaries were in compliance with these rules and regulations. The insurance subsidiaries have paid no dividends since their inception.

          In addition, as a condition to its approval from Freddie Mac, until December 31, 2013 Essent Guaranty is required to maintain a risk-to-capital ratio of no greater than 20.0:1.

          We anticipate using a portion of the proceeds from this offering to support the growth of our business and maintain statutory capital at levels that meet the capital requirements prescribed by the GSEs and regulations in the jurisdictions in which our insurance subsidiaries are authorized to operate.

  Cash Flows

          The following table summarizes our consolidated cash flows from operating, investing and financing activities:

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011	2010
Net cash provided by (used in) operating activities	$47,799	$3,372	$36,639	$(8,245)	$(21,733)
Net cash (used in) provided by investing activities	(62,106)	(929)	(79,729)	(9,155)	17,158
Net cash provided by financing activities	121,158	394	46,904	20,390	6,835

Net increase in cash	$106,851	$2,837	$3,814	$2,990	$2,260

  Operating Activities

          Cash flow provided by operations totaled $47.8 million for the six months ended June 30, 2013 as compared to cash provided by operating activities of $3.4 million for the six months ended

June 30, 2012. The increase in cash flow from operations of $44.4 million was a result of the increase in premium collected and net investment income partially offset by an increase in expenses paid and a decrease in other income.

          Cash flow provided by operations totaled $36.6 million for the year ended December 31, 2012 as compared to cash flow used in operations of $8.2 million for the year ended December 31, 2011. The increase in cash flow from operations of $44.8 million was a result of the increase in premium collected and net investment income partially offset by an increase in expenses paid and a decrease in other income.

          Cash flow used in operations totaled $8.2 million for the year ended December 31, 2011 as compared to cash flow used in operations of $21.7 million for the year ended December 31, 2010. The reduction in operating cash flow deficit in 2011 of $13.5 million was the result of the increase in premium collected, earned premiums and net investment income partially offset by an increase in expenses paid and a decrease in other income.

  Investing Activities

          Cash flow used in investing activities totaled $62.1 million for the six months ended June 30, 2013 as compared to cash used in investing activities of $0.9 million for the six months ended June 30, 2012. The increase in cash flow used in investing activities was primarily related to investing a portion of capital contributions which totaled $125 million.

          Cash flow used in investing activities totaled $79.7 million for the year ended December 31, 2012 as compared to $9.2 million for the year ended December 31, 2011. The increase in cash flow used in investing activities of $70.5 million was primarily related to the purchase of investments from December 31, 2011 to December 31, 2012.

          Cash flow used in investing activities totaled $9.2 million for the year ended December 31, 2011 as compared to cash provided by investing activities of $17.2 million for the year ended December 31, 2010. The increase in cash flow used in investing activities of $26.4 million was primarily related to the purchase of investments from December 31, 2010 to December 31, 2011.

  Financing Activities

          Cash flow provided by financing activities totaled $121.2 million for the six months ended June 30, 2013 as compared to cash provided by financing activities of $0.4 million for the six months ended June 30, 2012. In June and March 2013, the Company issued Class A shares to the current investors for net proceeds of $123.8 million. Cash provided by financing activities in the six months ended June 30, 2012 were principally due to Class A common shares issued to the current investors largely offset by the payment of the 2011 annual fee to the current investors and payments to Triad under the asset purchase agreement. The annual fee was waived by our initial investors for the year ended December 31, 2012 and thereafter.

          Cash flow provided by financing activities totaled $46.9 million for the year ended December 31, 2012 as compared to cash flow provided by financing activities of $20.4 million for the year ended December 31, 2011. The increase in cash flow provided by financing activities of $26.5 million was primarily related to issuance of equity to our current investors for net proceeds of $54.5 million in 2012 versus $24.8 million in 2011.

          Cash flow provided by financing activities totaled $20.4 million for the year ended December 31, 2011 as compared to cash provided by investing activities of $6.8 million for the year ended December 31, 2010. The increase in cash flow provided by financing activities of $13.6 million was primarily related to issuance of equity to our current investors for net proceeds of $24.8 million in 2011 versus net proceeds of $11.2 million from issuance of equity to our current investors net of treasury shares acquired and a $1.8 million dividend in 2010.

  Risk to Capital

          We compute our risk to capital ratio on a separate company statutory basis, as well as for our combined insurance operations. The risk to capital ratio is our net risk in force divided by our statutory capital. Our net risk in force represents risk in force net of reinsurance ceded, if any, and net of exposures on policies for which loss reserves have been established. Statutory capital consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of 50% of net premiums earned. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year.

          Our combined risk to capital calculation as of June 30, 2013 is as follows:

Combined statutory capital: ($ in thousands)
Policyholders' surplus	$306,704
Contingency reserves	49,465

Combined statutory capital	$356,169

Combined net risk in force	$5,346,427

Combined risk to capital ratio	15.0:1

          For additional information regarding regulatory capital see note 11 to our unaudited condensed consolidated financial statements. Our combined statutory capital equals the sum of statutory capital of Essent Guaranty, Inc. plus Essent Guaranty of PA, Inc., after eliminating the impact of intercompany transactions. The combined risk to capital ratio equals the sum of the net risk in force of Essent Guaranty, Inc. and Essent Guaranty of PA, Inc. divided by combined statutory capital. The information above has been derived from the annual and quarterly statements of our insurance subsidiaries, which have been prepared in conformity with accounting practices prescribed or permitted by the Pennsylvania Insurance Department. Such practices vary from accounting principles generally accepted in the United States.

  Financial Strength Ratings

          The financial strength of Essent Guaranty, our principal mortgage insurance subsidiary, is rated Baa3 by Moody's Investors Service ("Moody's") with a positive outlook. Standard & Poor's Rating Services' ("S&P") insurer financial strength rating of Essent Guaranty is BBB+ with a stable outlook.

Financial Condition

  Stockholders' Equity

          As of June 30, 2013, stockholders' equity was $371.2 million compared to $219.1 million as of December 31, 2012. This increase was primarily due to recorded net income as well as $125.0 million in capital contributions received from our investors. Stockholders' equity was $219.1 million as of December 31, 2012 compared to $176.1 million as of December 31, 2011, primarily as a result of capital contributions from our investors, partially offset by a recorded net loss in 2012.

  Investments

          As of June 30, 2013, the total fair value of our investment portfolio was $297.8 million, compared to $247.4 million as of December 31, 2012. In addition, our total cash was $129.2 million as of June 30, 2013, compared to $22.3 million as of December 31, 2012. This increase was primarily due to $125.0 million in capital contributions in the form of cash that was received in the first six months of 2013 but had not been fully invested as of June 30, 2013.

          As of December 31, 2012, the total fair value of our investment portfolio was $247.4 million, compared to $171.1 million as of December 31, 2011. In addition, our total cash was $22.3 million as of December 31, 2012, compared to $18.5 million as of December 31, 2011. This increase was due to cash generated by operations and capital contributions in 2012 that had not been fully invested as of December 31, 2012. See "Business — Investment Portfolio" for further information regarding our investment portfolio.

Investment Portfolio by Asset Class

	June 30, 2013		December 31, 2012		December 31, 2011
Asset Class ($ in thousands)
	Fair Value	Percent	Fair Value	Percent	Fair Value	Percent
U.S. Treasury securities	$68,685	23.1%	$79,488	32.0%	$86,271	50.4%
U.S. Agency securities	19,371	6.5	19,593	8.0	22,724	13.3
U.S. Agency Mortgage-backed securities	24,841	8.3	29,640	12.0	24,769	14.5
Municipal debt securities(A)	36,403	12.2	37,654	15.2	—	0.0
Corporate debt securities	113,731	38.2	63,399	25.6	26,766	15.6
Mortgage-backed securities	12,990	4.4	5,592	2.3	—	0.0
Asset-backed securities	19,686	6.6	8,951	3.6	—	0.0
Money market investments	2,098	0.7	3,097	1.3	10,561	6.2

Total Investments	$297,805	100.0%	$247,414	100.0%	$171,091	100.0%

(A)
All municipal securities are general obligation bonds. For information regarding the amortized cost and fair value of the municipal debt securities, see note 4 to our audited consolidated financial statements and note 3 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Investment Portfolio by Rating

	June 30, 2013		December 31, 2012		December 31, 2011
Rating(1) ($ in thousands)
	Fair Value	Percent	Fair Value	Percent	Fair Value	Percent
Aaa	$156,480	52.5%	$159,763	64.6%	$134,812	78.8%
Aa1	15,151	5.1	13,317	5.4	1,975	1.2
Aa2	8,840	3.0	8,144	3.3	1,567	0.9
Aa3	6,497	2.2	4,031	1.6	7,309	4.3
A1	18,490	6.2	11,621	4.7	8,399	4.9
A2	16,234	5.5	16,521	6.7	11,495	6.7
A3	30,463	10.2	16,401	6.6	5,534	3.2
Baa1	15,034	5.0	6,321	2.6	—	0.0
Baa2	24,542	8.2	9,753	3.9	—	0.0
Baa3	6,074	2.1	1,542	0.6	—	0.0
Below Baa3-	—	0.0	—	0.0	—	0.0

Total Investments	$297,805	100.0%	$247,414	100.0%	$171,091	100.0%

(1)
Based on ratings issued by Moody's, if available. S&P rating utilized if Moody's not available.

Investment Portfolio by Effective Duration

	June 30, 2013		December 31, 2012		December 31, 2011
Effective Duration ($ in thousands)
	Fair Value	Percent	Fair Value	Percent	Fair Value	Percent
< 1 Year	$52,664	17.7%	$33,345	13.5%	$49,618	29.0%
1 to < 2 Years	28,809	9.7	41,712	16.9	23,958	14.0
2 to < 3 Years	50,455	16.9	33,475	13.5	35,415	20.7
3 to < 4 Years	53,529	18.0	42,516	17.1	30,900	18.1
4 to < 5 Years	68,566	23.0	47,469	19.2	15,195	8.9
5 or more Years	43,782	14.7	48,897	19.8	16,005	9.3

Total Investments	$297,805	100.0%	$247,414	100.0%	$171,091	100.0%

Top Ten Portfolio Holdings

	June 30, 2013
Rank ($ in thousands)	Security	Fair Value	Amortized Cost	Unrealized Gain (Loss)(A)	Moody's Rating
1	US T-Note 2% 4/30/2016	$6,646	$6,401	$245	Aaa
2	US T-Note 2.125% 2/29/2016	6,472	6,198	274	Aaa
3	US T-Note 2.625% 12/31/2014	5,488	5,381	107	Aaa
4	US T-Note 1% 5/15/2014	5,338	5,297	41	Aaa
5	US T-Note 2.375% 6/30/2018	4,926	4,741	185	Aaa
6	US T-Note 1.625% 8/15/2022	4,879	5,138	(259)	Aaa
7	Goldman Sachs CMBS 2007-1	4,457	4,595	(138)	A3
8	Freddie Mac 3.0% 30 Yr MBS	4,080	4,341	(261)	Aaa
9	US T-Note 3.625% 2/15/2021	4,001	3,675	326	Aaa
10	US T-Note 1.375% 9/30/2018	3,982	3,952	30	Aaa

Total		$50,269	$49,719	$550

Percent of Investment Portfolio		16.9%

(A)
As of June 30, 2013, for securities in unrealized loss positions, management believes decline in fair values is principally associated with the changes in the interest rate environment subsequent to their purchase and there are no other than temporary impairments. Also, see note 3 to the condensed consolidated financial statements, which summarizes the aggregate amount of gross unrealized losses by asset class in which the fair value of investments has been less than cost for more than 12 months and less than 12 months.

	December 31, 2012		December 31, 2011
Rank ($ in thousands)	Security	Fair Value	Security	Fair Value
1	US T-Note 2% 4/30/2016	$6,733	US T-Note .625% 12/31/2012	$11,755
2	US T-Note 2.125% 2/29/2016	6,553	US T-Note 2% 4/30/2016	6,758
3	US T-Note 2.625% 12/31/2014	5,550	US T-Note 2.125% 2/29/2016	6,593
4	US T-Note 1% 5/15/2014	5,357	US T-Note 1% 5/15/2014	5,693
5	US T-Note 1.625% 8/15/2022	5,166	US T-Note 2.625% 12/31/2014	5,653
6	US T-Note 2.375% 6/30/2018	5,094	US T-Note 2.375% 6/30/2018	5,037
7	US T-Note 3.625% 2/15/2021	4,226	TD Bank Money Mkt	5,030
8	US T-Note 1.375% 9/30/2018	4,112	Sovereign Bank Money Mkt	3,521
9	US T-Bill 3/21/2013	4,000	BB&T Bank Money Mkt	1,009
10	Freddie Mac 3.5% 30 Yr MBS	3,815	Bank of America Money Mkt	1,000

Total		$50,606		$52,049

Percent of Investment Portfolio		20.5%		30.4%

          The following table includes municipal securities for states that represent more than 10% of the total municipal bond position as of June 30, 2013:

($ in thousands)	Fair Value	Amortized Cost	Credit Rating(1),(2)
Ohio
Cleveland, Ohio	$1,311	$1,356	A1
Dublin, Ohio
City Schools	1,691	1,748	Aa1
Ohio State	1,165	1,200	Aa1
Ohio State	1,165	1,198	Aa1

	$5,332	$5,502

Texas
Cypress-Fairbanks, Tx	$2,224	$2,282	AA-
Dallas County, Tx	1,158	1,179	Aaa
Pasadena, Tx
Independent	1,113	1,128	Aa2
Rockwell County, Tx	835	853	Aa2

	$5,330	$5,442

Washington
King County School District	$1,815	$1,870	Aa2
Snohomish County	292	302	Aa3
Washington Multnomah	1,666	1,724	Aa2
Washington State	1,159	1,186	Aa1

	$4,932	$5,082

(1)
None of the above securities include financial guaranty insurance. Certain securities include state enhancements. The above ratings exclude the effect of such state enhancements.

(2)
Based on ratings issued by Moody's if available. S&P utilized if Moody's is not available.

Contractual Obligations

          As of December 31, 2012, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

	Payments due by period
($ in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Estimated loss and LAE payments(1)	$1,499	$1,153	$346	$—	$—
Amounts due under Asset Purchase Agreement	10,000	5,000	5,000	—	—
Operating lease obligations	11,984	1,194	2,823	2,095	5,872

Total	$23,483	$7,347	$8,169	$2,095	$5,872

(1)
Our estimate of loss and LAE payments reflects the application of accounting policies described below in "Critical Accounting Policies — Reserve for Losses and Loss Adjustment

  Expenses." The payments due by period are based on management's estimates and assume that all of the loss and LAE reserves included in the table will result in payments.

            We lease office space in Pennsylvania, North Carolina, California and Bermuda under leases accounted for as operating leases. A portion of the space leased in North Carolina has been subleased to Triad; minimum lease payments shown above have not been reduced by minimum sublease rentals of $0.4 million in 2013 and $0.3 million in 2014 due in the future under the non-cancelable sublease.

  Off-Balance Sheet Arrangements

            We do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

  Quantitative and Qualitative Disclosures About Market Risk

            We own and manage a large investment portfolio of various holdings, types and maturities. Investment income is one of our primary sources of cash flow supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance. While our portfolio is exposed to factors affecting markets worldwide, because the company insures loans only in the United States, it is most sensitive to fluctuations in the drivers of U.S. markets.

            We manage market risk via a defined investment policy implemented by our treasury function with oversight from our board of directors and our senior management. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

  •
  Changes to the level of interest rates.  Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates which may in turn require that the investment portfolio be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.

  •
  Changes to the term structure of interest rates.  Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

  •
  Market volatility/changes in the real or perceived credit quality of investments.  Deterioration in the quality of investments, identified through changes to our own or third party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.

  •
  Concentration Risk.  If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

  •
  Prepayment Risk.  Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.

          Market risk is measured for all investment assets at the individual security level. Market risks that are not fully captured by the quantitative analysis are highlighted. In addition, material market risk changes that occur from the last reporting period to the current are discussed. Changes to how risks are managed will also be identified and described.

          At December 31, 2012, the effective duration of our investment portfolio, including cash, was 3.1 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.1% in fair value of our investment portfolio. Excluding cash, our investment portfolio effective duration was 3.4 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.4% in fair value of our investment portfolio.

          At June 30, 2013, the duration of our investment portfolio, including cash, was 2.3 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 2.3% in fair value of our investment portfolio. Excluding cash, our investment portfolio duration was 3.4 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.4% in fair value of our investment portfolio.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in conformity with GAAP. In preparing our consolidated financial statements, management has made estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has utilized available information, including our past history, industry standards and the current and projected economic and housing environment, among other factors, in forming its estimates, assumptions and judgments, giving due consideration to materiality. Because the use of estimates is inherent in GAAP, actual results could differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. A summary of the accounting policies that management believes are critical to the preparation of our consolidated financial statements is set forth below.

  Insurance Premium Revenue Recognition

          Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premium on a monthly, annual or single basis. Upon renewal, we are not able to re-underwrite or re-price our policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Premiums written on an annual basis are amortized on a pro rata basis over the year of coverage. Primary mortgage insurance written on policies covering more than one year are referred to as single premium policies. A portion of the revenue from single premium policies is recognized in earned premium in the current period, and the remaining portion is deferred as unearned premium and earned over the expected life of the policy. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premium upon notification of the cancellation. Unearned premium represents the portion of premium written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premium policies are estimates based on an analysis of the expiration of risk.

  Reserve for Losses and Loss Adjustment Expenses

          We establish reserves for losses based on our best estimate of ultimate claim costs for defaulted loans. Although ASC No. 944, regarding accounting and reporting by insurance entities, specifically excludes mortgage insurance from its guidance relating to loss reserves, it is industry practice to apply this standard. Accordingly, we establish loss reserves using the general principles contained in ASC No. 944. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loans are classified as defaulted when the borrower has missed two consecutive payments. Once we are notified that a borrower has defaulted, we will consider internal and third party information and models, including the status of the loan as reported by its servicer and the type of loan product to determine the likelihood that a default will reach claim status. In addition, we will project the amount that we will pay if a default becomes a claim (referred to as "claim severity"). Based on this information, at each reporting date we determine our best estimate of loss reserves at a given point in time. Included in loss reserves are reserves for incurred but not reported ("IBNR") claims. IBNR reserves represent our estimated unpaid losses on loans that are in default, but have not yet been reported to us as delinquent by our customers. We will also establish reserves for associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees and expenses associated with administering the claims process. Establishing reserves is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

  Income Taxes

          Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. Changes in tax laws, rates, regulations and policies, or the final determination of tax audits or examinations, could materially affect our tax estimates. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. When evaluating the realizability of the deferred tax asset, we consider estimates of expected future taxable income, existing and projected book/tax differences, carryback and carryforward periods, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast changes in the mortgage market, as well as the related impact on mortgage insurance, and the competitive and general economic environment in future periods. Changes in the estimate of deferred tax asset realizability, if applicable, are included in income tax expense on the consolidated statements of comprehensive income (loss). ASC No. 740 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accordingly, we did not record a benefit associated with the losses incurred in the prior periods or for other income tax benefits. The income tax provision or benefit recognized in prior periods related to changes in our valuation allowance associated with changes in deferred tax liabilities for the increase or decrease in the unrealized gain on our investment portfolio.

          In accordance with ASC No. 740, before a tax benefit can be recognized, a tax position is evaluated using a threshold that it is more likely than not that the tax position will be sustained upon examination. When evaluating the more-likely-than-not recognition threshold, ASC No. 740 provides that a company should presume the tax position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. If the tax position meets the more-likely-than-not recognition threshold, it is initially and subsequently measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. This analysis is inherently subjective, as it requires management to forecast the outcome of future tax examinations and the amount of tax benefits that will ultimately be realized given the facts, circumstances, and information available at the reporting date. New information may become available in future periods that could cause the actual amount of tax benefits to vary from management's estimates.

  Investments Available for Sale

          Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in stockholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. Each quarter we perform reviews of all of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

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  our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;

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  extent and duration of the decline;

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  failure of the issuer to make scheduled interest or principal payments;

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  credit ratings from third party rating agencies and changes in these credit ratings below investment grade;

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  current credit spreads, downgrade trends, industry and asset sector trends, and issuer disclosures and financial reports to determine if credit ratings from third party credit agencies are reasonable; and

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  adverse conditions specifically related to the security, an industry, or a geographic area.

          Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, the unrealized losses recorded in the investment portfolio resulted from fluctuations in market interest rates. Each issuer is current on its scheduled interest and principal payments. Accordingly, we recognized no other-than-temporary impairment losses in earnings associated with our investment portfolio.

          For information on our material holdings in an unrealized loss position, see "— Financial Condition — Investments."

  Recently Issued Accounting Pronouncements

          There are no recently issued accounting standards that are expected to have a material effect on our financial condition, results of operations or cash flows. See note 2 of our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

          We are an established and growing private mortgage insurance company. We were formed to serve the U.S. housing finance industry at a time when the demands of the financial crisis and a rapidly changing business environment created the need for a new, privately funded mortgage insurance company. Since writing our first policy in May 2010, we have grown to an estimated 11.3% market share for the three months ended March 31, 2013, up from 8.6% and 3.9% for the years ended December 31, 2012 and 2011, respectively. We believe that our growth has been driven largely by the unique opportunity we offer lenders to partner with a well-capitalized mortgage insurer, unencumbered by legacy business, that provides fair and transparent claims payment practices, and consistency and speed of service.

          Private mortgage insurance plays a critical role in the U.S. housing finance system. Essent and other private mortgage insurers provide credit protection to lenders and mortgage investors by covering a portion of the unpaid principal balance of a mortgage in the event of a default. In doing so, we provide private capital to mitigate mortgage credit risk, allowing lenders to make additional mortgage financing available to prospective homeowners.

          Private mortgage insurance helps extend affordable home ownership by facilitating the sale of low down payment loans into the secondary market. Two U.S. Federal government-sponsored enterprises, Fannie Mae and Freddie Mac, which we refer to collectively as the GSEs, purchase residential mortgages from banks and other lenders and guaranty mortgage-backed securities that are offered to investors in the secondary mortgage market. The GSEs are restricted by their charters from purchasing or guaranteeing low down payment loans, defined as loans with less than a 20% down payment, that are not covered by certain credit protections. Private mortgage insurance satisfies the GSEs' credit protection requirements for low down payment loans, supporting a robust secondary mortgage market in the United States.

          We were founded by an experienced management team who saw a need for a new mortgage insurance company funded by private capital and unencumbered by legacy exposures, and were supported by a group of highly experienced, strategic and financial investors, including affiliates of Pine Brook Road Partners, The Goldman Sachs Group, Inc., an affiliate of Global Atlantic Financial Group, Valorina LLC, which is majority owned by an entity that is managed by Soros Fund Management LLC, Aldermanbury Investments Limited, an affiliate of J.P. Morgan, an affiliate of PartnerRe Principal Finance Inc., RenaissanceRe Ventures Ltd., funds or accounts managed by Wellington Management Company, LLP, and affiliates of HSBC, who collectively committed approximately $600 million in capital to fund our operations. We have drawn in the aggregate approximately $438 million of the available committed capital.

          Our wholly owned primary insurance subsidiary, Essent Guaranty, Inc., received its certificate of authority from the Pennsylvania Insurance Department in July 2009, and subsequently received licenses to issue mortgage insurance in all 50 states and the District of Columbia. In December 2009, we acquired our mortgage insurance platform from a former MI participant. In February 2010, we became the first mortgage insurer approved by the GSEs since 1995.

          We have master policy relationships with approximately 800 customers as of June 30, 2013, including 21 of the 25 largest mortgage originators in the United States for the first quarter of 2013. We believe that our customers account for nearly 70% of the annual new insurance written in the private mortgage insurance market. We have a fully functioning, scalable and flexible mortgage insurance platform and a highly experienced, talented team of 259 employees, including 52 in business development and sales and 71 in underwriting. Our holding company is domiciled in Bermuda and our U.S. insurance business is headquartered in Radnor, Pennsylvania. We operate additional underwriting and service centers in Winston-Salem, North Carolina and Irvine, California. For the six months ended June 30, 2013 and the year ended December 31, 2012, we generated new insurance written of $10.2 billion and $11.2 billion, respectively, and as of June 30, 2013, we had over $22.5 billion of insurance in force.

Market Opportunities

          Mortgage insurance is offered by both private companies and government agencies. The economic and housing market downturn that precipitated the financial crisis in 2008 had a profound impact on the private mortgage insurance industry. Incumbent mortgage insurers sustained significant financial losses and depleted capital levels, which resulted in strained relationships with banks and other lenders. Since 2007, three private mortgage insurers have ceased writing new business. To stabilize the disruption in the housing market resulting from the financial crisis, the Federal government, among other things, significantly expanded its role in the mortgage insurance market, but is now scaling back. We expect that, as the U.S. housing market continues to recover, the demand for private capital to insure mortgage risk and to facilitate secondary market loan sales will grow. As a mortgage insurer with a growing number of customers and a strong balance sheet unencumbered by legacy, pre-crisis exposures, we believe that Essent is uniquely positioned to benefit from a number of important market trends.

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  Improving fundamentals of the housing market.  The U.S. housing market continues to recover from the financial crisis, with purchase money mortgage originations increasing, the rate of household formation growing, new housing starts and home sales increasing, mortgage foreclosure activity declining, and home prices increasing across most of the country from depressed levels. We believe that recent data supports continued optimism in housing market fundamentals:

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  Purchase mortgage originations were $503 billion in 2012, and are expected to grow by 22.3% to $615 billion in 2013, per the Mortgage Bankers Association as of July 25, 2013.

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  Household formation was 1.0 million in 2012, compared to a financial crisis low of 0.4 million in 2008, per the U.S. Department of Commerce.

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  The S&P Case-Shiller 20 City Index of residential housing prices has increased for five consecutive quarters through March 31, 2013, and rose an aggregate 12% for the twelve months ended April 30, 2013.

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  The monthly supply of new homes for sale as of April 30, 2013 declined to 3.9 months, representing one of the lowest levels since October 2004, per the U.S. Census and the National Association of Realtors.

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  The National Association of Realtors' Housing Affordability Index increased 71.0% from July 2006 to May 2013 and, as of May 31, 2013, was 37.4% higher than it was on average from 1993 to 2007.

    We believe that these strong fundamentals will lead to greater housing market activity, and support growth and profitability in the private mortgage insurance sector.

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  High credit quality of new mortgage originations.  The credit quality of a mortgage loan is driven primarily by the credit profile of the borrower, as well as the type and value of the housing collateral supporting the loan. Borrowers with strong credit profiles are generally less likely to become delinquent with payments or to default on their mortgage loans. Following the financial crisis, mortgage lenders have significantly tightened their underwriting standards, generally limiting the availability of loans to borrowers with high FICO scores and low ratios of debt to income who can fully document their income and assets. From 2010 through 2012, the average borrower FICO score on all mortgage loans originated in the United States and sold to the GSEs was 762, compared to 729 for the period from 2005 through 2007. Banks have largely stopped offering loans with certain characteristics that generated high levels of defaults and losses during the financial crisis, including interest only and negative amortization loans. We believe that prudent underwriting standards, higher credit quality borrowers, and lower mortgage default experience will translate into fewer claims for the mortgage insurance industry on policies written in the post-crisis period.

    Although we expect that credit standards will ease somewhat over time, we believe that regulatory reforms that have been, or are expected to be, implemented as a result of the financial crisis will create incentives for mortgage lenders to originate loans using prudent underwriting standards and result in a more stable housing market and housing finance system.

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  Growing demand for private mortgage insurance.  Mortgage insurance is provided by both private companies, such as Essent, and government agencies, such as the FHA and the VA. In 2012, $547 billion, or 31.3%, of the $1.75 trillion aggregate mortgage originations were covered by mortgage insurance. Prior to the financial crisis, private insurers accounted for a majority of the insured mortgage origination market. From 1993-2007, private insurers covered, on average, 62% of total insured mortgage volume. During the financial crisis, government agencies began to insure an increasing percentage of the market as incumbent private insurers dealt with financial losses, depleted capital positions and declining ratings. By 2009, government agencies accounted for 85% of total insured mortgage origination volume, with the FHA accounting for 71% of the aggregate insured mortgage market. Private mortgage insurers have since regained an increasing share of the insured mortgage market, steadily rising from 16% in 2010 to 23% in 2011 to 32% in 2012. These gains have been driven in part by multiple increases in the FHA's mortgage insurance premium rates and upfront fees since 2010, as well as the inflow of private capital into the sector to support new entrants like Essent and to recapitalize incumbent private mortgage insurers. The private mortgage insurance industry benefits from both a larger origination market and increased private mortgage insurance penetration. We believe that private mortgage insurance will continue to increase its share of the insured mortgage market in the coming years.

    We also believe that additional growth opportunities will emerge for private mortgage insurers as Federal regulators seek to reduce U.S. taxpayer exposure to the mortgage markets by transferring mortgage risk from the GSEs to the private market. Federal regulators have established a goal for each of the GSEs to transfer credit risk on $30 billion of mortgages to the private market in 2013. We expect that similar, and potentially expanded, goals will be established in future periods.

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  Significant barriers to entry.  The private mortgage insurance industry has significant barriers to entry due to the substantial capital necessary to fund operations and satisfy GSE requirements, the need for a customer-integrated operating platform capable of issuing and servicing mortgage insurance policies, the competitive positions and established customer relationships of existing mortgage insurance providers, and the need to obtain and maintain insurance licenses in all 50 states and the District of Columbia. Additionally, the resource commitment required by customers, and larger lenders in particular, to connect to a new mortgage insurance platform is significant, and absent a critical need, such as the capital constraints in the mortgage insurance industry during the financial crisis, they have historically been reluctant to make such an investment.

    We were formed and built the foundation of our business during a unique window when the severe dislocation in the private mortgage insurance industry caused by the financial crisis created a need for a newly capitalized mortgage insurer and allowed us to quickly establish relationships with lenders. We believe that the improving financial conditions of mortgage insurance industry participants and housing markets will make it more difficult for new parties to enter the marketplace going forward.

Our Strengths

          We believe that we are well positioned to play a leading role in the private mortgage insurance industry, and that we have a number of competitive strengths that will allow us to capitalize on attractive market opportunities and to develop and grow our business in a prudent manner.

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  High growth company levered to an improving U.S. residential housing market.  We believe that continued improvements in the U.S. residential housing market, more disciplined mortgage underwriting standards and increasing demand for private mortgage insurance solutions will continue to provide opportunities for Essent to deliver substantial growth. We believe these underlying housing market trends, combined with the expansion of our market share within the private mortgage insurance industry, have led, and will continue to lead, to attractive growth characteristics for Essent.

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  We grew our net premiums earned from $1.4 million for the three months ended June 30, 2011 to $7.9 million for the three months ended June 30, 2012, and to $27.5 million for the three months ended June 30, 2013, representing compound annual growth of 350% since June 30, 2011.

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  In addition, we increased our NIW from $561 million for the three months ended June 30, 2011 to $2.2 billion for the three months ended June 30, 2012, and to $5.9 billion for the three months ended June 30, 2013, representing compound annual growth of 224% since June 30, 2011.

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  We achieved profitability in the fourth quarter of 2012 and have been profitable every quarter since. Our pre-tax income for the three months ended June 30, 2013 was $13.4 million, an increase of $12.0 million over the three months ended December 31, 2012.

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  Given the expected persistency of our book and lower volumes written earlier in our history, we expect to generate meaningful growth in our net premiums earned even without a year-over-year increase in annual NIW production.

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  Growing number of lender relationships based on a customer-centric approach.  We compete and establish our growing market presence through a customer-centric approach that is built on the reliability and transparency of our coverage. Through our Clarity of Coverage master policy terms, responsive customer service, and consistent and timely underwriting process, we seek to serve our customers' needs in an efficient and differentiated manner.

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  We have master policy relationships with approximately 800 customers as of June 30, 2013, including 21 of the 25 largest mortgage originators in the United States for the first quarter of 2013. Since January 1, 2012, we added 545 new customers to our platform. We believe our customers account for nearly 70% of the annual new insurance written in the private mortgage insurance market.

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    We believe that our Clarity of Coverage master policy terms have been embraced by lenders as a means to ensure fair and transparent claims payment practices, differentiating Essent in the market.

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    We incent our sales and business development staff to focus on building long-term, high quality customer relationships. We have a non-commission-based structure for our sales and business development staff that includes an equity ownership program, which we believe aligns their efforts with our long-term corporate objectives, including providing better customer service and better risk selection.

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  Increasing share of new business that is expected to generate attractive returns.  We believe that the mortgage insurance we have written to date is high quality and attractively priced. We have successfully increased our market share every quarter since our formation, growing from 3.9% for the year ended December 31, 2011 to 8.6% for the year ended December 31, 2012 to 11.3% for the three months ended March 31, 2013. We expect that our growing market presence will allow us to continue to capture an increasing share of attractively priced business going forward.

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  Our entire book of business is comprised of 2010 and later vintages, and as a result we believe our book should generate attractive returns.

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  We target an aggregate, after-tax return on capital of [    •    ]-[    •    ]% for our portfolio, assuming, among other things, a risk to capital ratio of 16.0:1 and no financial leverage.

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  Conservative balance sheet with strong financial position and disciplined risk management philosophy.  We believe that our strong financial position has been a critical component in gaining the confidence of our customers and growing our business. We are not encumbered by a high risk, legacy book of business written during the credit bubble of the pre-2009 period. We have established risk management controls throughout our organization that we believe will support our continued financial strength. Risk management is deeply incorporated into our business decisions and processes, including customer and policy acquisition, underwriting and credit approval, ongoing portfolio monitoring, loss reserving and claims management, investment allocation and capital management.

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  As of June 30, 2013, 94% of our in force book of business covered mortgages where borrowers had a FICO score of 700 or better, and 99% covered mortgages written with LTVs of 95% or lower, in each case at origination.

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  We have the highest domestic financial strength rating in the private mortgage insurance industry by Standard & Poor's at "BBB+" (Stable) and the second highest by Moody's at "Baa3" (Positive).

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  As of June 30, 2013, we had no financial leverage on our balance sheet, and our insurance companies had combined statutory capital of $356.2 million and a risk to capital ratio of 15.0:1. 100% of our investment assets were held in cash or investment grade fixed income securities, and over 52% of our fixed income portfolio was rated "Aaa" by Moody's.

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  As of June 30, 2013, we had 90 policies reported to be in default, which reflected less than one-tenth of one percent of our aggregate policies in force.

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  Scalable mortgage insurance franchise capable of supporting significant future growth.  We have invested significant resources in building our business for the long-term and creating a scalable franchise capable of supporting our future growth with limited incremental investment. We have proactively built our business to support our anticipated growth and believe we have the right team composition, management expertise, platform and organizational structure to drive improved operating efficiencies, earnings growth and higher return on equity.

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    In 2009, we acquired a fully functioning, scalable and flexible mortgage insurance platform, which we have continued to develop and enhance, making it easier for our customers to do business with us. We wrote approximately 25,000 new policies in the second quarter of 2013 and serviced approximately 100,000 policies in force as of June 30, 2013.

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    We believe we have demonstrated an ability to attract and retain qualified employees, growing our headcount from 157 as of year-end 2011 to 259 as of June 30, 2013.

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  Experienced and execution-oriented management team with a focus on long-term value creation.  Our senior management team has extensive experience in the mortgage and mortgage insurance industry, with many having prior experience with commercial and mortgage banks and the GSEs. In forming and building Essent, our management team has drawn on their collective experience to design processes, operating philosophies and compensation structures that support our goal of creating a leading mortgage insurer in the United States.

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  Our senior management team has an average of over 20 years of relevant industry experience, bringing together a broad range of critical customer development, risk management and operating skills that we believe are necessary for our long-term success.

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  Our senior management team has closely aligned interests as meaningful owners of Essent through a combination of a long-term incentive plan, annual stock awards and voluntary share purchases.

Our Strategy

          Our goal is to be a leading private mortgage insurer in the United States through our focus on long-term customer relationships, integrated risk management, financial strength and profitability. We see a significant opportunity to continue expanding our market presence and to deliver disciplined growth. We intend to pursue strategies that leverage our competitive strengths to produce attractive earnings growth and risk-adjusted returns.

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  Expand and diversify our customer base.  We believe that our growth has been and will continue to be driven by the opportunity we offer lenders to partner with a well-capitalized mortgage insurer, unencumbered by legacy business, that provides fair and transparent claims payment practices and consistency and speed of service. We intend to increase our share of our existing customers' business, and to enter into a growing number of relationships with new customers, by pursuing a core set of initiatives that involve increasing our marketing efforts to raise our brand awareness, broadening our customer outreach efforts through targeted additions to our sales force, bolstering the number of third-party front-end systems through which we can connect to customers, and maintaining high quality underwriting and customer service capabilities.

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  Manage expenses to maximize operating leverage.  We have a fully functioning, scalable and flexible mortgage insurance platform that we believe can support significant growth with limited incremental investment. We believe that the scalability of our platform and our focus on controlling staffing, operating, capital and other expenses will allow us to deliver enhanced earnings over time. We believe that the benefits of an efficient expense structure extend beyond bottom line financial results, and provide us with greater flexibility to forego unattractive business that does not meet our targeted risk-return objectives.

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  Protect our balance sheet by writing high quality mortgage insurance and prudently managing risk.  We intend to continue targeting high quality mortgage insurance and prudently managing the risks that we assume in our business in order to remain a well-capitalized counterparty for our customers. Our Chief Risk Officer reports directly to our Chief Executive Officer and leads a team that is responsible for implementing our risk management framework. Risk management is a significant focus of our business, including customer and policy acquisitions, underwriting and credit approvals, ongoing portfolio monitoring, loss reserving and claims management, investment portfolio allocation and capitalization decisions. We utilize an economic capital framework to evaluate risk-adjusted returns. We also perform stress tests on our portfolio to analyze how our book of business may perform under adverse scenarios. We believe that our economic capital framework and stress testing analysis helps to inform our optimal capitalization targets, allowing us to prudently manage and protect our balance sheet.

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  Promote the role and benefits of private mortgage insurance by actively engaging with policymakers, regulators and industry participants.  We believe that a strong, viable private mortgage insurance market is a critical component of the U.S. housing finance system. Mortgage insurance provides private capital to mitigate mortgage credit risk within the system, supports increased levels of homeownership, offers liquidity and process efficiencies for lenders, and provides consumers with lower-cost products and increased choice of mortgage and homeownership options. We meet frequently with policymakers, regulatory agencies, including state insurance and banking regulators and the FHFA, the GSEs, our customers and other industry participants to promote the role and value of private mortgage insurance and exchange views on the U.S. housing finance system. We intend to continue to promote legislative and regulatory policies that support a viable and competitive private mortgage insurance industry and a well-functioning U.S. housing finance system.

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  Pursue new opportunities to source mortgage insurance business.  Following the financial crisis and placement of the GSEs under the conservatorship of the FHFA in 2008, regulators have sought to develop strategies and programs to reduce U.S. taxpayer exposure to the mortgage markets and to transfer mortgage credit risk to the private market. We believe that this policy direction will continue, and may lead to additional opportunities for the mortgage insurance industry, and Essent in particular. We have actively pursued the currently proposed GSE risk sharing programs, and intend to analyze future risk sharing transactions as they arise.

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  Opportunistically leverage our Bermuda structure to create incremental value for shareholders.  We expect to be opportunistic in evaluating ways to leverage our Bermuda holding company structure and our reinsurer, Essent Re, to enhance shareholder value. We expect to hire a small number of additional employees at Essent Re to help us selectively evaluate MI reinsurance opportunities. We believe MI reinsurance that is written in a similarly diligent and controlled manner as our existing book of business can be additive to the Essent franchise.

Our Industry

  U.S. Mortgage Market

          The U.S. residential mortgage market is one of the largest in the world with over $9.9 trillion of debt outstanding as of March 31, 2013, and includes a range of private and government sponsored participants. Private industry participants include mortgage banks, mortgage brokers, commercial, regional and investment banks, savings institutions, credit unions, REITs, mortgage insurers and other financial institutions. Public participants include government agencies such as the FHA, VA and Ginnie Mae, and government-sponsored enterprises such as Fannie Mae and Freddie Mac. The overall U.S. residential mortgage market encompasses both primary and secondary markets. The primary market consists of lenders originating home loans to borrowers, and includes loans made to support home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions buying and selling mortgages in the form of whole loans or securitized assets, such as mortgage-backed securities.

  GSEs

          The GSEs are the largest participants in the secondary mortgage market, buying residential mortgages from banks and other primary lenders as part of their government mandate to provide liquidity and stability in the U.S. housing finance system. According to the Federal Reserve, the GSEs held or guaranteed approximately $4.4 trillion, or 45.1%, of total U.S. residential mortgage debt as of March 31, 2013. The GSE charters generally prohibit them from purchasing a low down payment loan unless the loan is insured by a GSE approved mortgage insurer, the mortgage seller retains at least a 10% participation in the loan or the seller agrees to repurchase or replace the loan in the event of a default. Historically, private mortgage insurance has been the preferred method lenders have utilized to meet this GSE charter requirement. As a result, the nature of the private mortgage insurance industry in the United States is driven in large part by the business practices and mortgage insurance requirements of the GSEs.

  Mortgage Insurance

          Mortgage insurance plays a critical role in the U.S. residential mortgage market by facilitating secondary market sales, and providing lenders and investors a means to diversify their exposures and mitigate mortgage credit risk. Mortgage insurance is provided by both private companies, such as Essent, and government agencies, such as the FHA and the VA. From 1993 through 2012, an average of 23.5% of total annual mortgage origination volume utilized mortgage insurance.

          Mortgage insurance industry volumes are influenced by total mortgage originations, and the mix between purchase and refinancing originations. Historically, mortgage insurance utilization has been meaningfully higher in purchase compared to refinancing originations. In 2012, total U.S. residential mortgage origination volume was $1.75 trillion, comprised of $503 billion of purchase originations and $1.25 trillion of refinancing originations. In recent years, historically low interest rates and special refinance programs, such as HARP, have caused refinancing volume to significantly outpace purchase originations. Purchase originations are expected to account for an increasing percentage of the overall mortgage market as the economic recovery and favorable housing market fundamentals stimulate growth in home buying activity, and a rising interest rate environment slows refinancing volume.

          The following graph provides detail on trends in total residential mortgage originations and the breakdown of the market between purchase and refinancing volume.

Residential Purchase vs. Refinancing Mortgage Originations ($ in billions)

Source: Mortgage Bankers Association

  Financial Crisis and Recovery

          The severe economic and housing market dislocation experienced during the recent financial crisis had a profound impact on our industry. Incumbent insurers experienced record high claims activity and sustained significant financial losses, resulting in depleted capital positions. Three private mortgage insurers who wrote more than $125 billion of NIW, accounting for approximately 36% of total private mortgage insurance market NIW in 2007, have since exited the market, and several other insurers were forced to raise capital to repair their balance sheets and remain in operation. Although certain remaining incumbent insurers continue to deal with legacy challenges, the ongoing improvement of housing market fundamentals and the high credit quality of post-crisis new business are expected to support improved growth and profitability in the private MI sector post-crisis.

          Prior to the financial crisis, private mortgage insurers accounted for the majority of the insured mortgage origination market. In 2007, private mortgage insurance represented 77.3% of insured mortgages and covered 15.5% of the total mortgage origination volume. During the financial crisis, government agencies began to insure an increasing percentage of the market as incumbent private insurers came under significant financial stress. By 2009, private mortgage insurance represented only 15.4% of the insured mortgage market and covered 4.1% of the total mortgage origination volume.

          The private mortgage insurance industry has begun to recover, capturing an increasing share of the total insured market and thereby leading to higher private mortgage insurance penetration of the total mortgage origination market. In 2012, private mortgage insurance increased to 32.0% of the total insured market and covered 10.0% of the total mortgage origination volume. These gains have been driven in part by the improved financial position of incumbent insurers, the influx of private capital into the sector to support new entrants like Essent and the FHA's decision to increase its mortgage insurance premium rates and upfront fees multiple times since 2010. We believe that private mortgage insurance will continue to increase its share of the insured mortgage market in the coming years.

          The charts below detail the relative share of the insured mortgage market covered by public and private participants, and historical NIW trends in the mortgage insurance market and private mortgage insurance penetration rates, which represents private mortgage insurance NIW to total U.S. residential mortgage origination volume.

Relative Share of Private and Public Mortgage Insurance

Source: Inside Mortgage Finance

Private MI NIW ($ in billions)

Source: Inside Mortgage Finance, except for total originations for the purpose of calculating private MI penetration, which is based on Mortgage Bankers Association. For 2011 and 2012, private MI penetration includes private MI HARP NIW.

          We view HARP as a modification of the coverage on existing insurance in force, and therefore when estimating our market share based on NIW, we exclude HARP NIW from total industry NIW. However, HARP is included as part of total industry NIW when showing private mortgage insurance penetration for the industry.

  Competition

          The private mortgage insurance industry is highly competitive. Private mortgage insurers generally compete on the basis of underwriting guidelines, pricing, terms and conditions, financial strength, product and service offerings, customer relationships, name recognition, reputation, the strength of management and field organizations, the effective use of technology, and innovation in the delivery and servicing of insurance products. The private MI industry currently consists of seven active private mortgage insurers, including Essent and affiliates of each of CMG Mortgage Insurance Company (which is in the process of being acquired by Arch Capital Group), Genworth Financial Inc., Mortgage Guaranty Insurance Corporation, National Mortgage Insurance Corporation, Radian Guaranty, Inc. and United Guaranty Corporation.

          We and other private mortgage insurers compete directly with Federal and state governmental and quasi-governmental agencies that provide mortgage insurance, principally, the FHA and, to a lesser degree, the VA. As discussed above, the FHA's share of the mortgage insurance market increased following the financial crisis and has decreased as the private MI industry recovers. In addition to competition from the FHA and the VA, we and other private mortgage insurers currently face limited competition from state-sponsored mortgage insurance funds in several states, including California and New York. From time to time, other state legislatures and agencies consider expanding the authority of their state governments to insure residential mortgages.

          Our industry also competes with alternatives to mortgage insurance, which includes products designed to eliminate the need for private mortgage insurance, such as "piggyback loans", which combine a first lien loan with a second lien. In addition, we compete with investors willing to hold credit risk on their own balance sheets without credit enhancement and, in some markets, with alternative forms of credit enhancement such as structured finance products and derivatives.

Our Products and Services

  Mortgage Insurance

          In general, there are two principal types of private mortgage insurance, primary and pool.

  Primary Mortgage Insurance

          Primary mortgage insurance provides protection on individual loans at specified coverage percentages. Primary mortgage insurance is typically offered to customers on individual loans at the time of origination on a flow basis. Substantially all of our policies are primary mortgage insurance.

          Customers that purchase our primary mortgage insurance select a specific coverage level for each insured loan. To be eligible for purchase by a GSE, a low down payment loan must comply with the coverage percentages established by that GSE. For loans not sold to the GSEs, the customer determines its desired coverage percentage. Generally, our risk across all policies written is approximately 24% of the underlying primary insurance in force, but may vary from policy to policy between 6% and 35% coverage.

          We file our premium rates with the insurance departments of the 50 states and the District of Columbia. Premium rates cannot be changed after the issuance of coverage and premiums applicable to an individual loan are based on a broad spectrum of risk variables including coverage percentages, LTV, loan and property attributes, and borrower risk characteristics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — Net Premiums Written and Earned" and "— Key Performance Indicators — Premium Rate."

          Premium payments for primary mortgage insurance coverage are typically made by the borrower. Mortgage insurance paid directly by the borrower is referred to as borrower-paid mortgage insurance, or "BPMI". If the borrower is not required to pay the premium, then the premium is paid by the lender, who may recover the premium through an increase in the note rate on the mortgage or higher origination fees. Loans for which premiums are paid by the lender are referred to as lender-paid mortgage insurance, or "LPMI". In either case, the payment of premium to us is generally the legal responsibility of the insured.

          Premiums are generally calculated as a percentage of the original principal balance and may be paid as follows:

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  monthly, where premiums are collected on a monthly basis over the life of the policy;

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  single, where the entire premium is paid upfront at the time the mortgage loan is originated; or

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  annually, where premiums are paid in advance for the subsequent 12 months.

          Although we have not issued any such policies to date, we may in the future also be paid on a "split" basis, where an initial premium is paid upfront along with subsequent monthly payments.

          In general, we may not terminate mortgage insurance coverage except in the event there is non-payment of premiums or certain material violations of our mortgage insurance policies. The insured may technically cancel mortgage insurance coverage at any time at their option or upon mortgage repayment, which is accelerated in the event of a refinancing. However, in the case of loans sold to the GSEs, lender cancellation of a policy not eligible for cancellation under the GSE rules may be in violation of the GSEs' charter. GSE guidelines generally provide that a borrower meeting certain conditions may require the mortgage servicer to cancel mortgage insurance coverage upon the borrower's request when the principal balance of the loan is 80% or less of the property's current value. The Homeowners Protection Act of 1998, or HOPA, also requires the automatic termination of BPMI on most loans when the LTV ratio, based upon the original property value and amortized loan balance, reaches 78%, and also provides for cancellation of BPMI upon a borrower's request when the LTV ratio, based on the current value of the property, reaches 80%, upon satisfaction of the conditions set forth in HOPA. In addition, some states impose their own MI notice and cancellation requirements on mortgage loan servicers.

  Pool Insurance

          Pool insurance is typically used to provide additional credit enhancement for certain secondary market mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan that did not have primary coverage. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. In another variation, generally referred to as modified pool insurance, policies are structured to include both an exposure limit for each individual loan, as well as an aggregate loss limit or a deductible for the entire pool. To date, we have not written any pool insurance and have written a de minimis amount of modified pool insurance.

  Master Policy and Clarity of Coverage Endorsement

          We issue a master policy to each customer approved by our counterparty risk department before accepting their business. The master policy sets forth the general terms and conditions of our MI coverage, including loan eligibility requirements, coverage term, policy administration, payment processing, and exclusions or reductions in coverage.

          Mortgage insurance master policies generally protect mortgage insurers from the risk of material misrepresentations and fraud in the origination of an insured loan through remedies including the right to rescind coverage. The relationships between the legacy private mortgage insurers and mortgage lenders have been strained since the financial crisis, in part due to a historically high rate of rescissions, in particular for loans originated from 2006 to 2008. As a result of this rescission activity, lenders found themselves exposed to unanticipated losses. In response, we introduced the Clarity of Coverage endorsement to our master policy, which provides for fair and transparent treatment of claim investigations and coverage rescissions for every loan we insure. Specifically, Clarity of Coverage identifies what misrepresentations or underwriting errors will be deemed material and, consequently, would be grounds for rescinding a policy. Among other terms beneficial to the customer, in the case of policies underwritten on a delegated basis, after 36 months of timely borrower payments from their own funds we will not rescind coverage unless we identify fraud or misrepresentation of certain material eligibility factors. For policies we underwrite on a non-delegated basis, we assume responsibility for underwriting and will not rescind coverage if we made an underwriting error. We believe this transparency enhances the value of our insurance coverage and serves as an important differentiator for us in the market.

          The GSEs have approved the terms of our master policy. Any new master policy, or material changes to our existing master policy, would be subject to approval by the GSEs and the insurance regulators of each of the states and the District of Columbia. The GSEs have proposed minimum standards for mortgage insurer master policies, including standards relating to rescission rights, with revised master policy requirements expected to be implemented in 2014. See "Risk Factors — Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of MI, or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns" and "Certain Regulatory Considerations — GSE Qualified Mortgage Insurer Requirements."

  Contract Underwriting

          In addition to offering mortgage insurance, we provide contract underwriting services on a limited basis. As a part of these services, we assess whether data provided by the customer relating to a mortgage application complies with the customer's loan underwriting guidelines. These services are provided for loans that require private mortgage insurance, as well as for loans that do not require private mortgage insurance. Under the terms of our contract underwriting agreements with customers and subject to contractual limitations on liability, we agree to indemnify the customer against losses incurred in the event that we make an underwriting error and such error materially restricts or impairs the saleability of a loan, results in a material reduction in the value of a loan or results in the customer being required to repurchase a loan. The indemnification may be in the form of monetary or other remedies, subject to per loan and annual limitations. See "Risk Factors — We face risks associated with our contract underwriting business."

  Triad Services

          In connection with the acquisition of our mortgage insurance platform from Triad in 2009, we agreed to provide certain information systems maintenance and development services to Triad as its legacy insurance portfolio runs off. Triad retains the obligation for all risks insured under its existing insurance contracts and will continue to directly manage loss mitigation and claim activity on its insured business. See "— Information Technology" below.

Our MI Portfolio

          All of our policies in force were written since May 2010. We believe that we have a high quality portfolio of mortgage insurance that is strong across a variety of metrics.

  Insurance in Force by Policy Year

          The following table sets forth our IIF, as of June 30, 2013, by year of policy origination.

($ thousands)	$	%
2013 (through June 30)	$10,085,910	45%
2012	10,287,399	45
2011	2,071,477	9
2010	131,514	1

	$22,576,300	100%

  Portfolio Characteristics

          The following tables reflect our IIF and RIF amounts by borrower credit scores at origination, LTV at origination, and loan type and amortization as of June 30, 2013 and December 31, 2012 and 2011.

Portfolio by Credit Score

	As of June 30,		As of December 31,
Total IIF by FICO score ($ in thousands)
	2013		2012		2011
≥760	$12,579,842	55.7%	$7,778,575	57.1%	$2,034,556	60.3%
740 - 759	4,011,141	17.8	2,402,603	17.6	569,125	16.9
720 - 739	3,022,359	13.4	1,801,292	13.2	408,798	12.1
700 - 719	1,704,037	7.5	988,160	7.3	245,901	7.3
680 - 699	994,955	4.5	520,496	3.9	97,941	2.8
≤679	263,966	1.1	137,854	0.9	20,387	0.6

Total	$22,576,300	100.0%	$13,628,980	100.0%	$3,376,708	100.0%

	As of June 30,		As of December 31,
Total RIF by FICO score ($ in thousands)
	2013		2012		2011
≥760	$2,954,484	55.2%	$1,822,677	56.6%	$463,346	59.5%
740 - 759	957,841	17.9	572,440	17.8	132,619	17.1
720 - 739	728,822	13.6	435,100	13.5	95,813	12.3
700 - 719	400,692	7.5	230,802	7.2	57,954	7.5
680 - 699	241,489	4.6	126,200	4.0	23,003	3.0
≤679	65,589	1.2	34,412	0.9	4,725	0.6

Total	$5,348,917	100.0%	$3,221,631	100.0%	$777,460	100.0%

Portfolio by LTV

	As of June 30,		As of December 31,
Total IIF by LTV ($ in thousands)
	2013		2012		2011
85.00% and below	$3,392,450	15.0%	$1,994,994	14.6%	$572,940	17.0%
85.01% to 90.00%	8,937,420	39.6	5,739,703	42.1	1,651,373	48.9
90.01% to 95.00%	10,097,956	44.7	5,839,127	42.8	1,145,614	33.9
95.01% and above	148,474	0.7	55,156	0.5	6,781	0.2

Total	$22,576,300	100.0%	$13,628,980	100.0%	$3,376,708	100.0%

	As of June 30,		As of December 31,
Total RIF by LTV ($ in thousands)
	2013		2012		2011
85.00% and below	$368,071	6.9%	$215,739	6.7%	$60,100	7.7%
85.01% to 90.00%	2,080,074	38.9	1,334,525	41.4	378,591	48.7
90.01% to 95.00%	2,851,732	53.3	1,653,258	51.3	336,398	43.3
95.01% and above	49,040	0.9	18,109	0.6	2,371	0.3

Total	$5,348,917	100.0%	$3,221,631	100.0%	$777,460	100.0%

Portfolio by Loan Amortization Period

	As of June 30,		As of December 31,
Total IIF by Loan Amortization Period ($ in thousands)
	2013		2012		2011
FRM 30 years and higher	$18,901,211	83.7%	$11,211,969	82.3%	$2,534,447	75.1%
FRM 20 - 25 years	917,020	4.1	585,365	4.3	150,726	4.5
FRM 15 years	1,940,110	8.6	1,206,579	8.9	411,760	12.2
ARM 5 years and higher	817,959	3.6	625,067	4.5	279,775	8.2

Total	$22,576,300	100.0%	$13,628,980	100.0%	$3,376,708	100.0%

  Portfolio by Geography

          Our in force portfolio is geographically diverse. As of June 30, 2013, only two states accounted for greater than 5% of our portfolio and no single metropolitan statistical area accounted for greater than 4% of our portfolio, as measured by either IIF or RIF. The following tables provide detail of the IIF and RIF in our top ten most concentrated states and our top ten most concentrated U.S. metropolitan statistical areas as of June 30, 2013 and December 31, 2012 and 2011.

Top Ten States

	As of June 30,	As of December 31,
	2013	2012	2011
IIF by State
CA	11.2%	10.9%	10.8%
TX	8.1	7.9	8.4
NC	4.4	4.3	4.4
FL	4.2	3.7	2.5
IL	4.1	4.4	3.7
NJ	3.9	4.1	4.4
PA	3.8	4.1	4.7
GA	3.5	3.2	3.2
VA	3.5	3.4	3.8
AZ	3.5	3.3	2.9
All others	49.8	50.7	51.2

Total	100.0%	100.0%	100.0%

	As of June 30,	As of December 31,
	2013	2012	2011
RIF by State
CA	10.6%	10.4%	10.6%
TX	7.9	7.7	8.4
NC	4.6	4.4	4.5
FL	4.4	3.8	2.6
IL	4.2	4.4	3.7
PA	3.8	4.2	4.7
NJ	3.8	4.0	4.3
GA	3.7	3.4	3.2
WA	3.5	3.3	3.3
VA	3.4	3.4	3.9
All Others	50.1	51.0	50.8

Total	100.0%	100.0%	100.0%

Top Ten Metropolitan Statistical Areas

	As of June 30,	As of December 31,
	2013	2012	2011
IIF by Metropolitan Statistical Area
Chicago-Joliet-Naperville, IL	3.2%	3.4%	2.9%
Houston-Sugar Land-Baytown, TX	2.7	2.8	2.7
Phoenix-Mesa-Glendale, AZ	2.7	2.6	2.4
Atlanta-Sandy Springs-Marietta, GA	2.7	2.4	2.4
Washington-Arlington-Alexandria, DC-VA-MD-WV	2.6	2.5	2.8
Los Angeles-Long Beach-Glendale, CA	2.5	2.5	2.3
Denver-Aurora, CO	2.2	2.3	2.1
New York-White Plains-Wayne, NY-NJ	2.1	2.5	2.5
Philadelphia, PA	2.0	2.2	2.5
Minneapolis-St. Paul-Bloomington, MN-WI	2.0	1.9	1.8
All Others	75.3	74.9	75.6

Total	100.0%	100.0%	100.0%

	As of June 30,	As of December 31,
	2013	2012	2011
RIF by Metropolitan Statistical Area
Chicago-Joliet-Naperville, IL	3.3%	3.4%	3.0%
Atlanta-Sandy Springs-Marietta, GA	2.8	2.5	2.3
Houston-Sugar Land-Baytown, TX	2.7	2.7	2.7
Phoenix-Mesa-Glendale, AZ	2.5	2.5	2.5
Washington-Arlington-Alexandria, DC-VA-MD-WV	2.5	2.5	2.8
Los Angeles-Long Beach-Glendale, CA	2.4	2.4	2.3
Minneapolis-St. Paul-Bloomington, MN-WI	2.1	2.0	1.9
Denver-Aurora, CO	2.1	2.2	2.1
Philadelphia, PA	2.1	2.2	2.5
New York-White Plains-Wayne, NY-NJ	2.0	2.3	2.5
All Others	75.5	75.3	75.4

Total	100.0%	100.0%	100.0%

Customers

          Our customers consist of originators of residential mortgage loans, such as regulated depository institutions, mortgage banks, credit unions and other lenders. We classify our customers into two broad categories and segment our marketing efforts based on the customer's operating model and whether decisions to select a mortgage insurance provider are made centrally, or at the field or customer branch level:

  •
  Centralized — Centralized customers make decisions regarding the placement and allocation of mortgage insurance among their approved private mortgage insurers at the corporate level. Generally, these customers consist of the larger, national mortgage originators that originate loans across multiple states, but there are also several regional and mid-size lenders which use this method as well.

  •
  Decentralized — Decentralized customers make MI purchasing decisions at the field or branch level. These customers generally are more prevalent with regional and mid-size lenders which originate mortgages in a smaller geographic footprint, but are also seen, on a limited basis, among some national lenders.

          We seek to maintain strong institutional relationships with all our customers. We provide them with ongoing risk, sales, training, service and product development support. We maintain regular and ongoing dialogue with our customers to develop an in depth understanding of their strategies and needs, to share market perspectives and industry best practices, offer tailored solutions and training where necessary on a local level.

          The following table provides detail on the percentage of our total NIW generated by centralized and decentralized customers, respectively, during the six months ended June 30, 2013 and twelve months ended December 31, 2012 and 2011.

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010
Centralized	58.1%	67.9%	87.6%	98.1%
Decentralized	41.9	32.1	12.4	1.9

Total	100.0%	100.0%	100.0%	100.0%

          We have master policy relationships with approximately 800 customers as of June 30, 2013, including 21 of the 25 largest mortgage originators in the United States for the first quarter of 2013. We believe our customers account for nearly 70% of the annual new insurance written in the private mortgage insurance market.

          Our top ten customers generated 51.0% of our new insurance written, which we refer to as our NIW, during the six month period ended June 30, 2013, compared to 60.4%, 84.9% and 99.6% for the years ended December 31, 2012, 2011 and 2010, respectively. For the six months ended June 30, 2013, only one customer, Wells Fargo, exceeded 10% of our consolidated revenue. Wells Fargo represented 16.8% of our NIW for the six months ended June 30, 2013. As we have grown, we have successfully diversified our customer base.

          The following chart provides detail on the percentage of our NIW production generated by our top customers for each of the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010.

Percentage of NIW by Top Customers

Sales and Marketing

          Our sales and marketing efforts are designed to help us establish and maintain in-depth, quality customer relationships. We organize our sales and marketing efforts based on our centralized and decentralized customer segmentation, giving additional consideration to a customers' geographic location and whether its lending footprint is national or regional in nature.

          We emphasize a collaborative approach with our customers that includes educational offerings and joint product development and marketing initiatives, including:

  •
  Regular Portfolio and Risk Management Reviews.  We conduct quarterly or semiannual insured mortgage portfolio reviews with customers, including detailed loan performance metrics.

  •
  Joint Product Development and Marketing Initiatives.  We emphasize the development of specialized products and programs that provide increased opportunities for customers and address targeted segments of the market. We recognize the value in developing new products collaboratively with our customers. We also work closely with customers to understand their strategic priorities and business objectives while identifying opportunities that will enhance and complement the customers' marketing activities.

  •
  Customer Service, Support and Trainings.  We have an experienced and knowledgeable customer services team that strives to provide premier service to our customers. We dedicate service representatives to our customers so they can establish relationships with their customer peers and become thoroughly familiar with unique customer systems, processes and service needs. We have developed mortgage industry training courses that are offered to our customers as a value added service. We have an experienced team that maintains the course materials so that they are relevant and current and who facilitate training sessions for our customers.

          We have an experienced team of national and regional account managers strategically deployed nationwide that markets our mortgage insurance products and support services. As of June 30, 2013, our sales force consisted of 52 individuals, an increase from the 45 and 32 people that we employed in sales as of December 31, 2012 and 2011, respectively.

          We assign national account managers to each of the national lenders, providing a point of communication between us and the customer's senior management team. These professionals are responsible for the development and execution of sales and marketing strategies aimed at growing customer volumes and ensuring each customer's needs are understood and helping them to pursue their strategies. The national account managers also coordinate the direct communication of customers with our underwriting and risk management groups to provide a continual flow of information between the organizations.

          We also have regional account managers and dedicated support staff operating in eight defined geographic regions. Our regional account managers play a similar role to our national account managers with respect to customer relationship management, education and customer training, serving as our primary point of contact for small and mid-sized regional lenders operating in a given territory. Regional account managers also support our national account team by assisting with our efforts to directly market and service the branch locations of certain national lenders.

          We support our national and regional sales force, and improve their effectiveness in acquiring new customers by raising our brand awareness through advertising and marketing campaigns, website enhancements, electronic communication strategies, and sponsorship of industry and educational events.

          We continue to build our sales force by hiring qualified mortgage professionals who generally have well-established relationships with industry leading lenders and significant experience in both mortgage insurance and mortgage lending. Our approach is reflected in and supported by our compensation structure, pursuant to which we have successfully implemented a non-commission-based structure that includes an equity ownership program, which we believe aligns their efforts with our long-term corporate objectives, including providing better customer service and better risk selection.

Information Technology

          We have a highly automated business that relies on information technology. We accept insurance applications through electronic submission and issue electronic insurance approvals. In order to facilitate this process, we establish direct connections to the origination and servicing systems of our customers and servicers, which may require a significant upfront investment. We also provide our customers secure access to our web-based mortgage insurance ordering and servicing systems to facilitate transactions.

          Since we acquired our mortgage insurance platform, we have continued to upgrade and enhance systems and technology, including:

  •
  investing in new customer-facing technology that enabled our customers to transact business faster and easier, whether over an internet browser or through direct system-to-system interfacing with our customers' loan origination and servicing systems;

  •
  integrating our platform with third-party technology providers used by our customers in their loan origination process and for ordering mortgage insurance;

  •
  developing and implementing a business rules engine that automatically enforces our eligibility guidelines and pricing rules at the time the mortgage insurance application is submitted; and

  •
  implementing advanced business process management software that focuses on improving our underwriting productivity and that may also be used to improve our quality assurance and loss management functions.

          We believe that our technology, together with our information technology team, has greatly enhanced our operating efficiency and created competitive advantages. As of June 30, 2013, we had 51 information technology employees, who are responsible for maintaining and enhancing our mortgage insurance platform. This team is experienced in large-scale project delivery, including mortgage insurance administration systems and the development of web-enabled servicing capabilities. Technology costs are managed by standardizing our technology infrastructure, consolidating application systems, managing project execution risks and using contract employees as needed.

Underwriting

          We have established underwriting guidelines that we believe protect our balance sheet and result in the insurance of high quality business. Most applications for mortgage insurance are submitted to us electronically and we rely upon the lender's representations and warranties that the data submitted is true and correct when making our insurance decision. Our underwriting guidelines incorporate credit eligibility requirements that, among other things, restrict our coverage to mortgages that meet our requirements with respect to borrower FICO scores, maximum debt-to-income levels, maximum LTV ratios and documentation requirements. Our underwriting guidelines also limit the coverage we provide for mortgages made with certain high risk features, including those for cash-out refinance, second homes or investment properties.

          We regularly seek to enhance our underwriting guidelines through extensive data gathering, detailed loan level risk analysis, and assessments of trends in key macroeconomic factors such as housing prices, interest rates and employment. We utilize proprietary models that enable us to assess individual loan risks with a high degree of granularity and set pricing for our policies within a risk-adjusted return framework. See "— Risk Management" below. We have adopted a balanced underwriting approach, which considers our risk analysis, return objectives and market factors.

          At present, our underwriting guidelines are broadly consistent with those of the GSEs. Many of our customers use the GSEs' automated loan underwriting systems, Desktop Underwriter and Loan Prospector, for making credit determinations. We accept the underwriting decisions made by GSEs' underwriting systems, subject to certain additional limitations and requirements.

          Our primary mortgage insurance policies are issued through one of two programs:

  •
  Delegated Underwriting.  Under delegated underwriting, we delegate to eligible customers the ability to underwrite the loans based on agreed-upon underwriting guidelines. To perform delegated underwriting, customers must be approved by our risk management group. See "— Risk Management — Loan Life Cycle Risk Management" below. Some customers prefer to assume underwriting responsibilities because it is more efficient within their loan origination process. Because the delegated underwriting is performed by third parties, we regularly perform quality assurance reviews on a sample of delegated loans to assess compliance with our guidelines. As of June 30, 2013, approximately 72% of our insurance in force had been originated on a delegated basis, compared to 75% as of December 31, 2012. See "Risk Factors — Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims."

  •
  Non-Delegated Underwriting.  Customers who choose not to participate in, or do not qualify for, our delegated underwriting program submit loan files to us so that we may underwrite in order to reach a decision as to whether we will insure the loan. In addition, customers participating in our delegated underwriting program may choose not to use their delegated authority, and instead may submit loans for our independent underwriting. Some customers prefer our non-delegated program because we assume underwriting and will not rescind coverage if we make an underwriting error, subject to the terms of Clarity of Coverage. We seek to ensure that our employees properly underwrite our loans through quality assurance sampling, loan performance monitoring and training. As of June 30, 2013, approximately 28% of our insurance in force had been originated on a non-delegated basis, compared to 25% as of December 31, 2012.

          We maintain primary underwriting centers in Radnor, Pennsylvania, Winston-Salem, North Carolina and Irvine, California. We believe that the geographical distribution of our underwriting staff allows us to make underwriting determinations across different time zones and best serve customers across the United States. Our employees conduct the substantial majority of our non-delegated underwriting, however, we engage underwriters on an outsourced basis from time to time in order to provide temporary underwriting capacity.

Risk Management

          We have established risk management controls throughout our organization and have a risk management framework that is designed to reduce the volatility of our financial results and capital position. The risk committee of our board of directors has formal oversight responsibility for the risks associated with our business and is supported by a management risk committee, chaired by our Chief Risk Officer, comprised of all senior members of our executive team. Our risk management group includes 22 individuals, which is led by our Chief Risk Officer, who reports directly to the Chief Executive Officer.

          We believe that our risk management framework encompasses all the major risks we face, including our mortgage insurance portfolio, investment risk, liquidity risk, regulatory compliance risk, among others. The majority of our risk analysis is directed toward the risks embedded in our mortgage insurance portfolio. As such, we have established a risk management approach that analyses the risk across the full life cycle of a mortgage, into what we term the "loan life cycle."

  Loan Life Cycle Risk Management

          We generally break down the loan life cycle risk management process into three components:

  •
  Customer qualification — customer review and approval process;

  •
  Policy acquisition — loan underwriting, valuation and risk approval; and

  •
  Portfolio management — loan performance and lender monitoring with continuous oversight through the settlement of a claim.

          Customer qualification involves a process in which we diligence a potential customer's financial resources, operational practices, management experience and track record of originating quality mortgages prior to formalizing a customer relationship. We leverage the experience of our management team to pre-screen lenders prior to formally engaging and performing a lender qualification review. Once engaged, our counterparty risk management team conducts a lender qualification review with oversight from the management risk committee. Approved lenders are subject to clear parameters regarding underwriting delegation status, credit guideline requirements and variances and collateral thresholds and volume mix expectations for loan diversification.

          The policy acquisition process involves the establishment of underwriting guidelines, pricing schedules and aggregate risk limits. See "— Underwriting" above. These guidelines and schedules are coded in our credit risk rule engine which is utilized to screen each loan underwritten, and are constructed to ensure prudent risk acquisition with adequate return on capital. These guidelines and schedules are maintained and periodically reviewed by our risk management team and adjusted to reflect the most current risk assessment based on ongoing experience in the insurance portfolio as well as industry loan quality trends.

          The portfolio management process involves two main functions, quality assurance, or QA, reviews, and a comprehensive surveillance protocol, in order to provide customers timely feedback that fosters high quality loan production. Through our QA process, we review a statistically significant sample of individual mortgages from our customers to ensure that the loans accepted through our underwriting process meet our pre-determined eligibility and underwriting criteria. The QA process allows us to identify trends in lender underwriting and origination practices, as well as back-test underlying reasons for delinquencies, defaults and claims within our portfolio. The information gathered from the QA process is incorporated into our policy acquisition function and intended to prevent continued aggregation of underperforming risks. Our surveillance protocol maintains oversight over customer and vendor activities, industry dynamics, production trends and portfolio performance. The portfolio management process also involves loss mitigation aimed to reduce both frequency and severity of non-performing risk. See "— Defaults and Claims" below.

  Modeling and Analytics

          Our risk management professionals are supported by substantial data analysis and sophisticated risk models. We have a dedicated modeling and analytics team comprised of five professionals as of June 30, 2013 who are responsible for delivering actionable models, tools, analysis and reporting to inform our credit underwriting and pricing decisions. The team analyzes mortgage, financial, economic and housing data to develop proprietary behavioral models that help us assess credit, prepayment and loss severity trends and collateral valuation models to help inform business decisions. Performance and profitability are evaluated across customers and products to identify the emergence of potential weaknesses and adverse risks. Geographic housing market analysis also is utilized in establishing market restrictions for certain products and segments. We utilize an economic capital framework to evaluate risk-adjusted returns. We also perform stress tests on our portfolio to analyze how our book of business may perform under adverse scenarios. We believe that our economic capital framework and stress testing analysis helps to inform our optimal capitalization targets, allowing us to prudently manage and protect our balance sheet.

Defaults and Claims

  Defaults

          The default and claim cycle for a mortgage insurance policy begins with receipt of a default notice from the servicer. Defaults may occur for a variety of reasons including death or illness, divorce or other family problems, unemployment, changes in economic conditions, declines in property values that cause the outstanding mortgage amount to exceed the value of a home or other events. We consider a loan to be in default when we are notified by the servicer that the borrower has missed at least two consecutive monthly payments.

          We expect servicers to make timely collection efforts on borrowers who have defaulted, and to attempt to restore the defaulted mortgage, and our mortgage insurance coverage, to current status. If the servicer cannot restore a borrower to current status, the servicer may be able to offer the borrower a forbearance or loan modification alternatives. Where these alternatives cannot cure the default, the servicer is responsible for pursuing remedies for the default, including foreclosure or accepting a short sale or deed in lieu of foreclosure. Among other requirements, servicers operate under protocols established by the GSEs. See "Risk Factors — If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase."

          The following table shows the number of primary insured loans and the percentage of loans insured by us that are in default, as of June 30, 2013 and December 31, 2012 and 2011:

Number of Loans in Default and Default Rate

	June 30,	December 31,
	2013	2012	2011
Number of policies in force	98,818	59,764	15,135
Loans in default	90	56	3
Percentage of loans in default	0.09%	0.09%	0.02%

Loan Defaults by Originating Year

	June 30, 2013			December 31, 2012			December 31, 2011
Originating Year	Loans in Default	Percentage of policies written in period	Defaulted RIF (in thousands)	Loans in Default	Percentage of policies written in period	Defaulted RIF (in thousands)	Loans in Default	Percentage of policies written in period	Defaulted RIF (in thousands)
2010	5	0.4%	$127	6	0.5%	$269	2	0.2%	$96
2011	43	0.3%	2,108	36	0.3%	1,504	1	0.0%	56
2012	38	0.1%	2,346	14	0.0%	862	N/A	N/A	N/A
2013	4	0.0%	223	N/A	N/A	N/A	N/A	N/A	N/A

Total	90		$4,804	56		$2,635	3		$152

          We have experienced a low level of defaults to date. This is due, in part, to the weighted average life of our mortgage insurance portfolio being 7.7 months, as of June 30, 2013, whereas the peak default period for insured mortgage loans has historically been three to six years after loan origination. As a result, we do expect default levels to increase as our portfolio seasons. However, since we began writing business in May 2010, we believe that the underwriting practices in the industry have improved substantially and that the quality of mortgage loans originated has been high. Consequently, we expect that the default rate and losses on the business we have underwritten to date will be favorable in comparison to the default rate and losses experienced by the mortgage insurers that wrote business in 2009 and prior years.

  Claims

          Defaulted mortgages that are not cured turn into claims. The insured customer must acquire title to the property before submitting a claim. The time in which a customer may acquire title to a property through foreclosure varies, depending on the state in which the property is located. Historically, on average, mortgage insurers do not receive a request for claim payment until approximately 18 months following a default on a first-lien mortgage. This time lag has increased in recent years as the industry has experienced a slowdown in foreclosures (and, consequently, a slowdown in claims submitted to mortgage insurers) largely due to foreclosure moratoriums imposed by various government entities and lenders and increased scrutiny within the mortgage servicing industry on the foreclosure process.

          Upon review and determination that a claim is valid, we generally have the following three settlement options:

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  Percentage option — determined by multiplying the claim amount by the applicable coverage percentage, with the customer retaining title to the property. The claim amount is defined in the master policy as consisting of the unpaid loan principal, plus past due interest, subject to a defined maximum, and certain expenses associated with the default;

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  Third-party sale option — pay the amount of the claim required to make the customer whole, commonly referred to as the "actual loss amount" (not to exceed our maximum liability as outlined under the percentage option), following an approved sale; or

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  Acquisition option — pay the full claim amount and acquire title to the property.

          Notwithstanding our Clarity of Coverage commitment, we believe there are opportunities to mitigate losses between the time a loan defaults and the ultimate loss we may experience. Because of the small number of defaults and filed claims in our insurance portfolio to date, our opportunities to pursue these activities have been limited. However, we expect both defaulted loan counts and claim filings to increase as our portfolio grows and seasons, expanding the potential benefit from these loss mitigation activities. Our loss mitigation and claims area is led by seasoned personnel supported by default tracking and claims processing capabilities within our integrated platform. Our loss mitigation staff is also actively engaged with our servicers and the GSEs with regard to appropriate servicing and loss mitigation practices.

Investment Portfolio

          Our investment portfolio, including cash, compromises the largest single component of our balance sheet, representing 93% of our total assets at June 30, 2013. Our primary objectives with respect to our investment portfolio are to preserve capital, generate investment income and maintain sufficient liquidity to cover operating expenses and pay future insurance claims. As of June 30, 2013, all of our investment securities were rated investment-grade.

          Our board of directors annually adopts an investment policy that defines specific limits for asset sectors, single issuer, credit rating, asset duration, industry and geographic concentration and eligible and ineligible investments. Our senior management is responsible for the execution of our investment strategy and compliance with the adopted investment policy, and review investment performance and strategy with the investment committee of the board of directors on a quarterly basis.

          Our current strategy for the investment portfolio is focused primarily on the following: selecting high quality, fixed income securities; maintaining sufficient liquidity to meet expected and unexpected financial obligations; mitigating interest rate risk through management of asset durations; continuously monitoring investment quality; and restricting investments to assets that are highly correlated to the residential mortgage market.

          We engage an external asset manager to assist with the trading, investment research, investment due diligence and portfolio allocation within the guidelines that we have set. Approximately 62% of our investment assets, excluding cash, were managed by the external manager as of June 30, 2013. Assets not managed by the external manager include securities on deposit with state regulatory agencies in connection with the insurance licenses and bonds issued by the U.S. Treasury and U.S. government agencies. To date, we have not used any derivatives to hedge any investment or business risks that we are currently assuming and we have not recorded impairments or realized material losses on any investment assets. We measure investment performance against a market benchmark on both total return and return volatility dimensions.

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Investments" for information regarding the performance of our investment portfolio.

Facilities

          We do not own any real property. We lease office facilities totaling approximately 77,000 square feet, including 27,000 square feet for our U.S. operations headquarters in Radnor, Pennsylvania. We lease additional office space in Winston-Salem, North Carolina, Irvine, California and Bermuda. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Employees

          As of June 30, 2013, we had 259 employees, substantially all of whom are based in the United States. None of our employees are represented by a labor union and we consider our employee relations to be good. We also periodically engage contractors who provide services to us on a temporary basis.

COMPANY INFORMATION

          Essent Group Ltd. is a Bermuda-based holding company. Operations are conducted through Essent's principal subsidiary, Essent Guaranty, Inc., which is a monoline insurance company licensed in all 50 states and the District of Columbia.

Corporate Structure

          Essent Group Ltd. was organized as a limited liability company under the laws of Bermuda on July 1, 2008. Essent's primary mortgage insurance operations to date have been conducted through Essent Guaranty, Inc. ("Essent Guaranty"), a Pennsylvania domiciled insurer. Essent Guaranty of PA, Inc. ("Essent PA") provides reinsurance to Essent Guaranty for mortgage insurance coverage in excess of 25% of the balance of any mortgage loan insured by Essent Guaranty. Essent also has a wholly-owned Bermuda-domiciled reinsurer, Essent Re, which has a Class 3A insurance license issued from the Bermuda Monetary Authority, and which may in the future provide reinsurance for Essent Guaranty. Through June 30, 2013, Essent Re had not entered in to, or generated any revenue from, insurance contracts.

          The following chart illustrates our corporate structure immediately following closing of the offering, together with the jurisdiction of incorporation of the Company's subsidiaries, each of which is wholly owned.

 CERTAIN REGULATORY CONSIDERATIONS

Direct U.S. Regulation

          We are subject to comprehensive, detailed regulation by Federal regulators and state insurance departments. State regulations are principally designed for the protection of the public and our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or to officials to examine insurance companies and to enforce rules or to exercise discretion affecting almost every significant aspect of the insurance business.

  GSE Qualified Mortgage Insurer Requirements

          Pursuant to their charters, Fannie Mae and Freddie Mac purchase or guaranty low down payment loans insured by entities that they determine to be qualified mortgage insurance companies. Both Fannie Mae and Freddie Mac have published comprehensive requirements to become and remain a qualified mortgage insurer. The FHFA, as the conservator of the GSEs, has the authority to establish the priorities of the GSEs and to control and direct their operations. The FHFA has established a strategic plan for the GSEs, and publishes a scorecard that sets annual objectives for the GSEs under that strategic plan. On March 2013, the FHFA released its 2013 scorecard detailing specific priorities for Fannie Mae and Freddie Mac in 2013. Among the goals in the 2013 scorecard is the development by the GSEs of aligned counterparty risk management standards for mortgage insurers that include uniform master policy and eligibility requirements. Although the GSEs have not publicly commented on the substance of new eligibility requirements for mortgage insurers, we expect those rules to include a new capital adequacy framework with minimum capital requirements. Our primary insurance subsidiary, Essent Guaranty, Inc., is currently approved by both Fannie Mae and Freddie Mac as a mortgage insurer, but Essent Guaranty's longer term eligibility may be impacted by its continuing compliance with the eligibility requirements. The GSEs have proposed minimum standards for mortgage insurer master policies, including standards relating to limitations of a mortgage insurer's rescission rights, with revised master policies expected to be implemented in 2014. Our existing master policy conforms to a substantial majority of these minimum standards but additional changes are expected to be made over the next few months. Any new master policy or material changes to our existing master policy would be subject to further approval by the GSEs and state insurance regulators.

  State Insurance Regulation

          Our U.S. insurance subsidiaries are required by the insurance regulatory authority of its state of domicile, and the insurance regulatory authority of each other jurisdiction in which it is licensed to transact business, to make various filings with those insurance regulatory authorities and with the NAIC, including quarterly and annual financial statements prepared in accordance with statutory accounting principles. We are licensed in all fifty states and the District of Columbia. Most states also regulate transactions between insurance companies and their affiliates and have restrictions on transactions that have the effect of inducing lenders to place business with the insurer. For a description of limits on dividends payable to Essent Group Ltd. from our insurance subsidiary, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and note 11 to our audited consolidated financial statements entitled "Dividends Restrictions," included elsewhere in this prospectus.

          In general, state regulation of our insurance business relates to:

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  licenses to transact business;

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  producer licensing;

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  approval of policy forms;

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  approval of premium rates;

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  limits on insurable loans;

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  quarterly, annual and other reports on our financial condition;

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  the basis upon which assets and liabilities must be stated;

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  requirements regarding contingency reserves;

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  minimum capital levels and adequacy ratios;

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  limitations on the types of investment instruments which may be held in an investment portfolio;

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  special deposits of securities;

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  limits on dividends payable;

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  advertising compliance;

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  establishment of reserves;

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  claims handling;

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  hazardous financial condition; and

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  enterprise risk management.

          Mortgage insurance premium rates are regulated to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates and to encourage competition in the insurance marketplace. Any increase in premium rates must be justified, generally on the basis of the insurer's loss experience, expenses and future trend analysis. The general mortgage default experience may also be considered. Premium rates are subject to review and challenge by state regulators. See "Management's Discussion and Analysis — Liquidity and Capital Resources" for information about regulations governing our capital adequacy, information about our current capital and our expectations regarding our future capital position.

          The insurance holding company laws and regulations of Pennsylvania, the state in which our insurance subsidiaries are domiciled, regulate, among other things, certain transactions between Essent, our insurance subsidiaries and other parties affiliated with us and certain transactions involving Essent's common shares, including transactions that constitute a change of control of Essent and, consequently, a change of control of our insurance subsidiaries. Specifically, these laws and regulations require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, prior written approval must be obtained from the Pennsylvania Insurance Department. The Department is required to consider various factors, including the financial strength of the acquirer, the integrity and management experience of the acquirer's board of directors and executive officers, and the acquirer's plans for the future operations of the reinsurer or insurer. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10 percent or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of Essent's common shares.

          State insurance law, and not Federal bankruptcy law, would apply to any insolvency or financially hazardous condition of our insurance subsidiaries.

  Statutory Accounting

          The preparation of financial statements in conformity with state-regulated statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

          We are required to establish statutory accounting contingency loss reserves in an amount equal to 50% of our net earned premiums. These amounts generally cannot be withdrawn for a period of 10 years, except as permitted by applicable insurance law and regulations. With regulatory approval, a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. For further information, see note 16 to our audited consolidated financial statements entitled "Statutory Accounting," included elsewhere in this prospectus.

Federal Laws and Regulation

          Certain Federal laws directly or indirectly affect private mortgage insurers. Private mortgage insurers are also impacted indirectly by Federal law and regulation affecting mortgage originators and lenders, purchasers of mortgage loans, such as the GSEs, and governmental insurers such as the FHA and the VA. For example, changes in Federal housing laws and regulation or other laws and regulations that affect the demand for private MI may have a material adverse effect on us. In addition, mortgage origination and servicing transactions are subject to compliance with various Federal and state laws, including RESPA, the Equal Credit Opportunity Act, the Fair Housing Act, the Truth In Lending Act, or TILA, the Homeowners Protection Act of 1998, the FCRA, the Fair Debt Collection Practices Act, and others. Among other things, these laws and their implementing regulations prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, govern the circumstances under which companies may obtain and use consumer credit information, and define the manner in which companies may pursue collection activities, require disclosures of the cost of credit and provide for other consumer protections.

  Dodd-Frank Act

          The Dodd-Frank Act amended certain provisions of TILA and RESPA that may have a significant impact on our business prospects. The CFPB, a Federal agency created by the Dodd-Frank Act, is charged with implementation and enforcement of these provisions. The CFPB recently published a final rule regarding Qualified Mortgages, or QMs, and Federal banking regulators, HUD and FHFA are in the process of finalizing a rule on Qualified Residential Mortgages, or QRMs, both of which are discussed further below. The CFPB also recently published residential mortgage servicing rules providing amendments to Regulation Z (TILA) and RESPA. The full scope of the Dodd-Frank Act and its impact on the mortgage insurance businesses remains uncertain at this time.

  Qualified Mortgage Regulations — Ability to Repay Requirements

          The Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products and services under Federal law, including residential mortgages. Under the Dodd-Frank Act, the CFPB is authorized to issue regulations governing a loan originator's determination that, at the time a loan is originated, the consumer has a reasonable ability to repay the loan. The Dodd-Frank Act provides for a statutory presumption that a borrower will have the ability to repay a loan if the loan has characteristics satisfying the QM definition. Creditors who violate the ability-to-repay standard can be liable for all interest and fees paid by the borrower as well as actual and statutory damages. Furthermore, the borrower may assert this as a defense by recoupment or set off without regard to any statute of limitation in any foreclosure action initiated by or on behalf of the creditor, assignee or any holder of the mortgage.

          The CFPB has issued the QM Rule, which will take effect on January 10, 2014. Under the rule, a loan is deemed to be a QM if it meets certain specified requirements, including if:

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  the term of the mortgage is less than or equal to 30 years;

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  there is no negative amortization, interest only or balloon features;

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  the lender properly documents the loan in accordance with the requirements;

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  the total "points and fees" do not exceed certain thresholds, generally 3%; and

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  the total debt-to-income ratio must not exceed 43%.

          The QM Rule provides a "safe harbor" for QM loans with annual percentage rates, or APRs, below the threshold of 150 basis points over the Average Prime Offer Rate, or APOR, and a "rebuttable presumption" for QM loans with an APR above that threshold.

          The Dodd-Frank Act separately granted statutory authority to HUD (for FHA-insured loans), the VA (for VA-guaranteed loans) and certain other government agency insurance programs to develop their own definitions of a qualified mortgage in consultation with CFPB. We believe that HUD is considering adopting a separate definition of a qualified mortgage for loans insured by the FHA, although we do not know the extent of the differences. Any reduction in low down payment business as a result of these requirements may have an adverse impact on our business, which we cannot predict at present. To the extent that these government agencies adopt their own definitions of a qualified mortgage and those definitions are more favorable to lenders and mortgage holders than those applicable to the market in which we operate, our business may be adversely affected.

          The QM Rule also provides for a second, temporary category that allows for more flexible underwriting requirements. To qualify under the temporary QM definition, a mortgage must meet the general product feature requirements and be eligible to be purchased or guaranteed by either the GSEs while they remain under conservatorship, the FHA, the VA, the Department of Agriculture or the Rural Housing Service. This temporary QM category expires on Jan. 10, 2021, or earlier if the Federal agencies issue their own qualified mortgage rules or, with respect to GSEs, if the FHFA's conservatorship ends. In May 2013, the FHFA directed the GSEs to limit purchases after January 10, 2014 to loans that meet certain QM criteria, namely loans that are fully amortizing, have terms of 30 years or less, and have points and fees representing 3% or less of the total loan amount.

          Under the QM Rule, mortgage insurance premiums that are payable by the consumer at or prior to consummation of the loan are includible in the calculation of points and fees unless, and to the extent that UFP are (i) less than or equal to the UFP charged by the FHA, and (ii) are automatically refundable on a pro rata basis upon satisfaction of the loan. Our borrower-paid single premium products, both refundable and non-refundable, may be includible within the points and fees calculation under the QM Rule. As noted above, the QM Rule includes a limitation on points and fees in excess of 3% of the total loan amount. Because inclusion of MI premiums in the calculation of points and fees will reduce the capacity for other points and fees in order for lenders to comply with the cap, mortgage originators may be less likely to utilize borrower-paid single premium MI products. Even where the MI premium is not directly included in the calculation of points and fees, it may limit the ability of the lender to charge other points and fees. The treatment of MI premiums as a component of the points and fees calculation, or the potential indirect impact of MI premiums on the total points and fees, may be a key determinant of whether a loan is in the safe harbor, receives a rebuttable presumption of ability to repay, or receives no presumption. As a result, the QM Rule may decrease demand for certain of our single premium products and may increase demand for monthly and annual premium MI products that do not impact the points and fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations — Persistency and Business Mix."

          We expect that most lenders will be reluctant to make loans that do not qualify as QMs, because they will not be entitled to the presumption against civil liability under the Dodd-Frank Act, and mortgage investors may be reluctant to purchase mortgages or mortgage-backed securities that are not QMs due to potential assignee liability for such loans. As a result, we believe that the QM regulations will have a direct impact on establishing a subset of borrowers who can meet the regulatory standards and will directly affect the willingness of lenders and mortgage investors to extend mortgage credit and therefore the size of the residential mortgage market once the QM regulations become effective. Our business prospects and operating results could be adversely impacted if, and to the extent that, the QM regulations reduce the size of the origination market, reduce the willingness of lenders to extend low down payment credit, favor alternatives to private mortgage insurance such as government mortgage insurance programs, or change the mix of our business in ways that may be unfavorable to us. See "Risk Factors — Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") final rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs."

  Qualified Residential Mortgage Regulations — Risk Retention Requirements

          The Dodd-Frank Act generally requires an issuer of an asset-backed security or a person who organizes and initiates an asset-backed transaction (a "securitizer") to retain at least 5% of the risk associated with securitized mortgage loans, although in some cases the retained risk may be allocated between the securitizer and the mortgage originator. This risk-retention requirement does not apply to a mortgage loan that is a "qualified residential mortgage," or a "QRM," or that is insured or guaranteed by the FHA or other specified Federal agencies. In March 2011, Federal regulators issued a proposed risk-retention rule that included a definition of QRM and an alternative definition. In response to public comment on the initial proposal, on August 28, 2013, Federal regulators made public a revised proposed risk retention rule and QRM definitions (the "Revised Risk Retention Proposal"), with public comments due by October 30, 2013. The Revised Risk Retention Proposal would generally define QRM as a mortgage meeting the requirements of a QM (see "—Qualified Mortgage Regulations—Ability to Repay Requirements"). In addition, an alternative QRM definition, "QM-plus," that was considered but ultimately not selected as the preferred approach, was also proposed for comment. QM-plus utilizes certain QM criteria but also incorporates a maximum LTV standard of 70% and certain other restrictions selected to reduce the risk of default. Under the QM-plus alternative, significantly fewer loans likely would qualify as a QRM and, therefore, be exempt from risk retention. Neither definition of QRM in the Revised Risk Retention Proposal incorporates the use of private mortgage insurance.

          As with the original proposal, under the Revised Risk Retention Proposal, because of the capital support provided by the U.S. government, the GSEs satisfy the Dodd-Frank Act risk-retention requirements while they are in conservatorship. Therefore, lenders that originate loans that are sold to the GSEs while they are in conservatorship will not be required to retain risk associated with those loans. In addition, an equivalent guaranty provided by a limited-life regulated entity that has succeeded to the charter of a GSE and that is operating under specified direction and control of the FHFA would satisfy the risk-retention requirements, provided that the entity is operating with capital support from the U.S. government. However, if a GSE or successor limited-life regulated entity began to operate in another manner, then the guaranty provided by the GSE or such other entity may not satisfy the risk-retention requirements. Changes in final regulations regarding treatment of GSE guaranteed mortgage loans, or changes in the conservatorship or capital support provided to the GSEs by the U.S. government, could impact the manner in which the risk-retention rules apply to GSE securitizations and our business.

          By exempting QRMs from the risk-retention requirements, the cost of securitizing these mortgages would be reduced, thus providing a market incentive for the origination of loans that are exempt from the risk-retention requirement. If the final rules treat all QM loans as QRMs, low down payment loans with private mortgage insurance that do not meet the requirements of the QM rule can only be securitized with a risk retention requirement, which may further deter their origination and adversely affect our business. If the final definition includes a substantial down payment requirement, such as incorporated in QM-plus, without recognition of private mortgage insurance to meet the definition, loans with LTVs in excess of the final requirement that are not guaranteed by the GSEs cannot be securitized without risk retention, which may deter their origination and adversely affect our business.

          The final timing of the adoption of any risk retention regulation and the definition of QRM remains uncertain. The impact of these rules on the use of MI depends on, among other things, (i) the final definition of QRM, (ii) under the proposed definition, the extent to which the presence of private mortgage insurance may adversely affect the ability of a loan to qualify as a QM and therefore as a QRM, (iii) under the QM-plus definition or any other final definition with an LTV requirement, the level of the final LTV requirement and the extent to which credit would be given for the use of MI, if any, in satisfying the LTV requirement, (iv) if, in the future, sellers of loans to the GSEs become subject to risk-retention requirements, and (v) the degree to which originators or issuers subject to risk retention requirements would see it as beneficial to utilize MI on non-QRM loans to mitigate their retained credit exposure. See "Risk Factors—The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM")."

  Mortgage Servicing Rules

          The Dodd-Frank Act amended and expanded upon mortgage servicing requirements under TILA and RESPA. The CFPB was required to amend Regulation Z (TILA) and Regulation X (RESPA) to conform these regulations to the statutory requirements. The CFPB published final regulations on February 14, 2013 implementing these detailed new mortgage servicing requirements. These rules are scheduled to become effective in January 2014. Included within these rules are new or enhanced requirements for handling escrow accounts, responding to borrower assertions of error and inquiries from borrower, special handling of loans that are in default, and loss mitigation in the event of borrower default. A provision of the required loss mitigation procedures prohibits the loan holder or servicer from commencing foreclosure until 120 days after the borrower's delinquency. Complying with the new rules could cause the servicing of mortgage loans to become more burdensome and costly than it is today. As to servicing of mortgage loans covered by our insurance policies, these rules could contribute to delays in realization upon collateral and have an adverse impact on resolution of claims.

  Homeowners Protection Act of 1998

          HOPA provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. HOPA requires that lenders give borrowers certain notices with regard to the automatic termination or cancellation of mortgage insurance. These provisions apply to borrower-paid mortgage insurance for purchase money, refinance and construction loans secured by the borrower's principal dwelling. FHA and VA loans are not covered by HOPA. Under HOPA, automatic termination of mortgage insurance would generally occur when the mortgage is first scheduled to reach an LTV of 78% of the home's original value, assuming that the borrower is current on the required mortgage payments. A borrower who has a "good payment history," as defined by HOPA, may generally request cancellation of mortgage insurance when the LTV is first scheduled to reach 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. If mortgage insurance coverage is not canceled at the borrower's request or by the automatic termination provision, the mortgage servicer must terminate mortgage insurance coverage by the first day of the month following the date that is the midpoint of the loan's amortization, assuming the borrower is current on the required mortgage payments.

  Real Estate Settlement Procedures Act of 1974

          Mortgage insurance generally may be considered to be a "settlement service" for purposes of RESPA under applicable regulations. Subject to limited exceptions, RESPA prohibits persons from giving or accepting anything of value in connection with the referral of a settlement service. RESPA authorizes the CFPB, DOJ, state attorneys general and state insurance commissioners to bring civil enforcement actions, and also provides for criminal penalties and private rights of action. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance, including the provision of contract underwriting services. In addition to these private lawsuits, other private mortgage insurance companies have received "Civil Investigative Demands" from the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of the RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. Our primary insurance subsidiary received such an inquiry from the CFPB in January 2012; however, we do not currently have nor have we ever had any captive reinsurance arrangements. In April 2013, the United States District Court for the Southern District of Florida approved consent orders issued by the CFPB against four other private mortgage insurers relating to captive reinsurance. Under the settlements as approved, the mortgage insurers will end the challenged practices, pay monetary penalties, and be subject to monitoring by the CFPB and required to make reports to the CFPB in order to ensure their compliance with the provisions of the orders. Although we did not participate in the practices that were the subject of the CFPB investigation, the private mortgage industry and our insurance subsidiaries are, and likely will continue to be, subject to substantial Federal and state regulation, which has increased in recent years as a result of the deterioration of the housing and mortgage markets in the U.S. Increased Federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

  SAFE Act (Mortgage Loan Originator Licensing)

          The SAFE Act requires mortgage loan originators to be licensed and/or registered with the Nationwide Mortgage Licensing System and Registry, or the Registry. The Registry is a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators. Among other things, the database was established to support the licensing of mortgage loan originators by each state. As part of this licensing and registration process, loan originators who are employees of institutions other than depository institutions or certain of their subsidiaries that are regulated by a Federal banking agency, must generally be licensed under the SAFE Act guidelines enacted by each state in which they engage in loan originator activities and registered with the Registry. The SAFE Act generally prohibits employees of a depository institution (including certain of their subsidiaries that are regulated by a Federal banking agency) from originating residential mortgage loans without first registering with the Registry and maintaining that registration. Certain of our underwriters are licensed pursuant to the SAFE Act.

  Privacy and Information Security

          The Gramm-Leach-Bliley Act of 1999, or GLB, imposes privacy requirements on financial institutions, including obligations to protect and safeguard consumers' nonpublic personal information and records, and limitations on the re-use of such information. Federal regulatory agencies have issued the Interagency Guidelines Establishing Information Security Standards, or "Security Guidelines," and interagency regulations regarding financial privacy, or "Privacy Rule,"

implementing sections of GLB. The Security Guidelines establish standards relating to administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, and the proper disposal of consumer information. The Privacy Rule limits a financial institution's disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or "opt out" of the disclosure. The Privacy Rule also requires that privacy notices provided to customers and consumers describe the financial institutions' policies and practices to protect the confidentiality and security of the information. With respect to our business, GLB is enforced by the U.S. Federal Trade Commission, or FTC, and state insurance regulators. Many states have enacted legislation implementing GLB and establishing information security regulation. Many states have enacted privacy and data security laws which impose compliance obligations beyond GLB, including obligations to protect social security numbers and provide notification in the event that a security breach results in a reasonable belief that unauthorized persons may have obtained access to consumer nonpublic information.

  Fair Credit Reporting Act

          The Fair Credit Reporting Act of 1970, as amended, or FCRA, imposes restrictions on the permissible use of credit report information. FCRA has been interpreted by some FTC staff and Federal courts to require mortgage insurance companies to provide "adverse action" notices to consumers in the event an application for mortgage insurance is declined or offered at less than the best available rate for the loan program applied for on the basis of a review of the consumer's credit. We provide such notices as required. Although Essent has not been involved, there has been class action litigation over these FCRA adverse action notices involving the mortgage industry, including court-approved settlements.

  Housing Finance Reform

          Presently, the Federal government plays a dominant role in the U.S. housing finance system through the role of the GSEs and the FHA, VA and Ginnie Mae. There is broad policy consensus toward the need for private capital to play a larger role and government credit risk to be reduced. However, to date there has been a lack of consensus with regard to the specific changes necessary to return a larger role for private capital and how small the eventual role of government should become. Since the GSEs were placed into conservatorship in September 2008, there have been a wide ranging set of GSE and secondary market reform advocacy proposals put forward, including nearly complete privatization and elimination of the role of the GSEs, recapitalization of the GSEs and a number of alternatives that combine a Federal role with private capital, some of which eliminate the GSEs and others of which envision an on-going role for the GSEs. Since 2011, a number of comprehensive GSE/secondary market legislative reform bills have also been introduced or discussed in the U.S. Congress, differing widely with regard to the future role of the GSEs, the overall structure of the secondary market and the role of the Federal government within the mortgage market. In addition, the size, complexity and centrality of the GSEs to the current housing finance system and the importance of housing to the economy make the transition to any new housing finance system difficult.

          The placement of the GSEs into the conservatorship of the FHFA increases the likelihood that the U.S. Congress will address the role and purpose of the GSEs in the U.S. housing market and potentially legislate structural and other changes to the GSEs and the functioning of the secondary mortgage market. New Federal legislation could reduce the level of private MI coverage used by the GSEs as credit enhancement, eliminate the requirement altogether or otherwise alter or eliminate the role of the GSEs, and thereby materially affect our ability to compete, demand for our products and the profitability of our business.

          The path of reform is uncertain, but will be influenced by a number of factors including the policy direction of the Obama administration. On February 11, 2011, the Obama administration released a proposal to reform the U.S. housing finance market. Under that proposal, the Federal government's role in housing finance would gradually decline, including winding down the GSEs and a corresponding increase in the role of private capital in the system.

          With respect to long-term reform, the proposal outlined three options for a future housing finance system, each of which differs in both the structure and scale of the Federal government's future role:

  •
  Option 1:    Privatized system of housing finance with the Federal government's role limited to providing assistance for narrowly targeted groups of borrowers, leaving the vast majority of the mortgage market to the private sector;

  •
  Option 2:    Similar to Option 1, but with ability for the Federal government to scale up to a larger share of the market if private capital withdraws in times of financial stress; and

  •
  Option 3:    Similar to Option 2, but with assistance to low- and moderate-income borrowers and with the Federal government providing catastrophic reinsurance behind private capital for securities of a targeted range of mortgages.

          Many major housing finance reform proposals from legislators and other parties are premised on an Option 3 model, with government providing a backstop or guarantee for mortgage-backed securities for some portion of the market. For example, a recent proposal by the Bipartisan Policy Center's Housing Commission called for winding down the GSEs and implementing a new system built on a U.S. full faith and credit backstop of MBS but with private capital bearing the predominant risk of credit loss in front of taxpayers. Under an Option 3 model, private mortgage insurance can provide capital to reduce taxpayer credit risk where government provides a backstop or guarantee.

          On August 6, 2013, President Obama publicly addressed housing finance and, among other announcements, issued a set of core principles for housing finance reform which endorsed an Option 3 model intended to ensure widespread and consistent access to 30-year fixed rate mortgages as the role of the GSEs is eventually transitioned out of the housing finance system. The Obama Administration also endorsed intermediate steps to transition to a new housing finance system, including systematically reducing the government's credit risk exposure at the GSEs through two key approaches, (i) a capital markets approach in which private investors take on the risk of the portfolio's first losses, and (ii) an insurance approach in which well capitalized and regulated private institutions insure a portfolio of mortgages against default and collect insurance premiums.

          Several proposals have been and are currently being considered by Congress. On July 24, 2012, the House Financial Services Committee passed H.R. 2767, "The Protecting American Taxpayers and Homeowners Act of 2013" (the "PATH Act"), a comprehensive secondary market reform plan similar to Option 1 including a very limited risk-bearing role for government and winding down of the GSEs, as well as extensive reforms to the FHA. In August, 2013 the leadership of the Senate Banking Committee announced plans to hold extensive hearings and to consider legislation to address secondary market and GSE reform in late 2013. Legislation in the Senate is likely to be influenced by, among other things, proposed bipartisan legislation co-authored by Senators Bob Corker (R-TN) and Mark Warner (D-VA), titled S. 1217, "The Housing Finance Reform and Taxpayer Protection Act" (the "Corker-Warner Bill"). The Corker-Warner Bill sets a framework for GSE and secondary market reform that includes winding down the GSEs over a five year period and the creation of a new entity, the Federal Mortgage Insurance Corporation, or FMIC, as a successor to FHFA with responsibility for running a catastrophic government insurance fund for certain mortgage-backed securities and regulating the operation of the secondary market. Among its provisions, properly underwritten mortgages meeting certain conditions, including private mortgage insurance on loans with LTVs in excess of 80%, will be eligible to be securitized with the catastrophic government guarantee provided by FMIC. The prospects for passage of housing finance and GSE reform legislation remain uncertain in both the House and Senate.

          While neither the Obama administration nor Congress has taken significant actions to wind down the GSEs, as the regulator and conservator of the GSEs, the FHFA has the authority to establish the priorities of the GSEs and to control and direct their operations. In the absence of comprehensive legislative reform of the GSEs, the FHFA has made changes to the business and operations of the GSEs, in part under the direction of an FHFA-developed strategic plan for the conservatorship of the GSEs. This strategic plan calls for the contraction of the role of the GSEs and expansion of the role private capital through a number of actions, including shrinking the portfolios of the GSEs, raising guaranty fees and consideration of expanded use of credit risk sharing with private market participants, including private MI and capital markets. The FHFA's 2013 scorecard for the GSEs establishes a goal for Fannie Mae and Freddie Mac to each demonstrate the viability of multiple types of risk transfer transactions involving single family mortgages with at least $30 billion of unpaid principal balances in 2013.

          In the second quarter of 2012, both Fannie Mae and Freddie Mac reported profits for the first time since the fourth quarter of 2006. Also, the second quarter of 2012 was the first time that neither of the GSEs had to request financial support from the U.S. Treasury. These developments continued in 2013 when both Fannie Mae and Freddie Mac reported record profits. Under the terms of the preferred stock investment agreements between the U.S. Treasury and the GSEs, all GSE profits are remitted to the U.S. Treasury, and as such the return to profitability of the GSEs has become a source of revenues to the Federal government at a time of large Federal deficits. The profitability of the GSEs, and the active interest of investors in GSE securities which would benefit from a recapitalization of the GSEs, may impact the pace and direction of housing finance reform.

          There can be no assurance that other Federal laws and regulations affecting these institutions and entities will not change, or that new legislation or regulations will not be adopted that will adversely affect the private mortgage insurance industry. See "Risk Factors — Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private MI specifically, could reduce our revenues or adversely affect our profitability and returns" and "Risk Factors — Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of MI or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns."

  Basel III

          In 1988, the Basel Committee on Banking Supervision, which we refer to as the "Basel Committee," developed the Basel Capital Accord, which we refer to as "Basel I," which set out international benchmarks for assessing banks' capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I, which we refer to as "Basel II", which, among other things, governs the capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. In July 2013, the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation approved publication of final regulatory capital rules, which we refer to as the "Basel III Rules", which govern almost all U.S. banking organizations regardless of size or business model. The Basel III Rules revise and enhance the Federal banking agencies' general risk-based capital, advanced approaches and leverage rules. The Basel III Rules will become effective on January 1, 2014, with a mandatory compliance date of January 1, 2015 for banking organizations other than advanced approaches banking organizations that are not savings and loan holding companies. On

January 1, 2014, most banking organizations would be required to begin a multi-year transition period to the full implementation of the new capital framework. The effective date and compliance period, and the beginning of the transitional period, would be January 1, 2014 for advanced approaches banking organizations that are not savings and loan holding companies.

          The Federal banking agencies' proposed rule to implement Basel III in the United States would have made extensive changes to the capital requirements for residential mortgages. In addition, the proposed rule would have eliminated existing capital recognition for certain low down payment mortgages if covered by mortgage insurance. After consideration of extensive comments with regard to the proposed capital rules for residential mortgages, the Federal banking agencies revised the Basel III Rules to retain the treatment for residential mortgage exposures under the general risk-based capital rules and the treatment of mortgage insurance. Consistent with such rules, the Basel III Rules assign a 50 or 100 percent risk weight to loans secured by one-to-four-family residential properties. Generally, residential mortgage exposures secured by a first lien on a one-to-four family residential property that are prudently underwritten and that are performing according to their original terms receive a 50 percent risk weighting. All other one-to-four family residential mortgage loans are assigned a 100 percent risk weight. The Basel III Rules continue to afford FHA-insured loans a lower risk-weighting than low down payment loans insured with private mortgage insurance, and Ginnie Mae MBS are afforded a lower risk weighting than Fannie Mae and Freddie Mac MBS.

          If implementation of the Basel III Rules increases the capital requirements of banking organizations with respect to the residential mortgages we insure, it could adversely affect the size of the portfolio lending market, which in turn would reduce the demand for our mortgage insurance. If the Federal banking agencies revise the Basel III Rules to reduce or eliminate the capital benefit banks receive from insuring low down payment loans with private mortgage insurance, or if our bank customers believe that such adverse changes may occur at some time in the future, our current and future business may be adversely affected. In addition, with regard to the separate Basel III Rules applicable to general credit risk mitigation for banking exposures, insurance companies engaged predominantly in the business of providing credit protection, such as private mortgage insurance companies, are not eligible guarantors, which could affect our business prospects.

          See "Risk Factors — The implementation of the Basel III Capital Accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance."

  Mortgage Insurance Tax Deduction

          In 2006, Congress enacted the private mortgage insurance tax deduction in order to foster homeownership. The deduction was enacted on a temporary basis and it expired at the end of 2011. In January 2013, Congress passed the American Taxpayer Relief Act, which extended the private mortgage insurance tax deduction retroactively for one year and prospectively for one year through 2013. In 2012, legislation was also introduced that would make the private mortgage insurance deduction permanent. The proposed legislation is likely to be reintroduced in the 113th Congress and considered as a part of the comprehensive tax reform debate. We cannot predict whether the tax deduction will be made permanent and if not, whether it will be further extended after 2013.

  Bermuda Insurance Regulation

          The Insurance Act 1978 of Bermuda and related regulations, as amended (the "Insurance Act"), regulates the insurance business of Essent Reinsurance Ltd., and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. In addition, the BMA is required by the Insurance Act to determine whether a person who proposes to control 10 percent, 20 percent, 33 percent or 50 percent (as applicable) of the voting powers of a Bermuda registered insurer or its parent company is a fit and proper person to exercise such degree of control.

          The continued registration of an applicant as an insurer is subject to the applicant complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

          The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

  Classification of Insurers

          The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on special purpose business and insurers carrying on general business). There are six classifications of insurers carrying on general business (Classes 1, 2, 3, 3A, 3B, and 4) with Class 1 insurers subject to the lightest regulation and Class 4 insurers subject to the strictest regulation.

          Essent Re, which is incorporated to carry on general insurance and reinsurance business, is registered as a Class 3A insurer in Bermuda and is regulated as such under the Insurance Act. The Company is not licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

          Although licensed as a Class 3A reinsurer, through June 30, 2013, Essent Re has not entered into any insurance contracts. As such, the Authority has, on an annual basis, granted Essent Re a direction which exempts it from having to comply with certain provisions of the Insurance Act, including the requirement to prepare and file audited annual statutory financial statements, file an annual statutory financial return, appoint an auditor and file an annual opinion of a loss reserve specialist. Each of these requirements are described more fully below. The Authority has also granted a direction which modifies the minimum solvency margin applicable to Essent Re to US$120,000, on the basis that it shall not enter into any contracts of insurance or reinsurance.

  Cancellation of Insurer's Registration

          An insurer's registration may be cancelled by the Authority on certain grounds specified in the Insurance Act. Failure of the insurer to comply with its obligations under the Insurance Act or if, the Authority believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be such grounds.

  Principal Representative

          An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the Essent Reinsurance Ltd.'s principal representative is Kane (Bermuda) Limited ("Kane") and its principal office for these purposes is the offices of Kane. Without a reason acceptable to the Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Authority is given of the intention to do so. It is the duty of the principal representative to forthwith notify the Authority where the principal representative believes there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred. Examples of such a reportable "event" include failure by the insurer to company substantially with a condition imposed upon the insurer by the Authority relating to a solvency margin or a liquidity or other ratio. Within 14 days of such notification to the Authority, the principal representative must furnish the Authority with a written report setting out all the particulars of the case that are available to the principal representative.

  Independent Approved Auditor

          A Class 3A insurer must appoint an independent auditor who will annually audit and report on the insurer's financial statements prepared under generally accepted accounting principles or international financial reporting standards ("GAAP financial statements"), statutory financial statements and statutory financial returns each of which are required to be filed annually with the Authority. The auditor must be approved by the Authority as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the Authority may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor.

  Loss Reserve Specialist

          A Class 3A insurer is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist will normally be a qualified casualty actuary and must be approved by the Authority.

  Annual Financial Statements

          A Class 3A insurer will prepare annual GAAP financial statements and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. An insurer is required to file with the Authority the annual GAAP financial statements and statutory financial statements within four months from the end of the relevant financial year (unless specifically extended). The statutory financial statements do not form part of the public records maintained by the Authority but the GAAP financial statements are available for public inspection.

  Annual Statutory Financial Return

          An insurer is required to file with the Authority a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, a general business solvency certificate, the statutory financial statements themselves and the opinion of the loss reserve specialist. The principal representative and at least two directors of the insurer must sign the solvency certificate. The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return. The statutory financial return is not available for public inspection.

  Minimum Solvency Margin, Enhanced Capital Requirement and Restrictions on Dividends and Distributions

          A Class 3A insurer must at all times maintain a solvency margin and an enhanced capital requirement in accordance with the provisions of the Insurance Act. Each year the insurer is required to file with the Authority a capital and solvency return within four months of its relevant financial year end (unless specifically extended). The prescribed form of capital and solvency return comprises the insurer's Bermuda Solvency Capital Requirement model, a schedule of fixed income investments by rating categories, a schedule of net loss and loss expense provisions by line of business, a schedule of premiums written by line of business, a schedule of risk management and a schedule of fixed income securities.

          The Insurance Act mandates certain actions and filings with the Authority if a Class 3A insurer fails to meet and/or maintain its enhanced capital requirement or solvency margin including the filing of a written report detailing the circumstances giving rise to the failure and the manner and time within which the insurer intends to rectify the failure. A Class 3A insurer is prohibited from declaring or paying a dividend if in breach of its enhanced capital requirement, solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the Authority. Class 3A insurers must obtain the Authority's prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year's financial statements. These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to those under the Companies Act which apply to all Bermuda companies.

  Minimum Liquidity Ratio

          The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable.

          There are certain categories of assets which, unless specifically permitted by the Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

          The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

  Supervision, Investigation and Intervention

          The Authority may appoint an inspector with powers to investigate the affairs of an insurer if the Authority believes that an investigation is required in the interests of the insurer's policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the inspector, the Authority may direct an insurer to produce documents or information relating to matters connected with its business.

          An inspector may examine on oath any past or present officer, employee or insurance manager of the insurer under investigation in relation to its business and apply to the court in

Bermuda for an order that other persons may also be examined on any matter relevant to the investigation. It shall be the duty of any insurer in relation to whose affairs an inspector has been appointed and of any past or present officer, employee or insurance manager of such insurer, to produce to the inspector on request all books, records and documents relating to the insurer under investigation which are in its or his custody or control and otherwise to give to the inspector all assistance in connection with the investigation which it or he is reasonably able to give.

          If it appears to the Authority that there is a risk of an insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the Authority may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to realise certain investments, (5) to maintain or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments (7) to limit its premium income, (8) not to enter into any specified transaction with any specified persons or persons of a specified class, (9) to provide such written particulars relating to the financial circumstances of the insurer as the Authority thinks fit, (10) to obtain the opinion of a loss reserve specialist and to submit it to the Authority and (11) to remove a controller or officer.

  Disclosure of Information

          In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Authority may require certain information from an insurer (or certain other persons) to be produced to the Authority. Further, the Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.

  FHA Reform

          We compete with the single-family mortgage insurance programs of the Federal Housing Administration, which is part of HUD. In HUD's annual report to Congress dated November 16, 2012 on the financial status of the FHA Mutual Mortgage Insurance Fund, or MMIF, the capital reserve ratio of the MMIF was a negative 1.44%, below the Congressionally mandated required minimum level of 2%. In part as a result of this capital shortfall, Congress is considering legislation to reform the FHA. In 2012, an FHA reform bill, H.R. 4264 "The FHA Emergency Fiscal Solvency Act of 2012," passed the House of Representatives and came close to passage in the Senate. In July 2013, the House Financial Services Committee passed the PATH Act, which contains among its provisions extensive reforms to the FHA, including an increase to the minimum capital reserve ratio to 4%, a 5% minimum borrower down payment, mandated minimum premiums and increased premium authority, increased authority for the FHA to seek indemnification from lenders for improperly originated loans and requires the implementation of loan level risk sharing agreements. In addition, on July 31, 2013, the Senate Banking Committee passed the S. 1376 "The FHA Solvency Act of 2013," which among other changes, raises the minimum capital reserve ratio to 3%, sets certain minimum and maximum premiums and grants authority for higher premiums than currently permitted, and strengthens the authority of the FHA to seek indemnifications from lenders for improperly originated loans. Despite areas of similarity, such as provisions to strengthen the solvency of the FHA MMIF, there are significant differences between the PATH Act and the FHA Solvency Act of 2013. The prospects for passage of FHA reform legislation in either the House or

Senate, and how differences in proposed reforms between the House and Senate might be resolved in any final legislation, remain uncertain. If FHA reform were to raise FHA premiums, tighten FHA credit guidelines, make other changes which make lender use of the FHA less attractive, or implement credit risk sharing between the FHA and private mortgage insurers, these changes may be beneficial to our business. However, there can be no assurance that any FHA reform legislation will be enacted into law, and what provisions may be contained in any final legislation, if any.

  Lobbying Disclosure Act of 1995

          Essent US Holdings employs an in-house lobbyist in order to engage in the public policy debates that have been referred to herein, and accordingly has registered with the Secretary of the Senate and the Clerk of the House of Representatives as required by the Lobbying Disclosure Act ("LDA"). The LDA requires initial registration and periodic reports relative to an organization's Federal lobbying activities and expenditures.

  Implications of and Elections Under the JOBS Act

          As a company that had gross revenues of less than $1 billion during its last fiscal year, we are an "emerging growth company," or an "EGC,"as defined in the JOBS Act. We will retain that status until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion (as indexed for inflation in the manner set forth in the JOBS Act) or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our shares pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 under the Exchange Act or any successor thereto.

          As an EGC, we are relieved from certain significant requirements:

  •
  we may elect to not comply with Item 402 of Regulation S-K, which requires extensive quantitative and qualitative disclosure regarding executive compensation, but instead disclose the more limited information required of a "smaller reporting company";

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  we are exempt from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

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  the JOBS Act will also exempt us from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: (i) the advisory vote on executive compensation required by Section 14A(a) of the Exchange Act; (ii) the requirements of Section 14A(b) of the Exchange Act relating to shareholder advisory votes on "golden parachute" compensation; (iii) the requirements of Section 14(i) of the Exchange Act as to disclosure relating to the relationship between executive compensation and our financial performance; and (iv) the requirement of Section 953(b)(1)of the Dodd-Frank Act, which will require disclosure as to the relationship between the compensation of the Company's chief executive officer and median employee pay.

          Further, section 102(b)(1) of the JOBS Act provides that, as an EGC, in any other registration statement that we file with the SEC, we need not present selected financial data prescribed by the SEC in its regulations for any period prior to the earliest audited period presented in connection with our initial public offering.

          The JOBS Act also permits EGCs to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Banking Regulation

          The Goldman Sachs Group, directly and through its affiliates will own approximately         % of the voting and economic interest in our business immediately after consummation of this offering (assuming no exercise by the underwriters of their option to purchase additional shares), is a bank holding company and regulated as a financial holding company under the BHC Act. Due to the size of its voting and economic interest, we are deemed to be controlled by The Goldman Sachs Group and are therefore considered to be a non-bank subsidiary of The Goldman Sachs Group under the BHC Act. As a result, although we do not engage in banking operations, we are subject to regulation, supervision, examination and potential enforcement action by the Federal Reserve and to certain banking laws, regulations and orders that apply to The Goldman Sachs Group. In addition, we are subject to the examination authority of, and may be required to submit reports to, the CFPB because we are an affiliate of Goldman Sachs Bank USA, which is an insured depository institution with more than $10 billion in assets. The bank regulatory framework is intended primarily to protect their depositors, the Deposit Insurance Fund of the Federal Deposit Insurance Corporation, the safety and soundness of depository institutions and the financial system as a whole rather than our stockholders. Because of The Goldman Sachs Group's status as a bank holding company, we have agreed to certain restrictions on our activities imposed by The Goldman Sachs Group that are intended to facilitate its compliance with the BHC Act. For a discussion of these restrictions, see "Certain Relationships and Related Party Transactions—BHC Act Agreement."

          Following this offering, we will continue to be deemed to be controlled by The Goldman Sachs Group for purposes of the BHC Act and, therefore, we will continue to be subject to regulation by the Federal Reserve and to the BHC Act, as well as certain other banking laws, regulations and orders that apply to The Goldman Sachs Group. We will remain subject to this regulatory regime until The Goldman Sachs Group is no longer deemed to control us for bank regulatory purposes, which we do not generally have the ability to control and which will not occur until The Goldman Sachs Group has significantly reduced its voting and economic interest in us. We cannot predict the ownership level at which the Federal Reserve would consider us no longer controlled by The Goldman Sachs Group.

          The Goldman Sachs Group and its non-bank subsidiaries, including Essent, generally may conduct only activities that are authorized for a bank holding company or a financial holding company under the BHC Act. The scope of services we may provide to our customers is limited under the BHC Act to those which are (i) financial in nature or incidental to financial activities (including insurance underwriting and selling insurance as agent or broker such as our activity of offering private mortgage insurance and reinsurance coverage for single-family mortgage loans) or (ii) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Any failure of The Goldman Sachs Group to maintain its status as a financial holding company could result in substantial limitations on our activities and our growth. In particular, our permissible activities could be further restricted to only those that constitute banking or activities closely related to banking. The Goldman Sachs Group's loss of its financial holding company status could be caused by several factors, including any failure by The Goldman Sachs Group's bank subsidiaries to remain sufficiently capitalized, by any examination downgrade of one of The Goldman Sachs Group's bank subsidiaries, or by any failure of one of The Goldman Sachs Group's bank subsidiaries to maintain a satisfactory rating under the Community Reinvestment Act. In addition, the Dodd-Frank Act broadened the requirements for maintaining financial holding company status by also requiring the holding company to remain well capitalized and well managed. We have no ability to prevent such occurrences from happening.

          The Federal Reserve has broad enforcement authority over us, including the power to prohibit us from conducting any activity that, in the Federal Reserve's opinion, is unauthorized or constitutes an unsafe or unsound practice in conducting our business. The Federal Reserve may approve, deny or refuse to act upon applications or notices for The Goldman Sachs Group and its subsidiaries to conduct new activities, acquire or divest businesses or assets, or reconfigure existing operations. The Federal Reserve may also impose substantial fines and other penalties for violations of applicable banking laws, regulations and orders. The Dodd-Frank Act strengthened the Federal Reserve's supervisory and enforcement authority over a bank holding company's non-bank affiliates.

          There are limits on the ability of The Goldman Sachs Group's bank subsidiaries to extend credit to or conduct other transactions with us. In general, any loans to us from a The Goldman Sachs Group bank subsidiary must be on market terms and secured by designated amounts of specified collateral and are limited to 10% of the lending bank's capital stock and surplus. Statutory changes made by the Dodd-Frank Act will place certain additional restrictions on transactions between us and The Goldman Sachs Group in the future, which we do not expect to be material to us.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth certain information regarding our executive officers and directors as of July 29, 2013:

Name	Age	Position
Mark A. Casale	48	President, Chief Executive Officer and Director
Adolfo F. Marzol	53	Vice Chairman
Vijay Bhasin	48	Senior Vice President, Chief Risk Officer
Mary Lourdes Gibbons	52	Senior Vice President, Chief Legal Officer and Assistant Secretary
Lawrence E. McAlee	49	Senior Vice President, Chief Financial Officer
William Spiegel	50	Director
Robert Glanville	47	Director
Allan Levine	44	Director
Christopher M. Linneman	53	Director
Andrew Turnbull	44	Director
Aditya Dutt	37	Director
Rajiv Kamilla	43	Director
Vipul Tandon	39	Director

          Mark A. Casale is our founder and has served as our Chief Executive Officer and as a member of our board of directors since 2008. Mr. Casale has more than 25 years of financial services management experience, with senior roles in the areas of mortgage banking, mortgage insurance, bond insurance and capital markets. From 2001 to 2007, Mr. Casale held various senior management positions with Radian Group, Inc., including most recently serving as the president of its mortgage insurance subsidiary, Radian Guaranty, Inc. Prior to that, Mr. Casale oversaw capital markets and strategic investments for Radian and managed its joint venture businesses. Mr. Casale also held various management positions with Advanta Corp., a financial services company, including serving as its senior vice president of corporate finance services. Mr. Casale holds a BS in accounting from St. Joseph's University and an MBA in finance from New York University.

          Adolfo F. Marzol has served as our executive Vice Chairman since 2009. Mr. Marzol has more than 25 years of experience in the areas of financial management, capital markets, credit risk, operations risk and mortgage servicing. From 2006 to 2009, Mr. Marzol served as a senior advisor to companies in the areas of mortgage risk management, policy and governance as the managing member of Marzol Enterprises, LLC, a consulting business. Mr. Marzol previously held leadership positions at Fannie Mae between 1996 and 2006, including serving as its executive vice president and chief credit officer. Prior to that, Mr. Marzol held a series of senior positions with Chase Manhattan Mortgage from 1988 to 1995, including serving as its executive vice president and chief financial officer. Mr. Marzol holds a BS in economics and an MA in finance from the University of Florida.

          Vijay Bhasin has served as our Senior Vice President and Chief Risk Officer since 2009. Mr. Bhasin has significant mortgage finance industry expertise, including holding multiple senior management positions specializing in mortgage risk, modeling and analytics. From 2006 to 2008, Mr. Bhasin served as a managing director of Countrywide Financial Corporation/Bank of America, a mortgage lender, with responsibility for capital assessment, asset liability management, counterparty credit risk measurement and structured credit analytics. Earlier in his career, Mr. Bhasin held several management positions with Freddie Mac, including vice president for credit and prepayment modeling, and held research positions with Fannie Mae and the Board of Governors of the Federal

Reserve System. Mr. Bhasin holds a BS in mechanical engineering from the National Institute of Technology, Kurukshetra, India, an MBA in finance and marketing from Southern Illinois University, and a PhD in finance from Indiana University, Bloomington.

          Mary Lourdes Gibbons has served as our Senior Vice President, Chief Legal Officer and Assistant Secretary since 2008. Ms. Gibbons has more than 20 years of experience in the mortgage industry. From 2003 to 2008, Ms. Gibbons served as chief legal officer of Wilmington Finance, Inc., a mortgage lender. Ms. Gibbons began her career at the U.S. Bankruptcy Court and White and Williams LLP, a law firm. Ms. Gibbons mortgage-related experience includes senior roles at ContiMortgage Corp. and Advanta Mortgage Corp. Ms. Gibbons holds a BS in marketing from St. Joseph's University and a JD from The Delaware Law School.

          Lawrence E. McAlee has served as our Senior Vice President and Chief Financial Officer since 2009. Mr. McAlee has over 20 years of experience in the areas of finance, accounting, controls and risk management. Between 2002 and 2009, Mr. McAlee held a series of senior management positions at Sovereign Bancorp, Inc., including serving as its chief accounting officer, general auditor and chief enterprise risk management officer. Prior to joining Sovereign, Mr. McAlee was a partner with Arthur Andersen LLP. Mr. McAlee holds a BS in accounting from St. Joseph's University and is a certified public accountant.

          William Spiegel has served as a member of our board of directors since 2008. Mr. Spiegel is a founding partner and a managing director of Pine Brook Road Partners, LLC, an investment firm, where he is responsible for managing its financial services investing activities. He is also a member of Pine Brook's investment committee. Mr. Spiegel currently represents Pine Brook as a director of AloStar Bank of Commerce, Aurigen Capital Limited, Third Point Reinsurance Ltd., Global Atlantic Financial Group, Green Bancorp, Inc. and Syndicate Holding Corp. Mr. Spiegel has over 20 years of private equity investment experience. Prior to joining Pine Brook, Mr. Spiegel was with The Cypress Group from its inception in 1994 until 2006. Prior to joining The Cypress Group, Mr. Spiegel worked in the Merchant Banking Group at Lehman Brothers. He has served on the board of directors of numerous companies, including four publicly traded corporations. He is currently a director of Lancashire Holdings Limited, a global provider of specialty insurance products. Mr. Spiegel holds a BSc in economics from The London School of Economics and Political Science, an MA in economics from the University of Western Ontario and an MBA from The University of Chicago.

          Robert Glanville has served as a member of our board of directors since 2008. Mr. Glanville is a founding partner and has served as a managing director on the financial services investment team of Pine Brook Road Partners, LLC since 2006. He is also a member of Pine Brook's investment committee. Mr. Glanville currently represents Pine Brook as a director of Syndicate Holding Corp. and United PanAm Financial Corp. From 2003 to 2006, Mr. Glanville was senior vice president, financial and treasury services for Arch Capital Group, Ltd., an insurance and reinsurance company. From 1999 to 2003, Mr. Glanville was with Warburg Pincus, a private equity firm. Before joining Warburg Pincus, Mr. Glanville founded FA Services, an emerging markets financial services and investment boutique based in Moscow. From 1988 to 1992, Mr. Glanville worked in New York and Tokyo for Morgan Stanley, an investment banking firm, specializing in corporate finance and M&A. Mr. Glanville holds an AB in American history from Princeton University.

          Allan Levine has served as a member of our board of directors since 2008. Mr. Levine currently is the chairman and chief executive officer of Global Atlantic Financial Group, a global financial services company, formerly the Goldman Sachs Reinsurance Group. Prior to the spin-off of Global Atlantic from Goldman Sachs in 2013, Mr. Levine was a partner and managing director of Goldman, Sachs & Co. and global head of the Goldman Sachs Reinsurance Group, and prior to assuming that role, was co-head of the firm's strategy group. Prior to joining Goldman Sachs in

1997, Mr. Levine worked for Ernst & Young. Mr. Levine earned a BS from Miami University and an MBA from Columbia Business School.

          Christopher M. Linneman has served as a member of our board of directors since 2009. Mr. Linneman is global head of mezzanine investments and head of the mezzanine investment committee at JPMorgan Chase & Co, a financial services company. He assumed this responsibility in 2008, having previously been co-head of JPMorgan's syndicated and leveraged finance group. He has spent over 27 years in leveraged finance. Prior to joining JPMorgan in 1994, Mr. Linneman spent four years at E.M. Warburg Pincus & Co., a private equity firm, having begun his investment banking career at Drexel, Burnham, Lambert, Inc. He serves as a director of Findus Group, a European frozen food manufacturer. Mr. Linneman holds a BSE from Princeton University and a JD/MBA from Columbia University.

          Andrew Turnbull has served as a member of our board of directors since 2013. Mr. Turnbull has almost 20 years of insurance and reinsurance experience, including the underwriting, pricing and risk management of alternative risk transfer products and derivatives. Mr. Turnbull currently serves as group strategy and business development officer of PartnerRe Ltd., a reinsurance company, a position held since 2011. From 2008 to 2011, Mr. Turnbull has held various roles with Torus Insurance Holdings Limited, including serving as its chief operating officer and principal representative for the group's flagship carrier, and as group chief actuary. Prior to joining Torus, Mr. Turnbull managed the non-traditional insurance and reinsurance business of XL Capital Ltd., and served as executive vice president of XL Insurance (Bermuda) Ltd and XL Re Ltd. He holds a joint BSc (Hons) degree in mathematics and statistics from the University of Edinburgh and is a Fellow of the Casualty Actuarial Society, the Society of Actuaries, the Institute and Faculty of Actuaries and is a member of the American Academy of Actuaries.

          Aditya Dutt has served as a member of our board of directors since 2010. Mr. Dutt currently serves as the senior vice president of RenaissanceRe Holdings Ltd., president of RenaissanceRe Underwriting Managers, Ltd. and a member of RenaissanceRe's executive committee. Mr. Dutt's responsibilities include managing all of RenaissanceRe's catastrophic reinsurance joint ventures, strategic investments and insurance-linked securities investments. Prior to joining RenaissanceRe in 2008, Mr. Dutt served as executive director in Morgan Stanley's investment banking division in New York and Hong Kong, responsible for executing strategic transactions including mergers, acquisitions, divestitures and capital-raising for the insurance and reinsurance industry. Prior to Morgan Stanley, Mr. Dutt worked at Salomon Brothers in the corporate finance and fixed income departments in Hong Kong. Mr. Dutt holds a BA in mathematics from Dartmouth College.

          Rajiv Kamilla has served as a member of our board of directors since 2009. Mr. Kamilla currently serves as head of structuring for the mortgage business of Goldman, Sachs & Co., where he is also responsible for managing the firm's structured finance warehouse lending book. Mr. Kamilla joined Goldman Sachs in 1997 as an associate in structured finance, specializing in the securitization of consumer assets and synthetic risk transfer transactions. Mr. Kamilla has held several roles within Goldman Sachs' mortgages and credit business over the past several years. Prior to his current role, Mr. Kamilla was head of the firm's strategic portfolio solutions group and CLO origination. Mr. Kamilla is a member of the firm's asset liability and carry policy committees. He was named managing director of the firm in 2007. Mr. Kamilla holds a BSc (Honors) from St. Stephen's College, University of Delhi, India, and a PhD in physics from the State University of New York at Stony Brook.

          Vipul Tandon has served as a member of our board of directors since 2010. Mr. Tandon is a managing director in the private equity group of Soros Fund Management, which he joined in 2007. Previously, Mr. Tandon served as a vice-president in the special situations group of American Capital Strategies, a vice-president of Foamex International, an associate at both Frontline Capital

Group and Trace International, and an analyst at DLJ Merchant Banking Partners. Mr. Tandon is also a director of APR Energy PLC. Mr. Tandon holds both a BS in economics and a BA in international relations from The University of Pennsylvania and an MBA from INSEAD.

Composition of the Board of Directors

  Composition

          Our business and affairs are managed under the direction of our board of directors. We currently have nine directors, with three vacancies on our board. Our directors were elected pursuant to our second amended and restated bye-laws and our shareholders agreement. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our second amended and restated bye-laws state that the term of office of directors shall be agreed upon by our shareholders. Pursuant to our shareholders agreement, three directors are to be designated by Essent Intermediate, L.P., whose current designees are William Spiegel, Robert Glanville and one vacancy; one director is to be designated by The Goldman Sachs Group, Inc., whose current designee is Rajiv Kamilla; one director is to be designated by Commonwealth Annuity and Life Reinsurance Co. Ltd., whose current designee is Allan Levine; one director is to be jointly designated by The Goldman Sachs Group, Commonwealth Annuity and Life Reinsurance Co. Ltd.; one director is to be designated by Valorina LLC, whose current designee is Vipul Tandon; one director is to be designated by Aldermanbury Investments Limited, whose current designee is Christopher Linneman; one director is to be designated by PPF Holdings II Ltd., whose current designee is Andrew Turnbull; and one director is to be designated by Renaissance Re Ventures Ltd., whose current designee is Aditya Dutt. Following the completion of this offering, we expect our board of directors will consist of 9 directors, a majority of whom will be independent, and will be elected pursuant to the terms of our [third] amended and restated bye-laws that will be adopted in connection with the offering.

  Background and Experience of Directors

          When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors will focus primarily on each person's background and experience. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

  Director Independence

          Independent directors must comprise a majority of our board of directors within a specified period of time of this offering. Our board of directors intends to evaluate the independence of its members based upon the rules of                  and the SEC prior to consummation of this offering.

Board Committees

          The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. In accordance with our second amended and restated bye-laws and the shareholders agreement, our board of directors has also established an executive committee, a compliance committee, an investment committee and a risk committee. We expect our President and Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the board committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

  Audit Committee

          We have established a separately-designated standing audit committee. The audit committee is currently comprised of Robert Glanville, Andrew Turnbull and Rajiv Kamilla. The audit committee and has the responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors' qualifications, independence and compensation; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements and our Code of Business Conduct and Ethics.

          Upon completion of this offering, the Audit Committee will consist of all independent directors, including an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC and             and will be designated as the "audit committee financial expert". Our audit committee will have a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and             . Upon closing of this offering, the charter of the audit committee will be available on our website.

  Compensation Committee

          The compensation committee is currently comprised of William Spiegel and Allan Levine. Among other things, the compensation committee will be responsible for determining the compensation of our executive officers, reviewing our executive compensation policies and plans, administering and implementing our equity compensation plans, and preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

          Upon completion of this offering, the compensation committee will consist of all independent directors. Our compensation committee will have a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and             . Upon closing of this offering, the charter of the compensation committee will be available on our website.

  Nominating and Corporate Governance Committee

          The nominating and corporate governance committee is currently comprised of William Spiegel, Allan Levine, Christopher Linneman, Robert Glanville and Rajiv Kamilla. Specific responsibilities of our nominating and corporate governance committee will include, among other things: reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors, reviewing, soliciting and making recommendations to our board of directors and shareholders with respect to candidates for election to the board of directors, overseeing our board of directors' performance and self-evaluation process, reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto, and developing and reviewing a set of corporate governance principles for our company.

          Upon completion of this offering, the nominating and corporate governance committee will consist of all independent directors. Our nominating and corporate governance committee will have a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and             . Upon closing of this offering, the charter of the nominating and corporate governance committee will be available on our website.

Compensation Committee Interlocks and Insider Participations

          William Spiegel and Allan Levine served as the members of our compensation committee in 2012. None of the members of our compensation committee is an officer or employee of our

Company. None of our executive officers serves or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. The members of our compensation committee (and/or certain entities affiliated with certain members) are parties to the subscription agreement, shareholders agreement, registration rights agreement and other agreements referred to under "Certain Relationships and Related Party Transactions."

Code of Business Conduct and Ethics

          We intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Director Compensation

          Our directors did not earn or receive any compensation in 2012 for their service as directors. We did, however, reimburse our directors for their expenses incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors. See "Executive Compensation — Director Compensation" for a discussion of the compensation and reimbursement policies for our directors upon completion of this initial public offering.

EXECUTIVE COMPENSATION

Compensation of the Named Executive Officers

          The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of our executive officers during the year ended December 31, 2012. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our two other most highly compensated executive officers. Throughout this prospectus, these three officers are referred to as our "named executive officers."

          The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly-traded company and the compensation program following this offering could vary significantly from our historical practices.

2012 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(2) ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark A. Casale	2012	400,000	—	290,663	—	375,000	—	—	1,065,663
President and Chief Executive Officer
Adolfo F. Marzol	2012	375,000	—	189,563	—	187,500	—	—	752,063
Vice Chairman
Vijay Bhasin	2012	325,000	—	164,288	—	195,000	—	—	684,288
Chief Risk Officer

Footnotes to Summary Compensation Table:

(1)
The amount reported in this column represents the aggregate grant date fair value of the Class A common shares granted in March 2012 computed in accordance with ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. These shares were issued in 2012 for performance in fiscal year 2011 in accordance with the terms of the employment agreements with our named executive officers which require that 50% of their annual bonuses be paid in the form of Class A common shares. For additional information, including a discussion of the assumptions used to calculate these values, see "— Outstanding Equity Awards at Fiscal Year-End" below and note 10 to our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(2)
The amount reported in this column represents the cash portion of the annual bonus earned for fiscal year 2012, which were paid in 2013. All of our named executive officers are eligible to receive bonuses under our annual leadership bonus program, which individual bonus amounts are based on corporate and, for named executive officers other than Mr. Casale, individual performance objectives. For 2012, the target annual bonus for Messrs. Casale, Bhasin and Marzol was 125%, 100% and 100% of their annual base salary, respectively, and the amount earned for 2012 for each of Messrs. Casale, Bhasin and Marzol reflect payouts at 150%, 120%, and 100% of their respective target annual bonuses. The employment agreements with our named executive officers require that 50% of the annual bonus is paid in cash and 50% in the form of Class A common shares. The Class A common shares granted in March 2013 for performance in fiscal year 2012 will be reported in the Stock Awards column in next year's 2013 Summary Compensation Table in accordance with SEC rules, as the grant date for these shares was in 2013. For additional information regarding our annual bonus program, see "— Compensation of the Named Executive Officers — Annual Bonus Plan."

Executive Employment Agreements

          Certain of the compensation paid to the named executive officers reflected in the 2012 Summary Compensation Table is provided pursuant to employment arrangements entered into with us and/or our affiliates in 2009, which are summarized below. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the employment arrangements, please see "— Potential Payments upon Termination or Change in Control" below.

          The employment agreements for Messrs. Casale, Marzol, and Bhasin provide that the current term of the agreements will expire on February 6, 2014, June 1, 2014 and June 1, 2014, respectively. The employment agreements provide for an automatic one-year extension of the term, unless at least three months prior to the expiration of the initial term or the then current term either party to the employment agreement provides the other party with written notice of its intention not to renew the agreement. Pursuant to their respective employment agreements, Mr. Casale is entitled to an annual base salary of $400,000 (which increased to $500,000 effective April 1, 2013 upon the Company receiving funded equity capital in excess of $350 million in accordance with the terms of his employment agreement) and each of Messrs. Marzol and Bhasin are entitled to annual base salaries of $375,000 and $325,000, respectively.

          Each of the named executive officers are also eligible to receive an annual bonus based upon achievement of Company financial objectives and, for Messrs. Marzol and Bhasin, individual goals. Mr. Casale's employment agreement provides for a target annual bonus equal to 125% of his annual base salary, while the employment agreements for each of Messrs. Marzol and Bhasin provide for a target annual bonus equal to 100% of their respective base salaries. For a discussion of our annual bonus plan, please see "— Annual Bonus Plan" below. The named executive officers are also entitled to participate in the employee benefit plans and fringe benefit and welfare benefit programs that are generally available to other employees.

          We are undertaking a review of our compensation arrangements with our named executive officers, and we expect to enter into new employment agreements with all of our named executive officers prior to the completion of the offering, which will supersede all previous employment agreements with such named executive officers. We will provide a more detailed description of such employment agreements once the terms are finalized.

Annual Bonus Plan

          All employees with the title of senior vice president or more senior and other designated employees are eligible to participate in our annual leadership bonus program. Our annual leadership bonus program pays for performance, which means that both we and the executive must meet minimum stated goals to qualify for a bonus. The weighting of corporate and individual goals varies by level of employees and, for our named executive officers is 75% and 25% for Mr. Marzol, 50% and 50% for Mr. Bhasin and Mr. Casale's annual bonus is based entirely on the achievement of corporate goals. Bonus payments under the program are scheduled to occur as soon as practicable following the end of the fiscal year, and in no event later than March 15th of the following year, subject to the executive's continued employment through such payment date. One-half of the bonus is paid in cash and one-half is paid in Class A common shares valued based on the last issue price of such shares by us. Unless otherwise provided in an executive's employment or award agreement, Class A common shares issued under our bonus program will vest in three equal installments over a three-year period beginning with the January immediately following the grant date. The employment agreements with Messrs. Casale and Marzol provide that Class A common shares issued to them as part of their annual bonus will be fully vested on the date of grant. For additional information regarding the vesting of outstanding restricted Class A common shares held by our named executive officers on a termination of employment, see "— Potential Payment upon Termination or Change in Control" below.

Stock and Retirement Plans

          2009 Restricted Share Plan.    We adopted the 2009 Restricted Share Plan, or the 2009 Plan, to assist us in recruiting and retaining the senior management team and to motivate such individuals to exert their best efforts on behalf of the Company by providing incentives through the granting of restricted Class B-2 common shares. Our compensation committee administers the 2009 Plan and has the full power and authority to make and establish the terms of any award to participants, consistent with the terms of the 2009 Plan, and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions), and to make all other determinations as the compensation committee deems necessary or desirable for the administration of the 2009 Plan.

          Our 2009 Plan reserves for delivery 9,269,663 Class B-2 common shares, subject to adjustment in the event of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, or any distribution to shareholders of shares other than regular cash dividends or any transaction similar to the foregoing. The 2009 Plan provides only for the grant of restricted shares, the terms and conditions of which are set by the compensation committee at the time of grant and are set forth in a restricted share agreement. Restricted shares vest as determined by the compensation committee and all vesting ceases upon a participant's termination of employment for any reason. For additional information regarding the vesting of outstanding restricted Class B-2 common shares held by our named executive officers on a termination of employment, see "— Potential Payment upon Termination or Change in Control" below. Restricted shares may not be sold, assigned, transferred, pledged or otherwise encumbered until such time that it has vested, except as otherwise provided in the 2009 Plan, award agreement or shareholders agreement. Further, if, prior to the initial public offering date, a participant's employment terminates for any reason, then we will have the right to repurchase the shares received pursuant to awards at the then fair market value. For participants with a title of senior vice president or more senior, following a termination of a participant's employment other than for cause, the participant will have the right to require us to purchase all vested Class B-2 common shares owned by the participant at the then fair market value.

          2013 Omnibus Equity Incentive Plan.    In connection with this offering, we intend to adopt a 2013 Omnibus Equity Incentive Plan that will provide for the grant of various forms of equity awards, including incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our subsidiary corporations' employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations' employees, directors and consultants. No further grants will be made under our 2009 Plan, described above, after this offering. We will provide a more detailed description of the 2013 Omnibus Equity Incentive Plan in a subsequent filing once the terms are finalized.

          401(k) Retirement Plan.    We manage our staffing under a co-employment agreement with Insperity, Inc. ("Insperity"). Employees of the Company are eligible to participate in a multiple employer retirement plan sponsored by Insperity that is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following their respective dates of hire. Participants may make pre-tax or after-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee and employer contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Pre-tax contributions by participants and contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and all contributions are generally deductible by us when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee's interest in his pre-tax or after-tax deferrals is 100% vested when contributed. The plan provides for discretionary employer matching and profit sharing contributions, and for 2012 we did not make any contributions. An employer matching contribution was introduced in 2013 which provides for a contribution equal to 50% of a participant's 401(k) contributions up to 4% of a participant's compensation. The employer matching contribution is immediately vested.

Outstanding Equity Awards at Fiscal Year-End

          The following table sets forth the outstanding equity awards to acquire shares of our common stock held by each of our named executive officers as of December 31, 2012.

	Stock Awards
Name	Grant Date		Number of Shares or Units that have not Vested (#)	Market Value of Shares or Units that have not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Mark A. Casale	2/1/09	(2)	2,393,620	2,872,344	—	—
Adolfo F. Marzol	6/1/09	(2)	797,873	957,448	—	—
Vijay Bhasin	3/6/12	(3)	5,417	59,154	—	—
	3/8/11	(3)	10,833	118,296	—	—
	6/1/09	(2)	319,149	382,979	—	—

Footnotes to Outstanding Equity Awards at Fiscal Year-End table:

(1)
The market value reported in this column in respect of grants of Class A common shares is calculated by multiplying the number of Class A common shares shown in the table by $10.92 per share, which was the fair market value of such shares on December 31, 2012 as determined by our board of directors based on an independent valuation as of December 31, 2012. The market value reported in this column in respect of grants of Class B-2 common shares is calculated by multiplying the number of Class B-2 common shares by $1.20 per share, which was the fair market value of such shares on December 31, 2012 based on an independent valuation of the Company as of such date prepared in connection with the independent valuation of the Class A common shares.

(2)
Each of our named executive officers received a one-time grant of restricted Class B-2 common shares on June 1, 2009 (February 1, 2009 for Mr. Casale) under our 2009 Plan. The restricted Class B-2 common shares generally vest in three equal installments over a three-year period beginning on the third anniversary of the executive's employment commencement date, subject to a limit equal to the percentage of committed capital actually invested in the Company by our initial investors divided by $750 million. Because the restricted Class B-2 common shares are eligible to vest based on the amount funded by our initial investors, on each date our initial investors invest additional capital, the number of outstanding restricted Class B-2 common shares that would have vested had such investment occurred on or prior to the scheduled vesting date for such shares, will vest, provided such named executive officer remains continuously employed with the Company through such date. Pursuant to the shareholder agreement, the current investors committed, subject to certain conditions, to make equity contributions to the Company in the amount of approximately $600.3 million. As of June 30, 2013, $438.3 million of this equity commitment has been drawn. Based on the amount of capital actually invested by our initial investors as of the date of this prospectus, approximately 58.4% (i.e., $438.3 million divided by $750 million) of the Class B-2 common shares granted to our named executive officers are eligible for vesting and the remaining 42% will be forfeited as of the completion of this offering. The initial number of Class B-2 common shares granted to each named executive officer was as follows: Mr. Casale, 2,780,899 shares, of which 387,278 have vested as of December 31, 2012; Mr. Marzol, 926,966 shares, of which 129,093 have vested as of December 31, 2012; and Mr. Bhasin, 370,787 shares, of which 51,637 have vested as of December 31, 2012.

(3)
Our named executive officers receive 50% of their annual bonus in the form of Class A common shares. The Class A common shares granted to Mr. Bhasin vest in three equal installments over a three-year period beginning the January immediately following the grant date.

Potential Payments upon Termination or Change in Control

          The employment agreements we have entered into with our named executive officers provide for certain payments to be made in connection with certain terminations of employment.

          Upon a termination of employment by us without "cause" (as defined in the applicable employment agreement), by the named executive officer for "good reason" (as defined in the applicable employment agreement), by reason of death or "disability" (as defined in the applicable employment agreement), subject to the execution of a general release of claims in favor of the Company, a named executive will be entitled to (i) receive his then-current base salary for a period of eighteen (18) months, payable in equal semi-monthly installments, (ii) receive his annual bonus, based on target performance, pro-rated based on the number of days which have elapsed in the applicable bonus year through the date of termination, payable between January 1st and March 15th of the calendar year following the bonus year in which the termination date occurred, and (iii) participate in, and receive company-paid premiums for, the same medical benefit plans maintained for active employees of the Company, on the same terms generally applicable to such active employees, for a period of eighteen (18) months following the terminate date or through the date the named executive officer is eligible for medical benefits provided by a new employer. Mr. Casale's employment agreement also provides that he will be entitled to pro-rata vesting of any unvested Class A common shares over the eighteen (18) month period following the termination date, or if earlier, their regularly scheduled vesting date or the date a "change in control" occurs. Each of Messrs. Marzol and Bhasin's employment agreement also provides for the full vesting of any Class A common shares that remain unvested on the date of termination for any completed annual bonus year.

          Each named executive officer's employment agreement subjects him to customary confidentiality restrictions that apply during his employment and indefinitely thereafter, and provides that during his employment, and for a period of eighteen (18) months thereafter, he will not compete with us, do business with or encourage any our customers or insured counterparties to cease doing business with us, or hire or solicit any of our employees.

          We are undertaking a review of our compensation arrangements with our named executive officers, and we expect to enter into new employment agreements with all of our named executive officers prior to the completion of the offering, which will supersede all previous employment agreements with such named executive officers. We will provide a more detailed description of such employment agreements once the terms are finalized.

          Pursuant to the 2009 Plan and the award agreement evidencing the one-time grant of Class B-2 common shares to each of our named executive officers in 2009, upon a termination of employment by us without "cause" or by the named executive officer for "good reason" (as such terms are defined in the applicable employment agreement) or by reason of death or "disability" (as defined in the applicable employment agreement), each named executive officer will be entitled to vest in a portion of their outstanding unvested Class B-2 common shares equal to the product of (i) 16.67%, and (ii) the "investment percentage" (as defined in the 2009 Plan). In addition, all unvested Class B-2 common shares held by each of the named executive officers will fully vest (but in no event in a percentage beyond the "investment percentage") upon a termination of employment by us other than for "cause" or by the named executive officer for "good reason" in connection with a "change in control" (as defined in the applicable employment agreement).

Director Compensation

          Our directors did not earn or receive any compensation in 2012 for their service as directors. We did, however, reimburse our directors for their expenses incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors.

          Upon the completion of this offering, our board of directors will establish a compensation program for our independent non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

          Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our board or the full board. Any request for us to enter into a transaction with an executive officer, director, principal shareholder or any of such persons' immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction and, if applicable, the impact on a director's independence. Under the policy, if we should discover related person transactions that have not been approved, our audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website.

Related Person Transactions

  Subscription Agreement

          On March 25, 2010, in connection with the issuance of additional Class A common shares, we entered into the Amended and Restated Class A Common Share Subscription Agreement or, the subscription agreement, with Essent Intermediate, L.P., Valorina LLC, The Goldman Sachs Group, Inc., Aldermanbury Investments Limited, PPF Holdings II Ltd., Renaissance Re Ventures Ltd., Ithan Creek Master Investment Partnership (Cayman) II, L.P., Ithan Creek Master Investors (Cayman) L.P. (collectively, the "Ithan Creek Entities"), Mark Casale, and certain other investors identified therein. Under the subscription agreement, our shareholders are obligated to pay draws requested by us under certain enumerated circumstances up to their individual funding commitment in exchange for additional Class A common shares. Any shareholder who declines or otherwise fails to fund its pro rata share of the draw forfeits certain rights under the subscription agreement and related documents. As of June 30, 2013, we had drawn approximately $438 million of this commitment in the aggregate under the subscription agreement. Our right to make draws will terminate upon the consummation of this initial public offering. However, certain indemnification and other covenants will survive.

  Shareholders Agreement

          We and Essent Intermediate, L.P., Valorina LLC, The Goldman Sachs Group, Inc., Aldermanbury Investments Limited, PPF Holdings II Ltd., Renaissance Re Ventures Ltd., Ithan Creek Entities, Commonwealth Annuity and Life Reinsurance Company Limited, Mark Casale, and certain other investors identified therein entered into a shareholders agreement on February 9, 2010, as amended or supplemented from time to time, or the shareholders agreement, in connection with our subscription agreement, which, among other provisions, places certain restrictions on the transfers of shares by the shareholders party thereto. The shareholders agreement also permits certain shareholders to force a sale of the Company. In addition, the shareholders agreement provides certain shareholders party thereto with preemptive rights to purchase newly issued securities prior to this initial public offering of our equity securities. Certain of our shareholders are also entitled to appoint members of our board of directors and board observers. The shareholders agreement will terminate and its provisions will no longer be operative upon the consummation of this initial public offering.

  Registration Rights Agreement

          On February 6, 2009, as amended on March 25, 2010, we entered into a registration rights agreement with Essent Intermediate, L.P., Valorina LLC, The Goldman Sachs Group, Inc., Aldermanbury Investments Limited, PPF Holdings II Ltd., Renaissance Re Ventures Ltd., Ithan Creek Entities, Mark Casale, and certain other shareholders identified therein, or the registration rights agreement, in connection with the subscription agreement, pursuant to which certain shareholders have registration rights with respect to their registrable shares, as set forth below, subject to limitations on the number and timing of demand registrations and the other restrictions and cutback provisions contained in the registration rights agreement. Registrable shares include (i) the Class B-1 common shares into which each Class A common share held by any shareholder (whether now owned or hereafter acquired) has been converted or is then convertible, (ii) any other Class B-1 common shares issued in respect of the shares described in clause (i) above because of share splits, share dividends, reclassifications, recapitalizations, reorganizations or other similar events and (iii) any Class B-1 common shares held by any shareholder other than shares described in clauses (i) or (ii) above, provided, however, such registrable shares will cease to be registrable shares at such time as both the shares held or entitled to be held upon conversion, are sold (x) by such shareholders pursuant to a registration statement or Rule 144 under the Securities Act (other than any sale under Rule 144 to an affiliate), or (y) in any manner to a person which is not entitled to the rights provided under the registration rights agreement.

          Demand Rights.    At any time after six months of our initial public offering of equity securities, certain shareholders will have the right to demand registration of all or a portion of such shareholder's registrable shares. Any shareholder proposing to distribute their registrable shares through an underwritten offering shall enter into an underwriting agreement in customary form with an underwriter or underwriters that is mutually agreeable to us and the shareholders holding a majority-in-interest of the registrable shares that the shareholders requested for inclusion in such registration.

          Shelf Registration.    At any time after we become eligible to file a registration statement on [Form S-3] (or any successor form relating to secondary offerings), certain shareholders will have the right to demand registration of all or a portion of such shareholder's shares having a minimum gross proceeds in each registration on [Form S-3] of at least $5,000,000; provided, however, we will not be required to effect more than two such registration statements in any twelve month period.

          Piggyback Rights.    Certain other shareholders will have the right to elect to have included in any demand registration, all or a portion of such shareholder's shares. In the event that we propose to register any of our shares pursuant to a registration statement, certain shareholders will have the right to elect to have included in such registration, all or a portion of such shareholder's shares.

          Indemnification; Expenses; Lock-ups.    We have agreed to indemnify the applicable selling shareholder (including each member, manager, partner, officer and director thereof and legal counsel and independent accountant thereto), each underwriter of such seller of such registrable Shares, and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act or the Exchange Act against any expenses, losses, claims, damages or liabilities resulting from any untrue statement or omission of material fact contained in any registration statement, prospectus or any amendment or supplement to such registration statement, unless such liability arose from the applicable selling shareholder's misstatement or omission, and the applicable selling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration expenses of all registrations under the registration rights agreement, provided, however, that if a demand registration is withdrawn at the request of the shareholders requesting such registration (other than as a result of information concerning the business or financial condition of the Company that is made known in writing to the shareholders requesting registration after the date on which such registration was requested) and if the requesting shareholders elect not to have such registration counted as a demand registration, the requesting shareholders will pay the registration expenses of such registration pro rata in accordance with the number of their registrable shares requested to be included in such registration. In connection with any public offering, each shareholder, and officer or director of the Company, if requested by us and the underwriters managing such public offering, agree not to sell or otherwise transfer or dispose of any registrable shares or other securities of the Company held by such shareholder (other than those registrable shares included in the public offering) for a specified period of time not to exceed 180 days from the effective date of such registration.

  Fee Agreement

          On February 6, 2009, we entered into a fee agreement with Essent Intermediate, L.P., The Goldman Sachs Group, Inc., Aldermanbury Investments Limited, Valorina LLC, Renaissance Re Ventures Ltd., PPF Holdings II Ltd., HSBC Equity Partners USA, L.P., HSBC Private Equity Partners II USA LP and Mark Casale, pursuant to which we agreed to provide an annual fee to each such shareholder (other than those that defaulted in their obligations for draws under the subscription agreement) in an amount equal to each shareholder's pro rata share (based upon amounts invested by the shareholder as a percentage of aggregate investments by all such shareholders pursuant to the subscription agreement) of the lesser of (a) 0.75% of the total amount invested in the Company by the investors in a given calendar year, or (b) $2.3 million. Annual fees began to accrue on December 18, 2009, which was the date that the total amount invested under the subscription agreement was at least $100 million. The fee agreement terminated on December 5, 2012. As of June 30, 2013, we had made aggregate payments of $3.1 million under the Fee Agreement.

  Management Rights Agreements

          On February 6, 2009 we entered into a management rights agreement (the "Essent management rights agreement") with Essent Intermediate, L.P., an affiliate of one of our shareholders, or Intermediate, and on March 25, 2010, we entered into a management rights agreement which, together with the Essent management rights agreement, we refer to as the management rights agreements, with the Ithan Creek Entities.

          Pursuant to the management rights agreements, and in connection with Intermediate's and the Ithan Creek Entities' purchase of Class A common shares of the Company, we provided Intermediate and each Ithan Creek Entity certain rights, including:

  •
  the right to have an observer attend our board meetings;

  •
  the right to meet with our management after each board meeting to review and discuss actions taken by the board;

  •
  the right to inspect our books and records;

  •
  the right to receive notice of each board meeting and copies of all materials received by members of the board;

  •
  the right to consult with our management on matters relating to the business and affairs of the company; and

  •
  the right to visit and inspect the Company's premises.

          The rights afforded to Intermediate and the Ithan Creek Entities under the management rights agreements shall remain in effect until such party or its affiliates no longer owns any interest in the Company.

  Goldman Sachs Discretionary Advisory Agreement

          On February 5, 2010, we entered into a discretionary advisory agreement, with Goldman Sachs Asset Management, L.P., or GSAM, an affiliate of The Goldman Sachs Group, Inc., one of our shareholders, pursuant to which GSAM was appointed an investment adviser, operating within our stated investment guidelines, for an account representing a certain portion of our assets. Under the Discretionary Advisory Agreement, GSAM receives annual fees at a rate of 12.75 basis points on the first $1.0 billion, 10.00 basis points on the next $1.0 billion and 8.00 basis points on any balance above $2.0 billion, with a minimum annual fixed fee of $300,000 per calendar year starting January 1, 2013. The discretionary advisory agreement is terminable upon 45 days' written notice by GSAM or 30 days by us and was entered into in the ordinary course of business on similar terms to agreements executed with non-related parties.

  JPMorgan Chase Master Policy Agreement

          On December 22, 2010, we entered into a master policy agreement with JPMorgan Chase Bank, NA, or JPMorgan Chase, an affiliate of Aldermanbury Investments Ltd., one of our shareholders, pursuant to which we provide a mortgage guaranty insurance master policy. Pursuant to this master policy, in consideration for premiums paid by JPMorgan Chase on each loan for which JPMorgan Chase and we agree to extend a commitment, we agree to insure JPMorgan Chase for defaults on any such loan. The term of the policy is connected to each loan for which we have extended a commitment. The master policy may not be cancelled by us for as long as any certificate issued under the master policy remains in force. However, we are under no obligation to issue any certificates under the master policy and we may cease issuing new certificates without prior notice to JPMorgan Chase. JPMorgan Chase may cancel the policy by cancelling all outstanding certificates previously issued under the master policy. In connection with the master policy agreement, we further executed a clarity letter agreement, providing further detail to JPMorgan Chase on our loan review program, and a dispute resolution agreement, governing the method by which we and JPMorgan Chase agree to resolve claims disputes. Each of these, along with any ancillary documents to the master policy agreement, were negotiated at arm's length, in the ordinary course of business and on similar terms to agreements executed with non-related parties. During the year ended December 31, 2012, $2.4 million, or approximately 4.9%, in revenues were earned under this master policy agreement.

  BHC Act Agreement

          Because of The Goldman Sachs Group's status as a bank holding company under the Bank Holding Company Act of 1956, as amended, or the BHC Act, we will be subject to certain restrictions on our activities imposed by The Goldman Sachs Group that are intended to facilitate compliance with the BHC Act. In particular, The Goldman Sachs Group will have rights to conduct audits on, and access certain information of, the Company and will have certain rights to review the policies and procedures that we implement to comply with the laws and regulations that relate to our activities. In addition, we will be obligated to provide The Goldman Sachs Group with notice of certain events and business activities and cooperate with The Goldman Sachs Group to mitigate potential adverse consequences resulting therefrom. These restrictions will remain in effect as long as the Federal Reserve deems us to be a subsidiary of The Goldman Sachs Group under the BHC Act.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND SELLING SHAREHOLDERS

          The following table sets forth the beneficial ownership of our common shares as of                          , 2013 and after giving effect to this initial public offering by (1) each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of our outstanding common shares, (2) each of our directors, (3) each of our executive officers, (4) all of our directors and executive officers as a group and (5) [each selling shareholder.]

          To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

          The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on                  common shares outstanding as of                          , 2013 and assumes there are                  common shares outstanding as of the date immediately following the completion of this initial public offering, in each case after giving effect to (i)  the             for             share split effective on             and (ii) the conversion of all of our Class A common shares and Class B-2 common shares eligible for vesting under our restricted share plan into a single class of common shares (and the forfeiture of any Class B-2 common shares not eligible for vesting under our restricted share plan). Except as noted below, the address for all beneficial owners in the table below is c/o Essent Group Ltd., Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Not Exercised		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Exercised in Full
Name and Address	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
5% Shareholders
Essent Intermediate, L.P.
Pine Brook Essent Co-Invest, L.P.
The Goldman Sachs Group, Inc.
Aldermanbury Investments Limited
Valorina LLC(1)
Renaissance Ventures Ltd.
PPR Holdings II Ltd.
HSBC Equity Partners USA, L.P.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Not Exercised		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Exercised in Full
Name and Address	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
HSBC Private Equity Partners II USA LP
Global Atlantic Financial Group
Wellington Management Company, LLP(2)
Directors and Executive Officers
Mark A. Casale
Adolfo F. Marzol
Vijay Bhasin
William Spiegel
Robert Glanville
Allan Levine
Christopher M. Linneman
Andrew Turnbull
Aditya Dutt
Rajiv Kamilla
Vipul Tandon
All directors and executive officers as a group

(1)
Valorina LLC is majority owned by an entity that is managed by Soros Fund Management LLC.

(2)
Consists of shares held directly by Ithan Creek Master Investment Partnership (Cayman) II, L.P. and Ithan Creek Master Investors (Cayman) L.P., which are investment advisory clients of Wellington Management Company, LLP.

 DESCRIPTION OF SHARE CAPITAL

          The following descriptions of our share capital and certain provisions of our memorandum of association and bye-laws are intended as summaries only and are qualified in their entirety by reference to our amended memorandum of association and amended and restated bye-laws, which will be effective upon completion of this offering and are filed as exhibits to the registration statement, of which this prospectus forms a part, and to applicable Bermuda law. The descriptions of our common shares reflect changes to our capital structure that will occur upon the closing of this offering.

General

          Upon the closing of this initial public offering, our authorized share capital will consist of              shares, par value              per share, which will consist of a single class of common shares and preference shares designated from time to time. Assuming (i) our bye-laws have been amended to create a single class of common shares, (ii) the automatic conversion of all of our outstanding Class A common shares into a single class of common shares, (iii) the automatic conversion of all of our outstanding Class B-2 common shares that are eligible for vesting under the restricted share plan, into a single class of common shares and the forfeiture of any remaining B-2 common shares that are not eligible for vesting under our restricted share plan, and (iv)  the             for             share split effective as of                          , in each case in connection with our initial public offering, as of June 30, 2013, there would have been             common shares outstanding. Assuming the underwriters exercise their option to purchase additional shares in full, there will be              common shares outstanding immediately after this offering and no preference shares.

Preference Shares

          Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.

Common Shares

          Common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Bermuda law and our bye-laws, we may be required to make an offer to repurchase shares held by members. All shares sold pursuant to this initial public offering will be, when issued, fully paid and non-assessable.

  Dividend Policy

          The board may, subject to Bermuda law and our bye-laws, declare a dividend to be paid to our members as of a record date determined by the board, in proportion to the number of shares held by such holder.

  Voting Rights

          In general, and subject to the adjustments described below, holders of common shares will have one vote for each common share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of shareholders.

          Under our bye-laws if, and so long as, the votes conferred by the "Controlled Shares" (as defined below) of any person would otherwise cause such person (or any other person) to be treated as a "9.5% Shareholder" (as defined below) with respect to any matter (including, without limitation, election of directors), the votes conferred by the Controlled Shares owned by shareholders of such person's "Controlled Group" (as defined below) will be reduced (and will be automatically reduced in the future) by whatever amount is necessary so that after any such reduction the votes conferred by the Controlled Shares of such person will not result in any other person being treated as a 9.5% Shareholder with respect to the vote on such matter. These reductions will be made pursuant to formulas provided in our bye-laws, as applied by the board within its discretion. Under these provisions certain members may have their voting rights limited to less than one vote per share, while other members may have voting rights in excess of one vote per share.

          "Controlled Shares" means, in reference to any person, all shares that such person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Code) or, in the case of any U.S. Person, constructively (within the meaning of Section 958(b) of the Code); "Controlled Group" means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other member any of whose shares are included in the Controlled Shares of such person; "9.5% Shareholder" means a U.S. Person that (a) owns (within the meaning of Section 958(a) of the Code) any shares and (b) owns, is deemed to own, or constructively owns Controlled Shares which confer votes in excess of 9.5% of the votes conferred by all of the issued and outstanding shares.

          [In addition, our bye-laws provide that the board may determine that certain shares shall not carry voting rights or shall have reduced voting rights to the extent that the board reasonably determines, by the affirmative vote of a majority of the directors, that it is necessary to do so to avoid any adverse tax consequences or materially adverse legal or regulatory treatment to us, any of our subsidiaries or any member or its affiliates, provided that the board will use reasonable efforts to ensure equal treatment to similarly situated members to the extent possible under the circumstances.]

          [Our bye-laws authorize us to request information from any member for the purpose of determining whether a member's voting rights are to be adjusted as described above.] If, after a reasonable cure period, a member fails to respond to a request by us for information or submits incomplete or inaccurate information in response to a request, the board may eliminate the member's voting rights. A member will be required to notify us in the event it acquires actual knowledge that it or one of its investors is the actual, deemed or constructive owner of 9.5% or more of our controlled shares.

          Before the date of this prospectus, there has been no public market for our common shares.

Bye-Laws

          Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

          Our bye-laws provide that shareholders may only remove a director for cause prior to the expiration of that director's term at a meeting of shareholders at which a majority of the holders of shares voting thereon vote in favour of that action. For a description of our board of directors, see "Management."

          Our bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Registration Rights

          On February 6, 2009, as amended on March 25, 2010, we entered into the registration rights agreement with Essent Intermediate, L.P., Valorina LLC, The Goldman Sachs Group, Inc., Aldermanbury Investments Limited, PPF Holdings II Ltd., Renaissance Re Ventures Ltd., Ithan Creek Master Investors (Cayman) L.P., Mark Casale, and certain other shareholders identified therein. See "Certain Relationships and Related Party Transactions — Registration Rights Agreement."

Market Listing

          We intend to apply for listing our common shares on the             under the symbol "             ."

Transfer Agent and Registrar

          Upon the completion of this offering, the transfer agent and registrar for our common shares will be [name of transfer agent and registrar].

COMPARISON OF SHAREHOLDER RIGHTS

Differences in Corporate Law

          You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of significant differences between the Companies Act and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

  Duties of Directors

          The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company's bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

  •
  a duty to act in good faith in the best interests of the company;

  •
  a duty not to make a personal profit from opportunities that arise from the office of director;

  •
  a duty to avoid conflicts of interest; and

  •
  a duty to exercise powers for the purpose for which such powers were intended.

          The Companies Act imposes a duty on directors and officers of a Bermuda company:

  •
  to act honestly and in good faith with a view to the best interests of the company; and

  •
  to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

          The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

          Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company's individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

          Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

  Interested Directors

          Bermuda law and our bye-laws provide that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board. Our bye-laws provide that after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

          Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

  Voting Rights and Quorum Requirements

          Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Subject to our bye-laws, at any general meeting two or more persons present in person and representing in person or by proxy in excess of fifty percent of the total issued and outstanding common shares in the Company shall form a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws or the Companies Act, at any general meeting, subject to any rights or restrictions attached to the shares, every shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one vote for each voting share held. No shareholder shall be entitled to vote at a general meeting unless such shareholder has paid all the calls on all shares held by them. Subject to the Companies Act and our bye-laws, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast. In the case of an equality of votes the resolution shall fail.

          Under Delaware law, unless otherwise provided in a company's certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company's certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company's certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

  Amalgamations, Mergers and Similar Arrangements

          The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

          Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

          Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including the New York Stock Exchange or the Nasdaq Global Market.

  Takeovers

          An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

          By a procedure under the Companies Act known as a "scheme of arrangement." A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

          By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.

          Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

          Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an "interested shareholder" and may not engage in "business combinations" with the company for a period of three years from the time the person acquired 15% or more of voting stock.

  Shareholders' Suits

          Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws.

          Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

          When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

          Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

  Indemnification of Directors and Officers

          Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may in its bye-laws or in any contract or arrangement between the company and any officer, or any person employed by the company as auditor, exempt such officer or person from, or indemnify him in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty in relation to the company or any subsidiary thereof.

          We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors' and officers' liability policy for this purpose.

          Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director's liability cannot be eliminated or limited for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) transactions from which such director derived an improper personal benefit.

          Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors' and officers' insurance.

  Special Meeting of Shareholders

          Our annual general meeting will be held each year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene a members meeting. Under our bye-laws, at least 5 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common shares.

          Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or bylaws to call a special meeting of shareholders.

          Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

  Approval of Corporate Matters by Written Consent

          The Companies Act and our bye-laws provide that shareholders may take action by written resolution signed by the majority of shareholders that would have been required had a meeting occurred and had all shareholders so entitled attended and voted thereat.

          Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

  Dividends and other Distributions

          Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company's assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. "Contributed surplus" is defined for purposes of section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

          Under Delaware law, subject to any restrictions contained in the company's certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

  Inspection of Corporate Records

          Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

          The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is also required to keep at its registered office a register of directors and officers which is also open to inspection by shareholders and members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

          Delaware law requires that a company, within 10 days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company's books and records if the shareholder can establish that he or she is a shareholder of the company, the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the shareholder is for a proper purpose.

  Shareholder Proposals

          Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

          Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation's certificate of incorporation or bylaws.

  Amendment of Memorandum of Association

          Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

          Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

          Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders' meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company's stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company's original certificate of incorporation.

  Amendment of Bye-laws

          Consistent with the Companies Act, the Company's bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our board of directors and by a resolution of our shareholders.

          Under Delaware Law, holders of a majority of the voting power of a corporation and, of so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

  Dissolution

          Under Bermuda law, a solvent company may be wound up by way of a shareholders' voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

          Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

SHARES ELIGIBLE FOR FUTURE SALE

          Immediately prior to this initial public offering, there was no public market for our common shares. As of August 30, 2013, we have approximately 108 registered holders of our shares. Sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares. Some of our common shares will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common shares in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

          After this initial public offering,                  common shares will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                   common shares that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by non-affiliates that are not restricted securities or that have been owned for more than one year may be sold without regard to the provisions of Rule 144.

Lock-up Agreements

          We, certain of our officers and directors [and the selling shareholders] [and certain of our significant shareholders], who will collectively own             common shares upon consummation of this offering, have agreed with the underwriters not to dispose of or hedge any of the common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. These agreements are described below under "Underwriting."

Rule 144

          In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

          In addition, under Rule 144, a person may sell our common shares acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

          Approximately                  common shares that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

          Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned our common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of our common shares then outstanding, which will equal approximately                   shares immediately after this offering, assuming an initial public offering price of $                  per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

  •
  the average weekly trading volume in our common shares on the                  during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

          Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

          Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

          We previously adopted the 2009 Restricted Share Plan. In connection with this offering, we intend to adopt the 2013 Omnibus Equity Incentive Plan. For a description of our 2009 Restricted Share Plan and 2013 Omnibus Equity Incentive Plan and the number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance, see "Executive Compensation — Stock and Retirement Plans."

Registration Rights

          The holders of approximately                  common shares, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act pursuant to the registration rights agreement. If these shares are registered, they will be freely tradeable without restriction under the Securities Act. For a description of these registration rights, see "Certain Relationships and Related Party Transactions — Registration Rights Agreement."

 CERTAIN TAX CONSIDERATIONS

          The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of certain tax considerations (a) under "— Taxation of the Company and Subsidiaries — Bermuda" and "— Taxation of Shareholders — Bermuda Taxation" is based upon the advice of Conyers Dill & Pearman Limited, and (b) under "— Taxation of the Company and Subsidiaries — United States" and "— Taxation of Shareholders — United States Taxation," is based upon the advice of Willkie Farr & Gallagher LLP, New York, New York (and the advice of such firms does not include accounting matters, or determinations or conclusions relating to the business or activities of the Company). The summary is based upon current law and is for general information only. The tax treatment of a holder of our common shares, or of a person treated as a holder of our common shares for U.S. Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. In addition, legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to us or to holders of our common shares.

          PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THIS PROSPECTUS AND SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

Taxation of the Company and Subsidiaries

  Bermuda

          Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us. The Company has obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company or to any of their operations or their shares, debentures or other obligations, until March 31, 2035. The Company could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not intended to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to the Company. The Company pays annual Bermuda government fees and annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

  United States

          The following discussion is a summary of certain U.S. Federal income tax considerations relating to our operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. Federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the United States is an inherently factual determination. As the Code, regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot be certain that the IRS will not contend successfully that the Company and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the United States. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business ("ECI"), as well as the branch profits tax on its dividend equivalent amount, generally, the ECI (with certain adjustments) deemed withdrawn from the United States, unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on ECI computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. Federal income tax return. The Company and Essent Re intend to file protective U.S. Federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that either company is subject to U.S. Federal income tax. The highest marginal U.S. Federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the additional "branch profits" tax.

          If Essent Re is entitled to the benefits under the income tax treaty between Bermuda and the United States (the "Bermuda Treaty"), Essent Re would not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. Essent Re currently intends to conduct its activities so that it does not have a permanent establishment in the United States, although we cannot be certain that we will achieve this result.

          An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. We cannot be certain that Essent Re will be eligible for Bermuda Treaty benefits immediately following the offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of the Company's shareholders. The Company would not be eligible for treaty benefits because it is not an insurance company. Accordingly, the Company and Essent Re have conducted and intend to conduct substantially all of their foreign operations outside the United States and to limit their U.S. contacts so that neither the Company nor Essent Re should be treated as engaged in the conduct of a trade or business in the United States.

          Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If a non-U.S. insurance subsidiary is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of a U.S. income tax treaty in general (because it fails to satisfy one of the limitations on treaty benefits), the Code could subject a significant portion of such company's investment income to U.S. income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If Essent Re is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of Essent Re's investment income could be subject to U.S. income tax.

          The United States also imposes an excise tax on insurance and reinsurance premiums ("FET") paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual located wholly or partially within the United States and (ii) of a non-U.S. entity or individual engaged in a trade or business in the United States, located within the United States ("U.S. Situs Risks"). The rates of tax are 4% for casualty insurance premiums and 1% for reinsurance premiums. Additionally, the IRS, in Revenue Ruling 2008-15, formally announced its position that the FET is applicable (at a 1% rate on premiums) to all reinsurance cessions or retrocessions of risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers not eligible for the benefits of a U.S. income tax treaty providing for an exemption from the FET where the underlying risks are U.S. Situs Risks, even if the FET has been paid on prior cessions of the same risks.

          Each of our U.S. domiciled subsidiaries is subject to taxation in the United States at regular corporate rates. Additionally, dividends paid by Essent U.S. Holdings, Inc. will be subject to a 30% U.S. withholding tax.

          The FATCA provisions of the Hiring Incentives to Restore Employment Act of 2010 and regulations issued thereunder require certain FFIs (which may include the Company or Essent Re) to enter into an agreement with the IRS to disclose to the IRS the name, address, tax identification number, and other specified information of certain U.S. and non-U.S. persons who own a direct or indirect interest in the FFI and to withhold on account holders that fail to provide such information, or otherwise be subject to a 30% withholding tax with respect to (i) certain U.S. source income (including interest and dividends) and withholdable payments and (ii) "passthru payments" (generally, withholdable payments and payments that are attributable to withholdable payments) made by FFIs; such requirements may be modified by an applicable IGA. Additionally, if the Company or Essent Re is characterized as an FFI and does enter into such an agreement with the IRS, a 30% withholding tax could be imposed on shareholders that do not provide the required information (without any gross-up) or, if the shareholders are, themselves, foreign financial institutions, certification that they have entered into their own agreements with the U.S. Treasury. Further, if the Company and Essent Re are not characterized as FFIs, each may be characterized as a passive non-financial foreign entity, in which case it may be subject to such 30% withholding tax on certain payments unless it either provides information to withholding agents with respect to its "substantial U.S. owners" or makes certain certifications. For these purposes, an FFI is generally a non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) holds financial assets for the accounts of others as a substantial portion of its business, (iii) is engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such securities, partnership interests or commodities, (iv) is an insurance company that issues, or is obligated to make payments with respect to, a cash value insurance or annuity contract or (v) is an entity that is a holding company or treasury center that is part of an expanded affiliated group that includes a depository institution, custodial institution, insurance company, or certain other entities, or is formed in connection with or availed of by an investment vehicle established with an investment strategy of investing, reinvesting or trading in financial assets. The U.S. Treasury has issued regulations to implement this legislation. Although the U.S. Treasury has stated that Treasury and IRS do not view the issuance of insurance or reinsurance contracts without cash value, including most property and casualty insurance contracts and indemnity reinsurance contracts, as implicating the concerns of the legislation, it is currently unclear whether the Company or Essent Re will be considered an FFI or a passive non-financial foreign entity for purposes of this legislation. The regulations issued under FATCA and subsequent guidance issued by the IRS indicate that this withholding tax will not be imposed with respect to payments of income made prior to July 1, 2014, and with respect to payments of proceeds from the sale of property prior to January 1, 2017. The regulations also indicate that premiums received by Essent Re under any reinsurance contract outstanding on July 1, 2014, will not be subject to withholding under FATCA. If an IGA is entered into between Bermuda and the United States, the Company may be required to comply with implementing legislation instead of the rules described above.

          The Company and Essent Re may be subject to the requirements imposed on FFIs or passive non-financial foreign entities under FATCA and will use reasonable efforts to avoid the imposition of a withholding tax under FATCA, which may include entering into an agreement with the IRS.

Taxation of Shareholders

  Bermuda Taxation

          Currently, there is no Bermuda withholding or other tax payable on principal, interest or dividends paid to the holders of the common shares.

  United States Taxation

          The following summary sets forth certain U.S. Federal income tax considerations related to the purchase, ownership and disposition of the common shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below) who purchase their common shares pursuant to this offering, who did not own (directly or indirectly through non-U.S. entities or constructively) shares of the Company prior to such offering and who hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of certain U.S. Federal income tax matters as described herein and does not purport to address all of the U.S. Federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. In addition, the following summary does not address the U.S. Federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities or currencies, tax-exempt organizations, expatriates, partnerships or other pass-through entities (or investors in such entities), persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, persons who are considered with respect to any of us as "United States shareholders" for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of the Company's shares or the shares of any of our non-U.S. subsidiaries (i.e., 10% U.S. Shareholders (as defined below))), or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any non-U.S. government. Persons considering making an investment in common shares should consult their own tax advisors concerning the application of the U.S. Federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.

          If a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holds the common shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership owning our shares, you should consult your tax advisor.

          For purposes of this discussion, the term "U.S. Person" means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation, created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. Federal income tax purposes or (v) any other person or entity that is treated for U.S. Federal income tax purposes as if it were one of the foregoing.

          Taxation of Distributions.    Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, cash distributions, if any, made with respect to the common shares will constitute dividends for U.S. Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company (as computed using U.S. tax principles). To the extent such distributions exceed the Company's earnings and profits, they will be treated first as a return of the shareholder's basis in their shares to the extent thereof, and then as gain from the sale of a capital asset. If, as expected, the Company does not compute its earnings and profits under U.S. tax principles, all distributions will be characterized as dividends for U.S. Federal income tax purposes. Dividends paid by us to U.S. Persons who are corporations will not be eligible for the dividends received deduction. Dividends paid by us on our common shares to non-corporate U.S. persons should be eligible for reduced rates of taxation as "qualified dividend income" if, as is intended, the common shares are approved for listing on the NYSE and, provided certain requirements, including stock holding period requirements, are satisfied. Qualified dividend income is subject to tax at long-term capital gains rates rather than the higher rates applicable to ordinary income.

          Dividends that exceed certain thresholds in relation to a shareholder's tax basis in the common shares could be characterized as an "extraordinary dividend" under the Code. A non-corporate holder of our common shares that receives an extraordinary dividend will be required to treat any losses on the sale of our common shares as long-term capital losses to the extent of the extraordinary dividends such shareholder receives that are treated as qualified dividend income.

          Classification of the Company or Its Non-U.S. Subsidiaries as Controlled Foreign Corporations.    Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year and who owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the CFC's taxable year, must include in its gross income for U.S. Federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders constructively own more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category of subpart F income, a CFC also includes a non-U.S. company that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

          A "10% U.S. Shareholder" is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the non-U.S. corporation. We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. Person who owns shares of the Company directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power of all classes of shares of the Company or any of its non-U.S. subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

          The RPII CFC Provisions.    The special RPII CFC income inclusion rules apply only if (i) the RPII of a non-U.S. insurance subsidiary, determined on a gross basis, is 20% or more of such company's gross insurance income for the taxable year, (ii) direct and indirect insureds and persons related (as defined below) to such insureds, whether or not U.S. Persons, are treated as owing (directly or indirectly through entities) 20% or more of the voting power or 20% or more of the value of such company and (iii) RPII Shareholders (as defined below) are treated as owing directly, indirectly through non-U.S. entities or constructively 25% or more of such non-U.S. insurance subsidiary by vote or value. Although we cannot be certain, the Company expects Essent Re will not have RPII equal to or in excess of 20% of its gross insurance income (the "20% Gross Income Exception") for the foreseeable future. Additionally, as the Company is not licensed as an insurance company, we do not anticipate that the Company will have insurance income, including RPII.

          RPII is any "insurance income" (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) or a "related person" (as defined below) to such RPII shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. domestic insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary in the income of RPII shareholders, unless an exception applies, the term "RPII shareholder" means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of the Company's shares. Generally, the term "related person" for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder.

          Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. Essent Re will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of the Company by vote or value.

          If the special RPII CFC inclusion rules apply, each U.S. Person owning (directly or indirectly through non-U.S. entities) any shares in the Company (and therefore, indirectly, in Essent Re) on the last day of Essent Re's taxable year on which it is a CFC under the RPII rules will be required to include in its gross income for U.S. Federal income tax purposes its share of the RPII of Essent Re for the portion of the taxable year during which Essent Re was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person's share of Essent Re's current-year earnings and profits as reduced by the U.S. Person's share, if any, of certain prior-year deficits in earnings and profits. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses. Essent Re intends to operate in a manner that is intended to ensure that Essent Re qualifies for the 20% Gross Income Exception. Although we do not expect that the gross RPII of Essent Re will equal or exceed 20% of Essent Re's gross insurance income in the foreseeable future, it is possible that we will not be successful in qualifying under this exception.

          Computation of RPII.    In order to determine how much RPII Essent Re has earned in each taxable year, our non-U.S. insurance subsidiaries may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of the Company and are U.S. Persons. The Company may not be able to determine whether any of the underlying direct or indirect insureds to which Essent Re provides insurance or reinsurance are shareholders or related persons to such shareholders.

          Consequently, the Company may not be able to determine accurately the gross amount of RPII earned by Essent Re in a given taxable year. For any year in which the special RPII CFC inclusion rules apply, the Company may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent the Company is unable to determine whether a beneficial owner of shares is a U.S. Person, the Company may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

          If, as expected, for each taxable year Essent Re meets the 20% Gross Income Exception, RPII shareholders will not be required to include RPII in their taxable income.

          Basis Adjustments.    A RPII shareholder's tax basis in its shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by the Company out of previously taxed RPII income. The RPII shareholder's tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.

          Uncertainty as to Application of RPII.    The RPII provisions have never been interpreted by the courts or the U.S. Treasury in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purpose of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." Accordingly, the meaning of the RPII provisions and the application thereof to our non-U.S. insurance subsidiaries is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investors considering an investment in our shares should consult his tax advisor as to the effects of these uncertainties.

          Information Reporting.    Under certain circumstances, U.S. Persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. Federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. The Company will provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete Form 5471 in the event the Company determines this is necessary. Failure to file IRS Form 5471 may result in penalties.

          U.S. Persons holding common shares should consider their possible obligation to file a Form TD F 90-22.1 — Foreign Bank and Financial Accounts Report — with respect to the common shares. Additionally, such U.S. Persons should consider their possible obligations to annually report certain information with respect to their interest in the common shares on IRS Form 8938. A U.S. Person holding common shares that acquires common shares from the Company will be required to file a Form 926 or a similar form with the IRS if (i) such person owns immediately after the transfer at least 10% by vote or value of the Company or (ii) the transfer, when aggregated with all related transfers under applicable regulations, exceeds $100,000. In the event that a U.S. Person holding common shares that is required to file such form fails to do so, the U.S. Person could be subject to a penalty of up to $100,000 (equal to 10% of the cash transferred). U.S Persons should consult their tax advisors with respect to these or any other reporting requirements which may apply with respect to their purchase, holding and/or sale of the common shares.

          Tax-Exempt Shareholders.    Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income.

          Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described above.

          Dispositions of Common Shares.    Subject to the discussion below relating to the potential application of section 1248 of the Code and PFIC rules, U.S. Persons that hold common shares generally should recognize capital gain or loss for U.S. Federal income tax purposes on the sale, exchange, redemption or other disposition of common shares in the same manner as on the sale, exchange, redemption or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, under current law any gain will be subject to tax at a current maximum marginal tax rate of 20% for individuals and 35% for corporations. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute "passive category income" for foreign tax credit limitation purposes.

          Section 1248 of the Code provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under U.S. Federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder of the Company should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of the Company; to the extent this is the case, the application of section 1248 of the Code under the regular CFC rules should not apply to dispositions of our shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

          A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. Federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, the Company will provide the relevant information necessary to complete the Form.

          Section 1248 of the Code, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or the 20% Gross Income Exception applies or whether the ownership of the non-U.S. corporation's shares by direct or indirect insureds and related persons is less than the 20% threshold.

          Existing proposed regulations do not address whether section 1248 of the Code would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of section 1248 of the Code under the RPII rules should not apply to dispositions of common shares because the Company will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.

          Medicare Contribution Tax.    For taxable years beginning after December 31, 2012, a U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Person's "net investment income" (or "undistributed net investment income" in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Person's net investment income will generally include its dividend income and its net gains from the disposition of common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Under the proposed regulations, an inclusion of subpart F income by a 10% U.S. Shareholder will not be treated as a dividend for purposes of calculating this 3.8% tax on "net investment income" However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. Federal income tax, will be treated as dividends for purposes of calculating net investment income and this 3.8% tax.

          Passive Foreign Investment Companies.    In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes "passive income" (the "75% test") or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the "50% test").

          If the Company were characterized as a PFIC during a given year, each U.S. Person holding shares of the Company would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an "excess distribution" with respect to, their shares, unless such person is a 10% U.S. Shareholder subject to tax under the CFC rules or such person made a "qualified electing fund" election or "mark-to-market" election. It is uncertain that the Company would be able to provide its shareholders with the information necessary for a U.S. Person to make a "qualified electing fund" election. In addition, if the Company were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares that might otherwise be available under U.S. Federal income tax laws. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares).

          In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. Federal income tax for such period. In addition, a distribution paid by the Company to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if the Company were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.

          For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business" is not treated as passive income. The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated, for purposes of determining whether it is a PFIC, as if it "received directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% of the value of the stock.

          The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that Essent Re will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, none of the income or assets of Essent Re should be treated as passive. Additionally, we expect that in each year of operations passive income and assets of our other subsidiaries will be de minimis in each year of operations with respect to our overall income and assets. Under the look-through rule, the Company should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. As a result, we believe that the Company has not been and should not be treated as a PFIC. We cannot be certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

          Foreign Tax Credit.    If U.S. Persons own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the "subpart F income," RPII and dividends that are foreign source income will constitute "passive category income" for foreign tax credit limitation purposes. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

          Information Reporting and Backup Withholding on Distributions and Disposition Proceeds.    Information returns may be filed with the IRS in connection with distributions on our shares and the proceeds from a sale or other disposition of our shares unless the holder of our shares establishes an exemption from the information reporting rules. A holder of shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person's U.S. Federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is timely and accurately furnished to the IRS.

          Proposed U.S. Tax Legislation.    It is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us or holders of common shares. Any such legislation could have a retroactive effect. Additionally, the

U.S. Federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the "subpart F income" or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

UNDERWRITING

          Essent Group Ltd.[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          [The underwriters have an option to buy up to an additional                  shares from Essent Group Ltd. [and                  from the selling shareholders] to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.]

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Essent Group Ltd. [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by the Essent Group Ltd.	No Exercise	[Full Exercise]
Per share	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	[Full Exercise]
Per share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          Essent Group Ltd. and its officers, directors, and holders of substantially all of the outstanding shares of common stock, [including the selling shareholders,] have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among Essent Group Ltd. and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Essent Group Ltd.'s historical performance, estimates of the business potential and earnings prospects of Essent Group Ltd., an assessment of Essent Group Ltd.'s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          An application has been made to list the common stock on the                  under the symbol "                  ".

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Essent Group Ltd.'s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                  , in the over-the-counter market or otherwise.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

            (a)     to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

            (c)     to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

            (d)     in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          Essent Group Ltd. [and the selling shareholders] estimate[s] that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

          Essent Group Ltd. [and the selling shareholders] [has/have] agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

 LEGAL MATTERS

          The validity of the common shares offered in this offering will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain other legal matters relating to the offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

          The financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

          We are a Bermuda company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. Federal securities laws.

          We have been advised by Conyers Dill & Pearman Limited, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman Limited that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of U.S. courts based on the civil liability provisions of the U.S. Federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the U.S. Federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. Federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common shares being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the common shares being offered, reference is made to the registration statement and the related exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits, schedules and amendments may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. Document requests may be directed to Essent Group Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

          As a result of this initial public offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

 GLOSSARY OF SELECTED INSURANCE, HOUSING FINANCE AND RELATED TERMS

APRs	Annual percentage rates.
Basel III	A capital framework proposed by the Basel Committee on Banking Supervision.
Book	A group of loans that a mortgage insurance company insures in a particular period, normally a calendar year.
Case Reserves	Reserves for delinquent loans following notice of default for at least two consecutive monthly payments.
CFPB	Consumer Financial Protection Bureau.
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended from time to time.
Fannie Mae	Federal National Mortgage Association.
Freddie Mac	Federal Home Loan Mortgage Corporation.
Ginnie Mae	Government National Mortgage Association.
GSEs	Fannie Mae and Freddie Mac.
FHA	Federal Housing Administration.
FHFA	Federal Housing Finance Agency.
HARP	Home Affordable Refinance Program.
HOPA	Homeowners Protection Act of 1998, as amended from time to time.
HUD	Department of Housing and Urban Development.
IBNR Reserves	Estimated unpaid losses on loans that may be in default but have not yet been reported as delinquent.
IIF	Primary insurance in force, which is the unpaid principal balance of mortgage loans that we insure.
LAE	Loss adjustment expenses.
Low down payment loan	Loans with a LTV greater than 80%.
LTV	Loan-to-value ratio.
MBS	Mortgage-backed securities.
MI	Mortgage insurance.
NAIC	National Association of Insurance Commissioners.
NIW	New insurance written, or the aggregate principal amount of the mortgages that are insured during a period.
Persistency rate	The percentage of IIF that remains on our books after any twelve-month period.
PLS	Private label securitization.
QA	Quality assurance review.

QM	"Qualified Mortgage" as defined by the CFPB.
QRM	"Qualified Residential Mortgage" as proposed by Federal regulators in connection with the implementation of the Dodd-Frank Act.
RESPA	Real Estate Settlement Procedures Act.
RIF	Primary risk in force, which is the product of the coverage percentage applied to the unpaid principal balance of mortgage loans that we insure.
RTC	Risk to capital ratio.
TILA	Truth In Lending Act.
UFP	Up-front premiums.
U.S. residential mortgages	Mortgages collateralized by single family homes.
VA	Veterans Administration.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Essent Group, Ltd.

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Essent Group Ltd. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP Philadelphia, PA

March 25, 2013, except for Note 13 and Note 14 to the consolidated financial statements and except for the financial statement schedules listed in the accompanying index, as to which the date is July 29, 2013

Essent Group Ltd. and Subsidiaries

Consolidated Balance Sheets

	December 31,
(In thousands, except share amounts)	2012	2011
Assets
Investments available for sale, at fair value
Fixed maturities	$240,317	$156,631
Short-term investments	7,097	14,460

Total investments	247,414	171,091
Cash	22,315	18,501
Accrued investment income	1,291	827
Accounts receivable	4,894	1,594
Deferred policy acquisition costs	2,203	419
Property and equipment (at cost, less accumulated depreciation of $34,915 in 2012 and $20,167 in 2011)	3,626	15,678
Other assets	1,589	1,956

Total assets	$283,332	$210,066

Liabilities and Stockholders' Equity
Liabilities
Reserve for losses and LAE	$1,499	$57
Unearned premium reserve	40,570	9,695
Amounts due under Asset Purchase Agreement	9,841	14,703
Accrued payroll and bonuses	8,284	6,173
Other accrued liabilities	4,015	3,377

Total liabilities	64,209	34,005

Commitments and contingencies
Stockholders' Equity
Class A common shares, $.01 par value:
Authorized — 75,500,000; issued — 34,817,318 shares in 2012 and 29,133,678 in 2011	348	291
Class B-1 common shares, $.01 par value:
Authorized — 84,769,663; issued — 0	—	—
Class B-2 common shares, $.01 par value:
Authorized — 9,269,663; issued — 9,098,175 shares in 2012 and 8,959,129 in 2011	91	89
Additional paid-in capital	347,924	291,080
Accumulated other comprehensive income	2,414	1,796
Accumulated deficit	(97,512)	(83,969)
Treasury stock at cost, 3,363,724 Class A shares in 2012 and 3,277,001 Class A shares in 2011	(34,142)	(33,226)

Total stockholders' equity	219,123	176,061

Total liabilities and stockholders' equity	$283,332	$210,066

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2010
Revenues:
Net premiums written	$72,668	$17,865	$219
Increase in unearned premiums	(30,875)	(9,686)	(9)

Net premiums earned	41,793	8,179	210
Net investment income	2,269	1,169	214
Realized investment gains, net	143	364	13
Other income	4,511	4,676	5,863

Total revenues	48,716	14,388	6,300

Losses and expenses:
Provision for losses and LAE	1,466	57	—
Other underwriting and operating expenses	61,126	48,781	33,928

Total losses and expenses	62,592	48,838	33,928

Loss before income taxes	(13,876)	(34,450)	(27,628)
Income tax benefit	(333)	(895)	(54)

Net income (loss)	$(13,543)	$(33,555)	$(27,574)

Earnings (loss) per share:
Basic:
Class A	$(0.49)	$(1.39)	$(1.24)
Class B-2	—	N/A	N/A
Diluted:
Class A	$(0.49)	$(1.39)	$(1.24)
Class B-2	—	N/A	N/A
Weighted average common shares outstanding:
Basic:
Class A	27,445	24,151	22,205
Class B-2	557	—	—
Diluted:
Class A	27,445	24,151	22,205
Class B-2	557	—	—
Net income (loss)	$(13,543)	$(33,555)	$(27,574)
Other comprehensive income (loss):
Change in unrealized appreciation of investments, net of tax expense of $333 in 2012, $895 in 2011 and $78 in 2010	618	1,662	146

Total other comprehensive income (loss)	618	1,662	146

Comprehensive income (loss)	$(12,925)	$(31,893)	$(27,428)

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Class A Common Shares	Class B-2 Common Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2010	$222	$69	$219,772	$(12)	$(17,820)	$—	$202,231
Net loss					(27,574)		(27,574)
Other comprehensive income				146			146
Issuance of common stock	40		44,140				44,180
Issuance of management incentive shares	2	10	175				187
Stock-based compensation expense			580				580
Treasury stock acquired						(32,914)	(32,914)
Dividend					(1,771)		(1,771)
Investor fee					(1,572)		(1,572)

Balance at December 31, 2010	$264	$79	$264,667	$134	$(48,737)	$(32,914)	$183,493
Net loss					(33,555)		(33,555)
Other comprehensive income				1,662			1,662
Issuance of common stock net of issuance cost of $226	25		24,749				24,774
Issuance of management incentive shares	2	10	451				463
Stock-based compensation expense			1,213				1,213
Treasury stock acquired						(312)	(312)
Investor fee					(1,677)		(1,677)

Balance at December 31, 2011	$291	$89	$291,080	$1,796	$(83,969)	$(33,226)	$176,061
Net loss					(13,543)		(13,543)
Other comprehensive income				618			618
Issuance of common stock, net of issuance cost of $503	54		54,443				54,497
Issuance of management incentive shares	3	3	474				480
Forfeiture of management incentive shares		(1)	1				—
Stock-based compensation expense			1,926				1,926
Treasury stock acquired						(916)	(916)

Balance at December 31, 2012	$348	$91	$347,924	$2,414	$(97,512)	$(34,142)	$219,123

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2012	2011	2010
Operating Activities
Net loss	$(13,543)	$(33,555)	$(27,574)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Gains on the sale of investments, net	(143)	(364)	(13)
Depreciation and amortization	15,156	13,591	6,636
Amortization of discount on payments due under Asset Purchase Agreement	138	123	17
Stock-based compensation expense	1,926	1,213	580
Amortization of premium on investment securities	1,801	1,444	1,237
Change in:
Accrued investment income	(464)	(309)	(518)
Accounts receivable	(3,300)	(1,055)	(40)
Deferred policy acquisition costs	(1,784)	(418)	(1)
Other assets	(38)	(69)	(921)
Reserve for losses and LAE	1,442	57	—
Unearned premium reserve	30,875	9,686	9
Accounts payable and accrued expenses	4,573	1,411	(1,145)

Net cash provided by (used in) operating activities	36,639	(8,245)	(21,733)

Investing Activities
Purchase of investments available for sale	(141,481)	(165,862)	(264,504)
Proceeds from maturity of investments available for sale	7,550	46,816	50,691
Proceeds from sales of investments available for sale	56,901	111,157	233,029
Purchases of property and equipment, net	(2,699)	(1,266)	(2,058)

Net cash (used in) provided by investing activities	(79,729)	(9,155)	17,158

Financing Activities
Issuance of common stock	54,497	24,774	44,098
Treasury stock acquired	(916)	(312)	(32,914)
Payments under Asset Purchase Agreement	(5,000)	(2,500)	(2,500)
Investor fee payment	(1,677)	(1,572)	(78)
Cash dividend paid	—	—	(1,771)

Net cash provided by financing activities	46,904	20,390	6,835

Net increase in cash	3,814	2,990	2,260
Cash at beginning of year	18,501	15,511	13,251

Cash at end of year	$22,315	$18,501	$15,511

Supplemental Disclosure of Cash Flow Information
Income tax refunds (payments)	$—	$193	$(211)
Noncash Transactions
Accrual of additional liability associated with the Asset Purchase Agreement (see note 6)	$—	$14,595	$—
Issuance of management incentive shares (see note 10)	480	463	187

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

($ in thousands except per share amounts, unless otherwise noted)

          In these notes to consolidated financial statements, "Essent Group", "we", "us", and "our" refer to Essent Group Ltd. and its subsidiaries, unless the context otherwise requires.

Note 1. Nature of Operations and Basis of Presentation

          Essent Group Ltd. is a Bermuda-based holding company, which, through its wholly-owned subsidiaries, offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. Mortgage insurance provides credit protection to lenders and investors against financial loss due to defaults on mortgage loans secured by residential property. Mortgage insurance facilitates the sale of low-down payment (generally less than 20%) mortgage loans into the secondary mortgage market, primarily to the government sponsored enterprises ("GSEs"), Fannie Mae and Freddie Mac. Essent Group was incorporated in Bermuda in July 2008. Essent US Holdings, Inc. ("Essent Holdings") is a wholly-owned subsidiary of Essent Group and is incorporated in Delaware. The primary mortgage insurance operations are conducted through Essent Holdings' regulated and licensed wholly-owned subsidiaries, Essent Guaranty, Inc. ("Essent Guaranty") and Essent Guaranty of PA, Inc. ("Essent PA"). Essent also has a wholly-owned Bermuda-domiciled reinsurer, Essent Reinsurance, Ltd. ("Essent Re").

          Essent Guaranty was formed in November 2008 and received its certificate of authority from the Pennsylvania Insurance Department on July 6, 2009. It commenced operations in 2010, issuing its first mortgage insurance policy in May 2010. Essent Guaranty is headquartered in Radnor, Pennsylvania and maintains operations centers in Winston-Salem, North Carolina and Irvine, California. Essent Guaranty is approved as a qualified mortgage insurer by the GSEs and is licensed to write mortgage insurance in all 50 states and the District of Columbia.

          Essent PA provides reinsurance to Essent Guaranty for mortgage insurance coverage in excess of 25% of the balance of any mortgage loan insured by Essent Guaranty. Essent PA received its certificate of authority from the Pennsylvania Insurance Department on March 15, 2010.

          In June 2010, we formed Essent Solutions, LLC ("Essent Solutions") a wholly-owned, non-insurer subsidiary of Essent Guaranty. Essent Solutions was formed to, among other things, function as an administrative services provider. Since April 2012, Essent Solutions has had minimal business activity.

          In September 2011, we formed CUW Solutions, LLC ("CUW Solutions"), a wholly-owned subsidiary of Essent Holdings. CUW Solutions is a Delaware limited liability corporation that provides, among other things, mortgage contract underwriting services to lenders and mortgage insurance underwriting services to affiliates. Its headquarters are in Radnor, Pennsylvania and it maintains an operations center in Winston-Salem, North Carolina that it subleases from Essent Guaranty.

          Essent Re provides reinsurance coverage of mortgage credit risk and has a Class 3A insurance license issued from the Bermuda Monetary Authority. Through December 31, 2012, Essent Re had not generated any revenue from insurance activities.

          The Company has no operating segments. Substantially all business operations, assets and liabilities relate to the private mortgage insurance business and management reviews operating results for the Company as a whole to make operating decisions and assess performance.

          The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Essent Group and its

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 1. Nature of Operations and Basis of Presentation (Continued)

consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

          The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments Available for Sale

          Investments available for sale include securities that we sell from time to time to provide liquidity and in response to changes in the market. Debt and equity securities classified as available for sale are reported at fair value with unrealized gains and losses on these securities reported in other comprehensive income, net of income taxes. See note 15 for a description of the valuation methods for investments available for sale.

          We monitor our fixed maturities for unrealized losses that appear to be other than temporary. A fixed maturity security is considered to be other-than-temporarily impaired when the security's fair value is less than its amortized cost basis and 1) we intend to sell the security, 2) it is more likely than not that we will be required to sell the security before recovery of the security's amortized cost basis, or 3) we believe we will be unable to recover the entire amortized cost basis of the security (i.e., a credit loss has occurred). When we determine that a credit loss has been incurred, but we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the security's amortized cost basis, the portion of the other-than-temporary impairment that is credit related is recorded as a realized loss in the consolidated statements of comprehensive income (loss), and the portion of the other-than-temporary impairment that is not credit related is included in other comprehensive income (loss). For those fixed maturities for which an other-than-temporary impairment has occurred, we adjust the amortized cost basis of the security and record a realized loss in the consolidated statements of comprehensive income (loss). Any subsequent increase in the security's estimated fair value would be reported as an unrealized gain.

          We recognize purchase premiums and discounts in interest income using the interest method over the term of the securities. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

          Short-term investments are defined as short-term, highly liquid investments, both readily convertible to cash and having maturities at acquisition of twelve months or less.

Cash

          Cash includes a $275 restricted deposit associated with a letter of credit obtained in connection with the rental of office space.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 2. Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

          Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Estimated useful lives are 5 years for furniture and fixtures and 2 to 3 years for equipment, computer hardware and purchased software. Certain costs associated with the acquisition or development of internal-use software are capitalized. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is generally 3 years. We amortize leasehold improvements over the shorter of the lives of the leases or estimated service lives of the leasehold improvements. The balances by type were as follows at December 31:

	2012		2011
	Cost	Accumulated Depreciation/ Amortization	Cost	Accumulated Depreciation/ Amortization
Furniture and fixtures	$919	$(361)	$514	$(266)
Office equipment	91	(34)	51	(17)
Computer hardware	2,181	(1,393)	1,580	(740)
Purchased software	30,944	(30,339)	30,369	(17,596)
Costs of internal-use software	3,979	(2,476)	3,027	(1,380)
Leasehold improvements	427	(312)	304	(168)

Total	$38,541	$(34,915)	$35,845	$(20,167)

          In connection with the acquisition of the proprietary mortgage insurance information technology and operating platform of Triad Guaranty, Inc. and Triad Guaranty Insurance Corporation (collectively referred to as "Triad"), we recorded identifiable intangible assets associated with acquired technology and workforce-in-place. The amount of purchase price allocated to the acquired technology was amortized to expense on a straight-line basis over 36 months. The amount of purchase price allocated to workforce-in-place is being amortized to expense on a straight-line basis over 48 months. Amortization of these assets began on December 1, 2009 and was increased in April 2011 in connection with the additional purchase price recorded effective March 31, 2011. See additional discussion as to the terms of the Triad transaction and the related purchase accounting in note 6. We recognized amortization associated with the acquired technology of $12,011 and amortization associated with the workforce-in-place of $405 for the year ended December 31, 2012. We recognized amortization associated with the acquired technology of $11,040 and amortization associated with the workforce-in-place of $346 for the year ended December 31, 2011. We recognized amortization associated with the acquired technology of $4,858 and amortization associated with the workforce-in-place of $168 for the year ended December 31, 2010. At December 31, 2012, there was $371 of future estimated amortization expense remaining on the workforce-in-place and no remaining amortization expense remaining on the acquired technology.

          The cost of the acquired technology and related accumulated depreciation is included in property and equipment in the accompanying consolidated balance sheets.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 2. Summary of Significant Accounting Policies (Continued)

Deferred Policy Acquisition Costs

          We defer certain personnel costs and premium tax expense directly related to the successful acquisition of new insurance policies and amortize these costs over the period the related estimated gross profits are recognized in order to match costs and revenues. We do not defer any underwriting costs associated with our contract underwriting services. Costs related to the acquisition of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is recognized in proportion to estimated gross profits. Estimated gross profits are composed of earned premium, interest income, losses and loss adjustment expenses. The deferred costs are adjusted as appropriate for policy cancellations to be consistent with our revenue recognition policy. We estimate the rate of amortization to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income. Policy acquisition costs deferred were $2,240, $482 and $1 for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of deferred policy acquisition costs totaled $456, $64 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively, and is included in other underwriting and operating expenses on the consolidated statements of comprehensive income (loss).

Insurance Premium Revenue Recognition

          Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premium on a monthly, annual or single basis. Upon renewal, we are not able to re-underwrite or re-price our policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Monthly policies accounted for 88% of earned premium in 2012. Premiums written on an annual basis are amortized on a pro rata basis over the year of coverage. Primary mortgage insurance written on policies covering more than one year are referred to as single premium policies. A portion of the revenue from single premium policies is recognized in earned premium in the current period, and the remaining portion is deferred as unearned premium and earned over the expected life of the policy. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premium upon notification of the cancellation. Unearned premium represents the portion of premium written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premium policies are estimates based on an analysis of the expiration of risk.

          A significant portion of our premium revenue relates to master policies with certain lending institutions. For the year ended December 31, 2012, one lender represented 25% of our new insurance written. The loss of this customer could have a significant impact on our revenues and results of operations.

          At December 31, 2012, approximately 11% of Essent Group's insurance in force was concentrated in the state of California. We had no other concentrations in a single state in excess of 10%.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 2. Summary of Significant Accounting Policies (Continued)

Reserve for Losses and Loss Adjustment Expenses

          We establish reserves for losses based on our best estimate of ultimate claim costs for defaulted loans. Although Accounting Standards Codification ("ASC") No. 944, regarding accounting and reporting by insurance entities, specifically excludes mortgage insurance from its guidance relating to loss reserves, it is industry practice to apply this standard. Accordingly, we establish loss reserves using the general principles contained in ASC No. 944. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loans are classified as in default when the borrower has missed two consecutive payments. Once we are notified that a borrower has defaulted, we will consider internal and third party information and models, including the status of the loan as reported by its servicer and the type of loan product to determine the likelihood that a default will reach claim status. In addition, we will project the amount that we will pay if a default becomes a claim (referred to as "claim severity"). Based on this information, at each reporting date we determine our best estimate of loss reserves at a given point in time. Included in loss reserves are reserves for incurred but not reported ("IBNR") claims. IBNR reserves represent our estimated unpaid losses on loans that are in default, but have not yet been reported to us as delinquent by our customers. We will also establish reserves for associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees and expenses associated with administering the claims process. Establishing reserves is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Premium Deficiency Reserve

          We are required to establish a premium deficiency reserve if the net present value of the expected future losses and expenses for a particular group of policies exceeds the net present value of expected future premium, anticipated investment income and existing reserves for that specified group of policies. We reassess our expectations for premium, losses and expenses of our mortgage insurance business periodically and update our premium deficiency analysis accordingly. As of December 31, 2012 and 2011, we concluded that no premium deficiency reserve was required to be recorded in the accompanying consolidated financial statements.

Stock-Based Compensation

          We measure the cost of employee services received in exchange for awards of equity instruments at the grant date of the award using a fair value based method. We estimate the fair value of each nonvested share grant on the date of grant using recent transactions with third party investors or through an independent appraisal. We recognize compensation expense on nonvested shares over the vesting period of the award.

Income Taxes

          Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. Changes in tax laws, rates, regulations and policies, or the final determination of tax audits or examinations,

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 2. Summary of Significant Accounting Policies (Continued)

could materially affect our tax estimates. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. When evaluating the realizability of the deferred tax asset, we consider estimates of expected future taxable income, existing and projected book/tax differences, carryback and carryforward periods, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast changes in the mortgage market, as well as the related impact on mortgage insurance, and the competitive and general economic environment in future periods. Changes in the estimate of deferred tax asset realizability, if applicable, are included in income tax expense on the consolidated statements of comprehensive income (loss).

          ASC No. 740 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC No. 740, before a tax benefit can be recognized, a tax position is evaluated using a threshold that it is more likely than not that the tax position will be sustained upon examination. When evaluating the more-likely-than-not recognition threshold, ASC No. 740 provides that a company should presume the tax position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. If the tax position meets the more-likely-than-not recognition threshold, it is initially and subsequently measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

          It is our policy to classify interest and penalties related to unrecognized tax benefits as income tax expense.

Earnings per Share

          Basic earnings (loss) per common share amounts are calculated based on income available to common stockholders and the weighted-average number of common shares outstanding during the reporting period. Diluted earnings (loss) per common share amounts are calculated based on income available to common stockholders and the weighted-average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon vesting of unvested common shares, are included in the earnings per share calculation to the extent that they are dilutive. Since the cash dividends on our Class B-2 common shares could differ from the dividends on the Class A common shares, basic and diluted earnings (loss) per common share have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings (loss) per share for each class of common shares according to dividends declared and participation rights in undistributed earnings or losses.

Recently Issued Accounting Standards

          In October 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-26 Financial Services — Insurance: Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. This update amends the ASC to specify which costs incurred in the acquisition of new and renewal contracts should be capitalized. This update is effective for fiscal years beginning after December 15, 2011, with early adoption permitted at the beginning of an entity's annual reporting period. Essent Group early adopted this ASU effective January 1, 2010 and its provisions were applied prospectively upon adoption. The adoption did not have a material effect on its consolidated operating results or financial position.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 2. Summary of Significant Accounting Policies (Continued)

          In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). This ASU largely retains the fair value measurement principles of Topic 820, but potentially expands current disclosures and changes how fair value measurement guidance is applied in certain circumstances. Essent Group adopted this ASU for the year ending December 31, 2012 and the adoption did not have a material effect on its consolidated operating results or financial position.

          In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. Essent Group adopted this ASU for the year ending December 31, 2012 and presented comprehensive income in a single continuous statement of comprehensive income.

Note 3. Equity Funding

          On February 6, 2009, Essent Group and certain investors executed a Shareholders Agreement, Class A Common Share Subscription Agreement (the "Subscription Agreement") and certain other related legal documents (collectively, the "Agreements"). Under the terms of the Agreements, certain investors, including affiliates of Pine Brook Road Partners, The Goldman Sachs Group, Inc., Aldermanbury Investments Limited, an affiliate of J.P. Morgan, PartnerRe Principal Finance Inc. and RenaissanceRe Ventures Ltd., committed, subject to certain conditions, to make equity contributions to Essent Group in the amount of approximately $519,114 in return for Class A Common Shares. At the same time, $10,000 of this commitment was funded in return for 1 million Class A Common Shares (the "Initial Closing"). As part of the Initial Closing, certain of the investors tendered $3,130 of existing Notes Payable that had been issued as part of their contribution. The remaining Notes Payable of approximately $870 was paid with proceeds from the funding. The Notes Payable had been issued by Essent Group on October 6, 2008 to fund our activities prior to the equity closing. In March 2010 (the "Subsequent Closing"), the existing and new investors executed an Amended and Restated Class A Common Share Subscription Agreement (the "Amended Subscription Agreement") and certain other related legal documents (collectively, the "Amended Agreements"). Under the terms of the Amended Agreements, certain of the existing investors, as well as the new investors, increased their commitment, subject to certain conditions, to make equity contributions in return for Class A Common Shares to Essent Group by $80,896. In addition, certain members of management have made a commitment to purchase Class A Shares of Essent Group. The total commitment of the investors as of December 31, 2012 is $600,315, of which $313,343 has been funded.

          Subsequent to the Initial Closing until the earliest to occur of (i) the seventh anniversary of the Initial Closing, (ii) the closing of a Sale Transaction (as defined in the Bye-laws) or (iii) the closing of an initial public offering of our equity securities, we may request, in accordance with and subject to the conditions set forth in the Amended Subscription Agreement, funding in cash of an amount not less than $5,000 and not in excess of the investors' then aggregate undrawn Funding Amounts, in

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 3. Equity Funding (Continued)

exchange for Class A Common Shares on the same terms and at the same price per Class A Common Share as applied at the Initial Closing and Subsequent Closing (after giving effect to any share splits, share dividends, combinations, recapitalizations or similar events) (each, a "Draw"). The Amended Subscription Agreement outlines the conditions upon which a Draw may be requested and the voting and other rights and obligations of the Board and the investors with respect to approval of each respective Draw. The Amended Subscription Agreement also outlines the penalties to an investor if they fail to fund an approved Draw.

          As of January 1, 2011, $233,343 had been contributed by the investors to Essent Group in return for 23.0 million Class A Common Shares. In 2011, investors made additional capital contributions to Essent Group totaling $25,000 in return for approximately 2.5 million Class A shares and in 2012, investors made additional capital contributions to Essent Group totaling $55,000 in return for approximately 5.4 million Class A shares.

          Macquarie Capital (USA) Inc. ("Macquarie") is due a fee equal to 1% of the gross proceeds from the sale of Class A Common Shares (not to exceed $5,190) issued to shareholders who were party to the Subscription Agreement at the Initial Closing for services rendered in connection with the equity funding for Essent Group. As of December 31, 2012, a total of $2,867 was paid to Macquarie and charged to additional paid-in capital representing the amount of the fee earned to date.

Note 4. Investments Available for Sale

          Investments available for sale consist of the following:

December 31, 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Treasury securities	$77,114	$2,392	$(18)	$79,488
US agency securities	19,424	169	—	19,593
US agency mortgage-backed securities	28,812	871	(43)	29,640
Municipal debt securities(1)	37,872	18	(236)	37,654
Corporate debt securities	62,869	627	(97)	63,399
Mortgage-backed securities	5,641	—	(49)	5,592
Asset-backed securities	8,871	80	—	8,951
Money market funds	3,097	—	—	3,097

Total investments available for sale	$243,700	$4,157	$(443)	$247,414

(1)
All municipal debt securities are general obligation bonds.

December 31, 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Treasury securities	$83,923	$2,348	$—	$86,271
US agency securities	20,617	83	(3)	20,697
US agency mortgage-backed securities	24,512	306	(49)	24,769
Corporate debt securities	26,694	170	(98)	26,766
TLGP guaranteed corporate debt securities	2,021	6	—	2,027
Money market funds	10,561	—	—	10,561

Total investments available for sale	$168,328	$2,913	$(150)	$171,091

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 4. Investments Available for Sale (Continued)

          The amortized cost and fair values of available for sale securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities and asset-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

	Amortized Cost	Fair Value
US Treasury securities:
Due in 1 year	$15,639	$15,676
Due after 1 but within 5 years	36,311	37,429
Due after 5 years	25,164	26,383

Subtotal	77,114	79,488

US agency securities:
Due in 1 year	$4,527	$4,537
Due after 1 but within 5 years	14,897	15,056

Subtotal	19,424	19,593

Municipal debt securities
Due in 1 year	$—	$—
Due after 1 but within 5 years	2,018	2,009
Due after 5 years	35,854	35,645

Subtotal	37,872	37,654

Corporate debt securities:
Due in 1 year	$4,458	$4,467
Due after 1 but within 5 years	56,503	57,034
Due after 5 years	1,908	1,898

Subtotal	62,869	63,399

US agency mortgage-backed securities	$28,812	$29,640

Mortgage-backed securities	$5,641	$5,592

Asset-backed securities	$8,871	$8,951

Money market funds	$3,097	$3,097

Total investments available for sale	$243,700	$247,414

          Essent Group realized gross gains on the sale of investments available for sale during the year ended December 31, 2012 of $145 and gross losses of $2. Essent Group realized gross gains on the sale of investments available for sale during the year ended December 31, 2011 of $365 and gross losses of $1. Essent Group realized gross gains on the sale of investments available for sale during the year ended December 31, 2010 of $13 and gross losses of $0.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 4. Investments Available for Sale (Continued)

          The fair value of investments in an unrealized loss position and the related unrealized losses were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
At December 31, 2012
US Treasury securities	$4,948	$(18)	$—	$—	$4,948	$(18)
US agency mortgage-backed securities	4,113	(33)	1,284	(10)	5,397	(43)
Municipal debt securities	26,006	(236)	—	—	26,006	(236)
Corporate debt securities	12,990	(88)	1,502	(9)	14,492	(97)
Mortgage-backed securities	5,592	(49)	—	—	5,592	(49)

Total	$53,649	$(424)	$2,786	$(19)	$56,435	$(443)

	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
At December 31, 2011
US Treasury securities	$2,268	$(3)	$—	$—	$2,268	$(3)
US agency securities	3,843	(49)	—	—	3,843	(49)
TLGP guaranteed corporate debt securities	7,799	(98)	—	—	7,799	(98)

Total	$13,910	$(150)	$—	$—	$13,910	$(150)

          The decline in fair values of these investment securities is principally associated with the changes in the interest rate environment subsequent to their purchase. Each issuer is current on its scheduled interest and principal payments. We assess our intent to sell these securities and whether we will be required to sell these securities before the recovery of their amortized cost basis when determining whether an impairment is other than temporary. There were no other-than-temporary impairments of investments in the years ended December 31, 2012 or 2011.

          The fair value of investments deposited with insurance regulatory authorities to meet statutory requirements was $8,243 at December 31, 2012 and $8,300 at December 31, 2011.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 4. Investments Available for Sale (Continued)

          Net investment income consists of:

	Year Ended December 31,
	2012	2011	2010
Fixed maturities	$2,632	$1,447	$210
Short-term investments	14	92	270

Gross investment income	2,646	1,539	480
Investment expenses	(377)	(370)	(266)

Net investment income	$2,269	$1,169	$214

Note 5. Accounts Receivable

          Accounts receivable consist of the following at December 31:

	2012	2011
Premiums receivable	$4,271	$1,192
Other receivables	623	402

Total accounts receivable	4,894	1,594
Less: Allowance for doubtful accounts	—	—

Accounts receivable, net	$4,894	$1,594

          Premiums receivable consist of premiums due on our mortgage insurance policies. If mortgage insurance premiums are unpaid for more than 90 days, the receivable is written off against earned premium and the related insurance policy is cancelled. For all periods presented, Essent Group did not record a provision or an allowance for doubtful accounts.

Note 6. Triad Transaction

          On December 1, 2009, under the terms of an asset purchase agreement dated October 7, 2009 between Essent Guaranty and Triad (the "Asset Purchase Agreement"), we acquired all of Triad's proprietary mortgage insurance information technology and operating platform, certain software and substantially all of the supporting hardware, as well as furniture and fixtures, in exchange for payments of up to $30,000 in cash, subject to certain conditions outlined in the Asset Purchase Agreement, and the assumption of certain contractual obligations. In addition, pursuant to this transaction, 39 employees of Triad's information technology, operations and compliance departments were offered, and accepted, employment with Essent Guaranty. Effective with the completion of the transaction, Essent Guaranty began providing information systems maintenance and development services, customer service and policy administration support to Triad under the terms of a services agreement dated December 1, 2009 (the "Services Agreement"). Triad retains the obligation for all risks insured under its existing insurance contracts and will continue to directly manage loss mitigation and claim activity on its insured business.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 6. Triad Transaction (Continued)

          As the assets acquired and liabilities assumed did not constitute a business, the transaction was accounted for as an acquisition of assets. Under the Asset Purchase Agreement, fixed payments of $15,000 were due and paid as follows: $10,000 on the Closing Date of December 1, 2009, and $2,500 each on the first and second anniversaries of the Closing Date. Contingent payments totaling $15,000 are due commencing 30 months after the closing date, or June 1, 2012, in six equal semi-annual installments if Essent Guaranty or any affiliate US domestic insurance company have written mortgage insurance policies (other than mortgage reinsurance or other types of credit enhancement) on mortgage loans having an aggregate unpaid principal balance of not less than $500,000 in the six months preceding such contingent payment. On December 1, 2009, $15,479 was recorded as purchase price for these acquired assets, which included the net present value of the fixed payments. The depreciation for the fixed assets was recorded over three years from December 1, 2009 to November 30, 2012. In March 2011, based on Essent Guaranty's level of written mortgage insurance policies, management concluded that it was probable that the $15,000 of contingent payments would be made. Accordingly, a liability was accrued effective March 31, 2011 for the net present value of the additional contingent payments due Triad, with an offsetting increase in the purchase price of the acquired assets allocated pro rata based on their relative fair value at the acquisition date. The depreciation of the fixed assets associated with the purchase for the contingent payments was recorded over the period from April 1, 2011 to November 30, 2012. Two contingent payments totaling $5,000 were made in the year ended December 31, 2012.

          The components of the purchase price for the assets acquired reflected in the accompanying consolidated balance sheets are as follows:

Cash payment	$9,123
Triad's liabilities assumed at closing	877
Transaction costs	484
Net present value of fixed payments	4,995
Net present value of contingent payments	14,595

Total	$30,074

          The cost of the assets acquired was allocated based on their relative fair value as of the Closing Date (December 1, 2009) as follows:

		2009	2011	Total
Acquired technology	94.2%	$14,573	$13,741	$28,314
Workforce-in-place	4.3	671	633	1,304
Software	0.7	110	103	213
Hardware	0.5	71	67	138
Other assets	0.3	54	51	105

Total	100.0%	$15,479	$14,595	$30,074

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 6. Triad Transaction (Continued)

          Future payments due in connection with the Asset Purchase Agreement are as follows:

Year Ending December 31,
2013	$5,000
2014	5,000

          We recorded interest expense associated with the liability due Triad of $138, $123 and $17 for the years ended December 31, 2012, 2011 and 2010, respectively.

          Under the terms of the Services Agreement, we provide the following services to Triad in exchange for fees: (i) maintain and support the licensed technology and equipment and provide to Triad certain information and technology services; (ii) access to the Triad technology platform in order to support Triad's business pursuant to the license grant outlined in the Services Agreement; (iii) customer support-related services; and (iv) technology development services. The fee earned by Essent Group during the first contract year from December 1, 2009 to November 30, 2010 was a fixed amount. Effective December 1, 2010, the fee is based principally on the number of Triad's insurance policies in force on a monthly basis. Accordingly, this fee is reduced as Triad's policies in force decline. We earned fees under the Services Agreement of $3,800, $4,676 and $5,863 for the years ended December 31, 2012, 2011 and 2010, respectively, which are included in other income in the accompanying consolidated statements of comprehensive income (loss).

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 7. Reserve for Losses and Loss Adjustment Expenses

          The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses ("LAE") for the years ended December 31:

	2012	2011
Reserve for losses and LAE at beginning of year	$57	$—
Less: Reinsurance recoverables	—	—

Net reserve for losses and LAE at beginning of year	57	—
Add provision for losses and LAE, net of reinsurance, occurring in:
Current year	1,523	57
Prior years	(57)	—

Net incurred losses during the current year	1,466	57

Deduct payments for losses and LAE, net of reinsurance, occurring in:
Current year	24	—
Prior years	—	—

Net loss and LAE payments during the current year	24	—

Net reserve for losses and LAE at end of year	1,499	57
Plus: Reinsurance recoverables	—	—

Reserve for losses and LAE at end of year	$1,499	$57

          For the year ended December 31, 2012, less than $1 was paid for incurred claims and claim adjustment expenses attributable to insured events of prior years. There has been a $57 favorable prior-year development during the year ended December 31, 2012. Reserves remaining as of December 31, 2012 for prior years are $0 as a result of re-estimation of unpaid losses and loss adjustment expenses. The decrease is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Note 8. Commitments and Contingencies

Obligations under Guarantees

          Under the terms of CUW Solutions' contract underwriting agreements with lenders and subject to contractual limitations on liability, we agreed to indemnify the lender against losses incurred in the event that we make an error in determining whether loans processed meet specified underwriting criteria, to the extent that such error materially restricts or impairs the salability of such loan, results in a material reduction in the value of such loan or results in the lender repurchasing the loan. The indemnification may be in the form of monetary or other remedies. As of December 31, 2012, there have been no claims for remedies or amounts paid for remedies and management believes any indemnifications related to contract underwriting services through December 31, 2012 are not material to our consolidated financial position or results of operations.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 8. Commitments and Contingencies (Continued)

          In addition to the indemnifications discussed above, in the normal course of business, we enter into agreements or other relationships with third parties pursuant to which we may be obligated under specified circumstances to indemnify the counterparties with respect to certain matters. Our contractual indemnification obligations typically arise in the context of agreements entered into by us to, among other things, purchase or sell services, finance our business and business transactions, lease real property and license intellectual property. The agreements we enter into in the normal course of business generally require us to pay certain amounts to the other party associated with claims or losses if they result from our breach of the agreement, including the inaccuracy of representations or warranties. The agreements we enter into may also contain other indemnification provisions that obligate us to pay amounts upon the occurrence of certain events, such as the negligence or willful misconduct of our employees, infringement of third party intellectual property rights or claims that performance of the agreement constitutes a violation of law. Generally, payment by us under an indemnification provision is conditioned upon the other party making a claim, and typically we can challenge the other party's claims. Further, our indemnification obligations may be limited in time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us under an indemnification agreement or obligation. As of December 31, 2012, contingencies triggering material indemnification obligations or payments have not occurred historically and are not expected to occur. The nature of the indemnification provisions in the various types of agreements and relationships described above are believed to be low risk and pervasive, and we consider them to have a remote risk of loss or payment. We have not recorded any provisions on the consolidated balance sheets related to indemnifications.

Commitments

          We lease office space in Pennsylvania, North Carolina, California and Bermuda under leases accounted for as operating leases. In 2012, we amended our lease agreement in Pennsylvania for additional office space and extended the lease term to 2023. In 2012, we also entered into a new two year lease agreement for our office space in North Carolina commencing on December 1, 2012, and we entered into a sublease agreement with Triad Guaranty Insurance Corporation for a portion of the space leased under the new lease agreement. In August 2012, we entered into a new five year lease agreement for office space in Irvine, California commencing on October 1, 2012.

          Total rent expense was $1,011, $952, and $922 for the years ended December 31, 2012, 2011 and 2010, respectively. The future minimum lease payments of non-cancelable operating leases are as follows at December 31, 2012:

Year Ended December 31,
2013	$1,194
2014	1,802
2015	1,021
2016	1,057
2017 and thereafter	6,910

Total minimum payments required	$11,984

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 8. Commitments and Contingencies (Continued)

          Minimum lease payments shown above have not been reduced by minimum sublease rental income of $355 in 2013 and $333 in 2014 due in the future under the non-cancelable sublease.

Note 9. Capital Stock

          The following presents a summary of the rights and obligations attaching to the Class A Common Shares, Class B-1 Common Shares and Class B-2 Common Shares of Essent Group. A more detailed description of the rights and obligations of Essent Group's capital stock is included in the Amended and Restated Bye-Laws.

          The Class A Common Shares rank senior to the Class B-1 Common Shares and the Class B-2 Common Shares in all respects as to rights of payment and distribution. The Class B-1 Common Shares and the Class B-2 Common Shares rank junior to the Class A Common Shares and pari passu with one another in all respects as to rights of payment and distribution.

          The holders of Class A Common Shares are entitled to receive cumulative compounding dividends prior and in preference to any declaration or payment of any dividend on any other class of Shares in the capital of Essent Group, at the rate of ten percent of the Original Class A Issue Price per annum, compounded annually, on each outstanding Class A Common Share. Any dividend or other distribution declared or paid on any Class B Common Shares shall be ratably declared and paid on all of the outstanding Class A Common Shares (based on "as-if-converted" to Class B-1 Common Share amounts) at the same time as such dividend is paid on such Class B Common Shares. Beginning December 15, 2009, under the terms of a fee agreement with Essent Group, certain investors are also entitled to receive an annual fee for each calendar year (or portion thereof) equal to the lesser of three-quarters of one percent of the total amount invested in Essent Group or a total of $2,300. The annual fee earned by these investors was $1,677 and $1,572 for the years ended December 31, 2011 and 2010, respectively. The annual fee was waived by the investors for the years ended December 31, 2012 and thereafter.

          Each Class A Common Share is convertible, at any time at the option of the holder, into Class B-1 Common Shares of Essent Group. Each Class A Common Share shall be automatically converted into Class B-1 Common Shares upon the earlier of (i) the consummation of a qualified public offering and (ii) the date specified by written consent of (A) the holders of at least seventy-five percent of the Class B-1 Common Shares issued or issuable upon conversion of the Class A Common Shares and (B) each of the Major Investors as defined in our Bye-Laws. The holder of each Class A Common Share has the right to one vote for each Class B-1 Common Share on an as-if-converted basis.

          Vested Class B-2 Common Shares automatically convert into Class B-1 Common Shares upon the consummation of an initial public offering of Essent Group's Shares at an IPO Valuation in excess of the aggregate Class A Preference Amounts (as defined in the Bye-Laws) of all Class A Common Shares then outstanding. Class B-2 Common Shares have no voting rights.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 10. Stock-Based Compensation

          On February 6, 2009, Essent Group adopted the 2009 Restricted Share Plan (the "Plan"). Under the Plan, an aggregate maximum of 9,269,663 shares of Class B-2 Common Shares may be issued to employees. There were 111,236 Class B-2 Common Shares available for future grant at December 31, 2012.

          Under the Plan, certain members of management were granted nonvested Class B-2 Common Shares upon their employment. The shares vest based on a formula that considers the amount of capital funded under the Amended Subscription Agreement and the period of employment of the respective employee. One-third of Class B-2 shares vest on the third, fourth and fifth anniversary of the employee's date of hire multiplied by the "Investment Percentage." The Investment Percentage is defined as the percentage equal to (i) the aggregate amount of equity capital actually invested in Essent Group pursuant to the Amended Subscription Agreement as of any applicable vesting date, divided by (ii) $750,000. The vesting period starts upon the respective employee's date of hire.

          The following table summarizes nonvested Class B-2 Share activity for the years ended December 31:

	2012		2011		2010
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	8,959,129	$0.07	7,879,214	$0.06	6,905,899	$0.06
Granted	291,995	0.17	1,079,915	0.11	1,019,663	0.10
Vested	(966,905)	0.06	—	—	—	—
Forfeited	(92,697)	0.13	—	—	(46,348)	0.08

Outstanding at end of year	8,191,522	0.07	8,959,129	0.07	7,879,214	0.06

          Under the terms of certain employment contracts and other agreements, a portion of certain employees' annual incentive bonus will be paid in Class A Common Shares which will vest over periods of up to 3 years.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 10. Stock-Based Compensation (Continued)

          The following table summarizes nonvested Class A Share activity for the years ended December 31:

	2012		2011		2010
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	257,313	$10.00	143,022	$10.00	75,000	$10.00
Granted	215,062	10.11	170,298	10.00	93,152	10.00
Vested	(271,113)	10.03	(56,007)	10.00	(25,000)	10.00
Forfeited	(2,242)	10.00	—	—	(130)	10.00

Outstanding at end of year	199,020	10.08	257,313	10.00	143,022	10.00

          In connection with our incentive program covering bonus awards for performance year 2012, in March 2013, the Compensation Committee of the Board of Directors approved the issuance of 238,695 nonvested shares of Class A Common Shares to employees and 56,250 Class A Common Shares which vested upon issuance. Based on an independent appraisal, the estimated fair market value for each of the Class A shares issued in March 2013 was $10.92 per share at the date of grant.

          In addition to the nonvested share activity above, the Compensation Committee of the Board of Directors approved the issuance of Class A Common Shares which vested upon issuance of 47,500, 46,250 and 18,750 in 2012, 2011 and 2010, respectively. The estimated fair market value for each of the Class A shares issued at the date of grant was $10.11 in 2012 and $10.00 per share in 2011 and 2010.

          Independent appraisals were obtained in connection with the valuation of 2012 and 2011 Class A Shares granted and each grant of Class B-2 Shares under the Plan. The valuation of 2010 Class A Shares granted was based on transactions with investors. The total fair value of nonvested shares that vested was $3,062, $560 and $250 for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $2,096 of total unrecognized compensation expense related to outstanding nonvested shares and we expect to recognize the expense over a weighted average period of 1.7 years.

          Employees have the option to tender shares to Essent Group to pay the minimum employee statutory withholding taxes associated with shares upon vesting. Class A Shares tendered by employees to pay employee withholding taxes totaled 86,014, 31,063 and 15,938 in 2012, 2011 and 2010, respectively. The tendered shares are recorded at cost and included in treasury stock.

          In 2012, Essent Group exercised its right to purchase 710 vested shares from a former employee at fair value of $10.11 per share. The repurchased shares are recorded at cost and included in treasury stock.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 10. Stock-Based Compensation (Continued)

          Compensation expense, net of forfeitures, and related tax effects recognized in connection with nonvested shares were as follows for the years ended December 31:

	2012	2011	2010
Compensation expense	$1,926	$1,213	$580
Income tax benefit	674	425	203

Note 11. Dividends Restrictions

          Our insurance subsidiaries are subject to certain capital and dividend rules and regulations as prescribed by jurisdictions in which they are authorized to operate. Under the insurance laws of the Commonwealth of Pennsylvania, Essent Guaranty and Essent PA may pay dividends during any 12-month period in an amount equal to the greater of (i) 10 percent of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also specifies that dividends and other distributions can be paid out of positive unassigned surplus without prior approval. Both Essent Guaranty and Essent PA currently have negative unassigned surplus and, therefore, would require prior approval by the Pennsylvania Insurance Commissioner to make any dividend payment or other distributions in 2013. At December 31, 2012, the insurance subsidiaries were in compliance with these rules and regulations. The insurance subsidiaries paid no dividends to Essent Group or any intermediate holding companies in the years ended December 31, 2012, 2011 or 2010.

Note 12. Income Taxes

          Income tax expense (benefit) consists of the following components for the years ended December 31:

	2012	2011	2010
Current	$—	$—	$18
Deferred	(333)	(895)	(72)

Total income tax expense (benefit)	$(333)	$(895)	$(54)

          Income tax expense (benefit) is different from that which would be obtained by applying the applicable statutory income tax rates to income before income taxes by jurisdiction. The

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 12. Income Taxes (Continued)

reconciliation of the difference between income tax expense (benefit) and the tax provision (benefit) calculated at statutory rates is as follows for the years ended December 31:

	2012	2011	2010
Tax provision (benefit) at statutory rates	$(4,394)	$(11,723)	$(9,029)
Non-deductible expenses	199	149	93
State taxes, net	—	—	10
Change in valuation allowance	3,933	10,784	8,863
Other	(71)	(105)	9

Total income tax expense (benefit)	$(333)	$(895)	$(54)

          We provide deferred taxes to reflect the estimated future tax effects of the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax laws. The net deferred tax asset is comprised of the following at December 31:

	2012	2011
Deferred tax assets	$31,162	$26,109
Deferred tax liabilities	(2,276)	(1,156)

Net deferred tax asset before valuation allowance	28,886	24,953
Valuation allowance	(28,886)	(24,953)

Net deferred tax asset	$—	$—

          The components of the net deferred tax asset were as follows at December 31:

	2012	2011
Net operating loss carryforward	$12,742	$14,019
Fixed assets	8,631	5,173
Start-up expenditures, net	5,519	5,971
Unearned premium reserve	4,214	692
Unrealized gain on investments	(1,300)	(967)
Deferred policy acquisition costs	(771)	(147)
Nonvested shares	(125)	118
Prepaid expenses	(47)	(42)
Organizational expenditures	35	37
Accrued expenses	(33)	98
Loss reserves	21	1

Net deferred tax assets before valuation allowance	28,886	24,953
Valuation allowance	(28,886)	(24,953)

Net deferred tax asset	$—	$—

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 12. Income Taxes (Continued)

          In evaluating our ability to realize the benefit of our deferred tax assets, we consider the relevant impact of all available positive and negative evidence including our past operating results and our forecasts of future taxable income. Although Essent Group has direct written premium for the years ended December 31, 2012, 2011 and 2010, it has generated a cumulative net operating loss from inception through each annual reporting period. ASC No. 740 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Accordingly, we concluded that a valuation allowance of $28,886 was required at December 31, 2012 and a valuation allowance of $24,953 was required as of December 31, 2011. Future realization of our deferred tax asset will ultimately depend on the existence of sufficient taxable income of the appropriate character (ordinary income vs. capital gains) within the applicable carryback and carryforward periods provided under the tax law. It is at least reasonably possible that a material decrease to the valuation allowance may occur in the year ended December 31, 2013.

          For federal income tax purposes, we have approximately $36,405 of net operating loss carryforwards as of December 31, 2012. To the extent not utilized, $14,279 of our net operating loss carryforwards will expire during tax year 2030 and $22,126 will expire during tax year 2031. At December 31, 2012 and 2011, we had no unrecognized tax benefits. As of December 31, 2012, our U.S. federal income tax returns for the tax years 2009 through 2011 remain subject to examination.

          The Company has not recorded any uncertain tax positions as of December 31, 2012.

Note 13. Related Party Transactions

          The Company is a party to an investment advisory agreement with Goldman Sachs Asset Management, L.P., a subsidiary of The Goldman Sachs Group, Inc., one of Essent Group's investors. Investment expense incurred under this agreement totaled $184, $104, and $57 for the years ended December 31, 2012, 2011 and 2010, respectively.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 14. Earnings (Loss) per Share (EPS)

          The following table reconciles the net loss and the weighted average common shares outstanding used in the computations of basic and diluted loss per common share for the years ended December 31:

	2012	2011	2010
Net income (loss)	$(13,543)	$(33,555)	$(27,574)
Less: Class A dividends declared	—	—	(1,771)
Less: Class B-2 dividends declared	—	—	—

Undistributed net income (loss)	$(13,543)	$(33,555)	$(29,345)

Net income (loss) allocable to Class A	$(13,541)	$(33,555)	$(29,345)
Net income (loss) allocable to Class B-2	(2)	—	—
Basic earnings (loss) per share:
Class A	$(0.49)	$(1.39)	$(1.24)
Class B-2	—	N/A	N/A
Diluted earnings (loss) per share:
Class A	$(0.49)	$(1.39)	$(1.24)
Class B-2	—	N/A	N/A
Basic weighted average common shares outstanding:
Class A	27,445	24,151	22,205
Class B-2	557	—	—
Dilutive effect of nonvested shares:
Class A	—	—	—
Class B-2	—	—	—
Diluted weighted average common shares outstanding:
Class A	27,445	24,151	22,205
Class B-2	557	—	—
Antidilutive shares:
Nonvested Class A shares	343	251	152
Nonvested Class B-2 shares	8,523	8,488	7,571

          As indicated in note 9, Class A common shares are entitled to receive cumulative compounding dividends prior and in preference to any declaration or payment of any dividend on the Class B-2 common shares. In periods of income, the undistributed net income would be allocated to the Class A common shares to satisfy this requirement. In periods of loss, the undistributed net loss has been allocated pro rata to the Class A and Class B-2 shares in proportion to their percentage of vested equity capital.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 15. Fair Value of Financial Instruments

          The estimated fair values and related carrying amounts of our financial instruments were as follows:

December 31, 2012	Carrying Amount	Fair Value
Financial Assets:
US Treasury securities	$79,488	$79,488
US agency securities	19,593	19,593
US agency mortgage-backed securities	29,640	29,640
Municipal debt securities	37,654	37,654
Corporate debt securities	63,399	63,399
Mortgage-backed securities	5,592	5,592
Asset-backed securities	8,951	8,951
Money market funds	3,097	3,097

Total Investments	$247,414	$247,414

Financial Liabilities:
Amounts due under Asset Purchase Agreement	$9,841	$9,975

December 31, 2011	Carrying Amount	Fair Value
Financial Assets:
US Treasury securities	$86,271	$86,271
US agency securities	20,697	20,697
US agency mortgage-backed securities	24,769	24,769
Corporate debt securities	26,766	26,766
TLGP guaranteed corporate debt securities	2,027	2,027
Money market funds	10,561	10,561

Total Investments	$171,091	$171,091

Financial Liabilities:
Amounts due under Asset Purchase Agreement	$14,703	$14,933
Investor fee payable	1,677	1,677

Fair Value Hierarchy

          ASC No. 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The level within the fair value hierarchy to measure the financial instrument shall be determined based

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 15. Fair Value of Financial Instruments (Continued)

on the lowest level input that is significant to the fair value measurement. The three levels of the fair-value hierarchy are as follows:

  •
  Level 1 — Quoted prices for identical instruments in active markets accessible at the measurement date.

  •
  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and valuations in which all significant inputs are observable in active markets. Inputs are observable for substantially the full term of the financial instrument.

  •
  Level 3 — Valuations derived from one or more significant inputs that are unobservable.

Determination of Fair Value

          When available, we generally use quoted market prices to determine fair value and classify the financial instrument in Level 1. In cases where quoted market prices for similar financial instruments are available, we utilize these inputs for valuation techniques and classify the financial instrument in Level 2. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows, present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows and we classify the financial instrument in Level 3. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. No financial instruments were classified as Level 3 at December 31, 2012 or 2011.

          We used the following methods and assumptions in estimating fair values of financial instruments:

  •
  Investments available for sale — Investments available for sale are valued using quoted market prices in active markets, when available, and those investments are classified as Level 1 of the fair value hierarchy. Level 1 investments available for sale include investments such as US Treasury securities, US agency securities, US agency mortgage-backed securities, mortgage-backed securities, TLGP guaranteed corporate debt securities and money market funds. Investments available for sale are classified as Level 2 of the fair value hierarchy if quoted market prices are not available and fair values are estimated using quoted prices of similar securities or recently executed transactions for the securities. Municipal securities, corporate debt securities and asset-backed securities are classified as Level 2 investments.

  We use independent pricing sources to determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy. We use one primary pricing service to provide individual security pricing based on observable market data and receive one quote per security. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing service and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. We review the

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 15. Fair Value of Financial Instruments (Continued)

    reasonableness of prices received from our primary pricing service by comparison to prices obtained from additional pricing sources. We have not made any adjustments to the prices obtained from our primary pricing service.

  •
  Amounts due under Asset Purchase Agreement — The fair value of amounts due under Asset Purchase Agreement is estimated using discounted cash flow analyses based on current risk-free interest rates of securities with similar maturities. The fair value estimates of amounts due under Asset Purchase Agreement are classified as Level 2 since quoted market prices are not available, but observable inputs are used in the valuation.

Assets and Liabilities Measured at Fair Value

          All assets measured at fair value at December 31, 2012 are categorized in the table below based upon the lowest level of significant input to the valuations. All fair value measurements at the reporting date were on a recurring basis. We had no liabilities measured at fair value at December 31, 2012.

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements
US Treasury securities	$79,488	$—	$—	$79,488
US agency securities	19,593	—	—	19,593
US agency mortgage-backed securities	29,640	—	—	29,640
Municipal debt securities	—	37,654	—	37,654
Corporate debt securities	—	63,399	—	63,399
Mortgage-backed securities	5,592	—	—	5,592
Asset-backed securities	—	8,951	—	8,951
Money market funds	3,097	—	—	3,097

Total recurring fair value measurements	$137,410	$110,004	$—	$247,414

Note 16. Statutory Accounting

          Our domestic insurance subsidiaries prepare statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by their respective state's department of insurance, which is a comprehensive basis of accounting other than GAAP. We did not use any prescribed or permitted statutory accounting practices (individually or in the aggregate) that resulted in reported statutory surplus or capital that was significantly different from the statutory surplus or capital that would have been reported had National Association of Insurance

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 16. Statutory Accounting (Continued)

Commissioners' statutory accounting practices been followed. The following table presents Essent Guaranty's and Essent PA's statutory net income or loss, statutory surplus and contingency reserve liability as of and for the years ended December 31:

	2012	2011	2010
Essent Guaranty
Statutory net loss	$(16,278)	$(34,094)	$(25,813)
Statutory surplus	163,790	141,939	160,269
Contingency reserve liability	23,313	3,928	99
Essent PA
Statutory net income (loss)	$749	$134	$(223)
Statutory surplus	14,159	4,645	4,771
Contingency reserve liability	1,780	266	6

          At December 31, 2012, 2011 and 2010, the statutory capital of our insurance subsidiaries, which is defined as the total of statutory surplus and contingency reserves, was well in excess of the statutory capital necessary to satisfy the insurance subsidiaries' regulatory requirements.

          Statement of Statutory Accounting Principles No. 58, Mortgage Guaranty Insurance, requires mortgage insurers to establish a special contingency reserve for statutory accounting purposes included in total liabilities equal to 50% of earned premium for that year. During 2012, Essent Guaranty increased its contingency reserve by $19,385 and Essent PA increased its contingency reserve by $1,514. This reserve is required to be maintained for a period of 120 months to protect against the effects of adverse economic cycles. After 120 months, the reserve is released to unassigned funds. In the event an insurer's loss ratio in any calendar year exceeds 35%, however, the insurer may, after regulatory approval, release from its contingency reserves an amount equal to the excess portion of such losses. Essent Guaranty and Essent PA did not release any amounts from their contingency reserves in 2012, 2011 or 2010.

Note 17. Capital Maintenance Agreement

          Essent Guaranty has a capital maintenance agreement with Essent PA under which Essent Guaranty agreed to contribute funds, under specified conditions, to maintain Essent PA's risk to capital ratio at or below 25.0 to 1 in return for a surplus note. As of December 31, 2012, Essent PA's risk to capital ratio was 16.2 to 1 and there were no amounts outstanding related to this agreement.

Note 18. Subsequent Events

          The date through which subsequent events have been evaluated and the date the consolidated financial statements were available to be issued was March 25, 2013. In addition, we evaluated subsequent events through July 29, 2013 in conjunction with the reissuance of the consolidated financial statements in this registration statement.

Essent Group Ltd. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share amounts)	June 30, 2013	December 31, 2012
Assets
Investments available for sale, at fair value
Fixed maturities	$295,707	$240,317
Short-term investments	2,098	7,097

Total investments	297,805	247,414
Cash	129,166	22,315
Accrued investment income	1,838	1,291
Accounts receivable	10,493	4,894
Deferred policy acquisition costs	4,080	2,203
Property and equipment (at cost, less accumulated depreciation of $35,818 in 2013 and $34,915 in 2012)	3,793	3,626
Net deferred tax asset	12,194	—
Other assets	1,841	1,589

Total assets	$461,210	$283,332

Liabilities and Stockholders' Equity
Liabilities
Reserve for losses and LAE	$2,548	$1,499
Unearned premium reserve	70,121	40,570
Amounts due under Asset Purchase Agreement	7,400	9,841
Accrued payroll and bonuses	5,289	8,284
Other accrued liabilities	4,618	4,015

Total liabilities	89,976	64,209

Commitments and contingencies
Stockholders' Equity
Class A common shares, $.01 par value:
Authorized — 75,500,000; issued — 47,433,451 shares in 2013 and 34,817,318 in 2012	474	348
Class B-1 common shares, $.01 par value:
Authorized — 84,769,663; issued — 0	—	—
Class B-2 common shares, $.01 par value:
Authorized — 9,269,663; issued — 9,226,165 shares in 2013 and 9,098,175 in 2012	92	91
Additional paid-in capital	473,378	347,924
Accumulated other comprehensive income (loss)	(1,639)	2,414
Accumulated deficit	(66,735)	(97,512)
Treasury stock at cost, 3,381,368 Class A shares and 1,574 Class B-2 shares in 2013 and 3,363,724 Class A shares in 2012	(34,336)	(34,142)

Total stockholders' equity	371,234	219,123

Total liabilities and stockholders' equity	$461,210	$283,332

See accompanying notes to condensed consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Six months ended June 30,
(In thousands, except per share amounts)	2013	2012
Revenues:
Net premiums written	$78,296	$22,731
Increase in unearned premiums	(29,551)	(9,216)

Net premiums earned	48,745	13,515
Net investment income	1,744	998
Realized investment gains, net	93	104
Other income	2,013	2,150

Total revenues	52,595	16,767

Losses and expenses:
Provision for losses and LAE	1,310	646
Other underwriting and operating expenses	30,519	28,950

Total losses and expenses	31,829	29,596

Income (loss) before income taxes	20,766	(12,829)
Income tax benefit	(10,011)	(307)

Net income (loss)	$30,777	$(12,522)

Earnings (loss) per share
Basic:
Class A	$0.90	$(0.48)
Class B-2	—	(0.01)
Diluted:
Class A	$0.89	$(0.48)
Class B-2	—	(0.01)
Weighted average common shares outstanding:
Basic:
Class A	34,313	25,923
Class B-2	1,577	285
Diluted:
Class A	34,459	25,923
Class B-2	6,549	285
Net income (loss)	$30,777	$(12,522)
Other comprehensive income (loss):
Change in unrealized (depreciation) appreciation, net of tax (benefit) expense of ($2,182) in 2013 and $307 in 2012	(4,053)	570

Total other comprehensive income (loss)	(4,053)	570

Comprehensive income (loss)	$26,724	$(11,952)

See accompanying notes to condensed consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders' Equity (Unaudited)

(In thousands)	Class A Common Shares	Class B-2 Common Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2012	$291	$89	$291,080	$1,796	$(83,969)	$(33,226)	$176,061
Net loss					(13,543)		(13,543)
Other comprehensive income (loss)				618			618
Issuance of common stock, net of issuance cost of $503	54		54,443				54,497
Issuance of management incentive shares	3	3	474				480
Forfeiture of management incentive shares		(1)	1				—
Stock-based compensation expense			1,926				1,926
Treasury stock acquired						(916)	(916)

Balance at December 31, 2012	$348	$91	$347,924	$2,414	$(97,512)	$(34,142)	$219,123

Net income					30,777		30,777
Other comprehensive income (loss)				(4,053)			(4,053)
Issuance of common stock, net of issuance cost of $1,143	123		123,729				123,852
Issuance of management incentive shares	3	2	609				614
Forfeiture of management incentive shares		(1)	1				—
Stock-based compensation expense			1,115				1,115
Treasury stock acquired						(194)	(194)

Balance at June 30, 2013	$474	$92	$473,378	$(1,639)	$(66,735)	$(34,336)	$371,234

See accompanying notes to condensed consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30,
(In thousands)	2013	2012
Operating Activities
Net income (loss)	$30,777	$(12,522)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gains on the sale of investments, net	(93)	(104)
Depreciation and amortization	1,105	8,005
Amortization of discount on payments due under Asset Purchase Agreement	59	71
Stock-based compensation expense	1,115	894
Amortization of premium on investment securities	1,388	760
Change in:
Accrued investment income	(547)	(92)
Accounts receivable	(5,599)	(1,038)
Deferred policy acquisition costs	(1,877)	(502)
Net deferred tax asset	(12,194)	—
Other assets	2,660	(24)
Reserve for losses and LAE	1,049	645
Unearned premium reserve	29,551	9,216
Accounts payable and accrued expenses	405	(1,937)

Net cash provided by operating activities	47,799	3,372

Investing Activities
Purchase of investments available for sale	(89,386)	(39,532)
Proceeds from maturity of investments available for sale	8,000	4,900
Proceeds from sales of investments available for sale	20,349	34,608
Purchases of property and equipment, net	(1,069)	(905)

Net cash used in investing activities	(62,106)	(929)

Financing Activities
Issuance of common stock	123,852	4,954
Treasury stock acquired	(194)	(383)
Payments under Asset Purchase Agreement	(2,500)	(2,500)
Investor fee payment	—	(1,677)

Net cash provided by financing activities	121,158	394

Net increase in cash	106,851	2,837
Cash at beginning of period	22,315	18,501

Cash at end of period	$129,166	$21,338

Noncash Transactions
Issuance of management incentive shares (see note 7)	$614	$480

See accompanying notes to condensed consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

($ in thousands except per share amounts, unless otherwise noted)

          In these notes to consolidated financial statements, "Essent Group", "we", "us", and "our" refer to Essent Group Ltd. and its subsidiaries, unless the context otherwise requires.

Note 1. Nature of Operations and Basis of Presentation

          Essent Group Ltd. is a Bermuda-based holding company, which, through its wholly-owned subsidiaries, offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. Mortgage insurance facilitates the sale of low-down payment (generally less than 20%) mortgage loans into the secondary mortgage market, primarily to the government sponsored enterprises ("GSEs"), Fannie Mae and Freddie Mac. Our primary mortgage operations are conducted through Essent Guaranty, which is approved as a qualified mortgage insurer by the GSEs and is licensed to write mortgage insurance in all 50 states and the District of Columbia.

          We have prepared the condensed consolidated financial statements included herein pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). We have condensed or omitted certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") pursuant to such rules and regulations. In the opinion of management, the statements include all adjustments (which include normal recurring adjustments) required for a fair statement of financial position, results of operations and cash flows for the interim periods presented. These statements should be read in conjunction with the consolidated financial statements and notes thereto, including note 1 and note 2 to the consolidated financial statements included therein which discloses the principles of consolidation and a summary of significant accounting policies. The results of operations for the interim periods are not necessarily indicative of the results for the full year. We evaluated the need to recognize or disclose events that occurred subsequent to June 30, 2013 prior to the issuance of these condensed consolidated financial statements.

Note 2. Equity Funding

          As of January 1, 2012, $258,343 had been contributed by the investors to Essent Group in return for approximately 25.5 million Class A Common Shares. In 2012, investors made additional capital contributions to Essent Group totaling $55,000 in return for approximately 5.4 million Class A shares. In 2013, investors made additional capital contributions to Essent Group totaling $124,995 in return for approximately 12.3 million Class A shares.

          Macquarie Capital (USA) Inc. ("Macquarie") is due a fee equal to 1% of the gross proceeds from the sale of Class A Common Shares (not to exceed $5,190) issued to shareholders who were party to the Subscription Agreement at the Initial Closing for services rendered in connection with the equity funding for Essent Group. As of June 30, 2013, a total fee of $4,010 was earned to date by Macquarie and charged to additional paid-in capital, of which $686 was payable.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 3. Investments Available for Sale

          Investments available for sale consist of the following:

June 30, 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Treasury securities	$67,895	$1,325	$(535)	$68,685
US agency securities	19,272	99	—	19,371
US agency mortgage-backed securities	25,293	156	(608)	24,841
Municipal debt securities(1)	37,374	—	(971)	36,403
Corporate debt securities	115,243	206	(1,718)	113,731
Mortgage-backed securities	13,456	—	(466)	12,990
Asset-backed securities	19,696	31	(41)	19,686
Money market funds	2,098	—	—	2,098

Total investments available for sale	$300,327	$1,817	$(4,339)	$297,805

December 31, 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Treasury securities	$77,114	$2,392	$(18)	$79,488
US agency securities	19,424	169	—	19,593
US agency mortgage-backed securities	28,812	871	(43)	29,640
Municipal debt securities	37,872	18	(236)	37,654
Corporate debt securities	62,869	627	(97)	63,399
Mortgage-backed securities	5,641	—	(49)	5,592
Asset-backed securities	8,871	80	—	8,951
Money market funds	3,097	—	—	3,097

Total investments available for sale	$243,700	$4,157	$(443)	$247,414

(1)
All municipal securities are general obligation bonds.

          The amortized cost and fair values of available for sale securities at June 30, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 3. Investments Available for Sale (Continued)

prepayment penalties. Because most mortgage-backed securities and asset-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

	Amortized Cost	Fair Value
US Treasury securities:
Due in 1 year	$11,781	$11,855
Due after 1 but within 5 years	30,949	31,647
Due after 5 years	25,165	25,183

Subtotal	67,895	68,685

US agency securities:
Due in 1 year	$11,099	$11,135
Due after 1 but within 5 years	8,173	8,236

Subtotal	19,272	19,371

Municipal debt securities:
Due in 1 year	$—	$—
Due after 1 but within 5 years	14,317	13,984
Due after 5 years	23,057	22,419

Subtotal	37,374	36,403

Corporate debt securities:
Due in 1 year	$7,247	$7,273
Due after 1 but within 5 years	95,592	94,385
Due after 5 years	12,404	12,073

Subtotal	115,243	113,731

US agency mortgage-backed securities	$25,293	$24,841

Mortgage-backed securities	$13,456	$12,990

Asset-backed securities	$19,696	$19,686

Money market funds	$2,098	$2,098

Total investments available for sale	$300,327	$297,805

          Essent Group realized gross gains on the sale of investments available for sale during the six months ended June 30, 2013 of $93 and gross losses of $0. Essent Group realized gross gains on the sale of investments available for sale during the six months ended June 30, 2012 of $106 and gross losses of $2.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 3. Investments Available for Sale (Continued)

          The fair value of investments in an unrealized loss position and the related unrealized losses were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
At June 30, 2013
US Treasury securities	$16,366	$(535)	—	—	$16,366	$(535)
US agency mortgage-backed securities	12,833	(608)	—	—	12,833	(608)
Municipal debt securities	36,403	(971)	—	—	36,403	(971)
Corporate debt securities	85,222	(1,703)	1,016	(15)	86,238	(1,718)
Mortgage-backed securities	12,990	(466)	—	—	12,990	(466)
Asset-backed securities	12,479	(41)	—	—	12,479	(41)

Total	$176,293	$(4,324)	$1,016	$(15)	$177,309	$(4,339)

	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
At December 31, 2012
US Treasury securities	$4,948	$(18)	$—	$—	$4,948	$(18)
US agency mortgage-backed securities	4,113	(33)	1,284	(10)	5,397	(43)
Municipal debt securities	26,006	(236)	—	—	26,006	(236)
Corporate debt securities	12,990	(88)	1,502	(9)	14,492	(97)
Mortgage-backed securities	5,592	(49)	—	—	5,592	(49)

Total	$53,649	$(424)	$2,786	$(19)	$56,435	$(443)

          The decline in fair values of these investment securities is principally associated with the changes in the interest rate environment subsequent to their purchase. Each issuer is current on its scheduled interest and principal payments. We assess our intent to sell these securities and whether we will be required to sell these securities before the recovery of their amortized cost basis when determining whether an impairment is other than temporary. There were no other-than-temporary impairments of investments in the six months ended June 30, 2013 or the year ended December 31, 2012.

          The fair value of investments deposited with insurance regulatory authorities to meet statutory requirements was $8,483 at June 30, 2013 and $8,243 at December 31, 2012.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 3. Investments Available for Sale (Continued)

          Net investment income for the six months ended June 30, 2013 and 2012 consisted of:

	2013	2012
Fixed maturities	$2,024	$1,163
Short-term investments	4	10

Gross investment income	2,028	1,173
Investment expenses	(284)	(175)

Net investment income	$1,744	$998

Note 4. Accounts Receivable

          Accounts receivable consist of the following:

	June 30, 2013	December 31, 2012
Premiums receivable	$6,808	$4,271
Receivable for securities	3,117	2
Other receivables	568	621

Total accounts receivable	10,493	4,894
Less: Allowance for doubtful accounts	—	—

Accounts receivable, net	$10,493	$4,894

          Premiums receivable consist of premiums due on our mortgage insurance policies. If mortgage insurance premiums are unpaid for more than 90 days, the receivable is written off against earned premium and the related insurance policy is cancelled. For all periods presented, Essent Group did not record a provision or an allowance for doubtful accounts.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 5. Reserve for Losses and Loss Adjustment Expenses

          The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses ("LAE") for the six months ended June 30:

	2013	2012
Reserve for losses and LAE at beginning of year	$1,499	$57
Less: Reinsurance recoverable	—	—

Net reserve for losses and LAE at beginning of year	1,499	57
Add provision for losses and LAE, net of reinsurance, occurring in:
Current period	1,435	703
Prior periods	(125)	(57)

Net incurred losses during the current period	1,310	646

Deduct payments for losses and LAE, net of reinsurance, occurring in:
Current period	4	1
Prior periods	257	—

Net loss and LAE payments during the current period	261	1

Net reserve for losses and LAE at end of period	2,548	702
Plus: Reinsurance recoverable	—	—

Reserve for losses and LAE at end of period	$2,548	$702

          For the six months ended June 30, 2013 and 2012, $257 and $0, respectively, was paid for incurred claims and claim adjustment expenses attributable to insured events of prior years. There has been a $125 favorable prior-year development during the six months ended June 30, 2013. Reserves remaining as of June 30, 2013 for prior years are $1,117 as a result of re-estimation of unpaid losses and loss adjustment expenses. The decrease is generally the result of a re-estimation of amounts ultimately to be paid on prior year defaults in the default inventory. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Note 6. Commitments and Contingencies

Obligations under Guarantees

          Under the terms of CUW Solutions' contract underwriting agreements with lenders and subject to contractual limitations on liability, we agreed to indemnify the lender against losses incurred in the event that we make an error in determining whether loans processed meet specified underwriting criteria, to the extent that such error materially restricts or impairs the salability of such loan, results in a material reduction in the value of such loan or results in the lender repurchasing the loan. The indemnification may be in the form of monetary or other remedies. As of June 30, 2013, less than $1 has been paid for remedies and management believes any indemnifications related to contract underwriting services through June 30, 2013 are not material to our consolidated financial position or results of operations.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 7. Stock-Based Compensation

          On February 6, 2009, Essent Group adopted the 2009 Restricted Share Plan (the "Plan"). Under the Plan, an aggregate maximum of 9,269,663 shares of Class B-2 Common Shares may be issued to employees. There were 43,498 Class B-2 Common Shares available for future grant at June 30, 2013.

          Under the Plan, certain members of management were granted nonvested Class B-2 Common Shares upon their employment. The shares vest based on a formula that considers the amount of capital funded under the Amended Subscription Agreement and the period of employment of the respective employee. One-third of Class B-2 shares vest on the third, fourth and fifth anniversary of the employee's date of hire multiplied by the "Investment Percentage." The Investment Percentage is defined as the percentage equal to (i) the aggregate amount of equity capital actually invested in Essent Group pursuant to the Amended Subscription Agreement as of any applicable vesting date, divided by (ii) $750,000. The vesting period starts upon the respective employee's date of hire.

          The following table summarizes nonvested Class B-2 Share activity for the six months ended June 30:

	2013		2012
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	8,191,522	$0.07	8,959,129	$0.07
Granted	143,680	1.20	134,410	0.16
Vested	(1,703,362)	0.06	(697,071)	0.06
Forfeited	(75,942)	0.11	(46,438)	0.08

Outstanding at end of period	6,555,898	0.10	8,350,030	0.07

          Under the terms of certain employment contracts and other agreements, a portion of certain employees' annual incentive bonus will be paid in Class A Common Shares which will vest over periods of up to 3 years.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 7. Stock-Based Compensation (Continued)

          The following table summarizes nonvested Class A Share activity for the six months ended June 30:

	2013		2012
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	199,020	$10.08	257,313	$10.00
Granted	238,695	10.92	215,062	10.11
Vested	—	—	(87,773)	10.00
Forfeited	(5,139)	10.64	(2,242)	10.00

Outstanding at end of period	432,576	$10.54	382,360	$10.06

          In addition to the nonvested share activity above, the Compensation Committee of the Board of Directors approved the issuance of Class A Common Shares, which vested upon issuance of 57,349 in 2013 and 47,500 in 2012. The estimated fair market value for each of the Class A Common Shares issued at the date of grant was $10.92 in 2013 and $10.11 in 2012.

          Independent appraisals were obtained in connection with the valuation of Class A and Class B-2 Shares under the Plan. The total fair value of nonvested shares that vested was $2,044 and $1,011 for the six months ended June 30, 2013 and 2012, respectively. As of June 30, 2013, there was $3,447 of total unrecognized compensation expense related to outstanding nonvested shares and we expect to recognize the expense over a weighted average period of 2.0 years.

          Employees have the option to tender shares to Essent Group to pay the minimum employee statutory withholding taxes associated with shares upon vesting. Class A Shares tendered by employees to pay employee withholding taxes totaled 17,644 and 37,880 in the six months ended June 30, 2013 and 2012, respectively. Class B-2 Shares tendered by employees to pay employee withholding taxes totaled 1,574 in the six months ended June 30, 2013. There were no Class B-2 Shares tendered in the six months ended June 30, 2012. The tendered shares are recorded at cost and included in treasury stock.

          Compensation expense, net of forfeitures, and related tax effects recognized in connection with nonvested shares were as follows for the six months ended June 30:

	2013	2012
Compensation expense	$1,115	$894
Income tax benefit	390	313

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 8. Income Taxes

          Income tax expense (benefit) consisted of the following components for the six months ended June 30:

	2013	2012
Current	$—	$—
Deferred	(10,011)	(307)

Total income tax expense (benefit)	$(10,011)	$(307)

          Income tax expense (benefit) is different from that which would be obtained by applying the applicable statutory income tax rates to income before income taxes by jurisdiction. The reconciliation of the difference between income tax expense (benefit) and the tax provision (benefit) calculated at statutory rates is as follows for the six months ended June 30:

	2013	2012
Tax provision (benefit) at statutory rates	$7,600	$(4,287)
Non-deductible expenses	110	87
Tax-exempt interest, net	(206)	—
Change in valuation allowance	(17,489)	3,893
Other	(26)	—

Total income tax expense (benefit)	$(10,011)	$(307)

          We provide deferred taxes to reflect the estimated future tax effects of the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax laws.

          The net deferred tax asset is comprised of the following:

	June 30, 2013	December 31, 2012
Deferred tax assets	$25,071	$31,162
Deferred tax liabilities	(1,480)	(2,276)

Net deferred tax asset before valuation allowance	23,591	28,886
Valuation allowance	(11,397)	(28,886)

Net deferred tax asset	$12,194	$—

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 8. Income Taxes (Continued)

          The components of the net deferred tax asset were as follows:

	June 30, 2013	December 31, 2012
Fixed assets	$8,081	$8,631
Unearned premium reserve	7,415	4,214
Start-up expenditures, net	5,291	5,519
Net operating loss carryforward	3,136	12,742
Deferred policy acquisition costs	(1,428)	(771)
Unrealized loss (gain) on investments	883	(1,300)
Nonvested shares	170	(125)
Prepaid expenses	(52)	(47)
Loss reserves	36	21
Organizational expenditures	33	35
Accrued expenses	26	(33)

Net deferred tax asset before valuation allowance	23,591	28,886
Valuation allowance	(11,397)	(28,886)

Net deferred tax asset	$12,194	$—

          In evaluating our ability to realize the benefit of our deferred tax assets, we consider the relevant impact of all available positive and negative evidence including our past operating results and our forecasts of future taxable income. Through December 31, 2012, Essent had generated a cumulative net operating loss from inception through each annual reporting period. ASC No. 740 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Accordingly, we concluded that a valuation allowance of $28,886 was required at December 31, 2012. Based on actual results through June 30, 2013 as well as forecasted full year 2013 results, management anticipates that Essent will be in a cumulative GAAP net income position for the most recent three year period and expects that Essent will utilize our net operating loss carryforwards and will be in a cumulative net taxable income position since inception. At June 30, 2013, after weighing all the evidence, management concluded that it is more likely than not that our deferred tax assets will be realized. As a result, we have released the valuation allowance on our deferred tax assets as of June 30, 2013, except for amounts that will be reversed as an income tax benefit throughout the remaining quarters of 2013, and recognized a deferred tax benefit of $10,011 in the six months ended June 30, 2013.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 9. Earnings (Loss) per Share (EPS)

          The following table reconciles the net income (loss) and the weighted average common shares outstanding used in the computations of basic and diluted earnings (loss) per common share for the six months ended June 30:

	2013	2012
Net income (loss)	$30,777	$(12,522)
Less: Class A dividends declared	—	—
Less: Class B-2 dividends declared	—	—

Undistributed net income (loss)	$30,777	$(12,522)

Net income (loss) allocable to Class A	$30,777	$(12,521)
Net income (loss) allocable to Class B-2	—	(2)
Basic earnings (loss) per share:
Class A	$0.90	$(0.48)
Class B-2	—	(0.01)
Diluted earnings (loss) per share:
Class A	$0.89	$(0.48)
Class B-2	—	(0.01)
Basic weighted average common shares outstanding:
Class A	34,313	25,923
Class B-2	1,577	285
Dilutive effect of nonvested shares:
Class A	146	—
Class B-2	4,972	—
Diluted weighted average common shares outstanding:
Class A	34,459	25,923
Class B-2	6,549	285
Antidilutive shares:
Nonvested Class A shares	—	306
Nonvested Class B-2 shares	—	8,718

          Class A common shares are entitled to receive cumulative compounding dividends prior and in preference to any declaration or payment of any dividend on the Class B-2 common shares. In periods of income, the undistributed net income has been allocated to the Class A common shares to satisfy this requirement. In periods of loss, the undistributed net loss has been allocated pro rata to the Class A and Class B-2 shares in proportion to their percentage of vested equity capital.

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 10. Fair Value of Financial Instruments

          The estimated fair values and related carrying amounts of our financial instruments were as follows:

June 30, 2013	Carrying Amount	Fair Value
Financial Assets:
US Treasury securities	$68,685	$68,685
US agency securities	19,371	19,371
US agency mortgage-backed securities	24,841	24,841
Municipal debt securities	36,403	36,403
Corporate debt securities	113,731	113,731
Mortgage-backed securities	12,990	12,990
Asset-backed securities	19,686	19,686
Money market funds	2,098	2,098

Total investments	$297,805	$297,805

Financial Liabilities:
Amounts due under Asset Purchase Agreement	$7,400	$7,477

December 31, 2012	Carrying Amount	Fair Value
Financial Assets:
US Treasury securities	$79,488	$79,488
US agency securities	19,593	19,593
US agency mortgage-backed securities	29,640	29,640
Municipal debt securities	37,654	37,654
Corporate debt securities	63,399	63,399
Mortgage-backed securities	5,592	5,592
Asset backed securities	8,951	8,951
Money market funds	3,097	3,097

Total investments	$247,414	$247,414

Financial Liabilities:
Amounts due under Asset Purchase Agreement	$9,841	$9,975

Fair Value Hierarchy

          ASC No. 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The level within the fair value hierarchy to measure the financial instrument shall be determined based

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 10. Fair Value of Financial Instruments (Continued)

on the lowest level input that is significant to the fair value measurement. The three levels of the fair-value hierarchy are as follows:

  •
  Level 1 — Quoted prices for identical instruments in active markets accessible at the measurement date.

  •
  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and valuations in which all significant inputs are observable in active markets. Inputs are observable for substantially the full term of the financial instrument.

  •
  Level 3 — Valuations derived from one or more significant inputs that are unobservable.

Determination of Fair Value

          When available, we generally use quoted market prices to determine fair value and classify the financial instrument in Level 1. In cases where quoted market prices for similar financial instruments are available, we utilize these inputs for valuation techniques and classify the financial instrument in Level 2. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows, present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows and we classify the financial instrument in Level 3. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. No financial instruments were classified as Level 3 at June 30, 2013 or December 31, 2012.

          We used the following methods and assumptions in estimating fair values of financial instruments:

  •
  Investments available for sale — Investments available for sale are valued using quoted market prices in active markets, when available, and those investments are classified as Level 1 of the fair value hierarchy. Level 1 investments available for sale include investments such as US Treasury securities, US agency securities, US agency mortgage-backed securities, mortgage-backed securities and money market funds. Investments available for sale are classified as Level 2 of the fair value hierarchy if quoted market prices are not available and fair values are estimated using quoted prices of similar securities or recently executed transactions for the securities. Municipal securities, corporate debt securities and asset-backed securities are classified as Level 2 investments.

    We use independent pricing sources to determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy. We use one primary pricing service to provide individual security pricing based on observable market data and receive one quote per security. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing source and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. We review the reasonableness of prices received from our primary pricing service by comparison to prices

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 10. Fair Value of Financial Instruments (Continued)

    obtained from additional pricing sources. We have not made any adjustments to the prices obtained from our primary pricing service.

  •
  Amounts due under Asset Purchase Agreement — The fair value of amounts due under Asset Purchase Agreement is estimated using discounted cash flow analyses based on current risk-free interest rates of securities with similar maturities. The fair value estimates of amounts due under Asset Purchase Agreement are classified as Level 2 since quoted market prices are not available, but observable inputs are used in the valuation.

Assets and Liabilities Measured at Fair Value

          All assets measured at fair value at June 30, 2013 are categorized in the table below based upon the lowest level of significant input to the valuations. All fair value measurements at the reporting date were on a recurring basis. We had no liabilities measured at fair value at June 30, 2013.

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements
US Treasury securities	$68,685	$—	$—	$68,685
US agency securities	19,371	—	—	19,371
US agency mortgage-backed securities	24,841	—	—	24,841
Municipal debt securities	—	36,403	—	36,403
Corporate debt securities	—	113,731	—	113,731
Mortgage-backed securities	12,990	—	—	12,990
Asset backed securities	—	19,686	—	19,686
Money market funds	2,098	—	—	2,098

Total recurring fair value measurements	$127,985	$169,820	$—	$297,805

Note 11. Statutory Accounting

          Our domestic insurance subsidiaries prepare statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by their respective state's department of insurance, which is a comprehensive basis of accounting other than GAAP. We did not use any prescribed or permitted statutory accounting practices (individually or in the aggregate) that resulted in reported statutory surplus or capital that was significantly different from the statutory surplus or capital that would have been reported had National Association of Insurance Commissioners' statutory accounting practices been followed. The following table presents Essent

Essent Group Ltd. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

($ in thousands except per share amounts, unless otherwise noted)

Note 11. Statutory Accounting (Continued)

Guaranty's and Essent PA's statutory net income or loss, statutory surplus and contingency reserve liability as of and for the six months ended June 30:

	2013	2012
Essent Guaranty
Statutory net income (loss)	$17,403	$(13,284)
Statutory surplus	283,066	134,489
Contingency reserve liability	45,797	10,230
Essent PA
Statutory net income	$1,319	$292
Statutory surplus	22,790	4,481
Contingency reserve liability	3,669	723

          At June 30, 2013 and 2012, the statutory capital of our insurance subsidiaries, which is defined as the total of statutory surplus and contingency reserves, was well in excess of the statutory capital necessary to satisfy the insurance subsidiaries' regulatory requirements.

          Statement of Statutory Accounting Principles No. 58, Mortgage Guaranty Insurance, requires mortgage insurers to establish a special contingency reserve for statutory accounting purposes included in total liabilities equal to 50% of earned premium for that year. During the six months ended June 30, 2013, Essent Guaranty increased its contingency reserve by $22,484 and Essent PA increased its contingency reserve by $1,889. This reserve is required to be maintained for a period of 120 months to protect against the effects of adverse economic cycles. After 120 months, the reserve is released to unassigned funds. In the event an insurer's loss ratio in any calendar year exceeds 35%, however, the insurer may, after regulatory approval, release from its contingency reserves an amount equal to the excess portion of such losses. Essent Guaranty and Essent PA did not release any amounts from their contingency reserves in the six months ended June 30, 2013 or 2012.

Note 12. Subsequent Events

          The date through which subsequent events have been evaluated and the date the unaudited condensed consolidated financial statements were available to be issued was July 29, 2013.

Essent Group Ltd. and Subsidiaries

Schedule I — Summary of Investments — Other Than Investments in Related Parties

December 31, 2012

Type of Investment (in thousands)	Amortized Cost	Fair Value	Amount at which shown in the Balance Sheet
Fixed maturities:
Bonds:
United States Government and government agencies and authorities	$125,350	$128,721	$128,721
States, municipalities and political subdivisions	37,872	37,654	37,654
Public utilities	—	—	—
Mortgage-backed securities	5,641	5,592	5,592
Asset-backed securities	8,871	8,951	8,951
All other corporate bonds	62,869	63,399	63,399
Certificates of Deposit	—	—	—

Total fixed maturities	240,603	244,317	244,317

Short-term investments	3,097	3,097	3,097

Total investments	$243,700	$247,414	$247,414

Essent Group Ltd. and Subsidiaries

Schedule II — Condensed Financial Information of Registrant

Condensed Balance Sheets

Parent Company Only

	December 31,
(In thousands)	2012	2011
Assets
Short-term investments	$3,001	$1,000
Cash	1,034	3,497
Due from affiliates	16	155
Investment in consolidated subsidiaries	215,861	173,592
Other assets	23	6

Total assets	$219,935	$178,250

Liabilities and stockholders' equity
Liabilities
Due to affiliates	$227	$—
Other accrued liabilities	585	2,189

Total liabilities	812	2,189

Commitments and contingencies
Stockholders' Equity
Class A common shares	348	291
Class B-2 common shares	91	89
Additional paid-in capital	347,924	291,080
Accumulated other comprehensive income (loss)	2,414	1,796
Accumulated deficit	(97,512)	(83,969)
Treasury stock	(34,142)	(33,226)

Total stockholders' equity	219,123	176,061

Total liabilities and stockholders' equity	$219,935	$178,250

See accompanying supplementary notes to Parent Company condensed financial information and the consolidated financial statements and notes thereto.

Essent Group Ltd. and Subsidiaries

Schedule II — Condensed Financial Information of Registrant

Condensed Statements of Comprehensive Income (Loss)

Parent Company Only

	Year Ended December 31,
(In thousands)	2012	2011	2010
Revenues:
Investment income	$3	$1	$—

Total revenues	3	1	—

Expenses:
Administrative service fees to subsidiaries	46	39	219
Other operating expenses	250	215	547

Total expenses	296	254	766
Loss before income taxes and equity in undistributed net income in subsidiaries	(293)	(253)	(766)
Income tax expense (benefit)	—	—	—

Income before equity in undistributed net loss of subsidiaries	(293)	(253)	(766)
Equity in undistributed net loss of subsidiaries	(13,250)	(33,302)	(26,808)

Net loss	(13,543)	(33,555)	(27,574)
Other comprehensive income (loss):
Unrealized appreciation of investments, net of tax expense of $333 in 2012, $895 in 2011 and $78 in 2010	618	1,662	146

Total other comprehensive income (loss)	618	1,662	146

Comprehensive income (loss)	$(12,925)	$(31,893)	$(27,428)

See accompanying supplementary notes to Parent Company condensed financial information and the consolidated financial statements and notes thereto.

Essent Group Ltd. and Subsidiaries

Schedule II — Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

Parent Company Only

	Year Ended December 31,
(In thousands)	2012	2011	2010
Operating Activities
Net loss	$(13,543)	$(33,555)	$(27,574)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in net income of subsidiaries	13,250	33,302	26,808
Changes in assets and liabilities:
Other assets	121	(64)	170
Other accrued liabilities	2,373	619	(2,234)

Net cash provided by (used in) operating activities	2,201	302	(2,830)

Investing Activities
Investments in subsidiaries	(54,567)	(22,405)	(12,892)
Purchase of short-term investments available for sale	(2,001)	(1,000)	—

Net cash used in investing activities	(56,568)	(23,405)	(12,892)

Financing Activities
Issuance of common stock	54,497	24,774	44,098
Treasury stock acquired	(916)	(312)	(32,914)
Investor fee payment	(1,677)	(1,572)	78
Payment of dividends	—	—	(1,771)

Net cash provided by financing activities	51,904	22,890	9,491

Net decrease in cash	(2,463)	(213)	(6,231)
Cash at beginning of period	3,497	3,710	9,941

Cash at end of period	$1,034	$3,497	$3,710

See accompanying supplementary notes to Parent Company condensed financial information and the consolidated financial statements and notes thereto.

Essent Group Ltd. and Subsidiaries

Schedule II — Condensed Financial Information of Registrant

Parent Company Only

Supplementary Notes

Note A

          The accompanying Parent Company financial statements should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements. These financial statements have been prepared on the same basis and using the same accounting policies as described in the consolidated financial statements included herein, except that the Parent Company uses the equity-method of accounting for its majority owned subsidiaries.

Note B

          Under the insurance laws of the Commonwealth of Pennsylvania, the insurance subsidiaries may pay dividends during any 12-month period in an amount equal to the greater of (i) 10 percent of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also requires that dividends and other distributions be paid out of positive unassigned surplus without prior approval. The insurance subsidiaries currently have negative unassigned surplus and therefore, would require prior approval by the Pennsylvania Insurance Commissioner to make any dividend payment or other distributions in 2013.

          During the three years ending December 31, 2012, the Parent Company did not receive any dividends from its subsidiaries.

          Until                                         , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Common Shares

PROSPECTUS

Goldman, Sachs & Co.	J.P. Morgan

                                        , 2013

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table sets forth the costs and expenses, other than the underwriting discount, payable by our company in connection with the sale of common shares being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC registration fee	$
FINRA filing fee	$
listing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Blue Sky fees and expenses (including legal fees)	$
Transfer agent and registrar fees and expenses	$
Miscellaneous	$

Total	$

Item 14.    Indemnification of Directors and Officers.

          Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may in its bye-laws or in any contract or arrangement between the company and any officer, or any person employed by the company as auditor, exempt such officer or person from, or indemnify him in respect of , any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty in relation to the company or any subsidiary thereof.

          We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

          Insurance.    We maintain directors' and officers' liability insurance, which covers directors and officers of our company against certain claims or liabilities arising out of the performance of their duties.

          Indemnification Agreements.    We intend to enter into agreements to indemnify its directors and executive officers. These agreements will provide for indemnification of our directors and executive officers to the fullest extent permitted by applicable Bermuda law against all expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provided services at our company's request.

          Underwriting Agreement.    Our underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of our company against specified liabilities related to this prospectus under the Securities Act in certain circumstances.

Item 15.    Recent Sales of Unregistered Securities.

          We have issued unregistered securities in a number of transactions detailed below. The transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), or Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Recipients of securities, issued by us in reliance on Section 4(2) of the Securities Act, were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with us, to such information.

          1.      From November 1, 2010 through May 31, 2013, we granted to our officers and employees an aggregate of 1,585,113 of our Class B-2 Common Shares pursuant to the Company's 2009 Restricted Share Plan, which such shares vest pursuant to the terms thereof.

          2.      From March 8, 2011 through March 25, 2013, we granted to our officers and employees and a director of a subsidiary of the Company, an aggregate of 775,154 of our Class A Common Shares under the Company's Annual Bonus Program, which vest pursuant to the terms thereof, unless otherwise provided in an agreement between the holder and the Company.

          3.      From December 6, 2010 through June 24, 2013, we sold and issued to 43 accredited investors an aggregate of 21,150,484 shares of our Class A Common Shares at purchase prices from $10.00 to $12.00 per share for an aggregate purchase price of $214,495,020.

Item 16.    Exhibits and Financial Statement Schedules.

          (a)     Exhibits:    The list of exhibits is set forth under "Exhibit Index" at the end of this registration statement and is incorporated herein by reference.

          (b)     Financial Statement Schedules:    All schedules have been omitted since the required information is included in the consolidated financial statements and the notes thereto, information therein is not applicable or the omitted schedules are not required.

Item 17.    Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Essent Group Ltd. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [    •    ], on this [    •    ] day of [Month], 2013.

Essent Group Ltd.
By:
Name:
Title:

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

[•], 2013
[•], 2013
[•], 2013
[•], 2013
[•], 2013
[•], 2013
[•], 2013
[•], 2013
[•], 2013
[•], 2013
By:	/s/ Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1		Memorandum of Association
3.2		Certificate of Deposit of Memorandum of Increase of Share Capital
3.3	*	Third Amended and Restated Bye-laws
4.1	*	Form of Common Share Certificate
4.2		Shareholders Agreement, dated as of February 6, 2009, among Essent Group Ltd. and the shareholders party thereto
4.3		Amendment No. 1 to Shareholders Agreement, dated as of March 25, 2010, among Essent Group Ltd. and the shareholders party thereto
4.4		Amendment No. 2 to Shareholders Agreement, effective as of June 24, 2013, among Essent Group Ltd. and the shareholders party thereto
4.5	*	Registration Rights Agreement, dated as of February 6, 2009, among Essent Group Ltd. and the shareholders party thereto
4.6	*	Amendment No. 1 to Registration Rights Agreement, dated as of March 25, 2010, among Essent Group Ltd. and the shareholders party thereto
4.7	*	Management Rights Letter, dated as of February 6, 2009, between Essent Group Ltd. and Essent Intermediate, L.P.
4.8	*	Management Rights Letter, dated as of March 25, 2010, among Essent Group Ltd., Ithan Creek Master Investment Partnership (Cayman) II, L.P., and Ithan Creek Master Investors (Cayman) L.P.
5.1	*	Opinion of Conyers Dill & Pearman Limited
10.1		Amended and Restated Class A Common Share Subscription Agreement, dated as of March 25, 2010, among Essent Group Ltd. and the investors party thereto
10.2		Fee Agreement, dated as of February 6, 2009, among Essent Group Ltd. and the Investors party thereto
10.3		Amendment and Waiver to Fee Agreement, dated as of December 18, 2012, among Essent Group Ltd. and the Investors party thereto
10.4		Asset Purchase Agreement, dated as of October 7, 2009, between Essent Guaranty, Inc. and Triad Guaranty Insurance Corporation
10.5	*	2009 Restricted Share Plan
10.6	*	Form of Class B-2 Restricted Share Award Agreement
10.7	*	Fiscal Year 2013 Annual Leadership Bonus Program
10.8	*	Fiscal Year 2012 Annual Leadership Bonus Program
10.9	*	Form of Class A Restricted Share Bonus Award Agreement
10.10	*	2013 Omnibus Equity Incentive Plan

Exhibit No.		Description
10.11	*	Employment Agreement by and between Essent US Holdings, Inc. and Mark Casale
10.12	*	Employment Agreement by and between Essent US Holdings, Inc. and Adolfo Marzol
10.13	*	Employment Agreement by and between Essent US Holdings, Inc. and Vijay Bhasin
10.14	*	Annual Incentive Plan
21.1		List of Subsidiaries
23.1	*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
23.2	*	Consent of PricewaterhouseCoopers LLP
24.1	*	Power of Attorney (included on signature page)
99.1	*	Form F-N

*
To be filed by amendment.